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EXHIBIT 99.1

2017 Annual Report

Contents

Fairfax Corporate Performance	1
Corporate Profile	2
Chairman's Letter to Shareholders	4
Management's Responsibility for the Financial Statements and Management's Report on Internal Control over Financial Reporting	28
Independent Auditor's Report to the Shareholders	29
Fairfax Consolidated Financial Statements	32
Notes to Consolidated Financial Statements	39
Management's Discussion and Analysis of Financial Condition and Results of Operations	123
Appendix – Fairfax Guiding Principles	202
Corporate Information	203

2017 Annual Report

Fairfax Corporate Performance

(in US$ millions, except as otherwise indicated)(1)

	Book value per share	Closing share price(1)		Revenue	Net earnings (loss)	Total assets	Invest- ments	Net debt	Common share- holders' equity	Shares out- standing	Earnings (loss) per share
As at and for the years ended December 31(2)
1985	1.52	3.25	(3)	12.2	(0.6)	30.4	23.9	–	7.6	5.0	(1.35)
1986	4.25	12.75		38.9	4.7	93.4	68.8	3.7	29.7	7.0	0.98
1987	6.30	12.37		86.9	12.3	139.8	93.5	4.9	46.0	7.3	1.72
1988	8.26	15.00		112.0	12.1	200.6	111.7	27.3	60.3	7.3	1.63
1989	10.50	18.75		108.6	14.4	209.5	113.1	21.9	76.7	7.3	1.87
1990	14.84	11.00		167.0	18.2	461.9	289.3	83.3	81.6	5.5	2.42
1991	18.38	21.25		217.4	19.6	447.0	295.3	58.0	101.1	5.5	3.34
1992	18.55	25.00		237.0	8.3	464.6	311.7	69.4	113.1	6.1	1.44
1993	26.39	61.25		266.7	25.8	906.6	641.1	118.7	211.1	8.0	4.19
1994	31.06	67.00		464.8	27.9	1,549.3	1,105.9	166.3	279.6	9.0	3.41
1995	38.89	98.00		837.0	63.9	2,104.8	1,221.9	175.7	346.1	8.9	7.15
1996	63.31	290.00		1,082.3	110.6	4,216.0	2,520.4	281.6	664.7	10.5	11.26
1997	86.28	320.00		1,507.7	152.1	7,148.9	4,054.1	369.7	960.5	11.1	14.12
1998	112.49	540.00		2,469.0	280.3	13,640.1	7,867.8	830.0	1,364.8	12.1	23.60
1999	155.55	245.50		3,905.9	42.6	22,229.3	12,289.7	1,248.5	2,088.5	13.4	3.20
2000	148.14	228.50		4,157.2	75.5	21,667.8	10,399.6	1,251.5	1,940.8	13.1	5.04
2001	117.03	164.00		3,953.2	(406.5)	22,183.8	10,228.8	1,194.1	1,679.5	14.4	(31.93)
2002	125.25	121.11		5,104.7	252.8	22,173.2	10,596.5	1,602.8	1,760.4	14.1	17.49
2003	163.70	226.11		5,731.2	288.6	24,877.1	12,491.2	1,961.1	2,264.6	13.8	19.51
2004	162.76	202.24		5,829.7	53.1	26,271.2	13,460.6	1,965.9	2,605.7	16.0	3.11
2005	137.50	168.00		5,900.5	(446.6)	27,542.0	14,869.4	1,984.0	2,448.2	17.8	(27.75)
2006	150.16	231.67		6,803.7	227.5	26,576.5	16,819.7	1,613.6	2,662.4	17.7	11.92
2007	230.01	287.00		7,510.2	1,095.8	27,941.8	19,000.7	1,207.4	4,063.5	17.7	58.38
2008	278.28	390.00		7,825.6	1,473.8	27,305.4	19,949.8	412.5	4,866.3	17.5	79.53
2009	369.80	410.00		6,635.6	856.8	28,452.0	21,273.0	1,071.1	7,391.8	20.0	43.75
2010	376.33	408.99		5,967.3	335.8	31,448.1	23,300.0	1,254.9	7,697.9	20.5	14.82
2011	364.55	437.01		7,475.0	45.1	33,406.9	24,322.5	2,055.7	7,427.9	20.4	(0.31)
2012	378.10	358.55		8,022.8	526.9	36,945.4	26,094.2	1,920.6	7,654.7	20.2	22.68
2013	339.00	424.11		5,944.9	(573.4)	35,999.0	24,861.6	1,752.9	7,186.7	21.2	(31.15)
2014	394.83	608.78		10,017.9	1,633.2	36,131.2	26,192.7	1,966.3	8,361.0	21.2	73.01
2015	403.01	656.91		9,580.4	567.7	41,529.0	29,016.1	2,075.6	8,952.5	22.2	23.15
2016	367.40	648.50		9,299.6	(512.5)	43,384.4	28,430.7	3,438.2	8,484.6	23.1	(24.18)
2017	449.55	669.34		16,224.6	1,740.6	64,090.1	39,255.4	4,057.2	12,475.6	27.8	64.98
Compound annual growth
	19.5%	18.1%

(1)
All share references are to common shares; Closing share price is in Canadian dollars; per share amounts are in US dollars; Shares outstanding are in millions.

(2)
IFRS basis for 2010 to 2017; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(3)
When current management took over in September 1985.

Corporate Profile

Fairfax Financial Holdings Limited is a holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.

Insurance and Reinsurance

Northbridge Financial, based in Toronto, Canada, provides property and casualty insurance products in the Canadian market through its Northbridge Insurance and Federated subsidiaries. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2017, Northbridge's net premiums written were Cdn$1,381.0 million. At year-end, the company had statutory equity of Cdn$1,442.2 million and there were 1,467 employees.

OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2017, OdysseyRe's net premiums written were US$2,495.9 million. At year-end, the company had shareholders' equity of US$4,067.7 million and there were 987 employees.

Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial, principally specialty, coverages. In 2017, C&F's net premiums written were US$1,863.4 million. At year-end, the company had statutory surplus of US$1,302.3 million and there were 2,298 employees.

Zenith National, based in Woodland Hills, California, is primarily engaged in the workers' compensation insurance business in the United States. In 2017, Zenith National's net premiums written were US$837.4 million. At year-end, the company had statutory surplus of US$571.7 million and there were 1,535 employees.

Brit, based in London, England, is a market-leading global Lloyd's of London specialty insurer and reinsurer. In 2017, Brit's net premiums written were US$1,530.9 million. At year-end, the company had shareholders' equity of US$1,130.3 million and there were 558 employees.

Allied World, based in Zug, Switzerland, provides property, casualty and specialty insurance and reinsurance solutions, with principal locations in the United States, Bermuda, London, Singapore and Canada. In 2017, Allied World's net premiums written were US$2,238.8 million. At year-end, the company had shareholders' equity of US$2,523.8 million and there were 1,430 employees. Allied World was acquired on July 6, 2017.

    Fairfax Asia

Falcon Insurance, based in Hong Kong, writes property and casualty insurance in niche markets in Hong Kong. In 2017, Falcon's net premiums written were HKD 361.9 million (approximately HKD 7.8 = US$1). At year-end, the company had shareholders' equity of HKD 573.4 million and there were 66 employees.

Pacific Insurance, based in Malaysia, writes all classes of general insurance and medical insurance in Malaysia. In 2017, Pacific Insurance's net premiums written were MYR 229.0 million (approximately MYR 4.3 = US$1). At year-end, the company had shareholders' equity of MYR 439.6 million and there were 422 employees.

AMAG, based in Indonesia, writes all classes of general insurance in Indonesia. In 2017, AMAG's net premiums written were IDR 672.1 billion (approximately IDR 13,381.5 = US$1). At year-end, the company had shareholders' equity of IDR 3,170.1 billion and there were 769 employees.

Fairfirst Insurance, based in Sri Lanka, writes general insurance in Sri Lanka, specializing in automobile and personal accident lines of business. In 2017, Union Assurance's net premiums written were LKR 7,831.3 million (approximately LKR 152.6 = US$1). At year-end, the company had shareholders' equity of LKR 5,358.7 million and there were 963 employees. Union Assurance amalgamated with Fairfirst Insurance Limited effective February 28, 2017 and the amalgamated entity continued as Fairfirst Insurance Limited.

    Insurance and Reinsurance – Other

Advent, based in London, England, is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd's, focused on specialty property reinsurance and insurance risks. In 2017, Advent's net premiums written were US$184.4 million. At year-end, the company had shareholders' equity of US$129.7 million and there were 117 employees.

Group Re primarily constitutes the participation by CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms and pricing as the third party reinsurers. Group Re also writes third party business. In 2017, Group Re's net premiums written were US$129.2 million. At year-end, the Group Re companies had combined shareholders' equity of US$442.7 million.

Bryte Insurance, based in South Africa, writes property and casualty insurance in South Africa and Botswana. In 2017, Bryte Insurance's net premiums written were ZAR 3.2 billion (approximately ZAR 13.3 = US$1). At year-end, the company had shareholders' equity of ZAR 1,861.6 million and there were 765 employees.

Fairfax Central and Eastern Europe comprises Polish Re and Colonnade Insurance.

Polish Re, based in Warsaw, writes reinsurance in the Central and Eastern European regions. In 2017, Polish Re's net premiums written were PLN 211.1 million (approximately PLN 3.8 = US$1). At year-end, the company had shareholders' equity of PLN 334.5 million and there were 39 employees.

Colonnade Insurance, based in Luxembourg, writes general insurance through its Ukrainian insurance company and through its branches in the Czech Republic, Hungary, Slovakia, Bulgaria, Poland and Romania. In 2017, Colonnade Insurance's net premiums written were US$92.2 million. At year-end, the company had shareholders' equity of US$67.3 million and there were 461 employees.

Fairfax Latin America comprises Fairfax Brasil and Fairfax Latam.

Fairfax Brasil, based in São Paulo, writes general insurance in Brazil. In 2017, Fairfax Brasil's net premiums written were BRL 200.5 million (approximately BRL 3.2 = US$1). At year-end, the company had shareholders' equity of BRL 213.8 million and there were 104 employees.

Fairfax Latam, with its headquarters in Miami, writes general, property and casualty insurance through its operating companies in Chile and Colombia (acquired July 2017), Argentina (acquired September 2017) and Uruguay (acquired January 2018). In 2017, Fairfax Latam's net premiums written were US$97.7 million. At year-end, the company had shareholders' equity of US$146.9 million and there were 980 employees.

Run-off

The run-off business comprises the U.S. and the European run-off groups. At year-end, the run-off group had combined shareholders' equity of US$1,750.7 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage run-off under the RiverStone name. At year-end, TRG/RiverStone had 269 employees in the U.S., located primarily in Manchester, New Hampshire, and 137 employees in its offices in the United Kingdom.

Other

Pethealth, based in Toronto with 412 employees, provides pet medical insurance and pet-related management software and database management services in North America and the United Kingdom. In 2017, Pethealth produced gross premiums written of Cdn$80.6 million.

Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and run-off subsidiaries of Fairfax.

Notes:

(1)
All of the above companies are wholly owned (except for 73%-owned Brit, 67%-owned Allied World, 85%-owned Pacific Insurance, 78%-owned Fairfirst Insurance and 80%-owned AMAG).

(2)
The foregoing lists all of Fairfax's operating subsidiaries (many of which operate through their own operating structure, primarily involving wholly-owned operating subsidiaries). The Fairfax corporate structure also includes a 9.9% interest in ICICI Lombard (an Indian property and casualty insurance company), a 41.4% interest in Gulf Insurance (a Kuwait company with property and casualty insurance operations in the MENA region), a 34.9% interest in Thai Re (a Thai reinsurance and insurance company), a 15.0% interest in Alltrust Insurance (a Chinese property and casualty insurance company), a 35.0% interest in BIC Insurance (a Vietnamese property and casualty insurance company), a 27.8% interest in Singapore Re (a Singapore based reinsurance company), a 41.2% interest in Falcon Insurance (Thailand), a 43.3% interest in Eurolife (a Greek life and non-life insurer), a 45.3% interest in Digit (an insurance company in India established by Fairfax) and a 7.4% interest in Africa Re as well as investments in a number of non-insurance-related companies. The other companies in the Fairfax corporate structure, which include a number of intermediate holding companies, have no insurance, reinsurance, run-off or other operations.

To Our Shareholders,

We had a record year in 2017 in spite of a spate of hurricanes and other catastrophes that cost us $1.3 billion(1). We earned a record $1.7 billion in 2017, our book value per share increased 24.7% (adjusted for the $10 per share dividend paid) to $450 per share and we ended the year with a record $2.4 billion in cash and marketable securities in the holding company. Since we began in 1985, our book value per share has compounded at 19.5% annually while our common stock price has compounded at 18.1% annually. Our company is in great shape.

(1)
Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $ millions except as otherwise indicated.

Here's how our insurance companies performed in 2017:

	Underwriting Profit (Loss)	Combined Ratio	Catastrophe Losses	Combined Ratio Excluding Cat Losses
Northbridge	9	99.1%	0.9%	98.2%
OdysseyRe	60	97.4%	16.8%	80.6%
Crum & Forster	3	99.8%	2.3%	97.5%
Zenith	117	85.6%	1.0%	84.6%
Brit	(202)	113.1%	16.8%	96.3%
Allied World*	(587)	157.0%	52.7%	104.3%
Fairfax Asia	38	88.4%	–	88.4%
Other Insurance and Reinsurance	(80)	110.2%	10.0%	100.2%

Consolidated	(642)	106.6%	13.7%	92.9%

*
For the period since its acquisition on July 6, 2017

The second half of 2017 reminded us yet again that ours is a risk business. During the third quarter of 2017, the insurance industry experienced some of the largest catastrophe losses in its history as a result of Hurricanes Harvey, Irma and Maria and earthquakes in Mexico. During the fourth quarter, the industry suffered losses from the California wildfires, resulting in total catastrophe losses of about $130 billion for the industry in 2017 – close to the largest losses the industry has suffered in its history. Catastrophe losses cost us 13.7% of net premiums earned in 2017 versus 4.6% in 2016. Over the past ten years, catastrophe losses have cost us 7.7% of net premiums earned. The table below shows you our 2017 losses from the major catastrophes (we acquired Allied World only in July 2017):

	Fairfax excluding Allied World	Allied World		Total
Hurricane Irma	218	154		372
Hurricane Maria	157	125		282
Hurricane Harvey	129	123		252
California wildfires	98	87		185
Mexico earthquakes	15	9		24
Other	171	44		215

Total catastrophe losses	788	542		1,330

As % of net premiums earned	9.1%	52.7%	*	13.7%

*
% of net premiums earned by Allied World since we acquired it in July 2017

As you can see, catastrophe losses for Fairfax amounted to $1.3 billion or 13.7% of net premiums earned; Allied World's losses as a percentage of net premiums earned were magnified as the losses were on only six months of premiums: for the year, Allied World's catastrophe losses were 25.1% of net premiums earned – higher than our own experience. We do not expect this to be the case in the future. Our combined ratio for Fairfax, including Allied World, was 106.6%, of which catastrophe losses accounted for 13.7%. Excluding Allied World, our catastrophe losses were

9.1% of net premiums earned – within the range you would expect in a very severe catastrophe year like 2017. Our combined ratio excluding Allied World was 100.6%.

With the exception of Brit, which demonstrated a combined ratio under 100% excluding catastrophe losses, all of our pre-existing major insurance subsidiaries continued to achieve a combined ratio under 100%, with Zenith and Fairfax Asia at 85.6% and 88.4% respectively. But special mention must be made of OdysseyRe, whose business is significantly subject to catastrophe risk.

OdysseyRe had an outstanding year in 2017, with a combined ratio of 97.4% in spite of the catastrophes, and premiums growing by 17%. This was the first time in OdysseyRe's history that its combined ratio was less than 100% in a year of major catastrophe losses. A big round of applause for Brian Young and his team. It helped that Brian had Hudson Insurance, which we began essentially from scratch in 2002 and which is run by Chris Gallagher, with $1 billion in premium in 2017 at a combined ratio of 92%!

We have always told you that our results will be lumpy, and this was demonstrated in spades by our two large capital gains in 2017:

  1.
  from the reduction in our ownership of ICICI Lombard from 35% to 9.9%; and

  2.
  from our strategic alliance with Mitsui Sumitomo Insurance Company and our sale of First Capital to them.

Why did we make these two sales?

ICICI Lombard is an Indian insurance company that we began in 2001 from scratch as a minority partner with ICICI Bank. Over the following 16 years, ICICI Lombard went on to become the largest non-government-owned property and casualty insurance company in India. Until fairly recently, our ownership interest was limited to 26% by government mandate. About three years ago, the government allowed the foreign ownership to go to 49%, which resulted in our going to 35% by buying 9% from ICICI Bank. Since then, given ICICI Lombard's intent to go public, ICICI Bank wanting to control ICICI Lombard with at least 55% ownership, and Indian law requiring that the public own at least 25% of a public company, our ownership would be reduced to a mere 20%. As property and casualty insurance is our core business and we are very optimistic about the growth prospects in India, and as Indian law does not permit an ownership of 10% or more in more than one insurance company, we agreed with ICICI Bank that we would reduce our interest in ICICI Lombard to below 10% so that we could start our own property and casualty company in India, Digit. ICICI Lombard is a great company led by an exceptional leader, Bhargav Dasgupta, and we wish them much success in the years to come. We have thoroughly enjoyed our partnership with ICICI Bank and its CEO Chanda Kochhar and we wish them also much success in the future.

The reduction in our equity interest in ICICI Lombard from 35% to 9.9% resulted in cash proceeds of $909 million plus our continuing to own 45 million shares of ICICI Lombard worth $450 million at the IPO (now worth about $550 million) resulting in an after-tax gain of $930 million.

For the past two years, Mr. Athappan has come to me saying that he had taken First Capital as far as he could in the commercial property and casualty business in Singapore and that he needed a partner like Mitsui with a brand name to build the personal lines business. I refused him twice as I really did not want to sell First Capital. His continued persistence, his position as the founder of the company, and the fact that he would continue to run Fairfax Asia and First Capital and we would have a 25% quota share in the business of First Capital going forward persuaded us, with unanimous support from our officers and directors, to form a global alliance with Mitsui Sumitomo Insurance Company and sell First Capital to them. We worked very closely with Matsumoto san, the Senior Executive Officer of International Business of Mitsui Sumitomo, and his team, and the partnership is going very well. Through our cooperation agreement with Mitsui Sumitomo, we have been working together on a number of fronts including opportunities on reinsurance, shared business and products and innovation to name a few. We are very excited to be a partner with Mitsui Sumitomo. Total proceeds from the sale of First Capital were $1.7 billion, resulting in an after-tax gain of $1.0 billion. I do want to emphasize that we agreed to this global alliance and sale only because of its truly unique circumstances and we do not see this being repeated! Our companies are not for sale, period!

By the way, Mr. Athappan has had an incredible record with us in building First Capital. We provided $35 million in 2002 to let him establish First Capital; 15 years later, with no additional capital having been added, he had grown First Capital to be the largest P&C company in Singapore and with the Mitsui Sumitomo deal, gave us back $1.7 billion. That's a compound rate of return of approximately 30% annually. A fantastic track record by Mr. Athappan!

While catastrophes in 2017 led to huge losses for us and the P&C industry, the following table shows the record of OdysseyRe's property book from 2000 to 2017 on an underwriting year basis (on this basis, losses are attributed to the year when the insurance contract generating those losses was entered into, which may be the year prior to the year when the loss was incurred):

Underwriting Year	Net Premiums Earned	Combined Ratio	Underwriting Profit (Loss)
2000	113	68.1%	36
2001	284	104.2%	(12)
2002	440	79.7%	89
2003	539	72.9%	146
2004	555	94.8%	29
2005	636	130.4%	(193)
2006	581	65.4%	201
2007	597	77.3%	135
2008	627	81.0%	119
2009	638	81.6%	117
2010	706	120.0%	(141)
2011	884	78.4%	191
2012	1,140	66.5%	382
2013	1,056	72.4%	291
2014	970	70.0%	291
2015	704	73.8%	185
2016	683	92.8%	49
2017	468	137.1%	(174)

Total	11,621	85.1%	1,741

In spite of September 11 in 2001, hurricanes in 2005, the Tokyo earthquake, Thai floods and New Zealand earthquakes in 2011, Super Storm Sandy in 2012 and the catastrophes of 2017, the cumulative combined ratio of OdysseyRe's property business over the last 18 years on an underwriting year basis was 85%. Catastrophes are the foremost risk that a P&C company faces and we take great care to monitor our exposures carefully.

As I mentioned in the section on ICICI Lombard earlier, we are very excited to welcome Kamesh Goyal and his more than 240 employees at Digit to Fairfax. Kamesh built Bajaj Allianz from scratch to be the second largest non-government-owned P&C company in India and then spent a total of 17 years at Allianz, the last five years in Munich operating at the highest levels. He is building a digital property and casualty insurance company in India, which was created in December 2016 and has begun actively selling policies. We are very excited about the prospects of Digit.

We closed our acquisition of Allied World on July 6, 2017 and we welcomed Scott Carmilani and Allied World's 1,430 employees to the Fairfax family. As you know, Allied World is the largest acquisition that we have done and we pursued this acquisition because of Allied World's outstanding track record over its 15 years of existence and the quality of its management team. We are very thankful to our financing partners OMERS ($1 billion), AIMCO ($0.5 billion) and two others. We issued a total of 5.1 million shares for Allied World. The effect of this acquisition is shown in the table below, which was previously presented to you at our 2017 annual shareholders' meeting:

($ billions)	Fairfax	Allied World	Combined		% Change
Gross premiums written	10.2	3.1	13.3		30%
Investment portfolio	27.4	8.7	35.3	(1)	29%
Common shareholders' equity	8.5	3.6	10.9	(1)	28%
Shares outstanding (millions)	23.1		28.2		22%
Investments per share ($)	1,186		1,250		5%
(1)
Combined numbers adjusted for financing and goodwill

As you can see, while this acquisition increased our gross premiums, investment portfolio and common equity by about 30%, our shares outstanding grew by only 22%. Although we issued the Fairfax shares at a 6% premium to book value while we purchased Allied World at a 32% premium to book value, we are confident that the high quality of Allied World, let by Scott Carmilani, will make this an excellent acquisition for us, but we were not pleased at issuing our shares at only a 6% premium to book value.

The table below shows the shares we have issued and retired over our history:

	Shares Issued	Shares Repurchased	Shares Outstanding	Reason for Issue
	(shares in millions)
1985			5.0
1986-90	2.3	1.8	5.5	Morden & Helwig
1991-95	3.8	0.4	8.9	Hamblin Watsa/Ranger/Lombard
1996-00	5.3	1.1	13.1	OdysseyRe/Sphere Drake/Crum & Forster/TIG
2001-05	5.5	0.8	17.8	Financial soundness
2006-10	4.3	1.6	20.5	Zenith/OdysseyRe minority
2011-15	2.2	0.5	22.2	Brit
2016	1.0	0.1	23.1	ICICI Lombard/Eurolife
2017	5.1	0.4	27.8	Allied World

Total	29.5	6.7	27.8

Over our history, we have issued 29.5 million shares as we expanded Fairfax from net premiums written of $10 million to $10 billion (current run rate of $11.5 billion). During this period, we have also reduced our shares outstanding by 6.7 million, for a net increase of 22.8 million. As the table below shows, our shares outstanding have grown by 5.6x while net premiums written, investments and common equity have increased by 1,000x or more. Henry Singleton, at Teledyne, reversed this trend, as you know, and over the next ten years we expect to do the same – use our free cash flow to buy back our shares!

	1985	2017
Net premiums written	10	9,984
Net earnings	(1)	1,741
Investment portfolio	24	39,255
Common shareholders' equity	8	12,476
Shares outstanding (millions)	5.0	27.8

We have now completed our acquisition of AIG's insurance operations in Argentina, Chile, Colombia and Uruguay. In 2017, these Latin American operations had aggregate premiums of $580 million, an investment portfolio of $249 million and common equity of $145 million. In total, 980 employees have joined the Fairfax family and we give them a warm welcome.

Our Latin American operations, excluding Brazil, report to Fabricio Campos. We have a very small office in Miami with Fabricio, Simon Bobbin (CFO) and Marcelo Milani (Chief Risk Officer) – and like it that way! We have strong country managers in Juan Luis Campos (Argentina), Fabiana De Nicolo (Chile), Marta Lucia Pava (Colombia) and Marcelo Lena (Uruguay). Latin America is very under-penetrated in insurance and has huge opportunity for us over time.

Our Colonnade Insurance subsidiary, run by Peter Csakvari, acquired AIG's operations in Bulgaria, the Czech Republic, Hungary, Poland, Romania and Slovakia. We have strong country managers in Venislav Yotov (Bulgaria and Romania), Dominik Stros (Czech Republic), Gabor Kovács (Hungary), Pawel Holnicki-Szulc (Poland), Peter Císar (Slovakia) and Svyatoslav Yaroshevych (Ukraine), all reporting to Peter Csakvari. We welcome the 229 employees of these Central and Eastern Europe operations to the Fairfax family.

Both Fabricio and Peter work closely with Bijan Khosrowshahi while Andy Barnard provides oversight, as he does with all of Fairfax's insurance operations.

I like to review all our annual reports before I begin writing the most recent one. I noticed this year that in 2011, I wrote to you that the major risks for the economy would be felt in the next three years and after that, common stocks would do very well over the next decade – and it was unlikely that bonds would outperform stocks in the next decade as they had in the past two decades, given that long term treasuries were yielding only 2.9% at the time! Unfortunately, we did not eliminate our index hedges after three years, since we continued to be concerned about the economy, but that changed when the new U.S. administration got elected in 2016. We quickly eliminated our index hedges and have virtually eliminated our individual shorts also, and it is extremely unlikely that we will resort to shorting to protect our portfolios in the future. The new U.S. administration's reduction in the corporate tax rate to 21%, accelerated depreciation for capital expenditures, roll back in regulation and potential massive infrastructure spending – combined with the fact that the U.S. has never had an eight year stretch of less than 2% real economic growth – could result in much higher economic growth in the next few years. Higher economic growth would result, we think, in higher profits for many companies, so that even though the indices may not go up significantly, we think this will be a "stock pickers" market in which a value investor like us can thrive. So we are back to playing offense again, recognizing of course that the stock market is not cheap. Long interest rates have bottomed out and will likely go higher over the next five years, perhaps significantly higher.

We continue to be vigilant, though, about the many risks to global economic growth that prevail, including protectionism and a collapse in world trade, China unraveling and a significant blow up in the junk bond market, which is trading at record low spreads. To protect us against these risks, we continue to retain the $117 billion notional amount in deflation swaps, which have 4 1/2 years to go and cannot cost us more (their carried value is only $40 million). We also have more than $17 billion in cash and short term securities in our insurance portfolios which should benefit from rising interest rates.

More on all of this in our section on investments.

In last year's annual report, I documented the significant opportunity cost to our shareholders of our decision to hedge our common stocks. Another cost of our hedging, and why it is extremely unlikely that we will repeat this in the future, is that it required us to sell some wonderful long term common stock holdings, as shown below:

	Cost	Total Sale Proceeds	Realized Gain	%	Current Value	Increase from Sale	%
Johnson & Johnson	512	725	213	42%	1,071	346	48%
US Bancorp	258	567	309	120%	859	292	52%
Kraft	291	385	94	32%	805	420	109%
Wells Fargo	388	795	407	105%	1,144	349	44%

Total	1,449	2,472	1,023	70%	3,879	1,407	57%

While we realized $1.0 billion on the sale of these long term common stock holdings, these compound growth machines resulted in us leaving $1.4 billion on the table. A costly mistake we will try not to repeat!

Fairfax has benefitted greatly from its decentralized structure over its 32 years. It gives us a major competitive edge, as it empowers our Presidents to run their operations unfettered from head office and allows us at head office to respond quickly to risks and opportunities. Our North American insurance operations are run by Silvy Wright, Brian Young, Marc Adee, Kari Van Gundy and Scott Carmilani; Brit is run by Matthew Wilson and Mark Cloutier; Advent is run by Nigel Fitzgerald and William Beveridge; Fairfax Asia is run by Mr. Athappan; our Middle Eastern partnership, Gulf Insurance, is run by Khaled Al Hasan; our Latin American operations, excluding Brazil, which is run by Bruno Camargo, are under the supervision of Fabricio Campos; while Peter Csakvari runs our Central and Eastern European operations and Bryte is run by Edwyn O'Neill. We, of course, monitor all of these insurance operations and provide assistance as requested, essentially through Andy Barnard, supported by Peter Clarke, our Chief Risk Officer, and others including Bijan Khosrowshahi, Jean Cloutier, Gobi Athappan, Ravi Prabhakar and Mark Cloutier, so that we are confident that we are on top of all of the insurance operations (we buttress this by advising all our Presidents that when there is bad news, we want to hear it quickly).

This same decentralized structure applies to our non-insurance operations. Cara is run by Bill Gregson but its subsidiaries, such as Keg Restaurants and St. Hubert, are run separately by their own Presidents; Thomas Cook is run by Madhavan Menon but its subsidiaries are run independently – Quess by Ajit Isaac and Sterling Holidays by Ramesh Ramanathan; Fairfax's Fairbridge subsidiary is run by Harsha Raghavan; and Fairfax Africa is run by Mike Wilkerson and Neil Holzapfel. Our monitoring and assistance of these non-insurance operations is by Chandran Ratnaswami as to the Indian operations, and otherwise by Paul Rivett; again, this and our instruction to give us bad news quickly makes us confident that we are on top of all of the non-insurance operations.

As you can see, this structure allows us to attract the best and brightest in all the countries where we operate, while our fair and friendly culture binds us all together. So when you see Fairfax acquiring companies, rest assured that there is a proven President running the operations independently, with light monitoring by us.

In 1995, Chandran Ratnaswami joined us to build our international insurance and common stock investments, particularly in India. I said then, "this may be an acorn for a future oak tree." Well what an oak tree Chandran has developed! We, with ICICI Bank, created the largest non-government-owned property and casualty insurance company in India from scratch, managed an Indian investment portfolio with outstanding results for over 20 years, created Fairbridge with Harsha Raghavan as Managing Director, acquired a 77% interest in Thomas Cook India which then acquired Quess and Sterling Resorts, and finally created Fairfax India which now has a market value of $2.5 billion. Chandran was intimately involved with all of these activities and serves on most of the Boards of our Indian companies.

We now have approximately $5 billion(1) invested in India, employing a total of approximately 285,000 people, as shown in the table below:

Company	% Ownership	Cost of Investment		Market Value		% Change	Market Value (under management)(1)	Number of Employees	CEO
Fairfax India	30.2	469		666		42%	2,207		Chandran Ratnaswami
IIFL	26.6		277		908	228%		14,239	Nirmal Jain
NCML	89.5		174		179	3%		3,521	Sanjay Kaul
Sanmar			300		334	11%		2,252	N. Sankar
BIAL.	48.0		586		608	4%		903	Hari Marar
Fairchem	48.8		74		149	101%		1,336	Nahoosh Jariwala/Mahesh Babani
Other			423		430	2%
Thomas Cook	67.6	253		997		294%	1,474	6,686	Madhavan Menon
Quess	49.0		47		1,292	2,650%		250,000	Ajit Isaac
Sterling Resorts	100.0		140		152	9%		2,479	Ramesh Ramanathan
Government Bonds		425		475		12%	475
IIFL	8.9	65		303		364%	303	14,239	Nirmal Jain
ICICI Lombard	9.9	99		549		453%	549	6,460	Bhargav Dasgupta
Other		299		327		10%	327

Total investments		1,610		3,317		106%	5,335

(1)
Includes 100% of Fairfax India and Thomas Cook

Our first major acquisition in India was the purchase of a 77% interest (later reduced to 68%) in Thomas Cook India led by Madhavan Menon. Thomas Cook, first set up in India in 1881, is the leading integrated travel and travel-related financial services company in India, offering, through its about 6,700 employees, a broad spectrum of services that include foreign exchange, corporate travel, leisure travel, insurance, visa and passport services and e-business. Through Thomas Cook India, we purchased Quess, founded and run by Ajit Isaac, and Sterling Resorts, run by Ramesh Ramanathan. Thomas Cook India dominates the foreign exchange and high end travel business in India. Through the purchase of Kuoni's Indian travel business, and last year, its international operations all over the world, Thomas Cook India is today one of the largest travel service provider networks headquartered in the Asia-Pacific region. We welcome Asian Trails, Allied T Pro, Australian Tours Management, Desert Adventures, Travel Circle International and Private Safaris East & South Africa to the Fairfax family, which added to Thomas Cook India's existing Thomas Cook, SOTC, TCI and Sita brands.

Quess has had a phenomenal run since we acquired our interest in it in 2013. Thomas Cook India invested $47 million in Quess in 2013, sold 5.4% last year for $97 million and retains 49%, which is currently worth over $1 billion. Because of Quess' great success, Thomas Cook India intends to spin its holding in Quess out to its shareholders during 2018 so that Quess can be run independently as a public company under the leadership of Ajit Isaac. A big thank you to Madhavan Menon for nurturing Quess under the Thomas Cook India umbrella as it became large enough to be a freestanding company. Today, Quess is India's leading integrated business services provider. With over 250,000 employees, the company has a pan-India presence with 65 offices across 34 cities, along with an overseas footprint in North America, the Middle East and South East Asia. It serves over 1,700 customers across five segments – Industrials, Global Technology Solutions, People and Services, Integrated Facility Management and Internet Solutions.

When Mr. Modi got elected in 2014, we thought, based on his outstanding track record in Gujarat, that India could be transformed by "an unabashedly business friendly government". We are even more excited about India's prospects today than we were in 2014. Mr. Modi's election led us to create Fairfax India, which has just completed its third year as a public company listed on the TSX. I must say, its success, under the leadership of Chandran Ratnaswami, Harsha Raghavan and the team at Fairbridge, has far exceeded even our most optimistic expectations. I cannot fail to mention that Deepak Parekh, the Founder and Chairman of HDFC and now a director on the Board of Fairfax India, has been instrumental in Fairfax India's success, as we have not done anything without his wise counsel.

Fairfax India's investments are shown in the table on page 9. Chandran's letter to shareholders in Fairfax India's annual report and the individual company websites give you a lot more information on each of Fairfax India's investee companies. Please read that report for more details.

Suffice it to say, we have built a huge amount of intrinsic value in Fairfax India which is much in excess of its current market value. When after-tax profits are growing at over 30%, as they have at IIFL and other companies in India, a P/E ratio of 20x drops quickly to 9x in three years. We are optimistic about all our investments in Fairfax India and expect over the years to invest much more money in that country. We think the opportunity in India is unparalleled! Our investment in Fairfax India was $469 million, and its market value today is $753 million.

Also, every three years we are eligible for a performance fee from Fairfax India. In the three years ending December 31, 2017, from the IPO price of $10 per share, Fairfax India investors enjoyed a 15.5% gross annual compound return and a net 13.5% return after payment of the performance fee, versus 5.9% for the US$ S&P BSE Sensex Index. As a result of this excellent performance, the performance fee for the three-year period to the end of 2017 was $114 million, which we took, as required, in shares of Fairfax India, thereby increasing our ownership to 33.6% from 30.2%. Much more to come from Fairfax India.

With Roger Lace, Brian Bradstreet and I having worked together for over 40 years, we felt it was time to begin the transition to a younger group for the management of our investment portfolios, of course supervised by the three of us. So Roger will pass the title of President of Hamblin Watsa to Wade Burton, while he becomes Chairman. Wade, currently Hamblin Watsa's Chief Investment Officer, has been with us since 2009 and has achieved an outstanding return on the investment portfolio he has been managing (he should have been managing all of the portfolios!). Wade, Lawrence Chin and Quinn McLean (who is also responsible for the Middle East and Africa) will be responsible for running our North American portfolios, Jamie Lowry our U.K. and European portfolios, Yi Sang our Southeast Asia and greater China portfolios, and Jeff Ware our Latin American portfolios. Peter Furlan is our Director of Research and Paul Ianni is Vice President and our exceptional analyst. Together we work as a team, and with our investment decision-making now more dispersed than in the past but supervised by Roger, Brian and myself, I am really excited about our potential returns under Wade's leadership. Wade works closely with Paul Rivett and myself.

With $40 billion in investments, a current run rate of $11.5 billion in net premiums written and $12.5 billion in common shareholders' equity, we need an investment return of approximately 7% in order to achieve an annual 15% increase in book value per share, assuming a consolidated combined ratio of 95% at our insurance operations. We have drilled deeper and by analyzing each of our consolidated insurance companies (a total of 21), we have estimated the investment return needed for each company in order for us to achieve our 15% target. We have delegated investment responsibility for each of our insurance companies to one member of our investment team.

In our restaurant businesses, we ended the year with a bang! After over four years of working together collaboratively, David Aisenstat from the Keg and Bill Gregson at Cara decided to merge their two businesses. Fairfax assisted with the transaction by agreeing to contribute its 51% ownership of the Keg, primarily in return for shares of Cara. The combined businesses will have a network of 1,365 restaurants with total system sales in excess of Cdn$3.5 billion and EBITDA in excess of Cdn$200 million. Much like with the St. Hubert transaction, the Keg business will continue to be run independently from its head office in Vancouver and regional office in Toronto under the leadership of David Aisenstat and his senior executive team, including Neil Maclean, Doug Smith and Jamie Henderson. David will also assist with the other premium brand restaurants in the Cara group. In the coming months, the publicly traded Cara will look to change its name and ticker symbol to reflect the changing nature of the business following the Keg transaction. In 2017, Cara also purchased the Pickle Barrel restaurant group from a group led by its CEO, Peter Higley. Pickle Barrel had approximately Cdn$50 million in sales in 2017 from 12 restaurants as well as a 50% partnership with Rose Reisman in one of Canada's premier catering businesses. Peter Higley will continue to run the company and provide his expertise to the Cara group. The Cara team continues to watch for accretive acquisition opportunities, but if none present themselves, they will focus on debt reduction and share buybacks with excess free cash flow.

Our partner, Mark McEwan, grew the sales in his business for the fifth straight year. Mark continues to grow his highly-respected brand with the entrepreneurial, customer service focus we look for in each of our business partners. We are particularly excited about the growth of his high-end grocery and ready-made meal locations.

In addition to our restaurant businesses, our investment in the Davos craft spirit brands, in partnership with our good friend David Sokol and the management team led by Andrew Chrisomalis, continues to do exceptionally well. Davos' brands include TYKU Sake, Aviation American Gin, Sombra Mezcal and Astral Tequila. Davos recently partnered with Ryan Reynolds (star of the blockbuster movie Deadpool) in Aviation American Gin.

Our partners at Sporting Life, David and Patti Russell, had a fantastic year with over Cdn$160 million in sales as they continued to roll their brand out across Canada. We love the winter here in Canada!

On the other side of the seasonal divide, our boys of summer, Chad McKinnon and Fred Lecoq, continued to exceed expectations, with the Golf Town business now running profitably on approximately Cdn$250 million in sales in 2017 following a somewhat difficult exit from bankruptcy last year (we bought Golf Town on its exit from bankruptcy). Chad and Fred and their team have also worked collaboratively with the team at Sporting Life on a number of mutually beneficial projects.

Kitchen Stuff Plus continued its profitable, steady growth in Ontario. Our partner, Mark Halpern, is relentless on costs but has also found ways to expand creatively and profitably. Meanwhile, Jackie Chiesa and her team at William Ashley have been focused on the build-out of their new one-of-a-kind retail location while continuing to benefit from the ongoing success of their iconic holiday warehouse sale.

Sean Smith, Alan Maresky, Mike Wallace, Michelle Cole and the entire team at Pethealth continue to grow their business, recently acquiring the pet portfolio from PC Financial. With Pethealth's software solutions in over 3,000 locations across the U.S. and Canada, the business continues to see substantial proprietary opportunities assisting pets and their owners with adoption, recovery and health insurance.

David Fortier, Ivan Schneeberg and John Young, our partners at Boat Rocker Media, continued to grow their business with several acquisitions, including Proper Television and Fremantle Media's Kids and Family Entertainment division. The company has grown from Cdn$90 million in production volume in 2015 to Cdn$130 million last year and has been profitable since inception eleven years ago.

Rouge Media and our partners, Martin Poitras and his wife Alison Jacobs, continued their profitable expansion in the out-of-home media space across the U.S. and Canada while doubling sales in 2017. The Rouge team continues to see many long-term organic growth and acquisition opportunities, particularly in certain U.S. niches.

Our partnership with Paul Desmarais III and his excellent team at Sagard Capital progressed well through 2017. The Bauer and Cascade brands are overseen by Ed Kinnaly and the Easton business by Tony Palma. Both businesses have recovered nicely since we acquired them on their exit from bankruptcy and both revenue and earnings are outpacing expectations.

Arbor Memorial, which we helped the Scanlan family take private in 2012, continues to do well. Brian Snowden and the Scanlan family have proven to be great partners. Death care continues to be an excellent business in Canada.

FairVentures' innovation efforts at Fairfax continued to progress well throughout 2017. As you will recall, FairVentures, led by Gerry McGuire, is focused on identifying innovations and technologies that may disrupt the Fairfax group businesses. Gerry works closely with Dave Kruis and the Innovation Lab in Waterloo, Davidson Pattiz and the many dedicated creative volunteers participating in the Fairfax Innovation Working Group as well as JD Dolan and his accelerator group at LDR. This year we will be presenting the inaugural Presidents' Innovation Award to the team in the Fairfax group that has shown the most innovative achievement in the year (no easy task to choose a winner from over 31 submissions from over 10 companies across our group!).

John Chen has completed the transition of BlackBerry from a smartphone company to a software company with about $1 billion in revenue and growing. BlackBerry's reputation for security for mobile devices, its focus on an integrated internet of things system and its very large patent portfolio stand it in good stead for the future. Its QNX platform has had much success with building autonomous car systems for the major automobile companies, and its Radar for the trucking industry continues to excel. In 2017, BlackBerry also benefitted from a $1 billion (about $2 per share) arbitration award from Qualcomm. We continue to bet on John!

Early in 2017, we listed another Fairfax company, Fairfax Africa, on the TSX. This was a result of our excellent experience with Mike Wilkerson and Neil Holzapfel on taking the Afgri Group private in 2014. Mike and Neil had further opportunities for investment in Africa and we enthusiastically adopted Paul Rivett's proposal that the best way to take advantage of those opportunities was to clone Fairfax India and create Fairfax Africa, a company focused on investments in Africa. Neil, Trent Hudson and Jim Bisenius, based in Johannesburg, South Africa, have a heart for Africa and, with Mike, fit our fair and friendly culture well. So we raised $500 million, of which we contributed $325 million, including our interest in Afgri Group. Fairfax Africa made two additional investments in 2017 – Atlas Mara and Nova Pioneer. Richie Boucher of Bank of Ireland fame joined the Eurobank Board and has also joined the Atlas Mara Board. We are excited to have Richie as our partner, especially on anything to do with banks. Fairfax Africa has had a good start in 2017. Please read the company's annual report for further details.

2018 should be the year for Greece as the government fulfills all its requirements to exit the ECB program. Also, Greece has at last accessed the bond market – once in August 2017 for €3 billion and more recently in February 2018 for €3 billion of seven-year bonds with a yield to maturity of 3.5%. Greece is expected to have GDP growth of 2.6% in 2017 and the unemployment rate has dropped from 28% to 21% currently. Greece attracted foreign direct investment for the first time in a long time in 2017. Given how far the Greek economy has fallen (27%), it is likely that Greece will recover strongly in the next four years. In fact, the Greek purchasing manager index has recently been at record highs. The yield on ten-year Greek government bonds, which at the height of the Greek crisis reached 35%, has recently dropped below 4%. With Greece having access to the bond market and strong economic growth, we expect our Greek investments to do very well (at last!). The table below shows our investments in Greece:

	December 31, 2017
	Cost	Fair Value
Eurobank Ergasias	975.5	395.0
Grivalia Properties (see more detail below)	396.3	568.6
Mytilineos	15.9	31.5
Praktiker and Other	32.7	34.5

	1,420.4	1,029.6

Percent decline		(28)%

Not shown in the table above is our investment in Eurolife led by Alex Sarrigeorgiou. As you know, Eurolife is one of Greece's leading life and non-life insurance companies, created by Eurobank in 2000. We bought our share of Eurolife in 2016 for $181 million, with Eurolife being 40% owned by us, 40% by OMERS and 20% by Eurobank. We expect to buy out OMERS within the next two years, so Eurolife will become a Fairfax insurance subsidiary. Eurolife has earned $111 million (our share) since we acquired it, benefitting greatly from a Greek bond portfolio of about €1 billion. The non-life portfolio had a combined ratio less than 70% again in 2017. We are very excited to be partners with Alex and his team at Eurolife as they build a very successful company in Greece.

In 2017, we raised our equity interest in Grivalia to 52.7% by buying 10.3% for $100 million when Eurobank decided to divest its interest in Grivalia. It has been six years since we first met George Chryssikos, the outstanding CEO of Grivalia. Through Wade Burton, we took our first position in Grivalia in 2011 at €5.77 per share. George has navigated the Greek economic crisis superbly by buying only the highest quality commercial buildings and shopping centres at huge discounts to replacement cost and unlevered returns of 8% to 10%, not using excessive leverage and always focusing on the long term. We are very excited to be partners with George and his team as they build a fantastic real estate company. Like Bill McMorrow at Kennedy Wilson, George has a unique nose for value in real estate! And like all our Fairfax companies, he is building a fine company, focused on its customers, looking after its employees, making a return for shareholders and gratefully reinvesting in the communities where it operates. Business is a good thing!!

As this may well be Greece's year, we think Eurobank will benefit greatly as its non-performing loans drop significantly and margins begin to increase again. Eurobank has been superbly run by Fokion Karavias as he also navigated an economy undergoing a depression. Eurobank is well financed and we expect it to pass the stress tests all Greek banks will go through this spring. At 74 Euro cents, with a book value of €2.64 per share, we consider Eurobank to be one of the cheaper stocks in the world! Let's see what happens this year!

Finally in Greece, Praktiker and Mytilineos also continue to do well.

Below we update the table on our intrinsic value and stock price. As discussed in previous annual reports, we use book value as a first measure of intrinsic value.

	INTRINSIC VALUE % Change in US$ Book Value per Share	STOCK PRICE % Change in Cdn$ Price per Share
1986	+180	+292
1987	+48	-3
1988	+31	+21
1989	+27	+25
1990	+41	-41
1991	+24	+93
1992	+1	+18
1993	+42	+145
1994	+18	+9
1995	+25	+46
1996	+63	+196
1997	+36	+10
1998	+30	+69
1999	+38	-55
2000	-5	-7
2001	-21	-28
2002	+7	-26
2003	+31	+87
2004	-1	-11
2005	-16	-17
2006	+9	+38
2007	+53	+24
2008	+21	+36
2009	+33	+5
2010	+2	–
2011	-3	+7
2012	+4	-18
2013	-10	+18
2014	+16	+44
2015	+2	+8
2016	-9	-1
2017	+22	+3
1985-2017 (compound annual growth)	+19.5	+18.1

The table shows the change in book value in U.S. dollars and our stock price in Canadian dollars. As I have said before, we think our intrinsic value far exceeds our book value. As shown in the table, there have been many years when our stock price has gone up significantly as that intrinsic value is recognized in the marketplace. We are focused on performing to make that happen again!

Insurance and Reinsurance Operations

The table below shows the recent combined ratios and the 2017 change in net premiums written of our insurance and reinsurance operations:

	Combined Ratio					Change in Net Premiums Written
	2017		2016	2015		2017
Northbridge	99.1%		94.9%	91.8%		13.0%	(1)
OdysseyRe	97.4%		88.7%	84.7%		18.8%
Crum & Forster	99.8%		98.2%	97.7%		3.5%
Zenith	85.6%		79.7%	82.5%		2.2%
Brit	113.1%		97.9%	94.9%	(2)	3.4%
Allied World	157.0%	(3)	–	–		–
Fairfax Asia	88.4%		86.4%	87.9%		(6.2)%	(4)
Other Insurance and Reinsurance	110.2%		93.7%	89.6%		4.9%	(5)

Consolidated	106.6%		92.5%	89.9%		8.3%	(6)

(1)
An increase of 10.7% in Canadian dollars

(2)
For the period since its acquisition on June 5, 2015

(3)
For the period since its acquisition on July 6, 2017

(4)
Excluding AMAG and Fairfirst

(5)
Excluding Bryte, Fairfax Latin America (other than Fairfax Brasil) and operations acquired by Colonnade in 2017

(6)
Insurance and reinsurance operations, excluding Allied World and the acquisitions described in footnotes (4) and (5)

Northbridge continued to strengthen its position in the Canadian marketplace. A flurry of large loss activity adversely affected results at its Federated subsidiary, generating an unfavorable 117% combined ratio. For Northbridge as whole, Silvy Wright and her team produced a combined ratio of 99.1% – 96.0% excluding Federated. As has consistently been the case, Northbridge's conservative reserving practices benefitted our calendar year results once again. Premiums grew over 10%, and the various brand and distribution initiatives undertaken over the last several years are expected to bear fruit in the years ahead.

At OdysseyRe, Brian Young and his colleagues distinguished themselves in 2017 by posting a combined ratio of 97.4% despite the historic level of catastrophe losses. Compared with others in the market, this stands out as a remarkable accomplishment and speaks to the singular underwriting discipline and portfolio management skills present at Odyssey. Also worth noting, Odyssey's specialist insurance arm, Hudson Insurance, posted a 91.8% combined ratio and surpassed the billion dollar mark in gross premiums written in 2017. Great credit goes to Chris Gallagher, CEO of Hudson, and the terrific team he has assembled over the years!

Crum and Forster's results were largely stable. Its combined ratio of 99.8% reflected approximately one point of catastrophe activity from the major windstorms. Results were very favorable in the excess and surplus lines division, which includes business from the prior acquisitions of First Mercury and American Safety. The transportation division, under Joe DeVito, continued to ramp up. Under the leadership of Marc Adee, Crum and Forster continues to develop its middle market specialty lines footprint in the United States, and we think its future is bright.

Guided by the strong leadership of Kari Van Gundy, Zenith outshone all of our companies in 2017 by producing an underwriting profit of $117 million and a combined ratio of 85.6%. Since our purchase of Zenith in 2010, it has gone from producing our worst combined ratio to our best. Throughout that period, Kari and her predecessors, Jack Miller and Stanley Zax, have maintained an unwavering commitment to professional excellence. Aside from the superlative results being generated within Zenith, its unparalleled expertise in the workers' compensation field has been a boon elsewhere in Fairfax, as our companies have been adept at leveraging the Zenith capabilities to improve their own results.

Brit's results were negatively impacted by the spate of catastrophes in 2017, as both its insurance and reinsurance divisions were hit hard. Its combined ratio of 113.1% included over 16 points related to the storms, earthquakes and wildfires. Brit's underlying business remains sound, and the underwriting culture guided by CEO Matthew Wilson is well-positioned to capitalize as opportunities emerge from the ever-changing markets. Special mention should be made of CFO Mark Allan, who has overseen a variety of innovative initiatives designed to improve Brit's financial flexibility.

Allied World became part of the Fairfax group in 2017, and it sure entered with a bang! As a prominent writer of catastrophe risk, Allied World was not spared the worst of the losses in the second half of the year. At Fairfax, we were unfortunately deprived of Allied World's favorable results from the first half of the year. Hence, for the six months Allied World's results are included in Fairfax, its combined ratio was an unpleasant 157%. As we turn the page into 2018 and beyond, we expect big things from Allied World, carrying on the consistent excellence of every one of the 15 pre-2017 years since it began. Scott Carmilani and his team are savvy operators, and they give us a prominent presence in markets in which we have heretofore had a limited presence.

From Singapore, Mr. Athappan had another excellent year for Fairfax Asia with an 88.4% combined ratio. First Capital was, of course, the star performer and we will miss its performance in the future. Fairfax Asia, excluding First Capital, had a combined ratio of 99.2% with gross premiums written of $333 million.

In South Africa, Bryte Insurance had its first full year as a Fairfax company, generating gross premiums written of $349 million and a combined ratio of 101.2%. Local catastrophe losses pushed Bryte's combined ratio into the red in 2017. We expect Edwyn O'Neill and his strong team to deliver an underwriting profit for us in 2018.

Bruno Camargo of Fairfax Brasil brought his combined ratio in at 98.3%, despite ongoing market challenges. In fact, Fairfax Brasil was one of the few companies operating in the Brazilian market to produce an underwriting profit in 2017.

In London, Advent had a difficult year. Its combined ratio of 126.3% yielded an underwriting loss of $49 million. Catastrophe losses were the primary culprit, though adverse results in the marine and accident and health divisions contributed to the red ink. Nigel Fitzgerald and William Beveridge, our leaders at Advent, are hard at work righting the ship!

Our partnership in Gulf Insurance, which operates in 11 countries in the Middle East, is going very well. Although its results slipped a bit, we were pleased to see that it still produced an underwriting profit at a 99.8% combined ratio. Bijan Khosrowshahi continues to do an excellent job working with Khaled Al Hasan, Gulf's excellent CEO. As I have said previously, Faisal Al-Ayyar, from Kipco, has been an outstanding partner for us.

The table below shows you our international operations at December 31, 2017:

					Fairfax Share
	Gross Premiums Written	Shareholders' Equity	Investment Portfolio	Fairfax Ownership	Gross Premiums Written	Shareholders' Equity
Consolidated
Fairfax Latam(1)	580	145	249	100%	580	145
Advent (Lloyd's)	271	130	468	100%	271	130
Bryte Insurance (South Africa)	349	150	234	100%	349	150
Fairfax Brasil	148	64	159	100%	148	64
Colonnade (Central and Eastern Europe)	126	67	104	100%	126	67
Pacific Insurance (Malaysia)	122	109	152	85%	104	93
AMAG (Indonesia)	112	234	128	80%	90	187
Polish Re	65	96	229	100%	65	96
Falcon Insurance (Hong Kong)	63	73	134	100%	63	73
Fairfirst Insurance (Sri Lanka)	66	35	40	78%	51	27

	1,902	1,103	1,897		1,847	1,032

Non-consolidated
Gulf Insurance (Middle East)	1,005	280	780	41%	416	116
Eurolife (Greece)	546	782	3,264	43%	236	338
Alltrust Insurance (China)	962	387	959	15%	144	58
BIC (Vietnam)(2)	83	93	143	35%	29	33
Falcon Insurance (Thailand)	52	17	33	41%	21	7

	2,648	1,559	5,179		846	552

Total International Operations	4,550	2,662	7,076		2,693	1,584

(1)
Full year 2017 premium (the component operations basically joined at different times during 2017)

(2)
As at and for the 12 months ended September 30, 2017

All of our major companies are well capitalized, as shown in the table below:

	As at and for the Year Ended December 31, 2017
	Net Premiums Written		Statutory Surplus		Net Premiums Written/Statutory Surplus
Northbridge	Cdn 1,381.0		Cdn 1,442.2		1.0x
OdysseyRe	2,495.9		4,067.7	(1)	0.6x
Crum & Forster	1,863.4		1,302.3		1.4x
Zenith	837.4		571.7		1.5x
Brit	1,530.9		1,130.3		1.4x
Allied World	2,238.8	(2)	2,523.8	(3)	0.9x
Fairfax Asia	201.3	(4)	478.5	(5)	0.4x
(1)
IFRS total equity

(2)
Net premiums written is for full year 2017

(3)
US GAAP equity

(4)
Net premiums written excludes First Capital

(5)
IFRS equity, excluding certain holding company investments

On average we are writing at about 0.8 times net premiums written to surplus. In the hard markets of 2002 – 2005 we wrote, on average, at 1.5 times. We have significant unused capacity currently and our strategy during the times of soft pricing is to be patient and stand ready for the hard markets to come.

The combined ratios of our companies which we have owned since 2008 are shown in the table below:

	2008 – 2017
	Cumulative Net Premiums Written	Average Combined Ratio
	($ billions)
Northbridge	Cdn 11.2	100.2%
OdysseyRe	21.7	93.8%
Crum & Forster	12.6	103.4%
Zenith(1)	5.4	96.2%
Fairfax Asia	2.3	82.9%

Total	53.2	97.2%

(1)
Since acquisition on May 20, 2010

Since we began, we have written over $100 billion in net premiums, with a combined ratio of approximately 100%.

The table below shows the average annual reserve redundancies for the past ten years (business written from 2007 onwards) for our companies which we have owned since 2007:

2007 – 2016 Average Annual Reserve Redundancies
Northbridge	14.7%
OdysseyRe	12.8%
Crum & Forster	0%
Zenith(1)	11.9%
Fairfax Asia	15.4%
(1)
Since acquisition on May 20, 2010

The table shows you how our reserves have developed for the ten accident years prior to 2017. We are very pleased with this reserving record, but given the inherent uncertainty in setting reserves in the property casualty business, we continue to be focused on being conservative in our reserving process. More on our reserves in the MD&A and the Annual Financial Supplement for the year ended December 31, 2017 available on our website www.fairfax.ca.

Our run-off operations under the leadership of Nick Bentley continued to be busy in 2017, looking at over fifteen acquisition opportunities but completing only the one which met its standards. Nick and his team continue to exhibit a disciplined approach on the acquisition front, an approach which is validated by the success of their past run-off acquisitions. Run-off had an operating loss of $185 million in 2017, reflecting development on asbestos reserves from our legacy business and depressed investment income as a result of the low interest rate environment. Late in 2017, run-off made the final payment of $125 million in regard to the purchase consideration associated with the acquisition of TRG (our original run-off management team) in 2002. As we have said before, we strongly believe that RiverStone was one of the best acquisitions we have made.

We have updated the float table that we show you each year for our insurance and reinsurance companies:

Year	Underwriting Profit	Average Float	Cost (Benefit) of Float	Average Long Term Canada Treasury Bond Yield
1986	3	22	(11.6)%	9.6%
2008	(281)	8,918	3.1%	4.1%
2017	(642)	16,978	3.8%	2.3%

Weighted average last ten years			(0.5)%	2.9%
Fairfax weighted average financing differential last ten years: 3.4%

Float is essentially the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. Our long term goal is to increase the float at no cost, by achieving combined ratios consistently at or below 100%. This, combined with our ability to invest the float well, is why we feel we can achieve our long term objective of compounding book value per share by 15% per annum. In 2017, our cost of float was 3.8% versus only 2.3% for the long term Canadian bond yield. In the last ten years, our float has cost us nothing (in fact, it provided a 0.5% benefit per year) – significantly less than the average 2.9% that it cost the Government of Canada to borrow for ten years.

The table below shows you the breakdown of our year-end float for the past five years:

	Insurance and Reinsurance
									Total Insurance and Reinsurance
Year	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other		Run-off	Total
	($ billions)
2013	2.1	4.7	2.3	1.2	–	–	0.5	1.0	11.8	3.7	15.6
2014	1.9	4.5	2.6	1.2	–	–	0.5	0.9	11.6	3.5	15.1
2015	1.6	4.2	2.6	1.2	2.7	–	0.6	0.8	13.7	3.4	17.1
2016	1.7	4.0	2.7	1.2	2.8	–	0.6	0.8	13.8	2.9	16.7
2017	1.8	4.4	2.9	1.2	3.1	5.4	0.2	1.2	20.2	2.5	22.7

In the past five years our float has increased by 46%, due partly to organic growth in net premiums written at Crum & Forster, Zenith and Fairfax Asia, but due principally to the acquisition of Brit and Allied World.

Of course, our float and float per share have grown tremendously since we began in 1985, as the table below shows. This has been one of the key reasons for our success in the past and will continue to be a key reason in the future.

	Total Float	Float per Share
1985	13	$2 1/2
1990	164	30
1995	653	74
2000	5,877	449
2005	8,757	492
2010	13,110	641
2016	16,673	722
2017	22,730	819

Our float increased to $819 per share, a 13% increase from 2016.

The table below shows the sources of our net earnings. This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

	2017	2016
Underwriting – insurance and reinsurance
Northbridge	9.0	46.3
OdysseyRe	60.0	235.2
Crum & Forster	3.2	32.4
Zenith	117.2	164.1
Brit	(201.9)	29.1
Allied World	(586.6)	–
Fairfax Asia	38.2	41.1
Other	(80.6)	27.7

Underwriting profit (loss)	(641.5)	575.9
Interest and dividends – insurance and reinsurance	425.8	463.3

Operating income (loss)	(215.7)	1,039.2
Run-off (excluding net gains (losses) on investments)	(184.6)	(149.4)
Non-insurance operations	212.1	133.5
Interest expense	(331.2)	(242.8)
Corporate overhead and other	56.5	(131.2)

Pre-tax income (loss) before net gains (losses) on investments	(462.9)	649.3
Net realized gains (losses) on investments	1,742.0	(2,071.4)

Pre-tax income (loss) including net realized gains (losses) on investments	1,279.1	(1,422.1)
Net change in unrealized gains (losses) on investments	744.1	867.8

Pre-tax income (loss)	2,023.2	(554.3)
Income taxes and non-controlling interests	(282.6)	41.8

Net earnings (loss)	1,740.6	(512.5)

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), run-off and non-insurance operations (which shows the pre-tax income (loss) before interest). Net realized gains (losses) and net change in unrealized gains (losses) are shown separately to help you understand the composition of our earnings. In 2017, after interest and dividend income, our insurance and reinsurance companies had an operating loss of $215.7 million because of the catastrophes discussed earlier. Excluding unrealized gains, our pre-tax income was $1.3 billion. All in, after-tax income was $1.74 billion. (See more detail in the MD&A.)

Financial Position

	Consolidated 2017		Excluding Non-Insurance Company Debt 2017
Holding company cash and investments (net of short sale and derivative obligations)	2,356.9		2,356.9

Borrowings – holding company	3,475.1		3,475.1
Borrowings – insurance and reinsurance companies	1,373.0		1,373.0
Borrowings – non-insurance companies	1,566.0		–

Total debt	6,414.1		4,848.1

Net debt	4,057.2		2,491.2

Common shareholders' equity	12,475.6		12,475.6
Preferred stock	1,335.5		1,335.5
Non-controlling interests	4,600.9		1,725.9	(1)

Total equity	18,412.0		15,537.0

Net debt/total equity	22.0%		16.0%
Net debt/net total capital	18.1%		13.8%
Total debt/total capital	25.8%		23.8%
Interest coverage	7.1	x	8.0	x
Interest and preferred share dividend distribution coverage	6.0	x	6.5	x
(1)
Excludes non-insurance minority interests

When we have a controlling interest in a company (for example, Cara or Thomas Cook India), we are required to consolidate that company's financial statements into our own financial statements even though we do not guarantee the debt – and quite often it is an investment in a public company. From this year onwards, we will show you our financial position both on a consolidated basis as well as excluding the debt of non-insurance companies that we do not own 100%. Excluding non-insurance company debt, our debt/capital ratios are excellent and for 2017, we had interest and fixed charge coverage of 8.0x and 6.5x respectively.

Excluding hedging losses, which we are quite confident will not be repeated, our interest and fixed charge coverage in the last five years was 7.1x and 5.4x respectively.

We have a very strong financial position, with $2.4 billion in cash and marketable securities at the end of 2017 and very limited debt maturities in the next three years as we continue to refinance near-term maturities. In addition, during 2017 we increased our unused four-year bank lines to $2 billion from $1 billion, while improving the covenants. Our financial position is rock solid, much better than our ratings would suggest!

Investments

The table below shows the time-weighted compound annual returns (excluding equity hedging) achieved by Hamblin Watsa, Fairfax's wholly-owned investment manager, on the stocks and bonds of our companies managed by it during the past 15 years, compared to the benchmark index in each case:

	5 Years	10 Years	15 Years
Common stocks	7.2%	4.2%	10.9%
S&P 500	15.8%	8.5%	9.9%
Taxable bonds	4.2%	9.0%	9.6%
Merrill Lynch U.S. corporate (1-10 year) bond index	2.8%	4.8%	4.7%

The table shows that our common equity results have been poor, particularly during the past five years! We are working on changing that soon. Our bond results continue to be outstanding.

The last five years have favoured momentum investing and growth stocks. Value investing has underperformed in the last five years but its time will come again. In fact, during the 1999-2001 period when the S&P 500 dropped 40%, Fairfax's stock portfolio went up 100%. Don't give up on us yet!

We think economic growth under the new U.S. administration will be robust due to the reduction in the corporate tax rate to 21%, the rollback in regulation and potential infrastructure spending. These policy changes, combined with the fact that the U.S. has never had an eight year stretch of economic growth less than 2%, potentially provides a long runway for above average economic growth. Animal spirits are alive and well in the U.S. as economic optimism by small business has never been higher. When President Reagan dropped taxes (corporate and personal) in 1981, economic growth in the following four years was 4% per year – and this may well be repeated in the next few years! Earnings for the S&P 500 index are forecasted to be about 150 in 2018 or a price earnings ratio of 18x at current levels. If economic growth is robust, these price earnings ratios could prevail for some time as they did in the 1960s. In this environment, a "stock pickers" market, we are playing offense even though we recognize the stock market is not cheap. Of course, it may not be as expensive as the Shiller CAPE Price Earnings Ratio suggests, because a price earnings ratio based on ten-year average earnings may not be appropriate when earnings are increasing significantly – as they are currently.

Here is a listing of the debt and warrants that we have acquired over the past 18 months:

    Debt and warrant deals

Company	Principal	Coupon	Warrant Maturity	Warrant Strike Price	Current Stock Price	Potential Ownership
				(local currency)
Seaspan	250	5.5%	Feb-2025	6.50	5.87	22.4%
Chorus Aviation	155	6.0%	Dec-2024	8.25	8.09	16.2%
AGT Foods	148	5.4%	Aug-2024	33.25	15.61	19.1%
Mosaic Capital	116	5.7%	Jan-2024	8.81	6.50	61.7%
Altius Minerals	78	5.0%	Dec-2024	15.00	13.42	13.4%
Westaim	39	5.0%	Dec-2024	3.50	2.95	8.2%

	786	5.5%

We have invested approximately $800 million with an average yield of 5.5% in these debt and warrant deals. We will get an annual income of $43 million while we wait for the warrants to become valuable over time. We expect to do many more of these deals in the U.S. and Canada with companies that have great long term track records and who would like to have a supportive, friendly long term shareholder.

In this connection, you will have noticed that with the unanimous approval of our board of directors, we invested $50 million in a global small and mid-cap fund with a long term value orientation managed by my son, Ben. The fund has had excellent results over the six years since it began, and the small and mid-cap area where the fund invests is quite different from the areas where we invest. We invested in that fund to get access to these excellent returns, but also to potentially do debt and warrant deals with some of the fund's investee companies.

Late in 2017, we had the good fortune to be a partner with David Sokol and Dennis Washington, two outstanding businessmen with great track records, by investing in Seaspan. Dennis is the largest shareholder of Seaspan while David became its Executive Chairman in July 2017. David has one of the most outstanding records I have come across, as he built Mid American Energy from revenue of $116 million in 1991 to revenue of $11 billion in 2010, while net income increased from $27 million to $1.2 billion over the same period, representing a compound growth rate of 22.4% per year.

Seaspan is the world's largest independent owner of container ships, managing a fleet of 110 container ships representing a total capacity of approximately 900,000 TEUs (twenty foot equivalent unit cargo containers) and with a current operating fleet of 89 vessels with an average age of approximately six years and an average remaining lease period of approximately five years. Lease rates for container ships appear to have bottomed out and have increased significantly recently. We have invested $250 million in a seven-year debenture with a coupon of 5.5% with warrants exercisable at $6.50 per share, for a potential ownership position of 22.4%.

A couple of years ago, Paul Rivett came across a great Canadian entrepreneur, Murad Al-Katib from Regina, Saskatchewan. Murad, whose parents immigrated to Canada from Turkey, had the bright idea that the prairie provinces could grow pulses (peas, lentils and beans) as a rotation crop instead of wheat. He began Saskcan Pulse Trading in 2001 and developed the market, one farm at a time. AGT was formed in 2007 through the merger of Saskcan with Arbel (a Turkish-based food ingredients company controlled by the Arslan family) (http://www.agtfoods.com/about-agt/history.html). Huseyin Arslan joined the board of AGT as its Executive Chairman, overseeing global operations while Murad continued to oversee the head office based in Regina. Together Murad and Huseyin control 19% of the company. Today, AGT is the global leader in the procurement and distribution of pulses with over Cdn$2 billion in revenue from over 120 countries and Cdn$100 million in EBITDA. Over the last few years the company has spent significantly on capex, acquiring and building over 40 facilities on five continents as well as expanding rail and port facilities necessary to ensure product delivery. Without any further growth capex, we believe that the company will generate between Cdn$75-100 million annually in free cash flow (Cdn$3-4 per share). There is tremendous overlap between the AGT global operations and Fairfax's existing agricultural investments in Canada, India, the Ukraine and South Africa. We believe that our investment in AGT could be the first step towards building a global agricultural platform with our existing partners. We have invested $148 million in a debenture with a coupon of 5.375% with warrants exercisable at Cdn$33.25 per share, for a potential ownership of 19.1%

We also invested in Westaim, a TSX-listed investment holding company run by Cameron MacDonald that controls two businesses, a U.S. property and casualty insurer called Houston International Insurance Group and a U.S. commercial mortgage and debt origination investment manager called Arena Investors. At the time of our investment, Westaim's stock was trading at a slight discount to book value. The deal is structured on a similar basis to our recent transactions with Chorus, Mosaic and Altius (secured debt and warrants). Westaim has issued 5% debt to us, secured by its shares of Houston International and Arena, along with warrants exercisable at Cdn$3.50 per share. Fairfax has also agreed to invest up to $500 million in commercial mortgages and secured debt investments sourced by Arena, at Fairfax's discretion on a case by case basis.

An update on one of the best banks we have ever invested in, the CIB Bank of Egypt. It has an outstanding track record and has been run by Hisham Ezz Al-Arab since 2002 and Hussein Abaza (CEO since March 2017). Since 2002, earnings per share for CIB Bank have compounded by 23% annually and book value per share by 19.4% annually. Egypt has only 3 million bank accounts despite a population of 92 million people – an unlimited growth opportunity for CIB Bank.

We acquired the bulk of our 7.3% stake in CIB in May 2014 for a total cost of $330 million. Since then, in local currency, the book value per share has gone up 115%, while the stock price is up 183%. CIB today sells at 10x earnings. Unfortunately, in November 2016, the Egyptian pound was allowed to float and depreciated 50% very quickly. In dollar terms, our investment is valued at $392 million today, only 19% higher than our cost. You may find it interesting to know that HDFC, the premier financial services company in India and perhaps in the world, had a compound growth in stock price of 29% in rupee terms over the last 27 years. Even though the rupee depreciated by 70% during this time period, HDFC's share price compounded at 24% in U.S. dollars. So over the long term, exchange rates are not that important when you invest in growth companies!

Can I finish this section on investments without making a comment on Bitcoin and cryptocurrencies? I am always amazed at how rank speculation comes into markets once every decade or so! Reminds me of the outstanding book "Extraordinary Popular Delusions and the Madness of Crowds". Bitcoin, a digital currency operating independently of central banks that uses blockchain technology to regulate the creation of new coins, went from $500 in 2015 to $19,000 in 2017 – that's a parabolic curve if you have ever seen one! And it currently trades at under $10,000. It has no assets, no revenue and no profit. Madness of crowds all right! Will any of us be surprised to see this go back to $500 – down 97% from the top!! Having said that, I must say I felt the same about Amazon in 1999. It did fall 92% from the top but has had huge success in the last ten years. Perhaps Bitcoin and the blockchain technology will experience the same result – you have to survive the first 92% drop of course!!

With more robust economic growth, it is very likely that inflation and long treasury bond rates have bottomed and could be heading upwards: they have started to do so already. We have no net long term bonds (the interest rates on any we have are hedged), and we have over $17 billion (50% of our insurance portfolios) in cash and short term investments which should benefit from higher rates.

There are many risks in the world today as there will always be, like a collapse in world trade, problems in China or a significant blow-up in the junk bond market. As we have said earlier, to protect us against these risks, we continue to retain the $117 billion notional amount in deflation swaps, which have 4 1/2 years to go and cannot cost us more (their carried value is only $40 million).

In 2017 we benefitted significantly by the removal of our hedges. Excluding the gain on the sale of ICICI Lombard and First Capital, we had net gains on our equity and equity-related holdings of $649 million. We had net gains on our long equity exposure of $1.1 billion offset by net losses on our remaining individual short positions of $418 million (now behind us). During 2017 we realized net gains of $201 million on our long equity exposures, primarily from the sale of our remaining holdings in Bank of Ireland, a partial sale of IIFL Holdings to Fairfax India and the sale of Tembec.

Also, when you review our financial statements, please remember that generally when we own more than 20% of a company, we equity account (and call them associates), and when we own above 50%, we consolidate, so that mark to market gains in these companies are not reflected in our results. Let me mention some of those gains.

As you can see in note 6 to our consolidated financial statements, the fair value of our investment in associates (excluding investments in associates held by Fairfax India and Fairfax Africa) is $2,824 million while its carrying value is $2,487 million, representing an unrealized gain of $337 million which is not on our balance sheet.

Also, we own significant positions in Cara, Grivalia, Thomas Cook, Fairfax India and Fairfax Africa which are consolidated in our statements. The unrealized gain on these positions, based on market values at December 31, 2017, is $896 million. This brings the total unrealized gain not reflected on our balance sheet to $1,233 million.

Our common stock portfolio, which reflects our long term value-oriented investment philosophy, is broken down by country as follows (at market value at year-end):

Canada	1,060.7
United States	2,078.2
Other	3,137.0

Total	6,275.9

We continue to like the long term prospects of our common stock holdings, which include names like General Motors, General Electric and US Gypsum, all of which should benefit from robust economic growth in the U.S. and are currently very reasonably priced.

Miscellaneous

Our dividend remained the same in 2017 in spite of record earnings. We are focused on using our free cash flow to buy back stock so it is unlikely our dividend will be increased soon. Since we began paying dividends, we have paid cumulative dividends per share of $103.

Our "fair and friendly" corporate culture is being recognized worldwide as executives and companies, insurance and non-insurance, want to join our company. Our culture is now our biggest strength – and one we guard fiercely. This principle of treating people in a "fair and friendly" way is firmly embedded in our culture and backed by our Guiding Principles (included as an Appendix to this annual report, as always). I am really excited about our small holding company team who with great integrity, team spirit and no egos keep the whole company going forward, protecting us from unexpected downside risks and taking advantage of opportunities when they arise. This team is led by our President, Paul Rivett. As I said last year, there is no one more hard working than Paul or who represents our culture so well, and he is a delight to work with! Paul leads our efforts in all areas but particularly the non-insurance acquisitions we have made. He, of course, is backed by a fantastic team of officers whom I again want to thank on your behalf. They are David Bonham, Peter Clarke, Jean Cloutier, Vinodh Loganadhan, Brad Martin, Rick Salsberg, Ronald Schokking and John Varnell. The glue that keeps our company together is trust and a long term focus. From our Board of Directors through our officers and all our employees, you can count on them to do the right thing, always taking the long term view. Our Presidents, officers and investment principals are ultimately the strength of our company and the reason I am so excited about our future.

As our 32nd year comes to an end, I want to particularly thank Rick Salsberg, who has been with me from day one in 1985 when this incredible journey began. As I have said many times over, Rick is our "consigliere" and we have never made any significant decision without his approval. He represents the heart and soul of our company and we are very grateful that he has not retired. Our future is bright with Rick!

As you all know, my multiple voting shares prevent our company from being taken over – now and after I pass away because these shares will never be sold. This allows our company to be built over the next 100 years with the same culture that has prevailed over the past 32 years. To help retain our culture, long after I have gone, we nominated my son Ben to the Board of Directors in April 2015. This year, as you will note in the management proxy circular, we have nominated my daughter Christine McLean to join our Board for the very same reason. Christine is the Director of Research at Sprucegrove, a money management firm in Toronto managing $20 billion, and she has been in the investment business for 13 years. With our Board of Directors, including Ben and Christine, I feel confident that our culture will stand the test of time.

Goodwill and intangibles (G&I) increased significantly last year to $6.1 billion from $3.8 billion in 2016. Of the $6.1 billion in G&I in 2017, $3.8 billion comes from our insurance companies ($1.7 billion being added in 2017 from Allied World). This is "good" goodwill as our companies have all demonstrated their ability to consistently generate underwriting profits (excluding huge hurricanes!). The remaining $2.3 billion in G&I comes from our consolidated non-insurance operations. We consider all of this G&I to be "good", but while the goodwill portion comprises only our share of the goodwill, a significant portion of these intangibles are not ours as we do not own 100% of these companies (for example, we only own 40% of Cara and 68% of Thomas Cook India). While we are comfortable with the goodwill on our balance sheet, we thought we would highlight these points for you.

We continue to encourage all our employees to be owners of our company through our employee share ownership plan, under which our employees' share purchases by way of payroll deduction are supplemented by contributions by their employer. It is an excellent plan and employees have had great returns over the long term, as shown below:

	Compound Annual Return
	5 Years	10 Years	15 Years	20 Years	Since Inception
Employee Share Ownership Plan	23%	17%	16%	13%	16%

On May 8, 2017, we were profoundly saddened when we lost one of our own. Monika Wozniak-Makarska, President of Polish Re, passed away in Warsaw at the age of 44 after a courageous battle with cancer. Monika was appointed President and CEO of Polish Re on August 26, 2013. She was previously the Chief Underwriting Officer of the company and was with Polish Re since its formation in 1996. She left behind her husband, her two sons and her parents. We will always remember Monika as a wonderful person and a valuable member of the Fairfax family.

In our 2014 annual report, I mentioned that "in tragedy there is always hope, and when one of our employee's ten-year-old daughter lost a valiant battle with cancer, the Odyssey and Fairfax family made a donation for the treatment and research for Merkel Cell Carcinoma, under the leadership of Andy Dickson and his wife Raquel, in honor of their beloved daughter Kelsey, whose legacy endures through our efforts to find a cure so others won't have to suffer what she and her parents went through." The 2015 Kelsey Dickson Team Science Courage Research Award at the University of Washington accelerated an absolute "breakthrough" in precision curative treatment for what is no longer a fatal cancer. This cancer has gone from chemotherapy incurable to over 60% curable. Pembrolizumab is now available to patients with Merkel Cell Cancer – like Kelsey had – in over 16 countries. What a miracle!

Our donations program continues to thrive across the communities all over the world where we do business. Our employees are all pitching in and having "fun", helping people less fortunate. In 2017, we donated $22 million, for a total of $177 million since we began. In 2017, we created a Fairfax foundation, with an initial donation of $20 million, which will allow us to help communities all over the world over the long term. Over the 27 years since we began our donations program, our annual donations have gone up approximately 125 times at a compound rate of 20% per year. Here are a few examples of our company donations that I would like to highlight:

In the wake of the suffering and destruction caused by the severe flooding in Houston in 2017, we donated $1 million to programs providing flood relief there.

Northbridge's Northbridge Cares program focuses on empowering, educating and supporting Canadian youth to reach their potential. Northbridge has partnered with six organizations that directly benefit the communities where its customers and employees live and work – Pathways to Education, DAREarts, SickKids, Jack.org, United Way and Tree Canada. Northbridge's employees are passionate about these charities, together with Northbridge have donated over $1.5 million to support these organizations, and have donated over 2,000 volunteer hours.

Crum & Forster reaffirmed its commitment to community health and wellness by stepping up as the Diamond Sponsor of Morristown Medical Center's signature fundraising event, which will help fund the new Center for Nursing Innovation and Research. While C&F employees make a difference in communities across the country, other causes close to home at corporate headquarters included, among many others, donations to the world-renowned Seeing Eye guide dog program and the Mayo Performing Arts Center, both based in Morristown, and C&F employees providing volunteer services for the relief of battered women and hunger. In recognition of leadership and community service across the state, NJBIZ, New Jersey's leading business journal, named Crum & Forster 2017 Corporate Citizen of the Year.

OdysseyRe continued its ongoing commitment to cancer research, global disaster relief, education and many other worthy causes, including the National Kidney Foundation, Institut Pasteur, Stamford Hospital and AmeriCares. Additional funding was provided to assist in rebuilding efforts in the wake of Hurricanes Harvey, Irma and Maria for those impacted in the U.S. and Caribbean countries. A new OdysseyRe Global Studies Award Fund was also established at the St. John's School of Risk Management.

Each year Brit supports ten charities chosen by its employees, which for 2017 were the Motor Neuron Disease Association, Autistica, Action Duchenne, The Disability Foundation, Ordinary 2 Extraordinary, Horatio's Garden, Rockinghorse (all U.K.), Bountiful Blessings (U.S.), Philabundance (U.S.) and Blossom Trust (India). Brit has also partnered with Decoda, a Canadian charity working to increase the literacy and learning skills of children in foster care, and the Creative Corrections Education Foundation, a U.S. charity helping the children of incarcerated parents through education. During 2017 Brit donated $200,000 for the completion of a dormitory to house up to 100 girls being educated at the Soweto Academy in Kibera, Kenya, the largest slum in Africa, and set up a fund to keep girls in an environment safe from the perils of sexual assault and early pregnancy.

Allied World has supported two NYC-based charities – the N.Y. Police and Fire Widows' & Children's Benefit Fund at whose gala Scott Carmilani, Allied World's CEO, was the honoree in November 2017, and the Citizens Committee for New York City, whose mission is to improve the quality of life for low-income New Yorkers via various community projects.

RiverStone U.S. supports a number of charities, including three major initiatives which respond to various needs of the local community. RiverStone U.S. enjoys a decades-long relationship with the New Hampshire Food Bank and contributed over $150,000 (as well as additional contributions to Atlanta and San Diego food banks) from a week-long, employee-driven campaign in its offices in 2017. RiverStone U.S. also provided a full, four-year scholarship to a local Manchester, NH student to attend St. Anselm's college, and continues to partner with City Year, which serves students who are at risk of dropping out of school by providing support and supportive programs.

RiverStone U.K. supports a wide variety of causes nominated by employees, including RISE, a charity which provides sanctuary and support for victims of domestic violence and abuse in the local area. RiverStone U.K.'s donation provides those individuals with access to a 12-week group-work program with specialist childcare support.

In addition to making charitable donations, Zenith actively promotes and enables volunteerism among its employees to benefit its local communities. In times of need, Zenith supports disaster relief and humanitarian aid programs by facilitating employee contributions and making matching donations. This year, Zenith responded to hurricanes Harvey, Irma and Maria, the earthquake in Mexico, the Las Vegas tragedy and the California wildfires. Many Zenith employees also volunteered their time to assist some of those affected by these disasters, which in some cases included customers and agents.

We are looking forward to seeing you at our annual meeting in Toronto at 9:30 a.m. (Eastern time) on Thursday, April 26, 2018 at Roy Thomson Hall. As in the past few years, we will have booths (the number keeps growing each year) which will provide information and allow you the opportunity to interact with the Presidents and senior members of our insurance companies, such as Northbridge, OdysseyRe, Crum & Forster, Zenith, Brit, Allied World, RiverStone, Fairfax Asia (which now includes AMAG, Pacific Insurance, Falcon, BIC, our insurance operation in Vietnam, and Fairfirst, our insurance operation in Sri Lanka), and our partners in the Middle East, the Gulf Insurance Group, along with Colonnade which covers Central and Eastern Europe, our Latin American operations and Digit, our insurance company that we launched late last year in India. We continue to be active in the pet insurance market and for all you pet lovers, Sean Smith and his team at Pethealth will be on hand to help you insure your favorite pet: Sean did not see enough of you last year, so please stop by the Pethealth booth and take advantage of some special offers that he has for you. To give you ample time to visit all our booths, the doors will open at 8:00 a.m.

The Fairfax Leadership Workshop continues to grow, so that now about 150 individuals have attended the program. Many have moved on to senior leadership roles and some are running our companies. You will recognize them by the special pins that they wear that even I do not get. You will see them at the various insurance company booths, so stop by and speak to them. In addition, the booths will showcase some of our non-insurance company investments, including some you have known previously, such as William Ashley, Sporting Life, Arbor Memorial, Quess, Golf Town, Boat Rocker Media and Blue Ant Media, and some new ones like AGT, Altius and Chorus Aviation. Our innovation lab that we started in Waterloo, for which we created our FairVentures company, continues to grow and support innovation at all our companies, so please stop by and visit their booth where Dave Kruis, who runs the FairVentures Innovation Lab, promises to have an interactive experience for you.

Like last year, after our meeting we will have Cara, which now includes The Keg, and McEwan's, led by celebrity chef Mark McEwan, tantalize your taste buds with some of their delicious offerings from their various restaurants. I reiterate that we are now the third largest restaurant company in Canada: you cannot go too far before you come across one of our restaurants in either the fast food or fine dining space.

Madhavan Menon from Thomas Cook India has said that not enough shareholders have taken advantage of the discount to take your family for a trip of a lifetime to India, so this year he will be auctioning off a "Trip of a Lifetime to India": all proceeds from the auction will go to the Crohn's and Colitis Foundation, so please be generous. This will be a truly memorable trip: we only ask that the winner come back and let everyone else know how wonderful it was, so others can experience it as well! Please visit Madhavan, Dipak Deva and others at the Thomas Cook India booth. We will have Hari Marar who runs the Bangalore Airport on hand and you can hear from him all the exciting things that he has planned in the year ahead. Ajit Isaac from Quess will be there, as will Nirmal Jain from IIFL and Vijay Sankar from Sanmar. Sterling Resorts, NCML, Saurashatra Freight, Fairchem, Privi, Quantum and Primary Real Estate will round out the investments that we have in India, each represented by its CEO. I guarantee that after you speak to them, you will be as excited as I am regarding our investments in India.

Also, stop by Golf Town, where you can improve your putting in a three-hole contest, with the winner getting a prize: you might find me there as well, practising my putting! We will also have Bauer, which will showcase some of its latest equipment.

Altogether, this is a fantastic opportunity for you to learn more about our companies, as well as to get some discounts for shopping at William Ashley, Sporting Life and Golf Town and for dining at Cara and The Keg.

As in the past, highlighted will be two excellent programs that we support: the Ben Graham Centre for Value Investing with George Athanassakos at the Ivey School of Business, and the Actuarial Program at the University of Waterloo – both among the best in North America! This year the staff at the University of Waterloo booth will again include co-op students working at our companies. I encourage you to speak to them: I assure you that you will be impressed. Many of you have hired, and will want to continue to hire, a few more at your own companies: the University will have someone on hand to let you know how you can go about doing so. George will also have many of his MBA students on hand, so speak to them: you may want to hire them as well. George runs a Value Investing Conference the day before our meeting. This will be its seventh year and in case you have not attended, please check the website for details (www.bengrahaminvesting.ca). I highly recommend it and it is well worth your time to attend. Many who have attended have mentioned to me that it is one of the best of its kind, and this year's lineup of speakers is outstanding!

Also, as we have done in the past, we will be giving you a book by Sir John Templeton: this year, "Thrift and Generosity – The Joy of Giving". As I have said many times, Sir John was a mentor to me and the great admiration that I have had for him and the influence that he has had on me personally and others in our company will always resonate with us. Sanjeev Parsad will hand out the book for a donation of your choosing, and all the money collected will go to the Crohn's and Colitis Foundation in memory of my assistant Jo Ann Butler. Sanjeev has raised a little over Cdn$160,000 to date. Hats off to Sanjeev for spearheading this valiant effort.

Similarly to last year, Fairfax India (of which many of you are also shareholders) will hold its annual meeting at 2:00 p.m. on April 26 at Roy Thomson Hall. Chandran Ratnaswami, Jenn Allen, John Varnell, Harsha Raghavan and the CEOs of many of Fairfax India's investees will be on hand to answer any questions you may have. As noted above, Fairfax India will also showcase the companies in its portfolio at the booths in the foyer, so stop by and visit them and hear firsthand all the wonderful things taking place in India and the vast potential that lies ahead there.

This year Fairfax Africa will hold its first shareholders' meeting on Wednesday, April 25 at 2:30 p.m. at the Sheraton Hotel in Toronto. Fairfax Africa will also have a booth at our meeting, so stop by and say hello to Michael Wilkerson and his partner Neil Holzapfel and see the exciting opportunities that lie ahead in Africa.

So, as we have done for the last 32 years, we look forward to meeting you, our shareholders, and answering all your questions, as well as getting you to meet our dedicated directors and the fine men and women who work at and run our companies. I personally am inspired each and every time that I meet you all, and when I hear your stories I want to work twice as hard to make a return for you in the long term. We are truly blessed to have the loyal shareholders that we have and I look forward to seeing you at our shareholders' meeting in April.

March 9, 2018

V. Prem Watsa

Chairman and Chief Executive Officer

Management's Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and all financial information are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

We, as Fairfax's Chief Executive Officer and Chief Financial Officer, have certified Fairfax's annual disclosure documents filed with the Canadian Securities Administrators and the Securities and Exchange Commission (Form 40-F) in accordance with Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the independent auditor; assesses the adequacy of the internal controls of the company, including management's assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditor for appointment by the shareholders. The independent registered public accounting firm has full access to the Audit Committee and meet with it to discuss their audit work, Fairfax's internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management's assessment of the internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2017 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The scope of this assessment, in accordance with Canadian and U.S. securities laws, did not include an evaluation of the internal control over financial reporting of Allied World Assurance Company Holdings, AG (since renamed "Allied World Assurance Company Holdings, GmbH") which was acquired on July 6, 2017. The operations of Allied World Assurance Company Holdings, GmbH represented 6.5% of the company's consolidated revenue for the year ended December 31, 2017 and represented 22.8% and 23.9% of the company's consolidated assets and liabilities respectively as at December 31, 2017. Based on this assessment, management concluded that the company's internal control over financial reporting was effective as of December 31, 2017.

The effectiveness of the company's internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

March 9, 2018

V. Prem Watsa Chairman and Chief Executive Officer	David Bonham Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Fairfax Financial Holdings Limited

Opinions on the financial statements and internal control over financial reporting

We have audited the accompanying consolidated balance sheets of Fairfax Financial Holdings Limited and its subsidiaries (together, the Company) as of December 31, 2017 and 2016, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures, as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Allied World Assurance Company Holdings, AG, which was subsequently renamed Allied World Assurance Company Holdings, GmbH (Allied World) from its assessment of internal control over financial reporting as of December 31, 2017 because it was acquired by the Company in a purchase business combination during 2017. We have also excluded Allied World from our audit of internal control over financial reporting. Allied World is a subsidiary whose total assets, total liabilities and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent 22.8%, 23.9% and 6.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2017.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 9, 2018

We have served as the Company's auditor since at least 1985. We have not determined the specific year we began serving as auditor of the Company or its predecessor.

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Consolidated Financial Statements

Consolidated Balance Sheets
as at December 31, 2017 and December 31, 2016

	Notes	December 31, 2017	December 31, 2016
		(US$ millions)
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $77.8; December 31, 2016 – $94.4)	5, 27	2,368.4	1,371.6
Insurance contract receivables	10	4,686.9	2,917.5
Portfolio investments
Subsidiary cash and short term investments	5, 27	17,382.5	9,938.0
Bonds (cost $8,764.6; December 31, 2016 – $8,699.1)	5	9,164.1	9,323.2
Preferred stocks (cost $338.5; December 31, 2016 – $111.2)	5	296.8	69.6
Common stocks (cost $4,877.5; December 31, 2016 – $4,824.0)	5	4,838.7	4,158.8
Investments in associates (fair value $2,824.3; December 31, 2016 – $2,955.4)	5, 6	2,487.0	2,393.0
Derivatives and other invested assets (cost $585.7; December 31, 2016 – $546.2)	5, 7	255.4	179.7
Assets pledged for short sale and derivative obligations (cost $197.5; December 31, 2016 – $223.9)	5, 7	194.7	228.5
Fairfax India and Fairfax Africa cash, portfolio investments and associates	5, 6, 27	2,394.0	1,002.6

		37,013.2	27,293.4

Deferred premium acquisition costs	11	927.5	693.1
Recoverable from reinsurers (including recoverables on paid losses – $453.8; December 31, 2016 – $290.9)	9	7,812.5	4,010.3
Deferred income taxes	18	380.8	732.6
Goodwill and intangible assets	12	6,072.5	3,847.5
Other assets	13	4,828.3	2,518.4

Total assets		64,090.1	43,384.4

See accompanying notes.

Signed on behalf of the Board

Director	Director

	Notes	December 31, 2017	December 31, 2016
		(US$ millions)
Liabilities
Accounts payable and accrued liabilities	14	3,629.5	2,888.6
Income taxes payable	18	95.6	35.4
Short sale and derivative obligations (including at the holding company – $11.5; December 31, 2016 – $42.2)	5, 7	126.2	234.3
Funds withheld payable to reinsurers		850.2	416.2
Insurance contract liabilities	8	34,562.5	23,222.2
Borrowings – holding company and insurance and reinsurance companies	15	4,848.1	3,908.0
Borrowings – non-insurance companies	15	1,566.0	859.6

Total liabilities		45,678.1	31,564.3

Equity	16
Common shareholders' equity		12,475.6	8,484.6
Preferred stock		1,335.5	1,335.5

Shareholders' equity attributable to shareholders of Fairfax		13,811.1	9,820.1
Non-controlling interests		4,600.9	2,000.0

Total equity		18,412.0	11,820.1

		64,090.1	43,384.4

See accompanying notes.

Consolidated Statements of Earnings
for the years ended December 31, 2017 and 2016

	Notes	2017	2016
		(US$ millions except per share amounts)
Revenue
Gross premiums written	10, 25	12,207.5	9,534.3

Net premiums written	25	9,983.5	8,088.4

Gross premiums earned		11,822.0	9,209.7
Premiums ceded to reinsurers		(2,100.6)	(1,347.5)

Net premiums earned	25	9,721.4	7,862.2
Interest and dividends	5	559.0	555.2
Share of profit of associates	6	200.5	24.2
Net gains (losses) on investments	5	1,467.5	(1,203.6)
Gain on sale of subsidiary	23	1,018.6	–
Other revenue	25	3,257.6	2,061.6

		16,224.6	9,299.6

Expenses
Losses on claims, gross	8	9,518.7	5,682.9
Losses on claims ceded to reinsurers	9	(2,371.8)	(964.3)

Losses on claims, net	26	7,146.9	4,718.6
Operating expenses	26	2,049.5	1,597.7
Commissions, net	9	1,649.2	1,336.4
Interest expense	15	331.2	242.8
Other expenses	25, 26	3,024.6	1,958.4

		14,201.4	9,853.9

Earnings (loss) before income taxes		2,023.2	(554.3)
Provision (recovery) for income taxes	18	408.3	(159.6)

Net earnings (loss)		1,614.9	(394.7)

Attributable to:
Shareholders of Fairfax		1,740.6	(512.5)
Non-controlling interests		(125.7)	117.8

		1,614.9	(394.7)

Net earnings (loss) per share	17	$66.74	$(24.18)
Net earnings (loss) per diluted share	17	$64.98	$(24.18)
Cash dividends paid per share	16	$10.00	$10.00
Shares outstanding (000) (weighted average)	17	25,411	23,017

See accompanying notes.

Consolidated Statements of Comprehensive Income
for the years ended December 31, 2017 and 2016

	Notes	2017	2016
		(US$ millions)

Net earnings (loss)		1,614.9	(394.7)

Other comprehensive income (loss), net of income taxes	16
Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations		461.7	(80.2)
Losses on hedge of net investment in Canadian subsidiaries	7	(106.3)	(37.5)
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	6	110.1	(35.6)

		465.5	(153.3)

Items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates	6	5.2	(33.2)
Net losses on defined benefit plans	21	(31.8)	(18.3)

		(26.6)	(51.5)

Other comprehensive income (loss), net of income taxes		438.9	(204.8)

Comprehensive income (loss)		2,053.8	(599.5)

Attributable to:
Shareholders of Fairfax		2,024.4	(696.4)
Non-controlling interests		29.4	96.9

		2,053.8	(599.5)

	Notes	2017	2016

Income tax (expense) recovery included in other comprehensive income (loss)
Income tax on items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations		10.4	14.0
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans		(25.9)	3.7

		(15.5)	17.7

Income tax on items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates		(7.4)	10.5
Net losses on defined benefit plans		2.3	5.0

		(5.1)	15.5

Total income tax (expense) recovery		(20.6)	33.2

See accompanying notes.

Consolidated Statements of Changes in Equity
for the years ended December 31, 2017 and 2016
(US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share- based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders' equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2017	4,750.8	3.8	(285.1)	106.8	4,456.2	(547.9)	8,484.6	1,335.5	9,820.1	2,000.0	11,820.1
Net earnings (loss) for the year	–	–	–	–	1,740.6	–	1,740.6	–	1,740.6	(125.7)	1,614.9
Other comprehensive income, net of income taxes:
Net unrealized foreign currency translation gains on foreign operations	–	–	–	–	–	306.7	306.7	–	306.7	155.0	461.7
Losses on hedge of net investment in Canadian subsidiaries	–	–	–	–	–	(106.3)	(106.3)	–	(106.3)	–	(106.3)
Share of other comprehensive income of associates, excluding net gains on defined benefit plans	–	–	–	–	–	109.3	109.3	–	109.3	0.8	110.1
Share of net gains on defined benefit plans of associates	–	–	–	–	–	5.0	5.0	–	5.0	0.2	5.2
Net losses on defined benefit plans	–	–	–	–	–	(30.9)	(30.9)	–	(30.9)	(0.9)	(31.8)
Issuance of shares	2,196.4	–	17.4	(16.9)	–	–	2,196.9	–	2,196.9	–	2,196.9
Purchases and amortization	(45.6)	–	(140.5)	51.8	–	–	(134.3)	–	(134.3)	3.8	(130.5)
Excess of book value over consideration of common shares purchased for cancellation	–	–	–	–	(50.6)	–	(50.6)	–	(50.6)	–	(50.6)
Common share dividends	–	–	–	–	(237.4)	–	(237.4)	–	(237.4)	(67.5)	(304.9)
Preferred share dividends	–	–	–	–	(44.6)	–	(44.6)	–	(44.6)	–	(44.6)
Acquisitions of subsidiaries (note 23)	–	–	–	–	–	–	–	–	–	2,451.2	2,451.2
Other net changes in capitalization (note 16)	–	–	–	52.8	183.8	–	236.6	–	236.6	184.0	420.6

Balance as of December 31, 2017	6,901.6	3.8	(408.2)	194.5	6,048.0	(264.1)	12,475.6	1,335.5	13,811.1	4,600.9	18,412.0

Balance as of January 1, 2016	4,229.8	3.8	(236.0)	88.2	5,230.7	(364.0)	8,952.5	1,334.9	10,287.4	1,731.5	12,018.9
Net earnings (loss) for the year	–	–	–	–	(512.5)	–	(512.5)	–	(512.5)	117.8	(394.7)
Other comprehensive loss, net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	–	–	–	–	–	(61.4)	(61.4)	–	(61.4)	(18.8)	(80.2)
Losses on hedge of net investment in Canadian subsidiaries	–	–	–	–	–	(37.5)	(37.5)	–	(37.5)	–	(37.5)
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	–	–	–	–	–	(35.4)	(35.4)	–	(35.4)	(0.2)	(35.6)
Share of net losses on defined benefit plans of associates	–	–	–	–	–	(32.0)	(32.0)	–	(32.0)	(1.2)	(33.2)
Net losses on defined benefit plans	–	–	–	–	–	(17.6)	(17.6)	–	(17.6)	(0.7)	(18.3)
Issuance of shares	523.5	–	15.1	(17.6)	–	–	521.0	–	521.0	–	521.0
Purchases and amortization	(6.1)	–	(64.2)	40.6	–	–	(29.7)	–	(29.7)	(0.8)	(30.5)
Excess of book value over consideration of common shares purchased for cancellation	–	–	–	–	(8.0)	–	(8.0)	–	(8.0)	–	(8.0)
Common share dividends	–	–	–	–	(227.8)	–	(227.8)	–	(227.8)	(41.2)	(269.0)
Preferred share dividends	–	–	–	–	(44.0)	–	(44.0)	–	(44.0)	–	(44.0)
Acquisitions of subsidiaries (note 23)	–	–	–	–	–	–	–	–	–	86.8	86.8
Other net changes in capitalization	3.6	–	–	(4.4)	17.8	–	17.0	0.6	17.6	126.8	144.4

Balance as of December 31, 2016	4,750.8	3.8	(285.1)	106.8	4,456.2	(547.9)	8,484.6	1,335.5	9,820.1	2,000.0	11,820.1

See accompanying notes.

Consolidated Statements of Cash Flows
for the years ended December 31, 2017 and 2016

	Notes	2017	2016
		(US$ millions)
Operating activities
Net earnings (loss)		1,614.9	(394.7)
Depreciation, amortization and impairment charges	26	280.5	191.7
Net bond premium (discount) amortization		(52.7)	3.6
Amortization of share-based payment awards		51.8	40.6
Share of profit of associates	6	(200.5)	(24.2)
Deferred income taxes	18	230.3	(273.8)
Net (gains) losses on investments	5	(1,467.5)	1,203.6
Gain on sale of subsidiary	23	(1,018.6)	–
Loss on repurchase of borrowings	15	28.6	–
Net sales of securities classified as FVTPL	27	2,678.4	1,119.3
Changes in operating assets and liabilities	27	555.4	(607.9)

Cash provided by operating activities		2,700.6	1,258.2

Investing activities
Sales of investments in associates	6, 23	1,014.9	45.8
Purchases of investments in associates	6, 23	(1,026.5)	(735.3)
Net purchases of premises and equipment and intangible assets		(415.2)	(208.3)
Purchases of subsidiaries, net of cash acquired	23	(1,107.7)	(779.1)
Sale of subsidiary, net of cash divested	23	640.4	–
Decrease in restricted cash for purchase of subsidiary		–	6.5

Cash used in investing activities		(894.1)	(1,670.4)

Financing activities
Borrowings – holding company and insurance and reinsurance companies:	15
Proceeds, net of issuance costs		577.0	637.7
Repayments		(483.7)	(5.4)
Net borrowings from (repayments to) holding company revolving credit facility		(200.0)	200.0
Borrowings – non-insurance companies:	15
Proceeds, net of issuance costs		500.6	360.5
Repayments		(268.7)	(38.9)
Net borrowings from revolving credit facilities		193.7	193.6
Increase in restricted cash related to financing activities		(150.8)	(18.9)
Subordinate voting shares:	16
Issuances, net of issuance costs		–	523.5
Repurchases for treasury		(140.5)	(64.2)
Repurchases for cancellation		(96.2)	(14.1)
Common share dividends	16	(237.4)	(227.8)
Preferred share dividends	16	(44.6)	(44.0)
Subsidiary common shares:
Issuances to non-controlling interests, net of issuance costs	23	2,223.2	157.1
Purchases of non-controlling interests	23	(140.3)	(87.2)
Sales to non-controlling interests	23	96.8	12.7
Dividends paid to non-controlling interests	16	(67.5)	(41.2)

Cash provided by financing activities		1,761.6	1,543.4

Increase in cash and cash equivalents		3,568.1	1,131.2
Cash and cash equivalents – beginning of year		4,219.1	3,125.6
Foreign currency translation		147.8	(37.7)

Cash and cash equivalents – end of year	27	7,935.0	4,219.1

See accompanying notes.

Index to Notes to Consolidated Financial Statements

1.	Business Operations	39
2.	Basis of Presentation	39
3.	Summary of Significant Accounting Policies	39
4.	Critical Accounting Estimates and Judgments	51
5.	Cash and Investments	52
6.	Investments in Associates	60
7.	Short Sales and Derivatives	65
8.	Insurance Contract Liabilities	67
9.	Reinsurance	70
10.	Insurance Contract Receivables	71
11.	Deferred Premium Acquisition Costs	72
12.	Goodwill and Intangible Assets	73
13.	Other Assets	75
14.	Accounts Payable and Accrued Liabilities	75
15.	Borrowings	76
16.	Total Equity	78
17.	Earnings per Share	81
18.	Income Taxes	82
19.	Statutory Requirements	85
20.	Contingencies and Commitments	86
21.	Pensions and Post Retirement Benefits	87
22.	Operating Leases	88
23.	Acquisitions and Divestitures	88
24.	Financial Risk Management	94
25.	Segmented Information	111
26.	Expenses	117
27.	Supplementary Cash Flow Information	118
28.	Related Party Transactions	119
29.	Subsidiaries	120

Notes to Consolidated Financial Statements
for the years ended December 31, 2017 and 2016
(in US$ and $ millions except per share amounts and as otherwise indicated)

1.    Business Operations

Fairfax Financial Holdings Limited ("the company" or "Fairfax") is a holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.    Basis of Presentation

The company's consolidated financial statements for the year ended December 31, 2017 are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") effective as at December 31, 2017, except IFRS 9 (2010) Financial Instruments which was adopted early. The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and fair value through profit and loss ("FVTPL") financial assets and liabilities that have been measured at fair value.

The consolidated balance sheets of the company are presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company's normal operating cycle of one year are considered current, including the following balances: cash, short term investments, insurance contract receivables, deferred premium acquisition costs, income taxes payable, and short sale and derivative obligations. The following balances are considered non-current: deferred income taxes and goodwill and intangible assets. All other balances are comprised of current and non-current amounts.

The holding company has significant liquid resources that are generally not restricted by insurance regulators. The operating subsidiaries are primarily insurers and reinsurers that are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of operating subsidiaries to pay dividends or make distributions to parent companies. The company's consolidated balance sheet and consolidated statement of cash flows therefore make a distinction in classification between the holding company and the operating subsidiaries for cash and short term investments to provide additional insight into the company's liquidity, financial leverage and capital structure.

These consolidated financial statements were approved for issue by the company's Board of Directors on March 9, 2018.

3.    Summary of Significant Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements and the methods of computation have been consistently applied to all periods presented unless otherwise stated, and are as set out below.

Consolidation

Subsidiaries – The company's consolidated financial statements include the assets, liabilities, equity, revenue, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity over which the company has control. The company controls an entity when the company has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Assessment of control is based on the substance of the relationship between the company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable and convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date control is acquired (typically the acquisition date). The operating results of subsidiaries that are divested during the year are included up to the date control ceased and any difference between the fair value of the consideration received and the carrying value of a divested subsidiary is recognized in the consolidated statement of earnings.

The consolidated financial statements were prepared as of December 31, 2017 and 2016 based on individual holding companies' and subsidiary companies' financial statements at those dates. Accounting policies of subsidiaries have been aligned with those of the company where necessary. The company's significant subsidiaries are identified in note 29.

Non-controlling interests – A non-controlling interest is initially recognized as the proportionate share of the identifiable net assets of a subsidiary on its acquisition date and is subsequently adjusted for the non-controlling interest's share of changes in the acquired subsidiary's earnings and capital. Effects of transactions with non-controlling interests are recorded in equity if there is no change in control.

Business combinations

Business combinations are accounted for using the acquisition method of accounting whereby the consideration transferred is measured at fair value at the date of acquisition. This consideration may include cash paid and the fair value at the date of exchange of assets given, liabilities incurred and equity instruments issued by the company or its subsidiaries. The consideration transferred also includes any contingent consideration arrangements, recorded at fair value. Directly attributable acquisition-related costs are expensed in the current period and reported within operating expenses. At the date of acquisition, the company recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The identifiable assets acquired and liabilities assumed are initially recognized at fair value. If the consideration transferred is less than the fair value of identifiable net assets acquired, the excess is recognized in the consolidated statement of earnings.

A pre-existing equity interest is re-measured to fair value at the date of a business combination with any gain or loss recognized in net gains (losses) on investments in the consolidated statement of earnings.

Goodwill and intangible assets

Goodwill – Goodwill is recorded as the excess of consideration transferred over the fair value of the identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for the purpose of impairment testing. On an annual basis or more frequently if there are potential indicators of impairment, the carrying value of a cash-generating unit inclusive of its allocated goodwill is compared to its recoverable amount, with any goodwill impairment measured as the excess of the carrying amount over the recoverable amount. Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated.

Intangible assets – Intangible assets are comprised primarily of customer and broker relationships, brand names, Lloyd's participation rights, computer software (including enterprise systems) and other acquired identifiable non-monetary assets without physical form.

Intangible assets are initially recognized at cost (fair value when acquired through a business combination) and subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method based on the estimated useful life of those intangible assets with a finite life. The carrying value of intangible assets with a finite life are re-evaluated by the company when there are potential indicators of impairment. Indefinite-lived intangible assets are not subject to amortization but are assessed for impairment annually or more frequently if there are potential indicators of impairment.

The estimated useful lives of the company's intangible assets are as follows:

Customer and broker relationships	8 to 20 years
Brand names and Lloyd's participation rights	Indefinite
Computer software	3 to 15 years

Brand names are considered to be indefinite-lived based on their strength, history and expected future use.

Investments in associates

Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. Under the equity method of accounting, an investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company's share of net assets of the associate. The company's share of profit (loss) and other comprehensive income (loss) of associates are reported in the corresponding lines in the consolidated statement of earnings and consolidated statement of comprehensive income, respectively. A pre-existing equity interest is re-measured to fair value at the date significant influence is obtained and included in the carrying value of the associate.

The fair value of associates is estimated at each reporting date (or more frequently when conditions warrant) using valuation techniques consistent with those applied to the company's other investments in equity instruments. See 'Determination of fair value' under the heading of 'Investments' for further details. If there is objective evidence that the carrying value of an associate is impaired, the associate is written down to its recoverable amount and the unrealized impairment loss is recognized in share of profit (loss) of associates in the consolidated statement of earnings. Impairment losses are reversed in future periods if the circumstances that led to the impairment no longer exist. The reversal is limited to restoring the carrying amount to what would have been determined had no impairment loss been recognized in prior periods.

Upon loss of significant influence, any retained interest classified as a financial asset is re-measured to fair value and all amounts previously recognized in other comprehensive income in relation to that investee are reclassified to the consolidated statement of earnings. Gains and losses on loss of significant influence or disposition of an associate are recognized in net gains (losses) on investments in the consolidated statement of earnings.

Foreign currency translation

Functional and presentation currency – The consolidated financial statements are presented in U.S. dollars which is the holding company's functional currency and the presentation currency of the consolidated group.

Foreign currency transactions – Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated at the date the fair value is determined.

Translation of foreign subsidiaries – The functional currencies of some of the company's subsidiaries (principally in Canada, the United Kingdom and Asia) differ from the consolidated group U.S. dollar presentation currency. As a result, the assets and liabilities of these foreign subsidiaries (including goodwill and fair value adjustments arising on their acquisition, where applicable) are translated on consolidation at the rates of exchange prevailing at the balance sheet date. Revenue and expenses are translated at the average rate of exchange for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income, and only recycled to the consolidated statement of earnings upon reduction of an investment in a foreign subsidiary.

Net investment hedge – The company has designated a portion of the principal amount of its Canadian dollar denominated borrowings as a hedge of its net investment in its Canadian subsidiaries. The cumulative unrealized gain or loss relating to the effective portion of the hedge is recognized in accumulated other comprehensive income, and only recycled to the consolidated statement of earnings upon reduction of an investment in a hedged foreign subsidiary. Gains and losses relating to any ineffective portion of the hedge are recorded in net gains (losses) on investments in the consolidated statement of earnings.

Comprehensive income (loss)

Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss) and includes all changes in total equity during a period, except for those resulting from investments by owners or distributions to owners. Unrealized foreign currency translation amounts arising from foreign subsidiaries and associates that do not have U.S. dollar functional currencies and the effective portion of changes in the fair value of hedging instruments on hedges of net investments in foreign subsidiaries are recognized in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) until recycled to the consolidated statement of earnings on reduction of an investment in a foreign subsidiary or associate. Actuarial gains and losses and changes in asset limitation amounts on defined benefit pension and post retirement plans are recorded in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) without recycling. Upon settlement of the defined benefit plan or disposal of the related associate or subsidiary, those amounts are reclassified directly to retained earnings. Accumulated other comprehensive income (loss), net of income taxes, is included on the consolidated balance sheet as a component of common shareholders' equity.

Consolidated statement of cash flows

The company's consolidated statement of cash flows is prepared in accordance with the indirect method, classifying cash flows by operating, investing and financing activities.

Cash and cash equivalents – Cash and cash equivalents consist of holding company and subsidiary cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased, and exclude cash and short term highly liquid investments that are restricted.

Investments

Investments include cash and cash equivalents, short term investments, equity instruments, debt instruments, securities sold short, derivatives, investment property and investments in associates. Management determines the appropriate classifications of investments at their acquisition date. The company has not designated any financial assets or liabilities (including derivatives) as accounting hedges except for the hedge of its net investment in Canadian subsidiaries as described in note 7.

Classification – Short term investments, equity instruments, bonds, securities sold short and derivatives are classified as FVTPL.

An investment in a debt instrument is measured at amortized cost if (i) the objective of the company's business model is to hold the instrument in order to collect contractual cash flows and (ii) the contractual terms of the instrument give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The company's business model currently does not permit any of its short term investments or bonds to be measured at amortized cost.

Recognition and measurement – The company recognizes purchases and sales of investments on the trade date, which is the date on which the company commits to purchase or sell the asset. Transactions pending settlement are reflected on the consolidated balance sheet in other assets or in accounts payable and accrued liabilities.

Investments classified as FVTPL are carried at fair value on the consolidated balance sheet, with transaction costs expensed as incurred and changes in fair value reported in the consolidated statement of earnings as interest and dividends and net gains (losses) on investments. Interest and dividends comprises dividends received on holdings of common stocks and preferred stocks, and interest income on short term investments and bonds calculated using the effective interest method, net of investment expenses. All other changes in fair value of investments classified as FVTPL are reported in net gains (losses) on investments in the consolidated statement of earnings, such that the sum of interest income and net gains (losses) on short term investments and bonds is equal to their total change in fair value for the reporting period.

Interest and dividends and net gains (losses) on investments are reported as operating activities in the consolidated statement of cash flows.

An investment is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership.

Short term investments – Debt instruments with maturity dates between three months and twelve months when purchased are presented as short term investments.

Bonds – Debt instruments with maturity dates greater than twelve months when purchased are presented as bonds.

Securities sold short – Securities sold short ("short sales") represent obligations to deliver securities which were not owned at the time of the sale.

Derivatives – Derivatives may include interest rate, credit default, currency and total return swaps, consumer price index linked ("CPI-linked"), futures, forwards, warrants and option contracts, all of which derive their value mainly from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values, inflation indexes or equity instruments. A derivative contract may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company's forwards, CPI-linked derivatives and total return swaps.

The company uses derivatives principally to mitigate financial risks arising from its investment holdings and reinsurance recoverables, and monitors its derivatives for effectiveness in achieving their risk management objectives.

The fair value of derivatives in a gain position is presented on the consolidated balance sheet in derivatives and other invested assets in portfolio investments and in cash and investments of the holding company. The fair value of derivatives in a loss position and obligations to purchase securities sold short, if any, are presented on the consolidated balance sheet in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, would be recorded as a derivative asset and subsequently adjusted for changes in the fair value of the contract at each balance sheet date. Changes in the fair value of a derivative are recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset or liability.

Cash received from counterparties as collateral for derivative contracts is recognized within holding company cash and investments or subsidiary cash and short term investments, and a corresponding liability is recognized within accounts payable and accrued liabilities. Securities received from counterparties as collateral are not recorded as assets.

Cash and securities delivered to counterparties as collateral for derivative contracts continue to be reflected as assets on the consolidated balance sheet within holding company cash and investments or within portfolio investments as assets pledged for short sale and derivative obligations.

Equity contracts – The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity in exchange for the receipt of a floating rate of interest on the notional amount. The company classifies dividends and interest paid or received related to its long and short equity and equity index total return swaps on a net basis as interest and dividends in the consolidated statement of earnings. The company's equity and equity index total return swaps contain contractual reset provisions requiring counterparties to cash-settle monthly or quarterly any fair value movements arising subsequent to the prior settlement. Any cash amounts paid to settle unfavourable fair value changes and, conversely, any cash amounts received in settlement of favourable fair value changes, are recorded as net gains (losses) on investments in the consolidated statement of earnings. To the extent that a contractual reset date of a contract does not correspond to the balance sheet date, the company records net gains (losses) on investments in the consolidated statement of earnings to adjust the carrying value of the derivative asset or liability associated with each total return swap contract to reflect its fair value at the balance sheet date. Final cash settlements of total return swaps are recognized as net gains (losses) on investments net of any previously recorded unrealized fair value changes since the last quarterly reset date. Total return swaps require no initial net investment and have a fair value of nil at inception.

CPI-linked derivative contracts – The company's derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. These contracts may be structured to provide a payout at maturity if there is cumulative deflation over the life of the contract or if cumulative average inflation is below a specified floor rate over the life of the contract. As the average remaining life of a CPI-linked derivative declines, the fair value of the contract (excluding the impact of changes in the underlying CPI) will generally decline.

Determination of fair value – Fair values for substantially all of the company's financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values. The fair values of financial instruments are based on bid prices for financial assets and ask prices for financial liabilities. The company categorizes its fair value measurements using a three level hierarchy in accordance with IFRS ("fair value hierarchy") as described below:

  Level 1 – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of securities sold short, the majority of the company's common stocks, equity call options and certain warrants are based on published quotes in active markets.

  Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the vast majority of the company's investments in bonds are priced based on information provided by independent pricing service providers while much of the remainder, along with most derivative contracts (including total return swaps, U.S. treasury bond forward contracts and certain warrants) are based primarily on non-binding third party broker-dealer quotes that are prepared using Level 2 inputs. Where third party broker-dealer quotes are used, typically one quote is obtained from a broker-dealer with particular expertise in the instrument being priced. Preferred stocks are priced using a combination of independent pricing service providers and internal valuation models that rely on directly or indirectly observable inputs.

  The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. Otherwise, such investments in limited partnerships are classified as Level 3.

  Level 3 – Inputs include unobservable inputs used in the measurement of financial instruments. Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these instruments or related observable inputs that can be corroborated at the measurement date. CPI-linked derivatives are classified as Level 3 and valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable.

Transfers between fair value hierarchy categories are considered effective from the beginning of the reporting period in which the transfer is identified.

Valuation techniques used by the company's independent pricing service providers and third party broker-dealers include use of prices from similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. The company assesses the reasonableness of pricing received from these third party sources by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).

Fair values of CPI-linked derivative contracts received from third party broker-dealers are assessed by comparing the fair values to recent market transactions where available and values determined using third party pricing software based on the Black-Scholes option pricing model for European-style options that incorporates market observable and unobservable inputs such as the current value of the relevant CPI underlying the derivative, the inflation swap rate, nominal swap rate and inflation volatility. The fair values of CPI-linked derivative contracts are sensitive to assumptions such as market expectations of future rates of inflation and related inflation volatilities.

The company employs dedicated personnel responsible for the valuation of its investment portfolio. Detailed valuations are performed for those financial instruments that are priced internally, while external pricing received from independent pricing service providers and third party broker-dealers are evaluated by the company for reasonableness. The company's Chief Financial Officer oversees the valuation function and regularly reviews valuation processes and results, including at each quarterly reporting period. Significant valuation matters, particularly those requiring extensive judgment, are communicated to the company's Audit Committee.

Accounts receivable and accounts payable

Accounts receivable and accounts payable are recognized initially at fair value. Due to their short-term nature, carrying value is considered to approximate fair value.

Insurance contracts

Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder, with the possibility of paying (including variability in timing of payments) significantly more in a scenario where the insured event occurs than when it does not occur. Contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts, derivative contracts or service contracts, as appropriate.

Revenue recognition – Premiums written are deferred as unearned premiums and recognized as revenue, net of premiums ceded, on a pro rata basis over the terms of the underlying policies. Net premiums earned are reported gross of premium taxes which are included in operating expenses as the related premiums are earned. Certain reinsurance premiums are estimated at the individual contract level, based on historical patterns and experience from the ceding companies for contracts where reports from ceding companies for the period are not contractually due until after the balance sheet date. The cost of reinsurance purchased by the company (premiums ceded) is included in recoverable from reinsurers and is amortized over the contract period in proportion to the amount of insurance protection provided. Unearned premium represents the portion of premiums written relating to periods of insurance and reinsurance coverage subsequent to the balance sheet date. Impairment losses on insurance premiums receivable are included in operating expenses in the consolidated statement of earnings.

Deferred premium acquisition costs – Certain costs of acquiring insurance contracts, consisting of brokers' commissions and premium taxes, are deferred and charged to earnings as the related premiums are earned. Deferred premium acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business based on historical experience. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income. Brokers' commissions are included in commissions, net, in the consolidated statement of earnings. Premium taxes and impairment losses on deferred premium acquisition costs are included in operating expenses in the consolidated statement of earnings.

Provision for losses and loss adjustment expenses – The company is required by applicable insurance laws, regulations and Canadian accepted actuarial practice to establish reserves for payment of losses and loss adjustment expenses that arise from the company's general insurance and reinsurance products and its run-off operations. These reserves are based on assumptions that represent the best estimates of possible outcomes aimed at evaluating the expected ultimate cost to settle claims occurring prior to, but still outstanding as of, the balance sheet date. The company establishes its reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: reserves for reported losses (case reserves) and reserves for incurred but not reported ("IBNR") losses. Additionally, reserves are held for loss adjustment expenses, which include the estimated legal and other expenses expected to be incurred to finalize the settlement of the losses. Losses and loss adjustment expenses are charged to losses on claims, gross, in the consolidated statement of earnings.

The company's reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported general insurance and reinsurance claims and claims from its run-off operations. Case reserve estimates are based on the facts available at the time the reserves are established and for reinsurance, based on reports and individual case reserve estimates received from ceding companies. The company establishes these reserves on an undiscounted basis to recognize the estimated costs of bringing pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. In determining the level of reserves, the company considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the company's estimation of reserves. Between the reporting and final settlement of a claim, circumstances may change, which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and building repair materials and labour rates can substantially impact ultimate settlement costs. Accordingly, the company regularly reviews and re-evaluates case reserves. Any resulting adjustments are included in the consolidated statement of earnings in the period the adjustment is made. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set or currently recorded.

The company also establishes reserves for IBNR claims on an undiscounted basis to recognize the estimated final settlement cost for loss events which have already occurred but which have not yet been reported. Historical information and statistical models, based on product line, type and extent of coverage, as well as reported claim trends, claim severities, exposure growth, and other factors, are relied upon to estimate IBNR reserves. These estimates are revised as additional information becomes available and as claims are actually reported and paid.

Estimation techniques – Provisions for losses and loss adjustment expenses and provisions for unearned premiums are determined based upon previous claims experience, knowledge of events, the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes consideration of the development of loss payment trends, the potential longer term significance of large events, the levels of unpaid claims, legislative changes, judicial decisions and economic and political conditions.

Where possible the company applies several commonly accepted actuarial projection methodologies in estimating required provisions to give greater insight into the trends inherent in the data being projected. These include methods based upon the following: the development of previously settled claims, where payments to date are extrapolated for each prior year; estimates based upon a projection of numbers of claims and average cost; notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and, expected loss ratios. In addition, the company uses other techniques such as aggregate benchmarking methods for specialist classes of business. In selecting its best estimate, the company considers the appropriateness of the methods to the individual circumstances of the line of business and accident or underwriting year.

Large claims impacting each relevant line of business are generally assessed separately, being measured either at the face value of the loss adjusters' estimates or projected separately in order to allow for the future development of large claims.

Provisions for losses and loss adjustment expenses are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The provisions for losses and loss adjustment expenses are subject to review at the subsidiary level by subsidiary actuaries, at the corporate level by the company's Chief Risk Officer and by independent third party actuaries. In addition, for major classes of business where the risks and uncertainties inherent in the provisions are greatest, ad hoc detailed reviews are undertaken by internal and external advisers who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. The results of these reviews are considered when establishing the appropriate levels of provisions for losses and loss adjustment expenses and unexpired risks.

Reinsurance

Reinsurance does not relieve the originating insurer of its liability and is reflected on the consolidated balance sheet on a gross basis to indicate the extent of credit risk related to reinsurance and the obligations of the insurer to its policyholders. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses and ceded unearned premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross on the consolidated balance sheet unless a legal right to offset against a liability owing to the same reinsurer exists.

Ceded premiums and losses are recorded in the consolidated statement of earnings in premiums ceded to reinsurers and losses on claims ceded to reinsurers respectively and in recoverable from reinsurers on the consolidated balance sheet. Commission income earned on premiums ceded to reinsurers is included in commissions, net in the consolidated statement of earnings. Unearned premiums are reported before reduction for premiums ceded to reinsurers and the reinsurers' portion is classified with recoverable from reinsurers on the consolidated balance sheet along with the estimates of the reinsurers' shares of provision for claims determined on a basis consistent with the related claims liabilities.

Impairment – Reinsurance assets are assessed regularly for any events that may trigger impairment, including legal disputes with third parties, changes in capital, surplus levels and in credit ratings of a counterparty, and historic experience regarding collectability from specific reinsurers. If there is objective evidence that a reinsurance asset is impaired, the carrying amount of the asset is reduced to its recoverable amount by recording a provision for uncollectible reinsurance in the consolidated statement of earnings.

Risk transfer – Reinsurance contracts are assessed to ensure that insurance risk is transferred by the ceding or assuming company to the reinsurer. Those contracts that do not transfer insurance risk are accounted for using the deposit method whereby a deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company.

Premiums – Premiums payable in respect of reinsurance ceded are recognized on the consolidated balance sheet in the period in which the reinsurance contract is entered into and include estimates for contracts in force which have not yet been finalized. Premiums ceded are recognized in the consolidated statement of earnings over the period of the reinsurance contract.

Income taxes

The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except when related to items recognized in other comprehensive income or directly in equity. In those cases, the income taxes are also recognized in other comprehensive income or directly in equity, respectively.

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company's subsidiaries and associates operate and generate taxable income.

Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income are recognized in other comprehensive income while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Carry forwards of unused losses or unused tax credits are tax effected and recognized as deferred tax assets when it is probable that future taxable profits will be available against which these losses or tax credits can be utilized.

Deferred income tax is not recognized on unremitted earnings of subsidiaries where the company has determined it is not probable those earnings will be repatriated in the foreseeable future.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.

On December 22, 2017 the United States enacted the Tax Cuts and Jobs Act ("U.S. tax reform") that, among other changes, introduced a new minimum base erosion and anti-abuse tax ("BEAT") on certain payments to foreign affiliates and a U.S. tax on foreign earnings for certain global intangible low-taxed income ("GILTI"), applicable to U.S. corporate income tax for tax years beginning after December 31, 2017. The company will recognize charges related to BEAT and GILTI, if any, in the periods in which they are incurred, and does not include their impacts in measuring its net deferred income tax asset.

Investment property

Real estate held by the company for investment purposes, such as capital appreciation or long-term rental yield, is initially recorded at cost (including transaction costs) and subsequently carried at historical cost less accumulated amortization and any accumulated impairment losses. On the consolidated balance sheet investment property held is included in portfolio investments by the insurance and reinsurance companies and in other assets by the non-insurance companies. Investment property rental income and gains or losses on disposal are recorded in the consolidated statement of earnings as interest and dividends and net gains (losses) on investments respectively by the insurance and reinsurance companies, and as other revenue by the non-insurance companies.

Other assets

Other assets consist of inventories, receivables and investment properties of non-insurance companies included in the Other reporting segment, premises and equipment, accrued interest and dividends, income taxes refundable, receivables for securities sold, pension assets, deferred compensation assets, prepaid expenses and other miscellaneous receivables.

Premises and equipment – Premises and equipment is recorded at historical cost less accumulated amortization and any accumulated impairment losses. The company reviews premises and equipment for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The cost of premises and equipment is depreciated on a straight-line basis over the asset's estimated useful life and charged to operating expenses in the consolidated statement of earnings.

Other revenue and expenses

Revenue from the sale of hospitality, travel and other non-insurance products and services are recognized when the price is fixed or determinable, collection is reasonably assured and the product or service has been delivered to the customer. The revenue and related cost of inventories sold or services provided are recorded in other revenue and other expenses respectively in the consolidated statement of earnings.

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred, and subsequently carried at amortized cost. Interest expense on borrowings is recognized in the consolidated statement of earnings using the effective interest rate method.

Equity

Common stock issued by the company is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase for cancellation of equity instruments are recognized in equity, net of tax.

Treasury shares are equity instruments reacquired by the company which have not been cancelled and are deducted from equity on the consolidated balance sheet, irrespective of the objective of the transaction. The company acquires its own subordinate voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.

Dividends and other distributions to holders of the company's equity instruments are recognized directly in equity.

Share-based payments

The company has restricted share plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to ten years from the date of grant. The fair value of restricted share awards on the grant date is amortized to compensation expense over the vesting period, with a corresponding increase in the share-based payments equity reserve. At each balance sheet date, the company reviews its estimates of the number of restricted share awards expected to vest.

Net earnings per share attributable to shareholders of Fairfax

Net earnings (loss) per share – Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred share dividends declared and the excess over stated value of preferred shares purchased for cancellation, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.

Net earnings (loss) per diluted share – Diluted earnings (loss) per share is calculated by adjusting the weighted average number of subordinate and multiple voting shares outstanding during the period for the dilutive effect, if any, of share-based payments.

Pensions and post retirement benefits

The company's subsidiaries have a number of arrangements in Canada, the United States, the United Kingdom and certain other jurisdictions that provide pension and post retirement benefits to retired and current employees. The holding company has no such arrangements or plans. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans. The assets of these plans are held separately from the company's general assets in separate pension funds and invested principally in high quality fixed income securities and cash and short term investments. Certain of the company's post retirement benefit plans covering medical care and life insurance are internally funded.

Defined contribution plan – A defined contribution plan is a pension plan under which the company pays fixed contributions. Contributions to defined contribution pension plans are charged to operating expenses in the period in which the employment services qualifying for the benefit are provided. The company has no further payment obligations once the contributions have been paid.

Defined benefit plan – A defined benefit plan is a plan that defines an amount of pension or other post retirement benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and salary. Actuarial valuations of benefit liabilities for the majority of pension and post retirement benefit plans are performed each year using the projected benefit method prorated on service, based on management's assumptions.

Defined benefit obligations, net of the fair value of plan assets, and adjusted for pension asset limitations, if any, are accrued on the consolidated balance sheet in accounts payable and accrued liabilities (note 14). Plans in a net asset position, subject to any minimum funding requirements, are recognized in other assets (note 13).

Defined benefit expense recognized in the consolidated statement of earnings includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds, past service costs arising from plan amendments or curtailments and gains or losses on plan settlements.

Re-measurements, consisting of actuarial gains and losses on plan liabilities, the actual return on plan assets (excluding the net interest component) and any change in asset limitation amounts, are recognized in other comprehensive income and subsequently included in accumulated other comprehensive income. These re-measurements will not be recycled to the consolidated statement of earnings in the future, but are reclassified to retained earnings upon settlement of the plan or disposal of the related subsidiary.

Operating leases

The company and its subsidiaries are lessees under various operating leases relating to premises, automobiles and equipment. Payments made under an operating lease, net of any incentives received from the lessor, are recorded in operating expenses on a straight-line basis over the term of the lease.

New accounting pronouncements adopted in 2017

The company adopted the following amendments, effective January 1, 2017. These changes were adopted in accordance with the applicable transitional provisions of each amendment, and did not have a significant impact on the consolidated financial statements.

IFRS Annual Improvements 2014-2016

In December 2016 the IASB issued an amendment to clarify the scope of the disclosure requirements in IFRS 12 Disclosure of Interests in Other Entities.

Recognition of Deferred Tax Assets for Unrealised Losses (Amendments to IAS 12)

In January 2016 the IASB issued amendments to IAS 12 Income Taxes to clarify the requirements on recognition of deferred income tax assets for unrealized losses.

Disclosure Initiative (Amendments to IAS 7)

In January 2016 the IASB issued amendments to IAS 7 Statement of Cash Flows that require additional disclosures for cash and non-cash changes in liabilities arising from financing activities.

New accounting pronouncements issued but not yet effective

The following new standards have been issued by the IASB and were not yet effective for the fiscal year beginning January 1, 2017. The company is currently evaluating their impact on its consolidated financial statements and does not expect to adopt any of them in advance of their respective effective dates.

Foreign Currency Transactions and Advance Consideration ("IFRIC 22")

In December 2016 the IASB issued an interpretation by the IFRS Interpretations Committee to clarify the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018, with a choice of prospective or retrospective application. Adoption of IFRIC 22 is not expected to have a significant impact on the company's consolidated financial statements.

Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)

In June 2016 the IASB issued narrow-scope amendments to clarify the classification and measurement requirements of IFRS 2 Share-based Payment. The amendments are effective for annual periods beginning on or after January 1,

2018, with prospective application in accordance with certain transitional provisions. Adoption of the amendments is not expected to have a significant impact on the company's consolidated financial statements.

IFRS 9 Financial Instruments ("IFRS 9")

In July 2014 the IASB issued the complete version of IFRS 9 which will supersede the 2010 version of IFRS 9 currently applied by the company ("IFRS 9 (2010)"). IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with retrospective application, and includes requirements for the classification and measurement of financial assets and liabilities, an expected credit loss model that replaces the existing incurred loss impairment model, and new hedge accounting guidance. The company is nearing completion of its analysis of IFRS 9's accounting requirements and has determined that its current classifications of equity investments, derivatives, financial liabilities and hedge of net investment under IFRS 9 (2010) will remain substantially unchanged. The company continues to monitor and consider evolving guidance and interpretations related to IFRS 9 as it works through the classification analysis for its investments in debt instruments.

IFRS 15 Revenue from Contracts with Customers ("IFRS 15")

In May 2014 the IASB issued IFRS 15 which introduces a single model for recognizing revenue from contracts with customers. IFRS 15 excludes insurance contracts and financial instruments from its scope and is applicable primarily to the company's non-insurance companies. In April 2016 the IASB issued amendments to clarify certain aspects of IFRS 15 and to provide additional practical expedients upon transition. The standard is effective for annual periods beginning on or after January 1, 2018, with retrospective application. The company has substantially completed its analysis of the accounting requirements under IFRS 15 and does not expect the adoption of IFRS 15 to have a significant impact on the company's consolidated financial statements or to require any significant transition adjustments.

IFRS 16 Leases ("IFRS 16")

In January 2016 the IASB issued IFRS 16 which largely eliminates the distinction between finance and operating leases for lessees. With limited exceptions, a lessee will be required to recognize a right-of-use asset and a liability for its obligation to make lease payments. The standard is effective for annual periods beginning on or after January 1, 2019, with a choice of modified retrospective or full retrospective application. The company has commenced impact assessments and reviews of lease data at its operating companies in preparation for the adoption of IFRS 16.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatments ("IFRIC 23")

In June 2017 the IASB issued IFRIC 23 to clarify how the requirements of IAS 12 Income Taxes should be applied when there is uncertainty over income tax treatments. The interpretation is effective for annual periods beginning on or after January 1, 2019, with modified retrospective or retrospective application. Adoption of IFRIC 23 is not expected to have a significant impact on the company's consolidated financial statements.

IFRS Annual Improvements 2015-2017

In December 2017 the IASB issued amendments to clarify the requirements of four IFRS standards. The amendments are effective for annual periods beginning on or after January 1, 2019, primarily with prospective application. Adoption of the amendments is not expected to have a significant impact on the company's consolidated financial statements.

IFRS 17 Insurance Contracts ("IFRS 17")

In May 2017 the IASB issued IFRS 17, a comprehensive standard that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. The measurement approach is based on the following: (i) a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract; (ii) the effect of the time value of money; (iii) a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows; and (iv) a contractual service margin which represents the unearned profit in a contract (that is recognized in net earnings as the insurer fulfills its performance obligations under the contract). Estimates are required to be re-measured each reporting period. In addition, a simplified measurement approach is permitted for short-duration contracts in which the coverage period is approximately one year or less. The standard is effective for annual periods beginning on or after January 1, 2021, with retrospective application and some practical expedients available on adoption. The company has commenced implementation planning, education workshops and impact assessments at its largest insurance and reinsurance companies in preparation for the adoption of IFRS 17.

4.    Critical Accounting Estimates and Judgments

In the preparation of the company's consolidated financial statements, management has made a number of critical accounting estimates and judgments which are discussed below, with the exception of the determination of fair value for financial instruments (notes 3 and 5), carrying value of associates (notes 3 and 6), charges related to U.S. tax reform (note 18) and contingencies (note 20). Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Provision for losses and loss adjustment expenses

Provisions for losses and loss adjustment expenses are estimated based on Canadian accepted actuarial practices, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses with respect to reported and unreported claims incurred as of the end of each accounting period and related claims expenses. The assumptions underlying the estimation of provisions for losses and loss adjustment expenses are reviewed and updated by the company on an ongoing basis to reflect recent and emerging trends in experience and changes in the risk profile of the business. The estimation techniques employed by the company in determining provisions for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the "Underwriting Risk" section of note 24 while the historic development of the company's insurance liabilities are presented in note 8.

Recoverability of deferred income tax assets

In determining the recoverability of deferred income tax assets, management exercises judgment in assessing recent and expected profitability of applicable operating companies and their ability to utilize any recorded income tax assets. The company reviews its deferred income tax assets quarterly, taking into consideration the availability of sufficient current and projected taxable profits, reversals of taxable temporary differences and tax planning strategies. Details of deferred income tax assets are presented in note 18.

Business combinations

Judgment may be required to determine whether a transaction qualifies as a business combination when it involves elements such as contractual arrangements between shareholders or potential voting rights. Accounting for business combinations requires fair values to be estimated for the consideration transferred, assets acquired and liabilities assumed. The company uses all available information, including external valuations and appraisals where appropriate, to determine these fair values. Changes in estimates of fair value due to additional information related to facts and circumstances that existed at the acquisition date would impact the amount of goodwill (or gain on bargain purchase) recognized. If necessary, the company has up to one year from the acquisition date to finalize the determination of fair values for a business combination. Details of business combinations are presented in note 23.

Assessment of goodwill for potential impairment

Goodwill is assessed annually for impairment or more frequently if there are potential indicators of impairment. Management estimates the recoverable amount of each of the company's cash-generating units using one or more generally accepted valuation techniques, which requires the making of a number of assumptions, including assumptions about future revenue, net earnings, corporate overhead costs, capital expenditures, cost of capital, and growth rate. The recoverable amount of each cash-generating unit to which goodwill has been assigned is compared to its carrying value (inclusive of assigned goodwill). If the recoverable amount of a cash-generating unit is determined to be less than its carrying value, the excess is recognized as a goodwill impairment loss in the consolidated statement of earnings. Given the variability of future-oriented financial information, goodwill impairment tests are subjected to sensitivity analysis. The critical estimates pertain to those cash-generating units where there is little difference between the recoverable amount and the related carrying amount. Details of goodwill are presented in note 12.

5.    Cash and Investments

Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	December 31, 2017	December 31, 2016
Holding company
Cash and cash equivalents (note 27)	995.4	533.2
Short term investments	115.4	285.4
Bonds	380.9	264.8
Preferred stocks	2.8	1.0
Common stocks(1)	784.9	153.2
Derivatives (note 7)	11.2	39.6

	2,290.6	1,277.2

Assets pledged for short sale and derivative obligations:
Short term investments	77.8	82.6
Bonds	–	11.8

	77.8	94.4

	2,368.4	1,371.6
Short sale and derivative obligations (note 7)	(11.5)	(42.2)

	2,356.9	1,329.4

Portfolio investments
Cash and cash equivalents (note 27)	7,384.1	3,943.4
Short term investments	9,998.4	5,994.6
Bonds	9,164.1	9,323.2
Preferred stocks	296.8	69.6
Common stocks(1)	4,838.7	4,158.8
Investments in associates (note 6)	2,487.0	2,393.0
Derivatives (note 7)	192.6	163.7
Other invested assets	62.8	16.0

	34,424.5	26,062.3

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 27)	16.8	–
Short term investments	145.7	189.6
Bonds	32.2	38.9

	194.7	228.5

Fairfax India cash, portfolio investments and associates	1,762.5	1,002.6
Fairfax Africa cash, portfolio investments and associates	631.5	–

	2,394.0	1,002.6

	37,013.2	27,293.4
Short sale and derivative obligations (note 7)	(114.7)	(192.1)

	36,898.5	27,101.3

Total investments	39,255.4	28,430.7

(1)
Common stocks include investments in limited partnerships and other funds with carrying values of $1,903.7 and $90.9 respectively at December 31, 2017 (December 31, 2016 – $1,171.6 and $157.1).

Fairfax India and Fairfax Africa cash, portfolio investments and associates were comprised as follows:

	Fairfax India		Fairfax Africa
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Cash and cash equivalents (note 27)	44.0	173.2	329.7	–
Short term investments	34.3	33.6	57.2	–
Bonds	694.2	528.8	19.4	–
Common stocks	40.5	26.5	4.9	–
Investments in associates (note 6)	949.5	240.5	219.8	–
Derivatives and other invested assets	–	–	0.5	–

	1,762.5	1,002.6	631.5	–

Restricted cash and cash equivalents at December 31, 2017 of $835.0 (December 31, 2016 – $430.7) was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations. Restricted cash and cash equivalents are included on the consolidated balance sheet in holding company cash and investments, or in portfolio investments within subsidiary cash and short term investments, assets pledged for short sale and derivative obligations and Fairfax India and Fairfax Africa cash, portfolio investments and associates.

The company's subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). In order to write insurance business in certain jurisdictions (primarily U.S. states) the company's subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company's subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

The table that follows summarizes assets pledged to third parties by the nature of the pledge requirement (excluding assets pledged in favour of Lloyd's (note 20), for short sale and derivative obligations and for certain intercompany reinsurance arrangements). Pledged assets primarily consist of cash and fixed income securities within portfolio investments on the consolidated balance sheets.

	December 31, 2017	December 31, 2016
Regulatory deposits	4,256.8	4,748.2
Security for reinsurance and other	1,449.2	732.8

	5,706.0	5,481.0

Fixed Income Maturity Profile

Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2017 bonds containing call and put features represented approximately $3,390.3 and $93.3 respectively (December 31, 2016 – $4,498.0 and $196.2) of the total fair value of bonds. The table below does not reflect the impact of $1,693.8 (December 31, 2016 – $3,013.4) notional amount of U.S. treasury bond forward contracts (described in note 7) that reduce the company's exposure to interest rate risk.

	December 31, 2017		December 31, 2016
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	3,383.9	3,537.6	1,649.4	1,779.0
Due after 1 year through 5 years	3,540.7	3,720.2	3,245.9	3,447.6
Due after 5 years through 10 years	1,017.6	1,054.3	1,046.7	1,031.3
Due after 10 years	1,872.1	1,978.7	3,575.1	3,909.6

	9,814.3	10,290.8	9,517.1	10,167.5

Effective interest rate		4.0%		4.7%

The calculation of the effective interest rate of 4.0% (December 31, 2016 – 4.7%) is on a pre-tax basis and therefore does not give effect to the favourable tax treatment which the company expects to receive with respect to its tax advantaged U.S. state and municipal bond investments of approximately $2.3 billion (December 31, 2016 – $3.3 billion).

Fair Value Disclosures

The company's use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	December 31, 2017				December 31, 2016
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	8,770.0	8,770.0	–	–	4,649.8	4,649.8	–	–

Short term investments:
Canadian government	7.1	7.1	–	–	8.2	8.2	–	–
Canadian provincials	281.9	281.9	–	–	261.7	261.7	–	–
U.S. treasury	9,225.5	9,225.5	–	–	5,930.3	5,930.3	–	–
Other government	403.0	307.0	96.0	–	212.2	212.2	–	–
Corporate and other	511.3	–	466.3	45.0	173.4	–	173.4	–

	10,428.8	9,821.5	562.3	45.0	6,585.8	6,412.4	173.4	–

Bonds:
Canadian government	84.4	–	84.4	–	311.4	–	311.4	–
Canadian provincials	93.8	–	93.8	–	196.9	–	196.9	–
U.S. treasury	1,779.3	–	1,779.3	–	1,117.3	–	1,117.3	–
U.S. states and municipalities	2,452.1	–	2,452.1	–	4,732.2	–	4,732.2	–
Other government	1,799.4	–	1,799.4	–	1,176.2	–	1,176.2	–
Corporate and other	4,081.8	–	2,185.7	1,896.1	2,633.5	–	1,580.4	1,053.1

	10,290.8	–	8,394.7	1,896.1	10,167.5	–	9,114.4	1,053.1

Preferred stocks:
Canadian	240.7	–	11.3	229.4	22.2	–	10.9	11.3
U.S.	5.0	–	–	5.0	0.3	–	–	0.3
Other	53.9	1.5	3.6	48.8	48.1	0.6	15.1	32.4

	299.6	1.5	14.9	283.2	70.6	0.6	26.0	44.0

Common stocks:
Canadian	958.7	825.9	110.3	22.5	665.3	545.0	98.6	21.7
U.S.	1,583.3	474.8	66.9	1,041.6	1,172.6	629.6	33.9	509.1
Other funds	90.9	–	90.9	–	157.1	–	157.1	–
Other	3,036.1	1,713.7	415.1	907.3	2,343.5	1,037.2	532.5	773.8

	5,669.0	3,014.4	683.2	1,971.4	4,338.5	2,211.8	822.1	1,304.6

Derivatives and other invested assets	267.1	–	89.5	177.6	219.3	–	121.5	97.8

Short sale and derivative obligations	(126.2)	–	(126.2)	–	(234.3)	–	(234.3)	–

Holding company cash and investments and portfolio investments measured at fair value	35,599.1	21,607.4	9,618.4	4,373.3	25,797.2	13,274.6	10,023.1	2,499.5

	100.0%	60.7%	27.0%	12.3%	100.0%	51.5%	38.9%	9.6%

Investments in associates (note 6)(1)	4,629.3	2,004.3	45.3	2,579.7	3,267.3	1,100.1	40.9	2,126.3

(1)
The carrying value of investments in associates is determined using the equity method of accounting so fair value is presented separately in the table above.

Transfers between fair value hierarchy levels are considered effective from the beginning of the reporting period in which the transfer is identified. The increase in the company's Level 3 financial assets during 2017 was partially due to the consolidation of certain Allied World investments in limited partnerships that were classified as Level 3 common stocks ($583.8) based on their unobservable net asset values and inability to be liquidated or redeemed within three months. In addition, during 2017 a private placement debt security was transferred from Level 2 to Level 3 due to the modification of its terms and its credit spread (a key valuation input) becoming unobservable. During 2017 and 2016 there were no significant transfers of financial instruments between Level 1 and Level 2 and there were no other significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

A summary of changes in Level 3 financial assets measured at fair value on a recurring basis for the years ended December 31 follows:

	2017
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Private company common shares	Derivatives and other invested assets	Total
Balance – January 1	1,053.1	44.0	981.4	167.8	155.4	97.8	2,499.5
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	190.2	1.3	243.4	(5.5)	22.6	(9.9)	442.1
Purchases	430.2	268.4	221.2	–	11.1	72.3	1,003.2
Sales and distributions	(209.7)	(34.1)	(443.4)	–	(19.4)	–	(706.6)
Acquisitions of subsidiaries (note 23)	22.4	–	583.8	–	29.9	9.7	645.8
Transfer into category	384.0	–	–	–	–	7.1	391.1
Unrealized foreign currency translation gains on foreign operations included in other comprehensive income	70.9	3.6	12.3	8.2	2.6	0.6	98.2

Balance – December 31	1,941.1	283.2	1,598.7	170.5	202.2	177.6	4,373.3

	2016
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Private company common shares	Derivatives and other invested assets	Total
Balance – January 1	696.4	7.7	960.9	171.0	138.0	285.4	2,259.4
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(52.9)	2.5	102.7	(12.5)	(21.6)	(204.4)	(186.2)
Purchases	955.6	115.7	124.4	16.4	38.8	21.1	1,272.0
Sales and distributions	(548.2)	(82.5)	(202.9)	(10.2)	–	(4.9)	(848.7)
Transfer into category	9.4	0.4	–	–	–	–	9.8
Unrealized foreign currency translation gains (losses) on foreign operations included in other comprehensive income	(7.2)	0.2	(3.7)	3.1	0.2	0.6	(6.8)

Balance – December 31	1,053.1	44.0	981.4	167.8	155.4	97.8	2,499.5

The table below presents the valuation techniques, range of values applied for significant unobservable inputs and the typical relationship between significant unobservable inputs and estimated fair values for the company's significant Level 3 financial assets:

				Input range used
	Carrying value at December 31, 2017					Effect on estimated fair value if input value is increased(a)
			Significant unobservable input
Asset class		Valuation technique		Low	High
Private placement debt securities(b)(1)	1,340.4	Discounted cash flow	Credit spread	1.6%	18.9%	Decrease
Private placement debt securities(b)(2)	402.0	Net asset valuation of secured loans	Recoverability of assets	60.0%	100.0%	Increase
Limited partnerships and other(c)(3)	1,598.7	Net asset value	Net asset value / Price	N/A	N/A	Increase
Private company preferred shares(d)(4)	207.3	Discounted cash flow	Credit spread	3.5%	3.6%	Decrease
Private equity funds(c)(3)	100.9	Net asset value	Net asset value / Price	N/A	N/A	Increase
Private equity funds(c)(5)	69.6	Market comparable	Price/Earnings multiple	10.0	10.0	Increase
Private company common shares(c)(5)	81.2	Market comparable	Book value multiple	1.3	1.3	Increase
Private company common shares(c)(5)	40.5	Market comparable	Price/Earnings multiple	26.2	26.2	Increase
Warrants(e)(6)	73.1	Option pricing model	Equity volatility	24.6%	39.3%	Increase
CPI-linked derivatives(e)(7)	39.6	Option pricing model	Inflation volatility	0.0%	3.7%	Increase
(a)
Decreasing the input value would have the opposite effect on the estimated fair value.

(b)
Classified within holding company cash and investments or bonds on the consolidated balance sheet.

(c)
Classified within holding company cash and investments or common stocks on the consolidated balance sheet.

(d)
Classified within preferred stocks on the consolidated balance sheet.

(e)
Classified within holding company cash and investments or derivatives and other invested assets on the consolidated balance sheet.

(1)
Valued using industry accepted discounted cash flow models that incorporate credit spreads of the issuers, which are not market observable. At December 31, 2017 this asset class consisted of 7 investments, the largest being $663.6. By increasing (decreasing) the credit spreads within a reasonably possible range, the fair value of these private placement debt securities would decrease by $41.6 (increase by $44.3).

(2)
At December 31, 2017 this asset class consisted of 2 investments, the larger being $253.0.

(3)
Valued primarily based on net asset value statements provided by the respective third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, such investments are classified as Level 3 because they may require at least three months' notice to liquidate. The company has not applied reasonably possible alternative assumptions to the estimated fair value of these investments due to their diverse nature and resulting dispersion of prices. At December 31, 2017 limited partnerships and other consisted of 47 investments, the largest being $355.3.

(4)
Valued using industry accepted discounted cash flow models that incorporate market unobservable credit spreads of the preferred shares.

(5)
Fair values are determined by reference to various valuation measures for comparable companies and transactions, including relevant valuation multiples. In some instances, such investments are classified as Level 3 because the valuation multiples applied by the company are adjusted for differences in attributes between the investment and the underlying companies or transactions from which the valuation multiples were derived.

(6)
Valued using industry accepted option pricing models that incorporate market unobservable long-dated equity volatilities. A higher equity volatility generally results in a higher fair value due to the higher probability of obtaining a greater return from the warrant.

(7)
Valued based on broker-dealer quotes which management has determined utilize market observable inputs except for inflation volatility which is an unobservable input.

Investment Income

An analysis of investment income for the years ended December 31 follows:

Interest and dividends and share of profit of associates

	2017	2016
Interest income:
Cash and short term investments	117.5	33.4
Bonds	441.9	622.4
Derivatives and other	(44.8)	(141.4)

	514.6	514.4

Dividends:
Preferred stocks	2.1	11.2
Common stocks	71.1	55.6

	73.2	66.8

Investment expenses	(28.8)	(26.0)

Interest and dividends	559.0	555.2

Share of profit of associates (note 6)	200.5	24.2

Net gains (losses) on investments

	2017				2016
	Net realized gains (losses)		Net change in unreal- ized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)		Net change in unreal- ized gains (losses)		Net gains (losses) on investments
Bonds	445.7		(167.7)	278.0	683.7		(400.4)		283.3
Preferred stocks	0.2		(0.5)	(0.3)	(68.0)	(4)(5)	61.6	(4)(5)	(6.4)
Common stocks	126.5		585.7	712.2	(162.2)	(4)(6)	91.2	(4)(6)	(71.0)

	572.4		417.5	989.9	453.5		(247.6)		205.9

Derivatives:
Common stock and equity index short positions	(485.6)	(1)	67.7	(417.9)	(915.8)	(1)	(264.0)		(1,179.8)
Common stock and equity index long positions	21.6	(1)	(2.0)	19.6	10.4	(1)	12.9		23.3
Equity index put options	–		–	–	(20.3)		7.2		(13.1)
Equity warrants and call options	22.9		15.4	38.3	–		(4.0)		(4.0)
CPI-linked derivatives	–		(71.0)	(71.0)	–		(196.2)		(196.2)
U.S. treasury bond forwards	(174.5)		21.3	(153.2)	96.7		(49.7)		47.0
Other	(8.4)		8.1	(0.3)	(70.6)		63.2		(7.4)

	(624.0)		39.5	(584.5)	(899.6)		(430.6)		(1,330.2)

Foreign currency net gains (losses) on:
Investing activities	0.8		88.0	88.8	54.4		(191.3)		(136.9)
Underwriting activities	(74.9)		–	(74.9)	19.7		–		19.7
Foreign currency contracts	(21.0)		9.9	(11.1)	6.5		(18.8)		(12.3)

	(95.1)		97.9	2.8	80.6		(210.1)		(129.5)

Gain on disposition of associates	999.9	(2)(3)	–	999.9	–		–		–

Other	2.1		57.3	59.4	3.2		47.0		50.2

Net gains (losses) on investments	855.3		612.2	1,467.5	(362.3)		(841.3)		(1,203.6)

(1)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement. The company discontinued its economic equity hedging strategy during the fourth quarter of 2016 and closed out $6,350.6 notional amount of short positions effected through equity index total return swaps (comprised of Russell 2000, S&P 500 and S&P/TSX 60 short equity index total return swaps) (see notes 7 and 24).

(2)
During 2017 the company sold a 24.3% equity interest in ICICI Lombard for net proceeds of $908.5 and recorded a net realized gain of $595.6. The company's remaining 9.9% equity interest in ICICI Lombard was reclassified to common stock measured at FVTPL and re-measured to fair value for a net realized gain of $334.5 (see note 6).

(3)
During 2017 the company acquired control of Grivalia Properties by increasing its equity interest to 52.7% and commenced consolidating Grivalia Properties in the Other reporting segment. As a result, the company re-measured its equity accounted carrying value of Grivalia Properties to fair value and recorded a net realized gain of $51.3 (see note 6).

(4)
During 2016 the company recognized net realized losses of $220.3 and $103.7 on common and preferred stock investments pursuant to the issuer's plan of restructuring and subsequent emergence from bankruptcy protection. Prior period unrealized losses on the common and preferred stock investments of $209.5 and $99.6 were reclassified to net realized losses with a net impact of nil on the consolidated statement of earnings.

(5)
During 2016 the company was required to convert a preferred stock investment into common shares of the issuer, resulting in a net realized gain on investment of $35.1 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock). Prior period unrealized gains on the preferred stock investment of $41.7 were reclassified to net realized gains with a net impact of nil on the consolidated statement of earnings.

(6)
During 2016 the company increased its ownership interest in APR Energy to 49.0% and commenced applying the equity method of accounting, resulting in the reclassification of an unrealized loss of $68.1 on APR Energy to realized losses with a net impact of nil on the consolidated statement of earnings.

6.    Investments in Associates

The following summarizes the company's investments in associates:

	December 31, 2017
			Carrying value					Year ended December 31, 2017
			Associates and joint arrangements		Fairfax India and Fairfax Africa associates
	Ownership percentage	Fair value(a)					Total	Share of profit (loss)(8)
Insurance and reinsurance:
Eurolife ERB Insurance Group Holdings S.A. ("Eurolife")	43.3%	303.0	298.0	(b)	–		298.0	117.6
Gulf Insurance Company ("Gulf Insurance")	41.4%	233.1	185.4		–		185.4	7.7
Thai Re Public Company Limited ("Thai Re")(1)	34.9%	80.5	80.3		–		80.3	(21.3)
Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance")	35.0%	66.7	48.6		–		48.6	1.6
Singapore Reinsurance Corporation Limited ("Singapore Re")	27.8%	39.6	38.5		–		38.5	3.2
Ambridge Partners LLC ("Ambridge Partners")	50.0%	34.9	34.9		–		34.9	4.4
Go Digit Infoworks Services Private Limited ("Digit")(2)	45.3%	10.6	10.6		–		10.6	–
Falcon Insurance PLC ("Falcon Thailand")	41.2%	9.2	9.2		–		9.2	–
Camargue Underwriting Managers Group Ltd. ("Camargue")	50.0%	5.5	5.5		–		5.5	0.7
ICICI Lombard General Insurance Company Limited ("ICICI Lombard")(3)	–	–	–		–		–	24.0

		783.1	711.0		–		711.0	137.9

Non-insurance:
Agriculture
Astarta Holding N.V. ("Astarta")(4)	28.1%	101.2	140.6		–		140.6	15.8
Farmers Edge Inc. ("Farmers Edge")(5)	46.1%	95.0	88.1		–		88.1	(10.5)

		196.2	228.7		–		228.7	5.3

Real estate
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")(6)	–	213.4	213.4	(b)	–		213.4	12.2
Grivalia Properties REIC ("Grivalia Properties")(7)	–	–	–		–		–	12.8
Other	–	88.7	88.6	(b)	–		88.6	9.0

		302.1	302.0		–		302.0	34.0

India
Bangalore International Airport Limited ("Bangalore Airport")(12)	48.0%	608.3	–		611.1	(c)	611.1	15.8
IIFL Holdings Limited ("IIFL Holdings")(13)	35.5%	1,185.1	102.7		317.2	(c)	419.9	36.5
5paisa Capital Limited ("5paisa")(13)	35.5%	26.6	6.6		20.2	(c)	26.8	–
Fairchem Limited ("Fairchem")(14)	–	–	–		–		–	0.2
Other	–	0.6	–		1.0	(c)	1.0	–

		1,820.6	109.3		949.5		1,058.8	52.5

Africa
Atlas Mara Limited ("Atlas Mara")(15)	43.3%	168.7	–		170.3	(d)	170.3	1.6
AFGRI Holdings Proprietary Limited ("AFGRI")(16)	60.0%	119.0	–		49.5	(d)	49.5	(0.4)

		287.7	–		219.8		219.8	1.2

Other
Resolute Forest Products Inc. ("Resolute")(8)	33.8%	334.0	320.6		–		320.6	0.3
APR Energy plc ("APR Energy")(9)	67.8%	336.4	309.4	(b)	–		309.4	(3.1)
Peak Achievement Athletics ("Peak Achievement")(10)	42.6%	153.5	144.8	(b)	–		144.8	(6.2)
Arbor Memorial Services Inc. ("Arbor Memorial")	43.4%	111.8	61.4		–		61.4	10.6
Partnerships, trusts and other(11)	–	303.9	299.8		–		299.8	(32.0)

		1,239.6	1,136.0		–		1,136.0	(30.4)

		3,846.2	1,776.0		1,169.3		2,945.3	62.6

Investments in associates		4,629.3	2,487.0		1,169.3		3,656.3	200.5

As presented on the consolidated balance sheet:
Investments in associates		2,824.3					2,487.0
Fairfax India cash and portfolio investments(12)(13)		1,517.3					949.5
Fairfax Africa cash and portfolio investments(15)(16)		287.7					219.8

		4,629.3					3,656.3

(a)
See note 5 for fair value hierarchy information.

(b)
These investments are considered joint arrangements.

(c)
Fairfax India associate.

(d)
Fairfax Africa associate.

	December 31, 2016
			Carrying value					Year ended December 31, 2016
			Associates and joint arrangements
	Ownership percentage	Fair value(a)			Fairfax India associates		Total	Share of profit (loss)(8)
Insurance and reinsurance:
Eurolife ERB Insurance Group Holdings S.A. ("Eurolife")	40.0%	171.4	150.6	(b)	–		150.6	(6.4)
Gulf Insurance Company ("Gulf Insurance")	41.4%	235.8	195.7		–		195.7	14.0
Thai Re Public Company Limited ("Thai Re")	32.4%	80.2	94.7		–		94.7	(1.8)
Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance")	35.0%	68.5	48.4		–		48.4	1.8
Singapore Reinsurance Corporation Limited ("Singapore Re")	27.8%	35.5	34.6		–		34.6	2.0
Ambridge Partners LLC ("Ambridge Partners")	50.0%	31.4	31.4		–		31.4	3.4
Falcon Insurance PLC ("Falcon Thailand")	41.2%	8.8	8.8		–		8.8	0.7
Camargue Underwriting Managers Group Ltd. ("Camargue")	50.0%	5.2	5.2		–		5.2	0.2
ICICI Lombard General Insurance Company Limited ("ICICI Lombard")	34.6%	878.0	371.1		–		371.1	44.1

		1,514.8	940.5		–		940.5	58.0

Non-insurance:
Real estate
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")(6)	–	202.8	202.8	(b)	–		202.8	13.9
Grivalia Properties REIC ("Grivalia Properties")	40.6%	332.4	295.9		–		295.9	16.1

		535.2	498.7		–		498.7	30.0

India
IIFL Holdings Limited ("IIFL Holdings")	30.5%	373.9	96.3		220.1	(c)	316.4	18.5
Fairchem Limited ("Fairchem")	44.9%	45.5	–		19.4	(c)	19.4	0.3
Other	–	0.4	–		1.0	(c)	1.0	–

		419.8	96.3		240.5		336.8	18.8

Other
Resolute Forest Products Inc. ("Resolute")(8)	33.9%	162.5	304.5		–		304.5	(73.6)
APR Energy plc ("APR Energy")	45.0%	234.0	187.3	(b)	–		187.3	(29.0)
Peak Achievement Athletics ("Peak Achievement")	38.2%	83.0	82.7	(b)	–		82.7	–
Arbor Memorial Services Inc. ("Arbor Memorial")	43.4%	93.6	56.0		–		56.0	9.0
Partnerships, trusts and other	–	224.4	227.0		–		227.0	11.0

		797.5	857.5		–		857.5	(82.6)

		1,752.5	1,452.5		240.5		1,693.0	(33.8)

Investments in associates		3,267.3	2,393.0		240.5		2,633.5	24.2

As presented on the consolidated balance sheet:
Investments in associates		2,955.4					2,393.0
Fairfax India cash and portfolio investments		311.9					240.5

		3,267.3					2,633.5

(a)
See note 5 for fair value hierarchy information.

(b)
These investments are considered joint arrangements.

(c)
Fairfax India associate.

Insurance and reinsurance associates

(1)
At December 31, 2017 Thai Re Public Company Limited's ("Thai Re") recoverable amount of $80.3 was determined to be lower than its carrying value, resulting in a non-cash impairment charge of $17.7 recognized in share of profit (loss) of associates in the consolidated statement of earnings.

(2)
Through various transactions during 2017 the company acquired a 45.3% equity interest in Go Digit Infoworks Private Limited ("Digit") for cash consideration of $10.6 (694.4 million Indian rupees) and invested in convertible preferred shares of Digit for $48.9 (3.2 billion Indian rupees). Digit is a newly formed Indian company that has established and is operating an insurance company in India named Go Digit General Insurance Limited.

(3)
On July 6, 2017 the company sold a 12.2% equity interest in ICICI Lombard General Insurance Company Limited ("ICICI Lombard") to private equity investors for net proceeds of $376.3 and a net realized investment gain of $223.3. On September 19, 2017 the company sold an additional 12.1% equity interest through participation in ICICI Lombard's initial public offering for net proceeds of $532.2 and a net realized investment gain of $372.3. The company's remaining 9.9% equity interest in ICICI Lombard was reclassified from the equity method of accounting to common stock at FVTPL, resulting in a $334.5 re-measurement gain.

Non-insurance associates

(4)
Through various transactions between January 3, 2017 and May 10, 2017, the company acquired an aggregate equity interest in Astarta Holding N.V. ("Astarta") of 28.0% with an initial carrying value of $120.1 under the equity method of accounting, comprised of cash consideration of $104.4 (420.1 million Polish zlotys) and re-measurements to fair value of $15.7. Astarta specializes in sugar production, crop growing, soybean processing and cattle farming, primarily in Ukraine.

(5)
On March 1, 2017 the company acquired a 46.1% equity interest in Farmers Edge Inc. ("Farmers Edge") for purchase consideration of $95.0. Farmers Edge specializes in data science, precision agronomy (farming), geographic information systems, hardware engineering, software development, soil science and sustainability.

(6)
The KWF LPs are partnerships formed between the company and Kennedy-Wilson Holdings, Inc. and its affiliates ("Kennedy Wilson") to invest in U.S. and international real estate properties. The company participates as a limited partner in the KWF LPs, with limited partnership interests ranging from 50% to 90%. Kennedy Wilson is the general partner and holds the remaining limited partnership interest in each of the KWF LPs.

(7)
On July 4, 2017 the company acquired control of Grivalia Properties REIC ("Grivalia Properties") by increasing its equity interest to 52.6% through the purchase of an additional 10.3% equity interest from Eurobank Ergasias S.A. for cash consideration of $100.0 (€88.0). Accordingly, the company re-measured its equity accounted carrying value of Grivalia Properties to fair value, recorded a net realized gain of $51.3 and commenced consolidating Grivalia Properties (and its equity accounted investments with a fair value of $39.5) in the Other reporting segment. Pursuant to Greek securities law, the company then made a tender offer for all remaining outstanding shares of Grivalia Properties which expired on September 6, 2017, resulting in the company increasing its equity interest by 0.1% to 52.7% for cash consideration of $0.6 (€0.5). Grivalia Properties is a real estate investment company listed on the Athens Stock Exchange.

(8)
At December 31, 2016 the carrying value of the company's investment in Resolute Forest Products Inc. ("Resolute") exceeded its fair value as determined by the market price of Resolute shares. The company performed a value-in-use analysis to establish the recoverable amount of its investment in Resolute and recognized a non-cash impairment charge of $100.4 in share of profit of associates in the 2016 consolidated statement of earnings.

(9)
On July 20, 2017 the company increased its indirect equity interest in APR Energy plc ("APR Energy") to 67.9% through the acquisition of an additional 22.9% equity interest for purchase consideration of $109.0. APR Energy continues to be reported under the equity method of accounting due to certain contractual arrangements between Fairfax and the second-largest shareholder which preclude either party from exercising unilateral control over APR Energy's most relevant decisions governing its operations, including the appointment of executive management and the approval of the detailed annual business plan. On October 13, 2017 APR Energy obtained further capital financing through the issuance of common shares to existing shareholders for which the company participated by investing an additional $13.2. The net impact of the common share issuance reduced the company's indirect equity interest to 67.8%.

(10)
On March 1, 2017 the restructuring of Performance Sports Group Ltd. ("PSG") was substantially completed after all of the assets and certain related operating liabilities of PSG were sold to an intermediate holding company ("Performance Sports") co-owned by Fairfax and Sagard Holdings Inc. The company's $153.5 equity investment in Performance Sports represents a voting interest of 50.0% and an equity interest of 42.6%. On April 3, 2017 Performance Sports was renamed Peak Achievement Athletics Inc. ("Peak Achievement").

(11)
On August 2, 2017 the company acquired an 81.2% non-voting equity interest in Sigma Companies International Corp. ("Sigma") for cash consideration of $41.4. Sigma, through its subsidiary, is engaged in global water and wastewater infrastructure projects.

Fairfax India

(12)
On March 24, 2017 Fairfax India acquired a 38.0% equity interest in Bangalore International Airport Limited ("Bangalore Airport") for cash consideration of $385.5 (25.2 billion Indian rupees). On July 13, 2017 Fairfax India increased its equity interest in Bangalore Airport to 48.0% through the acquisition of an additional 10.0% equity interest from a wholly-owned subsidiary of GVK Power and Infrastructure Limited ("GVK") for purchase consideration of $200.1 (12.9 billion Indian rupees). A put option previously issued to GVK during the company's initial investment in Bangalore Airport was terminated by this transaction. Bangalore Airport, under a concession agreement with the Government of India, operates and manages the Kempegowda International Airport in Bengaluru, India through a public-private partnership.

(13)
On October 20, 2017 IIFL Holdings Limited ("IIFL Holdings") completed a spin-off of a wholly owned subsidiary resulting in the entity 5paisa Capital Limited ("5paisa"). IIFL Holdings investors received 5paisa shares pro rata based on existing ownership in IIFL Holdings. The transaction was recorded as a non-cash distribution that reduced the carrying value of the company's investment in IIFL Holdings. Subsequent to the spin-off transaction, the company holds a 35.5% equity interest in 5paisa recorded at an initial carrying value of $26.4. 5paisa is a provider of a web-based, mobile technology platform that facilitates trading of securities on the BSE and NSE of India.

(14)
On March 14, 2017 Fairchem Speciality Limited ("Fairchem") and Privi Organics Limited ("Privi Organics") completed their previously announced merger, with the merged entity continuing under the Fairchem name and being consolidated by Fairfax India (see note 23).

Fairfax Africa

(15)
On August 31, 2017 Fairfax Africa, through a series of transactions, acquired a 42.4% equity interest in Atlas Mara Limited ("Atlas Mara") for cash consideration of $155.8. On December 22, 2017 Fairfax Africa acquired an additional 0.9% equity interest in Atlas Mara for cash consideration of $2.4. Atlas Mara is a financial services institution listed on the London Stock Exchange that operates in seven sub-Saharan countries.

(16)
On February 17, 2017 the company contributed its indirect equity ownership interest in AFGRI Holdings Proprietary Limited ("AFGRI") to Fairfax Africa (fair value of $72.8 and carrying value of $40.5) in exchange for 7,284,606 multiple voting shares of Fairfax Africa valued at $10.00 per multiple voting share (see note 23). Despite the company's significant equity interest, AFGRI is reported under the equity method of accounting due to contractual arrangements between Fairfax Africa and certain other shareholders of AFGRI which preclude any shareholders from exercising unilateral control over AFGRI's most relevant decisions governing its operations, including approval of significant transactions and the five-year business plan.

Changes in the investments in associates balances for the years ended December 31 were as follows:

	2017
	Associates	Joint arrangements	Fairfax India associates	Fairfax Africa associates	Total
Balance – January 1	1,769.6	623.4	240.5	–	2,633.5
Share of pre-tax comprehensive income (loss) of associates and joint arrangements:
Share of profit of associates and joint arrangements	25.6	128.2	45.5	1.2	200.5
Share of other comprehensive income (loss), excluding gains (losses) on defined benefit plans	22.9	46.4	(0.1)	(1.3)	67.9
Share of gains (losses) on defined benefit plans	12.4	–	(0.1)	–	12.3

	60.9	174.6	45.3	(0.1)	280.7
Dividends and distributions received	(50.5)	(57.0)	(26.8)	–	(134.3)
Purchases and acquisitions	367.4	301.6	682.9	219.9	1,571.8
Divestitures and other net changes in capitalization	(290.5)	(2.4)	(0.7)	–	(293.6)
Reclassifications(1)	(440.4)	–	(20.4)	–	(460.8)
Foreign exchange effect	20.5	9.8	28.7	–	59.0

Balance – December 31	1,437.0	1,050.0	949.5	219.8	3,656.3

(1)
Comprised of the consolidation of Grivalia Properties, the reduction of the company's investment in ICICI Lombard and the consolidation of Fairchem subsequent to its merger with Privi Organics.
	2016
	Associates	Joint arrangements	Fairfax India associates	Fairfax Africa associates	Total
Balance – January 1	1,538.7	191.5	202.7	–	1,932.9
Share of pre-tax comprehensive income (loss) of associates and joint arrangements:
Share of profit (loss) of associates and joint arrangements	32.1	(21.5)	13.6	–	24.2
Share of other comprehensive loss, excluding losses on defined benefit plans	(24.9)	(14.4)	–	–	(39.3)
Share of losses on defined benefit plans	(43.5)	–	–	–	(43.5)

	(36.3)	(35.9)	13.6	–	(58.6)
Dividends and distributions received	(45.6)	(47.8)	(4.6)	–	(98.0)
Purchases and acquisitions	306.2	528.4	20.5	–	855.1
Divestitures and other net changes in capitalization	5.6	(11.6)	13.7	–	7.7
Foreign exchange effect	1.0	(1.2)	(5.4)	–	(5.6)

Balance – December 31	1,769.6	623.4	240.5	–	2,633.5

The company's strategic investment in 15.0% of Alltrust Insurance Company of China Ltd. had a carrying value of $81.2 at December 31, 2017 (December 31, 2016 – $76.1) and is classified as FVTPL within common stocks on the consolidated balance sheet.

7.    Short Sales and Derivatives

The following table summarizes the company's derivative financial instruments:

	December 31, 2017				December 31, 2016
			Fair value				Fair value
		Notional amount				Notional amount
	Cost		Assets	Liabilities	Cost		Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	–	52.6	0.4	–	–	43.3	0.6	–
Equity total return swaps – short positions	–	892.5	11.8	12.1	–	1,623.0	10.4	78.1
Equity total return swaps – long positions	–	697.8	17.8	15.6	–	213.1	9.4	5.1
Equity and equity index call options	0.4	8.2	3.9	–	16.2	1,104.4	12.8	–
Warrants	64.8	607.1	73.7	–	6.5	32.2	6.5	–
CPI-linked derivative contracts	678.4	117,254.6	39.6	–	670.0	110,365.5	83.4	–
U.S. treasury bond forwards	–	1,693.8	–	28.8	–	3,013.4	–	49.7
Foreign exchange forward contracts	–	–	57.1	69.7	–	–	80.2	101.4

Total			204.3	126.2			203.3	234.3

The company is exposed to significant market risk (comprised of foreign currency risk, interest rate risk and other price risk) through its investing activities. Certain derivative contracts entered into by the company are considered economic hedges of certain market risks but are not designated as hedges for financial reporting.

Equity contracts

Throughout most of 2016 the company had economically hedged certain market risks associated with its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential significant decline in equity markets by way of short positions effected through equity and equity index total return swaps (including short positions in certain equity indexes and individual equities) and equity index put options (S&P 500). The company's equity hedges were structured to provide a return that was inverse to changes in the fair values of the indexes and certain individual equities.

The company discontinued its economic equity hedging strategy in the fourth quarter of 2016 after giving consideration to the possible and actual outcome of the U.S. elections and the potential for fundamental changes that could improve U.S. economic growth and equity markets. During 2016 the company closed out $6,350.6 notional amount of short positions effected through equity index total return swaps (comprised of Russell 2000, S&P 500 and S&P/TSX 60 short equity index total return swaps) and recognized a net loss on investment of $955.2 (realized loss of $2,665.4 of which $1,710.2 had been recognized as unrealized losses in prior years). The company continues to hold short equity and equity index total return swaps for investment purposes, but no longer regards them as hedges of its equity and equity-related holdings. During 2017 the company paid net cash of $485.6 (2016 – $915.8) in connection with the closures and reset provisions of its short equity and equity index total return swaps (excluding the impact of collateral requirements).

During 2017 the company closed out $1,202.9 notional amount of short equity total return swaps and recognized a net loss on investment of $237.9 (realized loss of $553.1 of which $315.2 was recognized as unrealized losses in prior years). In the first quarter of 2018 the company closed out an additional $481.3 notional amount of short equity and equity index total return swaps and recognized a net loss on investment of $8.1 (realized loss of $199.0 of which $190.9 was recognized as unrealized losses in prior years), which reduced the notional amount of remaining short equity and equity index total return swaps to approximately $509. During 2017 the company closed out $1,100.0 notional amount of S&P 500 call options and recorded a net gain on investment of $10.1.

At December 31, 2017 the company had entered into long equity total return swaps on individual equities for investment purposes with an original notional amount of $706.3 (December 31, 2016 – $283.9). During 2017 the company received net cash of $21.6 (2016 – $10.4) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements).

At December 31, 2017 the fair value of collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $272.5 (December 31, 2016 – $322.9), comprised of collateral of $36.0 (December 31, 2016 – $86.4) securing amounts owed to counterparties in respect of fair value changes since the most recent reset date, and collateral of $236.5 (December 31, 2016 – $236.5) required to be deposited to enter into such derivative contracts (principally related to total return swaps).

U.S. treasury bond forward contracts

To reduce its exposure to interest rate risk (specifically with respect to U.S. state and municipal bonds and any remaining long dated U.S. treasury bonds held in its fixed income portfolio following sales which occurred late in 2016 and in the first quarter of 2017), the company entered into forward contracts to sell long dated U.S. treasury bonds. At December 31, 2017 these contracts had a notional amount of $1,693.8 (December 31, 2016 – $3,013.4) and an average term to maturity of less than three months, and could be renewed at market rates.

CPI-linked derivative contracts

The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2017 these contracts have a remaining weighted average life of 4.6 years (December 31, 2016 – 5.6 years) and notional amounts and fair values as shown in the table below. In the event of a sale, expiration or early settlement of any of these contracts, the company would receive the fair value of that contract on the date of the transaction. The company's maximum potential loss on a contract is limited to the original cost of that contract. The CPI-linked derivative contracts are summarized as follows:

	December 31, 2017
			Notional amount
		Averag life (in years)			Weighted average strike price	Index value at period end				Market value in bps(2)
Underlying CPI index	Floor rate(1)		Original currency	U.S. dollars			Cost	Cost in bps(2)	Market value		Unrealized gain (loss)
United States	0.0%	4.7	46,725.0	46,725.0	231.39	246.52	287.5	61.5	20.6	4.4	(266.9)
United States	0.5%	6.8	12,600.0	12,600.0	238.30	246.52	39.9	31.7	17.2	13.7	(22.7)
European Union	0.0%	4.0	41,375.0	49,683.0	96.09	102.57	307.1	61.8	1.4	0.3	(305.7)
United Kingdom	0.0%	4.9	3,300.0	4,464.1	243.82	278.10	23.2	52.0	0.3	0.7	(22.9)
France	0.0%	5.1	3,150.0	3,782.5	99.27	101.76	20.7	54.7	0.1	0.3	(20.6)

		4.6		117,254.6			678.4		39.6		(638.8)

	December 31, 2016
			Notional amount
		Average life (in years)			Weighted average strike price	Index value at period end				Market value in bps(2)
Underlying CPI index	Floor rate(1)		Original currency	U.S. dollars			Cost	Cost in bps(2)	Market value		Unrealized gain (loss)
United States	0.0%	5.7	46,725.0	46,725.0	231.39	241.43	286.9	61.4	35.2	7.5	(251.7)
United States	0.5%	7.8	12,600.0	12,600.0	238.30	241.43	39.5	31.3	34.3	27.2	(5.2)
European Union	0.0%	5.0	41,375.0	43,640.4	96.09	101.26	300.3	68.8	12.5	2.9	(287.8)
United Kingdom	0.0%	5.9	3,300.0	4,077.6	243.82	267.10	22.6	55.4	0.5	1.2	(22.1)
France	0.0%	6.1	3,150.0	3,322.5	99.27	100.66	20.7	62.3	0.9	2.7	(19.8)

		5.6		110,365.5			670.0		83.4		(586.6)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity based on an equivalent weighted average strike price of 250.49 if cumulative inflation averages less than 0.5% per year over the life of the contract. At December 31, 2017 the equivalent weighted average strike price for the United States 0.5% CPI-linked derivative contracts was 242.20 (December 31, 2016 – 241.00).

(2)
Expressed as a percentage of the notional amount.

During 2017 the company did not enter into any new CPI-linked derivative contracts. The company's CPI-linked derivative contracts produced net unrealized losses of $71.0 in 2017 (2016 – $196.2).

Foreign exchange forward contracts

Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar, are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and can be renewed at market rates.

Counterparty collateral

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. The fair value of the collateral deposited for the benefit of the company at December 31, 2017 consisted of cash of $3.6 and government securities of $35.9 (December 31, 2016 – $8.3 and $54.4). The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at December 31, 2017. The company's exposure to counterparty risk and the management thereof are discussed in note 24.

Hedge of net investment in Canadian subsidiaries

At December 31, 2017 the company has designated the carrying value of Cdn$2,212.9 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,868.6 (December 31, 2016 – principal amount of Cdn$1,975.0 with a fair value of $1,618.1) as a hedge of its net investment in its Canadian subsidiaries for financial reporting. During 2017 the company recognized pre-tax losses of $106.3 (2016 – $37.5) related to foreign currency movements on the unsecured senior notes in losses on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

8.    Insurance Contract Liabilities

	December 31, 2017			December 31, 2016
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	5,951.7	1,169.0	4,782.7	3,740.4	539.8	3,200.6
Provision for losses and loss adjustment expenses	28,610.8	6,189.7	22,421.1	19,481.8	3,179.6	16,302.2

Total insurance contract liabilities	34,562.5	7,358.7	27,203.8	23,222.2	3,719.4	19,502.8

Current	13,405.0	2,975.9	10,429.1	9,013.9	1,586.8	7,427.1
Non-current	21,157.5	4,382.8	16,774.7	14,208.3	2,132.6	12,075.7

	34,562.5	7,358.7	27,203.8	23,222.2	3,719.4	19,502.8

At December 31, 2017 the company's net provision for losses and loss adjustment expenses of $22,421.1 (December 31, 2016 – $16,302.2) were comprised of case reserves of $9,731.5 and IBNR of $12,689.6 (December 31, 2016 – $7,537.2 and $8,765.0).

Provision for unearned premiums

Changes in the provision for unearned premiums for the years ended December 31 were as follows:

	2017	2016
Provision for unearned premiums – January 1	3,740.4	3,284.8
Gross premiums written	12,207.5	9,534.3
Less: gross premiums earned	(11,822.0)	(9,209.7)
Acquisitions of subsidiaries (note 23)	1,906.2	111.1
Divestiture of subsidiary (note 23)	(157.9)	–
Foreign exchange effect and other	77.5	19.9

Provision for unearned premiums – December 31	5,951.7	3,740.4

Provision for losses and loss adjustment expenses

Changes in the provision for losses and loss adjustment expenses for the years ended December 31 were as follows:

	2017	2016
Provision for losses and loss adjustment expenses – January 1	19,481.8	19,816.4
Decrease in estimated losses and expenses for claims occurring in the prior years	(218.8)	(559.8)
Losses and expenses for claims occurring in the current year	9,736.5	6,247.8
Paid on claims occurring during:
the current year	(2,263.9)	(1,595.6)
the prior years	(5,526.0)	(4,441.8)
Acquisitions of subsidiaries (note 23)	7,377.6	143.1
Divestiture of subsidiary (note 23)	(546.6)	–
Foreign exchange effect and other	570.2	(128.3)

Provision for losses and loss adjustment expenses – December 31	28,610.8	19,481.8

Development of insurance losses, gross

The development of insurance liabilities illustrates the estimation uncertainty associated with these liabilities and provides a measure of the company's ability to estimate the ultimate value of claims. The loss development table which follows shows the provision for losses and loss adjustment expenses at the end of each calendar year, the cumulative payments made in respect of those reserves in subsequent years and the re-estimated amount of each calendar year's provision for losses and loss adjustment expenses as at December 31, 2017.

	Calendar year
	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Provision for losses and loss adjustment expenses	14,467.2	14,504.8	16,049.3	17,232.2	19,648.8	19,212.8	17,749.1	19,816.4	19,481.8	28,610.8
Less: CTR Life(1)	34.9	27.6	25.3	24.2	20.6	17.9	15.2	14.2	12.8	8.7

	14,432.3	14,477.2	16,024.0	17,208.0	19,628.2	19,194.9	17,733.9	19,802.2	19,469.0	28,602.1
Cumulative payments as of:
One year later	3,136.0	3,126.6	3,355.9	3,627.6	4,323.5	4,081.1	3,801.6	4,441.4	4,608.0
Two years later	5,336.4	5,307.6	5,441.4	6,076.7	7,153.1	6,787.6	6,364.5	7,283.6
Three years later	7,070.7	6,846.3	7,063.1	7,920.3	9,148.0	8,775.5	8,172.7
Four years later	8,318.7	7,932.7	8,333.3	9,333.4	10,702.8	10,212.4
Five years later	9,189.1	8,936.9	9,327.0	10,458.7	11,783.3
Six years later	10,039.4	9,721.1	10,202.6	11,263.6
Seven years later	10,705.5	10,456.1	10,823.4
Eight years later	11,379.9	10,975.6
Nine years later	11,857.8
Reserves re-estimated as of:
One year later	14,746.0	14,616.0	15,893.8	17,316.4	19,021.2	18,375.6	16,696.4	19,169.3	19,343.1
Two years later	14,844.4	14,726.6	15,959.7	17,013.6	18,529.4	17,475.0	16,269.2	18,973.6
Three years later	14,912.4	14,921.6	15,705.6	16,721.0	17,820.5	17,307.9	16,114.0
Four years later	15,127.5	14,828.9	15,430.4	16,233.9	17,735.5	17,287.2
Five years later	15,091.0	14,663.1	15,036.2	16,269.6	17,830.5
Six years later	15,011.7	14,433.0	15,099.0	16,331.8
Seven years later	14,873.6	14,551.5	15,252.1
Eight years later	15,028.8	14,744.2
Nine years later	15,231.4
Favourable (unfavourable) development	(799.1)	(267.0)	771.9	876.2	1,797.7	1,907.7	1,619.9	828.6	125.9
Comprised of favourable (unfavourable):
Effect of foreign currency translation	(317.7)	82.0	264.2	265.1	575.6	476.0	248.5	(252.3)	(205.7)
Loss reserve development	(481.4)	(349.0)	507.7	611.1	1,222.1	1,431.7	1,371.4	1,080.9	331.6

	(799.1)	(267.0)	771.9	876.2	1,797.7	1,907.7	1,619.9	828.6	125.9

(1)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into run-off in 2002.

The effect of foreign currency translation in the table above primarily arose on translation to U.S. dollars of the loss reserves of subsidiaries with functional currencies other than the U.S. dollar. The company's exposure to foreign currency risk and the management thereof are discussed in note 24.

Loss reserve development in the table above excludes the loss reserve development of a subsidiary in the year it is acquired whereas the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Favourable loss reserve development in calendar year 2017 of $331.6 in the table above was principally comprised of favourable loss emergence on the more recent accident years, partially offset by adverse development primarily relating to asbestos and other latent reserves.

Development of losses and loss adjustment expenses for asbestos

A number of the company's subsidiaries wrote general liability policies and reinsurance prior to their acquisition by the company under which policyholders continue to present asbestos-related injury claims. The vast majority of these claims are presented under policies written many years ago and reside primarily within the run-off group.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability.

The following is an analysis of the changes which have occurred in the company's provision for losses and loss adjustment expenses related to asbestos exposure on a gross and net basis for the years ended December 31:

	2017		2016
	Gross	Net	Gross	Net
Provision for asbestos claims and loss adjustment expenses – January 1	1,347.7	1,065.5	1,381.0	1,043.8
Losses and loss adjustment expenses incurred	153.0	141.8	219.9	218.7
Losses and loss adjustment expenses paid	(208.6)	(174.0)	(253.2)	(197.0)

Provision for asbestos claims and loss adjustment expenses – December 31	1,292.1	1,033.3	1,347.7	1,065.5

Fair Value

The estimated fair value of insurance and reinsurance contracts is as follows:

	December 31, 2017		December 31, 2016
	Fair value	Carrying value	Fair value	Carrying value
Insurance contracts	33,807.2	34,562.5	22,598.3	23,222.2
Ceded reinsurance contracts	6,948.7	7,358.7	3,501.3	3,719.4

The fair value of insurance contracts is comprised of the fair value of both unpaid claim liabilities and unearned premiums. The fair value of ceded reinsurance contracts is comprised of the fair value of reinsurers' share of unpaid claim liabilities and unearned premiums. Both reflect the time value of money through discounting, whereas the carrying values (including the reinsurers' share thereof) do not. The calculation of the fair value of unearned premiums includes acquisition expenses to reflect the deferral of these expenses at the inception of the insurance contract. The estimated fair value of insurance and ceded reinsurance contracts is determined by projecting the expected future cash flows of the contracts, selecting the appropriate interest rates, and applying the resulting discount factors to the expected future cash flows. The difference between the sum of the undiscounted expected future cash flows and the sum of the discounted expected future cash flows represents the time value of money. A margin for risk and uncertainty is added to the discounted cash flows to reflect the volatility of the lines of business written, quantity of reinsurance purchased, credit quality of reinsurers and the possibility of future changes in interest rates.

The table that follows illustrates the potential impact of interest rate fluctuations on the fair value of the company's insurance and reinsurance contracts:

	December 31, 2017		December 31, 2016
Change in interest rates	Fair value of insurance contracts	Fair value of reinsurance contracts	Fair value of insurance contracts	Fair value of reinsurance contracts
100 basis point increase	32,820.7	6,764.1	21,973.4	3,425.7
100 basis point decrease	34,877.5	7,147.6	23,274.9	3,582.4

9.    Reinsurance

Reinsurers' share of insurance contract liabilities was comprised as follows:

	December 31, 2017			December 31, 2016
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance(1)	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance(1)	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	6,216.2	(26.5)	6,189.7	3,210.0	(30.4)	3,179.6
Reinsurers' share of paid losses	593.7	(139.9)	453.8	432.2	(141.3)	290.9
Provision for unearned premiums	1,169.0	–	1,169.0	539.8	–	539.8

	7,978.9	(166.4)	7,812.5	4,182.0	(171.7)	4,010.3

Current			3,418.6			1,846.6
Non-current			4,393.9			2,163.7

			7,812.5			4,010.3

(1)
The company's management of credit risk associated with its reinsurance recoverables is discussed in note 24.

Changes in reinsurers' share of paid losses, unpaid losses, unearned premiums and the provision for uncollectible balances for the years ended December 31 were as follows:

	2017
	Paid losses	Unpaid losses	Unearned premiums	Provision for uncollectible reinsurance	Recoverable from reinsurers
Balance – January 1, 2017	432.2	3,210.0	539.8	(171.7)	4,010.3
Reinsurers' share of losses paid to insureds	1,330.7	(1,330.7)	–	–	–
Reinsurance recoveries received	(1,314.0)	–	–	–	(1,314.0)
Reinsurers' share of unpaid losses and premiums earned	–	2,367.1	(2,100.6)	–	266.5
Premiums ceded to reinsurers	–	–	2,224.0	–	2,224.0
Change in provision, recovery or write-off of impaired balances	(0.2)	0.7	–	7.2	7.7
Acquisitions of subsidiaries (note 23)	162.7	2,115.2	586.0	–	2,863.9
Divestiture of subsidiary (note 23)	(29.0)	(237.8)	(86.8)	0.1	(353.5)
Foreign exchange effect and other	11.3	91.7	6.6	(2.0)	107.6

Balance – December 31, 2017	593.7	6,216.2	1,169.0	(166.4)	7,812.5

	2016
	Paid losses	Unpaid losses	Unearned premiums	Provision for uncollectible reinsurance	Recoverable from reinsurers
Balance – January 1, 2016	419.4	3,259.8	398.7	(187.0)	3,890.9
Reinsurers' share of losses paid to insureds	1,018.3	(1,018.3)	–	–	–
Reinsurance recoveries received	(1,017.4)	–	–	–	(1,017.4)
Reinsurers' share of unpaid losses and premiums earned	–	952.1	(1,347.5)	–	(395.4)
Premiums ceded to reinsurers	–	–	1,445.9	–	1,445.9
Change in provision, recovery or write-off of impaired balances	0.7	(11.3)	–	15.5	4.9
Acquisitions of subsidiaries (note 23)	11.5	65.0	32.3	–	108.8
Foreign exchange effect and other	(0.3)	(37.3)	10.4	(0.2)	(27.4)

Balance – December 31, 2016	432.2	3,210.0	539.8	(171.7)	4,010.3

Commission income earned on premiums ceded to reinsurers in 2017 of $347.1 (2016 – $267.4) is included in commissions, net in the consolidated statement of earnings.

10.  Insurance Contract Receivables

Insurance contract receivables were comprised as follows:

	December 31, 2017	December 31, 2016
Insurance premiums receivable	2,752.3	1,906.2
Reinsurance premiums receivable	1,086.4	788.8
Funds withheld receivable	659.8	181.8
Other	218.7	68.3
Provision for uncollectible balances	(30.3)	(27.6)

	4,686.9	2,917.5

Changes in the insurance premiums receivable and reinsurance premiums receivable balances for the years ended December 31 were as follows:

	Insurance premiums receivable		Reinsurance premiums receivable
	2017	2016	2017	2016
Balance – January 1	1,906.2	1,677.1	788.8	659.5
Gross premiums written	9,329.9	6,930.2	2,877.6	2,604.1
Premiums collected	(8,075.2)	(6,050.5)	(2,323.3)	(1,876.5)
Recovery (impairments)	0.5	(1.6)	(0.7)	(1.2)
Amounts due to brokers and agents	(932.3)	(707.8)	(686.4)	(581.2)
Acquisitions of subsidiaries (note 23)	604.1	54.7	445.2	0.8
Divestiture of subsidiary (note 23)	(64.7)	–	(48.5)	–
Foreign exchange effect and other	(16.2)	4.1	33.7	(16.7)

Balance – December 31	2,752.3	1,906.2	1,086.4	788.8

11.  Deferred Premium Acquisition Costs

Changes in deferred premium acquisition costs for the years ended December 31 were as follows:

	2017	2016
Balance – January 1	693.1	532.7
Premium acquisition costs deferred	2,380.2	1,851.1
Amortization	(2,140.7)	(1,696.2)
Divestiture of subsidiary (note 23)	(15.8)	–
Foreign exchange effect and other	10.7	5.5

Balance – December 31	927.5	693.1

12.  Goodwill and Intangible Assets

Goodwill and intangible assets were comprised as follows:

	Goodwill	Intangible assets				Total
		Lloyd's participation rights(1)	Customer and broker relationships	Brand names(1)	Computer software and other
Balance – January 1, 2017	1,633.7	420.5	431.8	1,014.4	347.1	3,847.5
Additions	1,212.3	87.4	672.8	87.5	172.9	2,232.9
Disposals	(1.7)	–	–	–	(0.2)	(1.9)
Amortization and impairment	(0.1)	–	(67.9)	–	(91.5)	(159.5)
Foreign exchange effect and other	60.5	–	11.1	69.5	12.4	153.5

Balance – December 31, 2017	2,904.7	507.9	1,047.8	1,171.4	440.7	6,072.5

Gross carrying amount	2,911.8	507.9	1,266.7	1,171.4	767.7	6,625.5
Accumulated amortization	–	–	(218.9)	–	(311.5)	(530.4)
Accumulated impairment	(7.1)	–	–	–	(15.5)	(22.6)

	2,904.7	507.9	1,047.8	1,171.4	440.7	6,072.5

	Goodwill	Intangible assets				Total
		Lloyd's participation rights(1)	Customer and broker relationships	Brand names(1)	Computer software and other
Balance – January 1, 2016	1,428.2	420.5	385.6	723.3	257.3	3,214.9
Additions	216.0	–	73.8	280.9	163.4	734.1
Disposals	–	–	–	–	(0.1)	(0.1)
Amortization and impairment	(7.0)	–	(35.3)	–	(68.9)	(111.2)
Foreign exchange effect and other	(3.5)	–	7.7	10.2	(4.6)	9.8

Balance – December 31, 2016	1,633.7	420.5	431.8	1,014.4	347.1	3,847.5

Gross carrying amount	1,640.7	420.5	578.6	1,014.4	599.5	4,253.7
Accumulated amortization	–	–	(146.8)	–	(237.7)	(384.5)
Accumulated impairment	(7.0)	–	–	–	(14.7)	(21.7)

	1,633.7	420.5	431.8	1,014.4	347.1	3,847.5

(1)
Not subject to amortization.

Goodwill and intangible assets are allocated to the company's cash-generating units ("CGUs") as follows:

	December 31, 2017			December 31, 2016
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
Allied World	938.9	763.7	1,702.6	–	–	–
Cara	222.3	1,073.6	1,295.9	211.5	990.3	1,201.8
Brit	154.3	571.3	725.6	154.3	576.6	730.9
Zenith National	317.6	115.5	433.1	317.6	121.4	439.0
Crum & Forster	188.8	129.4	318.2	186.5	145.1	331.6
Quess	229.0	21.8	250.8	23.7	18.5	42.2
Thomas Cook India	150.0	54.2	204.2	115.3	50.1	165.4
Northbridge	95.7	77.1	172.8	88.3	64.5	152.8
OdysseyRe	119.7	51.6	171.3	119.7	55.2	174.9
AMAG	44.7	110.2	154.9	72.6	63.0	135.6
All other(1)	443.7	199.4	643.1	344.2	129.1	473.3

	2,904.7	3,167.8	6,072.5	1,633.7	2,213.8	3,847.5

(1)
Comprised primarily of balances related to NCML, Fairchem, Mosaic Capital, Boat Rocker, The Keg, U.S. Run-off and Pethealth.

At December 31, 2017 goodwill and intangible assets were comprised primarily of amounts arising on the acquisitions of Allied World and Manipal (by Quess) during 2017, St-Hubert and Original Joe's (both by Cara) during 2016, Cara and Brit during 2015, Quess during 2013, Thomas Cook India during 2012, and Zenith National during 2010. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2017 and it was concluded that no impairments had occurred. Allied World's recoverable amount exceeded its carrying value (inclusive of goodwill), but the excess was not significant as a result of being acquired only on July 6, 2017.

When testing for impairment, the recoverable amount of each CGU or group of CGUs was based on the higher of fair value less costs of disposal or value in use, determined on the basis of market prices where available, or discounted cash flow models. Cash flow projections covering a five year period were derived from financial budgets approved by management. Cash flows beyond the five year period were extrapolated using estimated growth rates which do not exceed the long term average historic growth rate for the business in which each CGU operates.

A number of other assumptions and estimates including premium volumes, investment returns, revenues, expenses and working capital requirements were required to be incorporated into the discounted cash flow models. The forecasts were based on the best estimates of future premiums or revenues and operating expenses using historical trends, general geographical market conditions, industry trends and forecasts and other available information. These assumptions and estimates were reviewed by the applicable CGU's management and by head office management. The cash flow forecasts are adjusted by applying appropriate after-tax discount rates within a range of 7.8% to 15.4% for insurance business and 9.2% to 21.3% for non-insurance business. A long term investment return of 5.0% was applied to the investment portfolios of insurance businesses. The weighted average annual growth rate used to extrapolate cash flows beyond five years for the majority of the CGUs was 3.0%.

13.  Other Assets

Other assets were comprised as follows:

	December 31, 2017			December 31, 2016
	Insurance and reinsurance companies	Non- insurance companies	Total	Insurance and reinsurance companies	Non- insurance companies	Total
Premises and equipment	403.0	847.3	1,250.3	251.9	639.6	891.5
Other reporting segment investment properties (note 23)	–	1,168.4	1,168.4	–	–	–
Other reporting segment sales receivables	–	470.0	470.0	–	295.2	295.2
Other reporting segment inventories	–	320.7	320.7	–	235.5	235.5
Receivables for securities sold but not yet settled	207.3	–	207.3	15.6	26.5	42.1
Prepaid expenses	83.7	102.5	186.2	59.7	64.4	124.1
Income taxes refundable	83.1	63.9	147.0	174.7	28.0	202.7
Accrued interest and dividends	105.2	16.2	121.4	97.3	9.5	106.8
Deferred compensation plans	67.1	–	67.1	63.4	–	63.4
Pension surplus (note 21)	49.1	–	49.1	50.8	–	50.8
Other	565.5	275.3	840.8	307.3	199.0	506.3

	1,564.0	3,264.3	4,828.3	1,020.7	1,497.7	2,518.4

Current	788.5	1,069.0	1,857.5	487.5	792.9	1,280.4
Non-current	775.5	2,195.3	2,970.8	533.2	704.8	1,238.0

	1,564.0	3,264.3	4,828.3	1,020.7	1,497.7	2,518.4

14.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were comprised as follows:

	December 31, 2017			December 31, 2016
	Insurance and reinsurance companies	Non- insurance companies	Total	Insurance and reinsurance companies	Non- insurance companies	Total
Other reporting segment payables related to cost of sales	–	530.8	530.8	–	416.7	416.7
Payable to reinsurers	428.2	–	428.2	498.3	–	498.3
Salaries and employee benefit liabilities	296.8	77.3	374.1	218.3	31.2	249.5
Deferred gift card, hospitality and other revenue	27.3	294.7	322.0	20.9	263.4	284.3
Pension and post retirement liabilities (note 21)	227.1	23.7	250.8	196.2	20.7	216.9
Amounts withheld and accrued taxes	205.2	43.4	248.6	169.7	48.5	218.2
Ceded deferred premium acquisition costs	161.4	–	161.4	84.7	–	84.7
Accrued rent, storage and facilities costs	33.1	59.7	92.8	17.1	47.7	64.8
Amounts payable to agents and brokers	90.4	0.1	90.5	30.5	0.1	30.6
Accrued commissions	79.8	0.4	80.2	85.4	–	85.4
Accrued premium taxes	66.6	–	66.6	55.2	–	55.2
Accrued interest expense	48.0	3.4	51.4	41.4	2.1	43.5
Accrued legal and professional fees	37.7	10.7	48.4	29.6	8.5	38.1
Amounts payable for securities purchased but not yet settled	18.2	–	18.2	14.4	–	14.4
Administrative and other	621.7	243.8	865.5	453.3	134.7	588.0

	2,341.5	1,288.0	3,629.5	1,915.0	973.6	2,888.6

Current	1,429.7	1,019.7	2,449.4	1,174.7	770.8	1,945.5
Non-current	911.8	268.3	1,180.1	740.3	202.8	943.1

	2,341.5	1,288.0	3,629.5	1,915.0	973.6	2,888.6

15.  Borrowings

	December 31, 2017			December 31, 2016
	Principal	Carrying value(a)	Fair value(b)	Principal	Carrying value(a)	Fair value(b)
Borrowings – holding company
Fairfax unsecured notes:
7.375% due April 15, 2018(e)	144.2	144.2	146.4	144.2	144.2	153.8
7.50% due August 19, 2019 (Cdn$400.0)(d)(1)(7)	–	–	–	298.3	297.0	334.4
7.25% due June 22, 2020 (Cdn$275.0)(d)(7)	213.3	212.7	235.6	205.1	204.2	233.6
5.80% due May 15, 2021(d)	500.0	498.0	534.1	500.0	497.4	538.9
6.40% due May 25, 2021 (Cdn$400.0)(d)(7)	315.7	314.4	349.4	298.3	296.5	337.3
5.84% due October 14, 2022 (Cdn$450.0)(d)	359.2	362.5	397.2	335.6	339.6	373.9
4.50% due March 22, 2023 (Cdn$400.0)	319.2	316.8	333.5	298.3	295.4	310.6
4.875% due August 13, 2024(d)	300.0	296.2	313.4	300.0	295.6	297.8
4.95% due March 3, 2025 (Cdn$350.0)(d)	279.3	275.5	297.1	261.0	256.6	272.6
8.30% due April 15, 2026(e)	91.8	91.6	116.3	91.8	91.6	109.9
4.70% due December 16, 2026 (Cdn$450.0)	359.2	356.6	371.7	335.6	332.7	338.9
4.25% due December 6, 2027 (Cdn$650.0)(3)	518.8	516.2	514.7	–	–	–
7.75% due July 15, 2037(e)	91.3	90.4	114.1	91.3	90.4	104.2
Revolving credit facility	–	–	–	200.0	200.0	200.0
Purchase consideration payable due 2017 and other(2)	–	–	–	131.3	131.3	131.3

	3,492.0	3,475.1	3,723.5	3,490.8	3,472.5	3,737.2

Borrowings – insurance and reinsurance companies
Allied World senior notes:
5.50% due November 1, 2020	300.0	320.4	320.0	–	–	–
4.35% due October 29, 2025	500.0	508.4	507.3	–	–	–
Allied World revolving credit facility and other borrowings	45.0	49.2	49.2	–	–	–
OdysseyRe floating rate unsecured senior notes due 2021	90.0	89.8	93.0	90.0	89.8	94.1
Brit 6.625% subordinated notes due December 9, 2030 (£135.0)	182.6	188.5	199.0	166.8	175.9	169.0
Brit floating rate revolving credit facility(4)	45.0	45.0	45.0	–	–	–
First Mercury trust preferred securities due 2036 and 2037	41.4	41.4	41.4	41.4	41.4	41.4
Zenith National 8.55% debentures due August 1, 2028(d)	38.4	38.2	38.2	38.4	38.2	38.2
Advent floating rate subordinated notes due June 3, 2035(d)	48.4	47.1	47.8	46.7	45.4	41.5
Advent floating rate unsecured senior notes due 2026(d)	46.0	45.0	46.0	46.0	44.8	46.0

	1,336.8	1,373.0	1,386.9	429.3	435.5	430.2

Borrowings – non-insurance companies(c)
Fairfax India floating rate term loan due July 11, 2018(6)	400.0	400.0	400.0	225.0	223.8	223.8
Fairfax India subsidiary borrowings	186.1	186.1	186.1	80.8	80.8	80.8
Fairfax Africa floating rate term loan due January 31, 2018(5)	150.0	150.0	150.0	–	–	–
Grivalia Properties term loans and revolving facility	160.4	160.4	160.4	–	–	–
Cara floating rate term loan due September 2, 2019 (Cdn$150.0)	119.7	119.3	119.3	111.9	111.4	111.4
Cara floating rate credit facility expiring September 2, 2021	182.8	181.7	181.7	180.5	179.1	179.1
The Keg 7.5% note due May 31, 2042 (Cdn$57.0)	45.5	45.5	45.5	42.5	42.5	42.5
The Keg floating rate revolving facility and term loan due July 2, 2020	31.9	31.7	31.7	20.9	20.7	20.7
Loans and revolving credit facilities primarily at floating rates	291.7	291.3	291.4	201.8	201.3	200.7

	1,568.1	1,566.0	1,566.1	863.4	859.6	859.0

Total debt	6,396.9	6,414.1	6,676.5	4,783.5	4,767.6	5,026.4

(a)
Principal net of unamortized issue costs and discounts (premiums).

(b)
Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(c)
These borrowings are non-recourse to the holding company.

(d)
Redeemable at the issuer's option at any time at certain prices specified in the instrument's offering document.

(e)
This debt has no provision for redemption prior to the contractual maturity date.

During 2017 the company and its subsidiaries completed the following debt transactions:

(1)
On December 29, 2017 the company completed an early redemption of its remaining Cdn$388.4 principal amount 7.5% unsecured senior notes due August 19, 2019 for cash consideration of $340.6 (Cdn$430.6), including accrued interest, and recognized a loss on repurchase of long term debt of $26.0 (Cdn$32.8) in other expenses in the consolidated statement of earnings.

(2)
On December 13, 2017 the company repaid $124.9 principal amount of purchase consideration payable upon maturity.

(3)
On December 4, 2017 the company completed an underwritten public offering of Cdn$650.0 principal amount of 4.25% unsecured senior notes due December 6, 2027 at an issue price of 99.992 for net proceeds after discount, commissions and expenses of $509.5 (Cdn$646.8). Commissions and expenses of $2.4 (Cdn$3.1) were included as part of the carrying value of the notes. The notes are redeemable at any time prior to September 6, 2027, at the company's option, in whole or in part, at the greater of (i) a specified redemption price based on the then current yield of a Government of Canada bond with an equal term to maturity or (ii) par, and at any time on or after September 6, 2027 at par. The company has designated these senior notes as a hedge of a portion of its net investment in its Canadian subsidiaries.

(4)
On November 29, 2017 Brit drew $45.0 on its revolving credit facility that was subsequently repaid on January 5, 2018.

(5)
On August 31, 2017 Fairfax Africa entered into a $150.0 five-month floating rate term loan and a $153.9 (2 billion South African rand) non-revolving seven-month letter of credit facility with a Canadian chartered bank that required cash collateral of $150.0 and $162.0 respectively. On December 11, 2017 the letter of credit facility was terminated with the $162.0 cash collateral released on January 12, 2018. On January 31, 2018 Fairfax Africa extended the maturity of the $150.0 term loan to August 31, 2018.

(6)
On March 31, 2017 Fairfax India repaid its floating rate secured term loan of $225.0. On July 11, 2017 Fairfax India entered into a $400.0 one-year floating rate term loan with a Canadian chartered bank and used a portion of the proceeds to fund an additional investment in Bangalore Airport (note 6).

(7)
On March 15, 2017 the company closed its tender offers to purchase a targeted aggregate principal amount of up to Cdn$250.0 of certain of its outstanding senior notes. Pursuant to those tender offers, the company purchased principal amounts of $8.7, $5.8 and $3.3 of its notes due in 2019, 2020 and 2021 for cash consideration of $9.7, $6.6 and $3.7 respectively.

Changes in the carrying values of borrowings for the years ended December 31 were as follows:

	2017				2016
	Holding company	Insurance and reinsurance companies	Non- insurance companies	Total	Holding company	Insurance and reinsurance companies	Non- insurance companies	Total
Balance – January 1	3,472.5	435.5	859.6	4,767.6	2,599.0	468.5	284.0	3,351.5
Net cash inflows (outflows) from issuances and repayments	(174.2)	67.5	425.6	318.9	832.3	–	515.2	1,347.5
Non-cash changes:
Acquisitions (note 23)	–	860.5	221.5	1,082.0	–	–	60.4	60.4
Loss on redemption	28.6	–	–	28.6	–	–	–	–
Foreign exchange effect and other	148.2	9.5	59.3	217.0	41.2	(33.0)	–	8.2

Balance – December 31	3,475.1	1,373.0	1,566.0	6,414.1	3,472.5	435.5	859.6	4,767.6

Principal repayments on borrowings are due as follows:

	2018	2019	2020	2021	2022	Thereafter	Total
Holding company	144.2	–	213.3	815.7	359.2	1,959.6	3,492.0
Insurance and reinsurance companies	5.0	–	345.0	90.0	–	896.8	1,336.8
Non-insurance companies	855.9	187.8	131.4	242.5	49.4	101.1	1,568.1

Total	1,005.1	187.8	689.7	1,148.2	408.6	2,957.5	6,396.9

Credit Facility – Holding company

On December 21, 2017 the company increased its unsecured revolving credit facility with a syndicate of lenders to $2.0 billion from $1.0 billion and extended the expiry to December 21, 2021 from May 11, 2019. The credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization of not more than 0.35:1 and consolidated shareholders' equity attributable to shareholders of Fairfax of not less than $9.5 billion. At December 31, 2017 there were no amounts drawn on the credit facility and the company was in compliance with its covenants (consolidated debt to consolidated capitalization ratio of 0.24:1 and consolidated shareholders' equity attributable to shareholders of Fairfax of $13.8 billion).

16.  Total Equity

Equity attributable to shareholders of Fairfax

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares (cumulatively carrying 41.8% voting power) and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

Issued capital at December 31, 2017 included 1,548,000 (December 31, 2016 – 1,548,000) multiple voting shares and 27,904,801 (December 31, 2016 – 23,004,207) subordinate voting shares without par value prior to deducting 902,498 (December 31, 2016 – 659,411) subordinate voting shares reserved in treasury for share-based payment awards. The multiple voting shares are not traded.

Common stock

The number of shares outstanding was as follows:

	2017	2016
Subordinate voting shares – January 1	22,344,796	21,465,089
Issuances during the year	5,084,961	1,000,000
Repurchases for cancellation	(184,367)	(30,732)
Treasury shares acquired	(277,364)	(130,075)
Treasury shares reissued	34,277	40,514

Subordinate voting shares – December 31	27,002,303	22,344,796
Multiple voting shares – beginning and end of year	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)

Common stock effectively outstanding – December 31	27,751,073	23,093,566

During 2017 the company issued 5,084,961 subordinate voting shares, of which 5,075,894 shares with a fair value of $2,191.6 were issued pursuant to the acquisition of Allied World as described in note 23.

During 2017 the company repurchased for cancellation 184,367 subordinate voting shares (2016 – 30,732) under the terms of its normal course issuer bids at a cost of $96.2 (2016 – $14.1), of which $50.6 (2016 – $8.0) was charged to retained earnings. Subsequent to December 31, 2017 and up to March 9, 2018 the company repurchased for cancellation 20,000 subordinate voting shares under the terms of its normal course issuer bid at a cost of $9.9.

During 2017 the company repurchased for treasury 277,364 subordinate voting shares at a cost of $140.5 (2016 – 130,075 subordinate voting shares at a cost of $64.2) on the open market for use in its share-based payment awards. Subsequent to December 31, 2017 and up to March 9, 2018 the company repurchased for treasury 47,372 subordinate voting shares at a cost of $24.3 on the open market for use in its share-based payment awards.

Dividends paid by the company on its outstanding multiple voting and subordinate voting shares were as follows:

Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 3, 2018	January 18, 2018	January 25, 2018	$10.00	$283.2
January 4, 2017	January 19, 2017	January 26, 2017	$10.00	$237.4
January 5, 2016	January 20, 2016	January 27, 2016	$10.00	$227.8

Preferred stock

The number of preferred shares outstanding was as follows:

	Series C	Series D	Series E	Series F	Series G	Series H	Series I	Series J	Series K	Series M	Total
January 1, 2016	6,016,384	3,983,616	3,967,134	3,572,044	7,432,952	2,567,048	10,465,553	1,534,447	9,500,000	9,200,000	58,239,178
2016 activity:	–	–	–	–	–	–	–	–	–	–	–

December 31, 2016	6,016,384	3,983,616	3,967,134	3,572,044	7,432,952	2,567,048	10,465,553	1,534,447	9,500,000	9,200,000	58,239,178
2017 activity:	–	–	–	–	–	–	–	–	–	–	–

December 31, 2017	6,016,384	3,983,616	3,967,134	3,572,044	7,432,952	2,567,048	10,465,553	1,534,447	9,500,000	9,200,000	58,239,178

The carrying value of preferred shares outstanding was as follows:

	Series C	Series D	Series E	Series F	Series G	Series H	Series I	Series J	Series K	Series M	Total
January 1, 2016	136.7	90.5	90.8	81.8	175.3	60.6	251.6	36.9	231.7	179.0	1,334.9
2016 activity:
Other	–	–	–	–	–	–	–	–	–	0.6	0.6

December 31, 2016	136.7	90.5	90.8	81.8	175.3	60.6	251.6	36.9	231.7	179.6	1,335.5
2017 activity:	–	–	–	–	–	–	–	–	–	–	–

December 31, 2017	136.7	90.5	90.8	81.8	175.3	60.6	251.6	36.9	231.7	179.6	1,335.5

The terms of the company's cumulative five-year rate reset preferred shares at December 31, 2017 were as follows:

	Next possible redemption and conversion date(1)(2)	Number of shares outstanding	Stated capital	Liquidation preference per share	Fixed dividend rate per annum	Floating dividend rate per annum(3)
Series C	December 31, 2019	6,016,384	Cdn$150.4	Cdn $25.00	4.58%	–
Series D	December 31, 2019	3,983,616	Cdn$99.6	Cdn $25.00	–	4.02%
Series E	March 31, 2020	3,967,134	Cdn$99.2	Cdn $25.00	2.91%	–
Series F	March 31, 2020	3,572,044	Cdn$89.3	Cdn $25.00	–	3.03%
Series G	September 30, 2020	7,432,952	Cdn$185.8	Cdn $25.00	3.32%	–
Series H	September 30, 2020	2,567,048	Cdn$64.2	Cdn $25.00	–	3.43%
Series I	December 31, 2020	10,465,553	Cdn$261.6	Cdn $25.00	3.71%	–
Series J	December 31, 2020	1,534,447	Cdn$38.4	Cdn $25.00	–	3.72%
Series K	March 31, 2022	9,500,000	Cdn$237.5	Cdn $25.00	4.67%	–
Series M	March 31, 2020	9,200,000	Cdn$230.0	Cdn $25.00	4.75%	–
(1)
Fixed and floating rate cumulative preferred shares are redeemable at the company's option at each stated redemption date and on each subsequent five-year anniversary date at Cdn$25.00 per share.

(2)
Holders of Series C, Series E, Series G, Series I, Series K and Series M fixed rate cumulative preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series D, Series F, Series H,

  Series J, Series L and Series N respectively, at the conversion dates specified in the table above, and on each subsequent five-year anniversary date. Holders of Series D, Series F, Series H and Series J floating rate cumulative preferred shares will have the right, at their option, to convert their shares into fixed rate cumulative preferred shares Series C, Series E, Series G and Series I respectively, at the conversion dates specified in the table above, and on each subsequent five-year anniversary date.

(3)
The Series D, Series F, Series H, and Series J preferred shares, and the Series L and Series N preferred shares (of which none are currently issued), have a floating dividend rate equal to the three-month Government of Canada treasury bill yield plus 3.15%, 2.16%, 2.56%, 2.85%, 3.51% and 3.98% respectively, with rate resets at the end of each calendar quarter.

  During 2017 the company paid aggregate preferred share dividends of $44.6 (2016 – $44.0).

Accumulated other comprehensive income (loss)

The amounts related to each component of accumulated other comprehensive income (loss) attributable to shareholders of Fairfax were as follows:

	December 31, 2017			December 31, 2016
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Currency translation account	(166.6)	2.8	(163.8)	(356.6)	(7.6)	(364.2)
Share of accumulated other comprehensive loss of associates, excluding share of net losses on defined benefit plans of associates	(22.0)	0.5	(21.5)	(157.1)	26.3	(130.8)

	(188.6)	3.3	(185.3)	(513.7)	18.7	(495.0)

Items that will not be subsequently reclassified to net earnings
Share of net losses on defined benefit plans of associates	(30.3)	3.5	(26.8)	(42.6)	10.8	(31.8)
Net losses on defined benefit plans	(60.9)	8.9	(52.0)	(28.0)	6.9	(21.1)

	(91.2)	12.4	(78.8)	(70.6)	17.7	(52.9)

Accumulated other comprehensive loss attributable to shareholders of Fairfax	(279.8)	15.7	(264.1)	(584.3)	36.4	(547.9)

Non-controlling interests

Non-controlling interests for the years ended December 31 were as follows:

						Net earnings (loss) attributable to non-controlling interests
		2017		2016
						Year ended December 31,
		Minority voting percentage		Minority voting percentage
			Carrying value		Carrying value
Subsidiary	Domicile					2017	2016
Allied World(1)	Switzerland	32.6%	1,229.4	–	–	(182.3)	–
Fairfax India(2)	Canada	6.4%	1,110.7	4.7%	743.7	(59.9)	24.4
Cara(3)	Canada	43.3%	578.0	43.4%	523.9	55.7	30.8
Grivalia Properties(4)	Greece	47.3%	517.6	–	–	20.0	–
Brit(5)	U.K.	27.5%	435.3	27.5%	463.4	(19.1)	50.4
Thomas Cook India(6)	India	32.4%	391.2	32.3%	139.6	28.2	2.4
Fairfax Africa(7)	Canada	1.2%	191.6	–	–	4.3	–
All other	–		147.1		129.4	27.4	9.8

			4,600.9		2,000.0	(125.7)	117.8

Pursuant to the transactions described in note 23:

(1)
During the third quarter of 2017 the company acquired an indirect 67.4% equity interest in Allied World.

(2)
The increase in carrying value of Fairfax India's non-controlling interests at December 31, 2017 compared to December 31, 2016 was primarily due to common shares issued as a result of Fairfax India's public offering and private placement on January 13, 2017, the acquisition of a 51.0% interest in Saurashtra Freight, the merger of Fairchem and Privi Organics, and the impact of foreign currency translation (principally the strengthening of the Indian rupee relative to the U.S. dollar), partially offset by non-controlling interests' share of net loss.

(3)
The increase in carrying value of Cara's non-controlling interests at December 31, 2017 compared to December 31, 2016 was primarily due to net earnings and the impact of foreign currency translation (strengthening of the Canadian dollar relative to the U.S. dollar), partially offset by repurchase of shares by Cara and dividends paid.

(4)
On July 4, 2017 the company increased its equity interest in Grivalia Properties to 52.6% and commenced consolidating Grivalia Properties in the Other reporting segment.

(5)
On March 3, 2017 Brit paid a dividend of $45.8 to its minority shareholder (OMERS).

(6)
The increase in carrying value of Thomas Cook India's non-controlling interests at December 31, 2017 compared to December 31, 2016 was primarily due to a reduction in the company's indirect ownership of Quess from 42.1% to 33.1%.

(7)
On February 17, 2017 the company acquired a 64.2% equity interest in Fairfax Africa.

Non-controlling interest voting percentages in the table above are consistent with economic ownership for each subsidiary at December 31, 2017 except for Fairfax India, Cara, and Fairfax Africa whose non-controlling interest economic ownership percentages were 69.8%, 59.8%, and 35.8% respectively.

Other net changes in capitalization

Other net changes in capitalization on the consolidated statement of changes in equity generally reflect the impact of capital transactions and changes in ownership interests of consolidated subsidiaries where the company maintains control after the transaction. During 2017 other net changes in capitalization increased both equity attributable to shareholders of Fairfax ($236.6) and non-controlling interests ($184.0), and principally reflected the impact of capital transactions and changes in ownership interest related to Fairfax India's public offering and private placement, Thomas Cook India's partial sale of Quess shares, Quess' private placement of its own shares, shares issued by Quess to acquire Manipal, and the acquisition of the remaining shares of Allied World AG. See note 23 for details.

17.  Earnings per Share

Net earnings (loss) per share is calculated based upon the weighted average common shares outstanding as follows:

	2017	2016
Net earnings (loss) attributable to shareholders of Fairfax	1,740.6	(512.5)
Preferred share dividends	(44.6)	(44.0)

Net earnings (loss) attributable to common shareholders – basic and diluted	1,696.0	(556.5)

Weighted average common shares outstanding – basic	25,411,246	23,017,184
Share-based payment awards	689,571	–

Weighted average common shares outstanding – diluted	26,100,817	23,017,184

Net earnings (loss) per common share – basic	$66.74	$(24.18)
Net earnings (loss) per common share – diluted	$64.98	$(24.18)

Share-based payment awards of 567,450 were not included in the calculation of net loss per diluted common share for the year ended December 31, 2016 as inclusion of the awards would be anti-dilutive.

18.  Income Taxes

The company's provision (recovery) for income taxes for the years ended December 31 were as follows:

	2017	2016
Current income tax
Current year expense	200.6	95.1
Adjustments to prior years' income taxes	(22.6)	19.1

	178.0	114.2

Deferred income tax
Origination and reversal of temporary differences	(22.5)	(265.6)
Adjustments to prior years' deferred income taxes	24.3	2.9
Change in tax rate related to U.S. tax reform	222.4	–
Other	6.1	(11.1)

	230.3	(273.8)

Provision (recovery) for income taxes	408.3	(159.6)

A significant portion of the company's earnings or losses before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differs from the Canadian statutory income tax rate (and may be significantly higher or lower). The company's earnings (loss) before income taxes by jurisdiction and the associated provision (recovery) for income taxes for the years ended December 31 are summarized in the following table:

	2017					2016
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total
Earnings (loss) before income taxes	(141.3)	543.5	(72.1)	1,693.1	2,023.2	(258.5)	(428.4)	42.2	90.4	(554.3)
Provision (recovery) for income taxes	52.9	420.5	(24.6)	(40.5)	408.3	69.6	(234.6)	(23.7)	29.1	(159.6)

Net earnings (loss)	(194.2)	123.0	(47.5)	1,733.6	1,614.9	(328.1)	(193.8)	65.9	61.3	(394.7)

(1)
Includes Fairfax India and Fairfax Africa.

(2)
Principally comprised of Crum & Forster, Zenith National, OdysseyRe (notwithstanding that certain operations of OdysseyRe conduct business outside of the U.S.), U.S. Run-off and other associated holding company results.

(3)
Principally comprised of Brit, Riverstone UK, Advent and other associated holding company results.

(4)
Includes India, Asia, non-U.K. European companies and Allied World (acquired on July 6, 2017; notwithstanding that certain operations of Allied World conduct business in the U.S. and the U.K., the majority of Allied World's net earnings (loss) is sourced from its Bermuda operations).

The decrease in the pre-tax loss in Canada in 2017 compared to 2016 primarily reflected an improvement in investment results. The increase in pre-tax earnings in the U.S. in 2017 compared to 2016 primarily reflected an improvement in investment results, partially offset by weaker underwriting results (reflecting increased catastrophe losses). The increase in the pre-tax loss in the U.K. in 2017 compared to 2016 primarily reflected weaker underwriting results (reflecting increased catastrophe losses). The increase in pre-tax earnings in Other in 2017 compared to 2016 primarily reflected the gains on sale of First Capital and a portion of the company's investment in ICICI Lombard, partially offset by the underwriting loss at Allied World (reflecting catastrophe losses).

Reconciliations of the provision (recovery) for income taxes calculated at the Canadian statutory income tax rate to the provision (recovery) for income taxes at the effective tax rate in the consolidated financial statements for the years ended December 31 are summarized in the following table:

	2017	2016
Canadian statutory income tax rate	26.5%	26.5%

Provision (recovery) for income taxes at the Canadian statutory income tax rate	536.1	(146.9)
Tax rate differential on income and losses incurred outside Canada	(445.3)	(65.3)
Non-taxable investment income	(116.2)	(74.7)
Change in unrecorded tax benefit of losses and temporary differences	210.2	117.5
Change in tax rate for deferred income taxes related to U.S. tax reform	222.4	–
Change in tax rate for deferred income taxes (excluding U.S. tax reform)	2.2	(15.1)
Other including permanent differences	(15.6)	11.3
Foreign exchange effect	12.8	(8.4)
Provision relating to prior years	1.7	22.0

Provision (recovery) for income taxes	408.3	(159.6)

The tax rate differential on income and losses incurred outside Canada of $445.3 in 2017 principally reflected the impact of net gains on the sales of ICICI Lombard and First Capital which were not taxable in the jurisdictions in which they were held (income tax rate benefits of $246.5 in Mauritius and $269.9 in Barbados respectively), partially offset by income in the U.S. that is taxed at rates higher than the Canadian statutory rate and losses at Allied World and in the U.K. that are taxed at rates lower than the Canadian statutory rate. The tax rate differential on income and losses incurred outside Canada of $65.3 in 2016 principally reflected income in the U.K. that is taxed at rates lower than the Canadian statutory rate and losses in the U.S. which are taxed at rates higher than the Canadian statutory rate.

Non-taxable investment income of $116.2 in 2017 (2016 – $74.7) was principally comprised of dividend income, non-taxable interest income, the 50% of net capital gains which are not taxable in Canada and share of profit of associates in certain jurisdictions.

The change in unrecorded tax benefit of losses and temporary differences of $210.2 in 2017 principally reflected deferred tax assets in Canada of $70.8 (2016 – $117.9) that were not recorded (as it was considered not probable that those losses could be utilized) and a reduction in tax credits and operating losses capitalized in prior years in the U.S. of $89.7 (2016 – nil), primarily driven by the effects of U.S. tax reform as discussed later in this note.

The change in tax rate related to U.S. tax reform of $222.4 (2016 – nil) principally reflected the impact of the reduction of the U.S. federal corporate income tax rate on the net deferred income tax asset. Other including permanent differences included an income tax rate benefit of $7.4 related to the impact of the transition tax under U.S. tax reform. The impact of U.S. tax reform on the company's consolidated financial statements is discussed later in this note.

Income taxes refundable and payable were as follows:

	December 31, 2017	December 31, 2016
Income taxes refundable	147.0	202.7
Income taxes payable	(95.6)	(35.4)

Net income taxes refundable	51.4	167.3

Changes in net income taxes refundable during the years ended December 31 were as follows:

	2017	2016
Balance – January 1	167.3	12.1
Amounts recorded in the consolidated statements of earnings	(178.0)	(114.2)
Payments made during the year	33.4	267.1
Acquisitions of subsidiaries (note 23)	18.8	3.9
Foreign exchange effect and other	9.9	(1.6)

Balance – December 31	51.4	167.3

Changes in the net deferred income tax asset during the years ended December 31 were as follows:

	2017
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gible assets	Invest- ments	Tax credits	Other	Total
Balance – January 1, 2017	188.8	182.3	126.6	(120.0)	(347.6)	331.9	224.3	146.3	732.6
Amounts recorded in the consolidated statement of earnings	(41.2)	(72.3)	(15.0)	(0.6)	111.0	(140.1)	(106.0)	33.9	(230.3)
Amounts recorded in total equity	–	–	–	–	–	(15.5)	(0.1)	(5.1)	(20.7)
Acquisitions of subsidiaries (note 23)	33.1	20.5	(19.8)	53.6	(195.2)	0.9	–	5.4	(101.5)
Foreign exchange effect and other	7.0	0.8	0.1	0.3	(11.7)	0.3	(0.1)	4.0	0.7

Balance – December 31, 2017	187.7	131.3	91.9	(66.7)	(443.5)	177.5	118.1	184.5	380.8

	2016
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gible assets	Invest- ments	Tax credits	Other	Total
Balance – January 1, 2016	235.4	204.2	92.8	(96.9)	(325.4)	49.0	174.9	129.9	463.9
Amounts recorded in the consolidated statement of earnings	(57.8)	(22.7)	31.8	(24.1)	27.9	266.9	49.4	2.4	273.8
Amounts recorded in total equity	–	–	–	–	–	17.7	–	19.6	37.3
Acquisitions of subsidiaries (note 23)	9.7	–	(0.3)	0.7	(47.7)	(1.1)	–	(14.5)	(53.2)
Foreign exchange effect and other	1.5	0.8	2.3	0.3	(2.4)	(0.6)	–	8.9	10.8

Balance – December 31, 2016	188.8	182.3	126.6	(120.0)	(347.6)	331.9	224.3	146.3	732.6

Management expects that the deferred income tax asset will be realized in the normal course of operations. The most significant temporary differences included in the deferred income tax asset at December 31, 2017 related to investments and provision for losses and loss adjustment expenses, partially offset by a deferred income tax liability related to intangible assets. The temporary differences related to investments are primarily due to net unrealized investment losses in the U.S. In these consolidated financial statements, investment gains and losses are primarily recognized on a mark-to-market basis but are only recognized for tax purposes when realized (particularly in the U.S. and several other jurisdictions). The provision for losses and loss adjustment expenses is recorded on an undiscounted basis in these consolidated financial statements but is recorded on a discounted basis in certain jurisdictions for tax purposes, resulting in temporary differences. Deferred taxes on intangible assets primarily relates to intangible assets recognized on acquisitions (principally Allied World, Cara and Brit) that are typically not deductible in the determination of income taxes payable. Other deferred taxes include temporary differences related to pensions and premises and equipment.

Management conducts ongoing reviews of the recoverability of the deferred income tax asset and adjusts, as necessary, to reflect its anticipated realization. As at December 31, 2017 management has not recorded deferred income tax assets of $878.3 (December 31, 2016 – $590.0) related primarily to operating and capital losses and

U.S. foreign tax credits. The losses for which deferred income tax assets have not been recorded are comprised of $1,516.4 of losses in Canada (December 31, 2016 – $1,064.7), $635.7 of losses in Europe (December 31, 2016 – $585.7), $44.6 of losses in the U.S. (December 31, 2016 – $44.6), and $159.0 of foreign tax credits in the U.S. (December 31, 2016 – $59.0). The losses in Canada expire between 2026 and 2037. The losses and foreign tax credits in the U.S. expire between 2020 and 2035. Substantially all of the losses in Europe do not have an expiry date.

Deferred income tax has not been recognized for the withholding tax and other taxes that could be payable on the unremitted earnings of certain subsidiaries. Unremitted earnings amounted to approximately $3.1 billion at December 31, 2017 (December 31, 2016 – $3.1 billion) and are not likely to be repatriated in the foreseeable future.

The United States Tax Cuts and Jobs Act ("U.S. tax reform") that was signed into law on December 22, 2017 introduced a number of significant changes to U.S. corporate income tax for tax years beginning after December 31, 2017: it reduces the U.S. federal corporate income tax rate from 35% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred, repeals the alternative minimum tax ("AMT") regime, modifies rules pertaining to loss reserve discounting, introduces a new minimum base erosion and anti-abuse tax ("BEAT") on certain payments to foreign affiliates, and implements a U.S. tax on foreign earnings for certain global intangible low-taxed income ("GILTI").

Under IFRS, deferred income tax assets and liabilities are measured at the enacted or substantively enacted tax rate expected to apply when temporary differences are to be realized or settled. The resulting deferred income tax is recognized in the consolidated statement of earnings, except to the extent that it relates to items previously recognized directly in equity. The company selected December 31, 2017 as the revaluation date for its U.S. net deferred income tax asset as the impact between the date of enactment and December 31, 2017 was not considered significant. The reduction in the U.S. corporate income tax rate decreased the U.S. net deferred income tax asset related to operating and capital losses and other timing differences by $229.2, of which $222.4 was recorded in the consolidated statement of earnings and $6.8 was recorded in other comprehensive income. The company also decreased its recognized U.S. foreign tax credit carry forwards by $100.0 at December 31, 2017 as the reduction in the U.S. corporate income tax rate will make utilization of foreign tax credit carry forwards recognized in prior years more difficult, requiring increased U.S. and foreign source income in the future.

For tax years beginning before January 1, 2018, U.S. tax reform requires that U.S. companies include in income the mandatory deemed repatriation of post-1986 undistributed foreign earnings (the "transition tax"). For the year ended December 31, 2017, the company included $79.1 of previously untaxed foreign earnings in taxable income. Future repatriation of this amount will not incur additional U.S. tax. The company utilized current and prior year foreign tax credits (rather than net operating loss carry forwards) to offset this income to reduce the transition tax liability payable in cash to nil. The recognition of the transition tax caused the company to record reductions to a deferred tax liability of $34.5 related to previously deferred earnings of OdysseyRe's U.K. operations and to foreign tax credit carry forwards of $27.1 that no longer have value due to the mandatory repatriation.

The tax effects included in these consolidated financial statements represent the company's best estimate based upon the information available, notwithstanding that the company is still analyzing certain aspects of U.S. tax reform and may refine its computations, which could potentially affect the measurement of deferred taxes or give rise to additional current tax liabilities. The repeal of the AMT regime did not have a significant impact on the company and the company continues to reflect the AMT credit carryforwards as part of its net deferred income tax asset. The company will recognize charges related to BEAT and GILTI, if any, in the periods in which they are incurred, and has not included their impacts in measuring its net deferred income tax asset at December 31, 2017.

19.  Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the insurance and reinsurance subsidiaries. The insurance and reinsurance subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company's capital requirements and management thereof are discussed in note 24. The company's share of dividends paid in 2017 by the insurance and reinsurance subsidiaries, which are eliminated on consolidation, was $418.1 (2016 – $445.8). In addition, the company received proceeds from the sale of First Capital as described in note 23 and the partial sale of ICICI Lombard as described in note 6.

Based on the surplus and net earnings (loss) of the primary insurance and reinsurance subsidiaries as at and for the year ended December 31, 2017, the maximum dividend capacity available in 2018 at each of those subsidiaries, payable to all shareholders (including non-controlling interests) is as follows:

December 31, 2017
Allied World	688.0
OdysseyRe	324.9
Northbridge(1)	149.1
Crum & Forster	130.2
Zenith National	86.0
Brit	195.1

1,573.3

(1)
Subject to prior regulatory approval.

When determining the amount of dividends to be paid from its insurance and reinsurance subsidiaries, the company considers not only regulatory capital requirements, but also rating agency capital tests, future capital levels required to support growth and tax planning matters, among other factors. In addition, the co-investors in Allied World and Brit have a dividend in priority to the company.

20.  Contingencies and Commitments

Lawsuits

On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. On April 27, 2017, the appeals court issued a decision reinstating certain claims but affirming the dismissal of the major portion of the claims. On July 10, 2017, Fairfax filed with the New Jersey Supreme Court a petition for certification of the appeal court's decision. On October 20, 2017, that petition was denied by the court. The company is considering all its options. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's consolidated financial statements include no anticipated recovery from the lawsuit.

Other

The Autorité des marchés financiers (the "AMF"), the securities regulatory authority in the Province of Quebec, is conducting an investigation of Fairfax, its CEO, Prem Watsa, and its President, Paul Rivett. The investigation concerns the possibility of illegal insider trading and/or tipping (not involving any personal trading by the individuals) in connection with the December 15, 2011 takeover offer by Resolute Forest Products Inc. for shares of Fibrek Inc. Except as set out below, further details concerning the investigation are, by law, not permitted to be disclosed.

The AMF has authorized Fairfax to make the above-mentioned disclosure. Fairfax and its management are solely responsible for the content of the disclosure set out in the three following paragraphs; the AMF has not in any way endorsed that content.

Resolute's above-mentioned takeover offer was made to all Fibrek shareholders, including Fairfax. Fairfax agreed in that transaction to a hard lock-up agreement with Resolute whereby Fairfax agreed to tender its shares of Fibrek, representing approximately 26% of Fibrek's outstanding shares, to the Resolute takeover offer at the same price as all other Fibrek shareholders. At the time of the Resolute takeover offer for Fibrek, Fairfax's position in Fibrek was valued at approximately Cdn$32, representing less than 1/6 of 1% of Fairfax's total invested assets at that time.

Fibrek actively opposed the Resolute takeover offer. ln 2012, the Fibrek transaction was the subject of numerous regulatory hearings in Quebec and court proceedings relating to Fibrek's anti-takeover tactics and the hard lock-ups given by various selling shareholders, including Fairfax. Allegations were made in those hearings concerning the possibility of non-compliance with the takeover bid rules. Resolute's takeover offer was allowed to proceed and resulted in Resolute acquiring Fibrek.

Fairfax believes it has an unblemished record for honesty and integrity and is fully cooperating with the AMF's investigation. Fairfax continues to be confident that in connection with the Resolute takeover offer, it had no material non-public information, that it did not engage in illegal insider trading or tipping, and that there is no reasonable basis for any proceedings in this connection. To the best of Fairfax's knowledge, the AMF investigation is still ongoing. If the AMF commences legal proceedings, no assurance can be given at this time by Fairfax as to the outcome.

Subsidiaries of the company are defendants in several damage suits and have been named as third party in other suits. The uninsured exposure to the company is not considered to be material to the company's financial position, financial performance or cash flows.

OdysseyRe, Brit, Allied World, Advent and RiverStone (UK) ("the Lloyd's participants") underwrite in the Lloyd's of London insurance market through their participation in certain Lloyd's syndicates. The Lloyd's participants have pledged cash and securities with fair values of $361.9 and $1,566.1 at December 31, 2017 as capital to support those underwriting activities. Pledged securities and restricted cash consist of cash, fixed income and equity investments which are included within portfolio investments on the consolidated balance sheet. The Lloyd's participants have the ability to substitute other securities for these pledged securities, subject to certain admissibility criteria. The Lloyd's participants' liability in respect of assets pledged as capital is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by Lloyd's. The company believes that the syndicates for which the Lloyd's participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.

The company's maximum capital commitments for potential investments in common stocks, limited partnerships and associates at December 31, 2017 was $966.3, with a further amount of approximately $367 committed for investments described in note 23.

21.  Pensions and Post Retirement Benefits

The funded status of the company's defined benefit pension and post retirement plans were as follows:

	Defined benefit pension plans December 31		Post retirement benefit plans December 31
	2017	2016	2017	2016
Benefit obligation	(918.3)	(803.7)	(118.5)	(109.3)
Fair value of plan assets	836.1	747.9	–	–

Funded status of plans – deficit	(82.2)	(55.8)	(118.5)	(109.3)
Impact of asset ceiling	(1.0)	(1.0)	–	–

Net accrued liability (notes 13 and 14)(1)	(83.2)	(56.8)	(118.5)	(109.3)

Weighted average assumptions used to determine benefit obligations:
Discount rate	3.2%	3.6%	4.1%	4.2%
Rate of compensation increase	2.8%	3.6%	3.3%	3.5%
Health care cost trend	–	–	5.0%	5.7%
(1)
The defined benefit pension plan net accrued liability at December 31, 2017 of $83.2 (December 31, 2016 – $56.8) was comprised of pension surpluses of $49.1 and pension deficits of $132.3 (December 31, 2016 – $50.8 and $107.6).

Pension and post retirement expenses recognized in the consolidated statements of earnings for the years ended December 31 were as follows:

	2017	2016
Defined benefit pension plan expense	17.3	27.7
Defined contribution pension plan expense	45.6	32.2
Defined benefit post retirement expense	10.3	8.0

	73.2	67.9

Pre-tax actuarial net losses recognized in the consolidated statements of comprehensive income for the years ended December 31 were comprised as follows:

	2017	2016
Defined benefit pension plans
Actuarial net gains on plan assets and change in asset ceiling	18.6	54.5
Actuarial net losses on benefit obligations	(53.0)	(76.4)

	(34.4)	(21.9)
Post retirement benefit plans – actuarial net gains (losses) on benefit obligations	0.3	(1.4)

	(34.1)	(23.3)

During 2017 the company contributed $30.7 (2016 – $21.8) to its defined benefit pension and post retirement benefit plans, and expects to make contributions of $28.2 in 2018.

22.  Operating Leases

During 2017 the company incurred operating lease costs of $216.2 (2016 – $155.7).

Aggregate future minimum operating lease commitments at December 31, 2017 relating to premises, automobiles and equipment for various terms up to ten years were as follows:

2018	188.5
2019	173.2
2020	153.4
2021	139.5
2022	113.0
Thereafter	458.2

23.  Acquisitions and Divestitures

Subsequent to December 31, 2017

Receipt of Fairfax India Performance Fee

Pursuant to the company's investment advisory agreement with Fairfax India, on March 9, 2018 the company received a performance fee of $114.4 for the period January 30, 2015 to December 31, 2017 in the form of 7,663,685 newly issued Fairfax India subordinate voting shares, which increased the company's equity interest in Fairfax India to 33.6% from 30.2% at December 31, 2017.

Acquisition of certain businesses of Carillion Canada Inc.

On March 7, 2018 the company acquired the services business carried on in Canada by Carillion Canada Inc. and certain affiliates thereof (collectively "Carillion") relating to facilities management of airports, commercial and retail properties, defense facilities, select healthcare facilities and on behalf of oil, gas and mining clients. The transaction was approved by the Ontario Superior Court of Justice in Carillion's proceedings under the Companies' Creditors Arrangement Act (Canada). Carillion is an infrastructure services company that provides asset management and operations solutions to industries and governments.

Sale of The Keg to Cara

On February 22, 2018 the company completed the sale of its 51.0% ownership interest in The Keg to Cara for consideration of $74.6 (Cdn$94.7), comprised of cash of $7.9 (Cdn$10.0) and 3,400,000 Cara subordinate voting shares. The other shareholders of The Keg sold their 49.0% ownership interest to Cara for $82.7 (Cdn$105.0), comprised of cash of $74.8 (Cdn$95.0) and 401,123 Cara subordinate voting shares. Cara may be required to pay up to an additional $24 (Cdn$30) of cash consideration to the other shareholders of The Keg, contingent on the achievement of certain financial objectives within the first three years subsequent to closing. The transaction increased the company's equity interest in Cara to 43.2% from 40.2% at December 31, 2017.

Investment in The Catholic Syrian Bank Ltd.

On February 20, 2018 Fairfax India entered into an agreement to acquire a 51.0% equity interest in The Catholic Syrian Bank Ltd. ("CS Bank") for approximately $186 (12.1 billion Indian rupees). The transaction is subject to customary closing conditions and is expected to close in the first half of 2018. CS Bank, headquartered in Thrissur, Kerala, offers banking services across India.

Year ended December 31, 2017

Divestiture of First Capital Insurance Limited

On December 28, 2017 the company completed the sale of its 97.7% interest in First Capital to Mitsui Sumitomo Insurance Company Limited of Tokyo, Japan ("Mitsui Sumitomo") for gross proceeds of $1,683.3 and realized a net after-tax gain of $1,018.6. The transaction was completed pursuant to an agreement with Mitsui Sumitomo to pursue a global strategic alliance. The company expects to enter into a quota share participation in First Capital's insurance portfolio in 2018.

Acquisition of Allied World Assurance Holdings AG

On July 6, 2017 the company completed the acquisition of 94.6% of the outstanding shares of Allied World Assurance Company Holdings, AG ("Allied World AG") for purchase consideration of $3,977.9, consisting of $1,905.6 in cash and $2,072.3 by the issuance of 4,799,497 subordinate voting shares. In addition, Allied World AG declared a special pre-closing cash dividend of $5.00 per share ($438.0). Contemporaneously with the closing of the acquisition of Allied World AG, Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, Alberta Investment Management Corporation ("AIMCo"), an investment manager for pension, endowment and government funds in the province of Alberta, and certain other third parties (together "the co-investors") invested $1,580.0 for an indirect equity interest in Allied World AG. The remaining 5.4% of the outstanding shares of Allied World AG were acquired on August 17, 2017 for purchase consideration of $229.0, consisting of $109.7 in cash and $119.3 by the issuance of 276,397 subordinate voting shares, in a merger transaction under Swiss law pursuant to which Allied World Assurance Company Holdings, GmbH ("Allied World") became the surviving entity. This merger resulted in the co-investors holding an indirect ownership interest in Allied World of 32.6%. The co-investors will have a dividend in priority to the company, and the company will have the ability to purchase the shares owned by the co-investors over the next seven years. Allied World is a global property, casualty and specialty insurer and reinsurer.

Quess Corp. Transactions

On December 27, 2017 Quess acquired the facility management and catering business of Manipal Integrated Services Private Limited ("Manipal") for $152.5 (9.8 billion Indian rupees), primarily comprised of the issuance of $117.7 (7.5 billion Indian rupees) of Quess common shares to Manipal shareholders and the reinvestment of $34.3 (2.2 billion Indian rupees) of Quess' existing holdings of Manipal preferred shares upon cancellation of those shares. In November of 2017 Thomas Cook India sold a 5.4% equity interest in Quess for cash proceeds of $96.8 (6.3 billion Indian rupees). On August 18, 2017 Quess raised $132.2 (8.5 billion Indian rupees) in net proceeds following the completion of a private placement of common shares with institutional investors. These transactions at Thomas Cook India and Quess collectively reduced the company's indirect ownership of Quess from 42.1% to 33.1% and resulted in an increase in non-controlling interest of $210.0 and a dilution gain of $135.6, which are included in other net changes in capitalization in the consolidated statement of changes in equity. Quess is a provider of staffing and facilities management services.

Additional investment in Grivalia Properties REIC

On July 4, 2017 the company acquired control of Grivalia Properties REIC ("Grivalia Properties") by increasing its equity interest to 52.6% through the purchase of an additional 10.3% equity interest from Eurobank Ergasias S.A. for cash consideration of $100.0 (€88.0). Accordingly, the company re-measured its equity accounted carrying value of Grivalia Properties to fair value, recorded a net realized gain of $51.3 and commenced consolidating Grivalia Properties in the Other reporting segment. Pursuant to Greek securities law, the company then made a tender offer for all remaining outstanding shares of Grivalia Properties which expired on September 6, 2017, resulting in the company increasing its equity interest by 0.1% to 52.7% for cash consideration of $0.6 (€0.5). Grivalia Properties is a real estate investment company listed on the Athens Stock Exchange.

Acquisition of certain American International Group, Inc. operations in Latin America and Central and Eastern Europe

On October 18, 2016 the company agreed to acquire from American International Group, Inc. ("AIG") its insurance operations in Argentina, Chile, Colombia, Uruguay, Venezuela and Turkey, and certain assets and renewal rights with respect to the portfolio of local business written by AIG Europe in Bulgaria, Czech Republic, Hungary, Poland, Romania and Slovakia, for total consideration of approximately $240.

The company, through Colonnade Insurance, has completed the acquisition of the business and renewal rights of the insurance operations of AIG in Hungary, Czech Republic and Slovakia (effective from April 30, 2017), Turkey (on May 2, 2017 and sold to Gulf Insurance on the same day), Bulgaria (effective from May 31, 2017), Poland (effective from June 30, 2017) and Romania (effective October 31, 2017). Through an ongoing partnership, the company is providing claims handling and run-off management services to AIG in the European countries where business operations were acquired.

The company has completed the acquisition of the insurance operations of AIG in Chile and Colombia (effective from July 31, 2017), Argentina (effective from September 30, 2017) and Uruguay (effective from January 31, 2018) (collectively "Fairfax Latam"), and continues to work through the legal, regulatory and operational requirements to complete the acquisition in Venezuela.

Merger of Fairchem Speciality Limited and Privi Organics Limited

On March 14, 2017 Fairchem Speciality Limited ("Fairchem") and Privi Organics Limited ("Privi Organics") completed their previously announced merger, with the merged entity continuing under the Fairchem name. As a result of the merger, Fairfax India, which had acquired a 44.7% interest in Fairchem on February 8, 2016 and a 50.8% interest in Privi Organics on August 26, 2016, became the dominant shareholder in Fairchem with a 48.7% interest. Prior to the merger, the company consolidated Privi Organics and applied the equity method of accounting to its investment in Fairchem. Subsequent to the merger, the assets and liabilities and results of operations of Fairchem were consolidated in the Other reporting segment.

Investment in Fairfax Africa Holdings Corporation

On February 17, 2017 the company acquired 22,715,394 multiple voting shares in a private placement and 2,500,000 subordinate voting shares as part of the initial public offering of Fairfax Africa Holdings Corporation ("Fairfax Africa") for total cash consideration of $252.2. The company also contributed its indirect equity interest in AFGRI Proprietary Limited ("AFGRI") with a fair value of $72.8 to Fairfax Africa in exchange for 7,284,606 multiple voting shares. Through its initial public offering, private placements and exercise of the over-allotment option by the underwriters, Fairfax Africa raised net proceeds of $493.3 after issuance costs and expenses, inclusive of the contribution of the investment in AFGRI. Following those transactions, the company's $325.0 ($10.00 per share) investment represented 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa. Fairfax Africa was established, with the support of Fairfax, to invest in public and private equity and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa. The assets and liabilities and results of operations of Fairfax Africa were consolidated in the Other reporting segment.

Acquisition of Saurashtra Freight Private Limited

On February 14, 2017 Fairfax India acquired a 51.0% interest in Saurashtra Freight Private Limited ("Saurashtra Freight") for cash consideration of $30.0 (2.0 billion Indian rupees). Saurashtra Freight operates a container freight station at the Mundra Port in the Indian state of Gujarat. The assets and liabilities and results of operations of Saurashtra Freight were consolidated in the Other reporting segment.

Investment in Mosaic Capital Corporation

On January 26, 2017 the company invested $114.5 (Cdn$150.0) in securities of Mosaic Capital Corporation ("Mosaic Capital") issued through a private placement comprised of: (i) Cdn$100.0 principal amount of 6.00% senior preferred securities; (ii) Cdn$50.0 principal amount of 5.00% senior secured debentures; and (iii) warrants entitling the company to acquire up to 17,026,106 common shares of Mosaic Capital at a price of Cdn$8.81 per common share at any time until January 26, 2024 (the "Mosaic warrants"). Pursuant to IFRS, the company's investment in Mosaic Capital warrants represent a potential voting interest of approximately 62% (assuming all holders of Mosaic Capital convertible securities, including the company, exercised their options to convert), giving the company the ability to control Mosaic Capital. Consequently, the assets and liabilities and results of operations of Mosaic Capital were consolidated in the Other reporting segment. Mosaic Capital is a Canadian investment company that owns a portfolio of established businesses in the infrastructure, printing, oil and gas services, technology, manufacturing and real estate industries.

Additional Investment in Fairfax India Holdings Corporation

On January 13, 2017 the company acquired 12,340,500 subordinate voting shares of Fairfax India for $145.0 ($11.75 per share) in a private placement. Through that private placement and a contemporaneous bought deal public offering, Fairfax India raised proceeds of $493.5 net of commissions and expenses. Combined with various open market purchases of Fairfax India subordinate voting shares, the company's multiple voting shares and subordinate voting shares represented 93.6% of the voting rights and 30.2% of the equity interest in Fairfax India at the close of the private placement and public offering. These transactions collectively resulted in an increase in non-controlling interest of $336.3 and a dilution loss of $3.3, which are included in other net changes in capitalization in the consolidated statement of changes in equity.

The determination of the fair value of assets acquired and liabilities assumed in connection with the acquisitions described above is currently underway and will be finalized within twelve months of the respective acquisition dates. Provisionally recorded amounts primarily include intangible assets, deferred income taxes, goodwill and the excess of fair value of net assets acquired over purchase consideration. The company has substantially completed its valuation of Allied World's intangible assets.

	Allied World		Grivalia Properties	Fairfax Latam	Other(1)
Acquisition date	July 6, 2017		July 4, 2017	Throughout 2017	Throughout 2017
Percentage of common shares acquired	94.6%		52.6%	100.0%
Assets:
Insurance contract receivables	1,212.5		–	235.8	0.4
Portfolio investments(2)	8,568.7		139.1	250.4	76.0
Recoverable from reinsurers	2,363.6		–	597.7	0.7
Deferred income taxes	–		0.3	48.3	5.0
Goodwill and intangible assets	1,726.9	(3)	–	23.3	385.5
Other assets	223.5		1,020.4	51.1	288.7

	14,095.2		1,159.8	1,206.6	756.3

Liabilities:
Accounts payable and accrued liabilities	300.7		25.3	172.3	167.4
Income taxes payable	3.4		4.2	9.0	1.1
Deferred income taxes	118.0		–	21.5	4.3
Funds withheld payable to reinsurers	193.5		–	9.8	0.1
Insurance contract liabilities	8,467.7		–	826.1	3.0
Borrowings	860.5		137.6	–	83.9

	9,943.8		167.1	1,038.7	259.8
Non-controlling interests	173.5		470.5	–	8.1
Purchase consideration	3,977.9		519.7	167.9	488.4
Excess of fair value of net assets acquired over purchase consideration	–		2.5	–	–

	14,095.2		1,159.8	1,206.6	756.3

(1)
Primarily comprised of the acquisitions of Mosaic Capital and certain AIG branches in Central and Eastern Europe, the acquisition of Pickle Barrel by Cara, the acquisition of Saurashtra Freight and consolidation of Fairchem by Fairfax India, and various acquisitions by Quess, Thomas Cook India, Mosaic Capital, and Boat Rocker.

(2)
Included subsidiary cash and cash equivalents of Allied World ($1,195.4, of which $4.8 was restricted), Grivalia Properties ($26.3) and Fairfax Latam ($67.2).

(3)
Comprised of goodwill of $937.9 and intangible assets of $789.0 (primarily broker relationships of $574.0, Lloyd's participation rights of $87.0 and brand names of $71.0).

Allied World contributed revenue of $1,050.5 and a net loss of $555.4 to the company's consolidated financial results for the year ended December 31, 2017. Had Allied World been acquired on January 1, 2017, the company's pro-forma consolidated revenue and net earnings would have been $17,514.6 and $1,766.4 for the year ended December 31, 2017.

Year ended December 31, 2016

Acquisition of Zurich Insurance Company South Africa Limited

On December 7, 2016 the company acquired a 100% interest in Zurich Insurance Company South Africa Limited (subsequently rebranded Bryte Insurance Company Limited ("Bryte Insurance")) from Zurich Insurance Company Ltd. for $128.0 (1.8 billion South African rand). Bryte Insurance is a property and casualty insurer in South Africa and Botswana. The assets and liabilities and results of operations of Bryte Insurance were consolidated in the Insurance and Reinsurance – Other reporting segment.

Acquisition of Original Joe's Franchise Group Inc.

On November 28, 2016 Cara acquired an 89.2% interest in Original Joe's Franchise Group Inc. ("Original Joe's") for $83.8 (Cdn$112.5), comprised of cash consideration of $69.3 (Cdn$93.0) and contingent consideration valued at $14.5 (Cdn$19.5). Original Joe's is a Canadian multi-brand restaurant company based in the province of Alberta.

Acquisition of Golf Town Limited

On October 31, 2016 the company acquired a 60.0% indirect interest in Golf Town Limited ("Golf Town") for $31.4 (Cdn$42.0). Golf Town is a Canadian specialty retailer of golf equipment, consumables, golf apparel and accessories. The assets and liabilities and results of operations of Golf Town were consolidated in the Other reporting segment.

Acquisition of PT Asuransi Multi Artha Guna Tbk

On October 10, 2016 the company acquired an 80.0% interest in PT Asuransi Multi Artha Guna Tbk. ("AMAG") from PT Bank Pan Indonesia Tbk. ("Panin Bank") for $178.9 (2.322 trillion Indonesian rupiah). AMAG will distribute its insurance products through a long-term bancassurance partnership with Panin Bank. AMAG is a general insurer in Indonesia. The assets and liabilities and results of operations of AMAG were consolidated in the Fairfax Asia reporting segment. On December 31, 2016 Fairfax Indonesia was merged into AMAG.

Acquisition of Asian Alliance General Insurance Limited

On October 3, 2016 Union Assurance acquired a 100% equity interest in Asian Alliance General Insurance Limited (subsequently renamed Fairfirst Insurance Limited ("Fairfirst Insurance")) for $10.2 (1,488.9 million Sri Lankan rupees). Fairfirst Insurance is a general insurer in Sri Lanka. The assets and liabilities and results of operations of Fairfirst Insurance were consolidated in the Fairfax Asia reporting segment. On February 28, 2017 Union Assurance was merged into Fairfirst Insurance.

Acquisition of Groupe St-Hubert Inc.

On September 2, 2016 Cara acquired a 100% equity interest in Groupe St-Hubert Inc. ("St-Hubert") for $413.8 (Cdn$538.7), comprised of cash consideration of $372.4 (Cdn$484.8) and the issuance of $41.4 (Cdn$53.9) of Cara subordinate voting shares to St-Hubert shareholders. A portion of the cash consideration was financed through a private placement of 7,863,280 Cara subordinate voting shares at a price of Cdn$29.25 for gross proceeds of $179.2 (Cdn$230.0), of which 3,418,804 shares were acquired by the company and its subsidiaries to maintain its equity and voting interests in Cara. St-Hubert is a Canadian full-service restaurant operator and fully integrated food manufacturer in the province of Quebec.

Acquisition of Privi Organics Limited

On August 26, 2016 Fairfax India acquired a 50.8% equity interest in Privi Organics for $55.0 (3.7 billion Indian rupees) through the purchase of newly issued shares and shares acquired from existing shareholders. Privi Organics is a supplier of aroma chemicals to the fragrance industry.

Acquisition of Eastern European Insurers

On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE's insurance operations in the Czech Republic, Hungary and Slovakia (the "QBE insurance operations"). A new Luxembourg insurer, Colonnade Insurance S.A. ("Colonnade Insurance"), was licensed in July 2015 and branches of Colonnade Insurance were established in each of the Czech Republic, Hungary and Slovakia during the fourth quarter of 2015. The business and renewal rights of QBE's Hungarian, Czech and Slovakian insurance operations were transferred to Colonnade Insurance on February 1, 2016, April 1, 2016 and May 2, 2016, respectively. The QBE insurance operations write business across a range of general insurance classes, including property, travel, general liability and product protection.

The fair value of assets acquired and liabilities assumed in connection with the 2016 acquisitions described above are summarized in the table that follows:

	Bryte Insurance		AMAG		St-Hubert		Other(1)
Acquisition date	December 7, 2016		October 10, 2016		September 2, 2016		Throughout 2016
Percentage of common shares acquired	100.0%		80.0%		100.0	%(2)
Assets:
Insurance contract receivables	45.0		8.9		–		41.3
Portfolio investments(3)	220.4		99.9		–		22.1
Recoverable from reinsurers	85.8		26.4		–		1.1
Deferred income taxes	11.4		–		–		8.5
Goodwill and intangible assets	16.8	(4)	161.2	(5)	319.4	(6)	146.1
Other assets	10.8		25.9		180.0		205.3

	390.2		322.3		499.4		424.4

Liabilities:
Accounts payable and accrued liabilities	88.4		16.6		30.7		48.3
Deferred income taxes	–		11.1		54.9		12.2
Funds withheld payable to reinsurers	1.4		5.4		–		0.4
Insurance contract liabilities	172.4		76.3		–		59.7
Borrowings	–		–		–		48.1

	262.2		109.4		85.6		168.7
Non-controlling interests	–		34.0		–		57.3
Purchase consideration	128.0		178.9		413.8		191.6
Excess of fair value of net assets acquired over purchase consideration	–		–		–		6.8

	390.2		322.3		499.4		424.4

(1)
Includes the acquisitions of Fairfirst Insurance, Privi Organics, the QBE insurance operations and Golf Town, and Cara's acquisition of Original Joe's.

(2)
The company's economic interest in St-Hubert was 38.9% as a result of acquiring St-Hubert through 38.9%- owned Cara.

(3)
Included subsidiary cash and cash equivalents of Bryte Insurance ($48.4) and AMAG ($6.2).

(4)
Comprised of goodwill of $11.5 and intangible assets of $5.3.

(5)
Comprised of goodwill of $43.0 and intangible assets of $118.2.

(6)
Comprised of goodwill of $85.2 and intangible assets of $234.2 (primarily brand names of $183.1).

24.  Financial Risk Management

Overview

The primary goals of the company's financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. The company's exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at December 31, 2017 compared to those identified at December 31, 2016, except as discussed below.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company's primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. In addition, although the company and its operating subsidiaries have designated Chief Risk Officers, the company regards each Chief Executive Officer as the chief risk officer of his or her company: each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

The company's designated Chief Risk Officer reports on risk considerations to Fairfax's Executive Committee and provides a quarterly report to the Board of Directors on the key risk exposures. The company's management, in consultation with the designated Chief Risk Officer, approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The company's Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the risks of the business (the risk factors and the management of those risks) is an agenda item for every regularly scheduled meeting of the company's Board of Directors.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at December 31, 2017 compared to December 31, 2016. While the acquisition of Allied World was significant, the company has determined that Allied World's exposure to underwriting risk and framework to monitor, evaluate and manage underwriting risk are consistent with those of its own.

Principal lines of business

The company's principal lines of business and the significant insurance risks inherent therein are as follows:

  •
  Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example earthquake, windstorm and flood), terrorism and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, commercial and personal property and crop;

  •
  Casualty, which insures against accidents (including workers' compensation and automobile) and also includes employers' liability, accident and health, medical malpractice, professional liability and umbrella coverage;

  •
  Specialty, which insures against marine, aerospace and surety risk, and other miscellaneous risks and liabilities that are not identified above; and

  •
  Reinsurance which includes, but is not limited to, property, casualty and liability exposures.

An analysis of net premiums earned by line of business is included in note 25.

The table below shows the company's concentration of risk by region and line of business based on gross premiums written prior to giving effect to ceded reinsurance premiums. The company's exposure to general insurance risk varies by geographic region and may change over time. Premiums ceded to reinsurers (including retrocessions) in 2017 by line of business amounted to $992.3 for property (2016 – $463.5), $916.3 for casualty (2016 – $699.9) and $315.4 for specialty (2016 – $282.5).

	Canada		United States		Asia(1)		International(2)		Total
For the years ended December 31	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Property	646.8	582.7	1,878.6	1,466.0	586.5	464.8	995.7	502.7	4,107.6	3,016.2
Casualty	602.6	528.5	4,899.4	4,002.9	400.8	352.3	805.0	465.1	6,707.8	5,348.8
Specialty	143.4	126.4	548.8	485.6	275.1	231.9	424.8	325.4	1,392.1	1,169.3

Total	1,392.8	1,237.6	7,326.8	5,954.5	1,262.4	1,049.0	2,225.5	1,293.2	12,207.5	9,534.3

Insurance	1,295.3	1,134.6	5,855.4	4,607.0	684.9	516.3	1,494.3	672.3	9,329.9	6,930.2
Reinsurance	97.5	103.0	1,471.4	1,347.5	577.5	532.7	731.2	620.9	2,877.6	2,604.1

	1,392.8	1,237.6	7,326.8	5,954.5	1,262.4	1,049.0	2,225.5	1,293.2	12,207.5	9,534.3

(1)
The Asia geographic segment comprises countries located throughout Asia, including China, India, Sri Lanka, Malaysia, Singapore, Indonesia and Thailand, and the Middle East.

(2)
The International geographic segment comprises Australia and countries located in Africa, Europe and South America.

Pricing risk

Pricing risk arises because actual claims experience can differ adversely from the assumptions included in pricing calculations. Historically the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclicality of the insurance market. The market cycle is affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced underwriting and actuarial staff, pricing models and price adequacy monitoring tools.

Reserving risk

Reserving risk arises because actual claims experience can differ adversely from the assumptions included in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. The degree of uncertainty will vary by line of business according to the characteristics of the insured risks and the cost of a claim will be determined by the actual loss suffered by the policyholder. Claims provisions reflect expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability and other factors.

The time required to learn of and settle claims is often referred to as the "tail" and is an important consideration in establishing the company's reserves. Short-tail claims are those for which losses are normally reported soon after the incident and are generally settled within months following the reported incident. This would include, for example, most property, automobile and marine and aerospace damage. Long-tail claims are considered by the company to be those that often take three years or more to develop and settle, such as asbestos, environmental pollution, workers' compensation and product liability. Information concerning the loss event and ultimate cost of a long-tail claim may not be readily available, making the reserving analysis of long-tail lines of business more difficult and subject to greater uncertainties than for short-tail lines of business. In the extreme cases of long-tail claims like those involving asbestos and environmental pollution, it may take upwards of 40 years to settle. The company employs specialized techniques to determine such provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.

The establishment of provisions for losses and loss adjustment expenses is an inherently uncertain process that can be affected by internal factors such as the inherent risk in estimating loss development patterns based on historical data that may not be representative of future loss payment patterns; assumptions built on industry loss ratios or industry benchmark development patterns that may not reflect actual experience; and the intrinsic risk as to the homogeneity of the underlying data used in carrying out the reserve analyses; and external factors such as trends relating to jury awards; economic inflation; medical inflation; worldwide economic conditions; tort reforms; court interpretations of coverage; the regulatory environment; underlying policy pricing; claims handling procedures; inclusion of exposures not contemplated at the time of policy inception; and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate payment for the loss, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for claims.

The company has exposures to risks in each line of business that may develop adversely and that could have a material impact upon the company's financial position. The insurance risk diversity within the company's portfolio of issued policies makes it difficult to predict whether material prior year reserve development will occur and, if it does occur, the location and the timing of such an occurrence.

Catastrophe risk

Catastrophe risk arises because property and casualty insurance companies may be exposed to large losses arising from man-made or natural catastrophes that could result in significant underwriting losses. As the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events predominantly through probable maximum loss ("PML") modeling techniques and through the aggregation of limits exposed. A wide range of events are simulated using the company's proprietary and commercial models, including single large events and multiple events spanning the numerous geographic regions in which the company operates.

Each operating company has developed and applies strict underwriting guidelines for the amount of catastrophe exposure it may assume as a standalone entity for any one risk and location. Those guidelines are regularly monitored and updated by the operating companies. Each of the operating companies also manages catastrophe exposure by diversifying risk across geographic regions, catastrophe types and other lines of business, factoring in levels of reinsurance protection, adjusting the amount of business written based on capital levels and adhering to risk tolerances. The company's head office aggregates catastrophe exposure company-wide and continually monitors the group's exposure. Independent exposure limits for each entity in the group are aggregated to produce an exposure limit for the group as there is presently no model capable of simultaneously projecting the magnitude and probability of loss in all geographic regions in which the company operates. Currently the company's objective is to limit its company-wide catastrophe loss exposure such that one year's aggregate pre-tax net catastrophe losses would not exceed one year's normalized net earnings before income taxes. The company takes a long term view and generally considers a 15% return on common shareholders' equity, adjusted to a pre-tax basis, to be representative of one year's normalized net earnings. The modeled probability of aggregate catastrophe losses in any one year exceeding this amount is generally more than once in every 250 years.

Management of underwriting risk

To manage its exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, the company's operating companies have established limits for underwriting authority and requirements for specific approvals of transactions involving new products or transactions involving existing products which exceed certain limits of size or complexity. The company's objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement. The company's provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax and one or more independent actuaries. The company also purchases reinsurance protection for risks assumed when it is considered prudent and cost effective to do so, at the operating company level for specific exposures and, if needed, at the holding company level for aggregate exposures. Steps are taken to actively reduce the volume of insurance and reinsurance underwritten on particular types of risks when the company desires to reduce its direct exposure due to inadequate pricing.

As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company's losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company's loss above a specified retention, subject to a limit. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer. The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries on any policy to a maximum amount on any one loss. Reinsurance decisions are made by the subsidiaries to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among subsidiaries depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and to protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company's reinsurance does not, however, relieve the company of its primary obligation to the policyholder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. Notwithstanding the significant current period catastrophe losses suffered by the industry in 2017, capital adequacy within the reinsurance market remains strong and alternative forms of reinsurance capacity continue to be available. As a result, reinsurance pricing of loss affected business has increased modestly while non-loss affected property has increased to a lesser extent.

The company will remain opportunistic in its use of reinsurance, balancing capital requirements and the cost of reinsurance.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). There were no significant changes to the company's exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at December 31, 2017 compared to December 31, 2016.

The company's gross credit risk exposure at December 31, 2017 (without taking into account amounts held by the company as collateral) was comprised as follows:

	December 31, 2017	December 31, 2016
Cash and short term investments	19,198.8	11,235.6
Investments in debt instruments:
U.S. sovereign government	1,779.3	1,117.3
Other sovereign government rated AA/Aa or higher(1)	615.4	596.1
All other sovereign government(2)	1,268.4	891.5
Canadian provincials	93.8	196.9
U.S. states and municipalities	2,452.1	4,732.2
Corporate and other	4,081.8	2,633.5
Receivable from counterparties to derivative contracts	126.7	196.4
Insurance contract receivables	4,686.9	2,917.5
Recoverable from reinsurers	7,812.5	4,010.3
Other assets	1,723.0	1,065.4

Total gross credit risk exposure	43,838.7	29,592.7

(1)
Primarily comprised of bonds issued by the governments of Germany, Australia, the U.K, and Canada with fair values of $105.3, $97.9, $90.9 and $84.4 (December 31, 2016 – $201.7, $31.7, $23.4 and $311.4).

(2)
Primarily comprised of bonds issued by the governments of India, Poland and Brazil with fair values of $734.7, $125.1 and $101.7 (December 31, 2016 – $602.2, $117.2 and $80.3).

The company had income taxes refundable of $147.0 at December 31, 2017 (December 31, 2016 – $202.7).

Cash and short term investments

The company's cash and short term investments (including at the holding company) are held at major financial institutions in the jurisdictions in which the company operates. At December 31, 2017, 87.4% of these balances were held in Canadian and U.S. financial institutions, 9.1% in European financial institutions and 3.5% in other foreign financial institutions (December 31, 2016 – 85.1%, 8.1% and 6.8% respectively). The company monitors risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of these financial institutions and more frequently during periods of economic volatility. As a result of these reviews, the company may transfer balances from financial institutions where it perceives heightened credit risk to others considered to be more stable.

Investments in debt instruments

The company's risk management strategy for debt instruments is to invest primarily in high credit quality issuers and to limit the amount of credit exposure with respect to any one corporate issuer. While the company reviews third party credit ratings, it also carries out its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by monitoring fixed income portfolio limits on individual corporate issuers and limits based on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.

Investment in sovereign bonds rated AA/Aa or higher, considered by the company to present only a nominal risk of default, with a fair value of $2,394.7 at December 31, 2017 (December 31, 2016 – $1,713.4), represented 6.1% of the total investment portfolio (December 31, 2016 – 6.0%) and consisted primarily of bonds issued by the governments of the U.S., U.K., Germany, Australia and Canada. Investments in debt instruments considered by the company to be subject to credit risk, with a fair value of $7,896.1 at December 31, 2017 (December 31, 2016 – $8,454.1), represented 20.1% of the total investment portfolio (December 31, 2016 – 29.7%) and consisted primarily of all other sovereign government bonds rated A/A or lower and all bonds included in Canadian provincials, U.S. states and municipalities and corporate and other.

The composition of the company's investments in debt instruments classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table that follows:

	December 31, 2017			December 31, 2016
Issuer Credit Rating	Amortized cost	Fair value	%	Amortized cost	Fair value	%
AAA/Aaa	2,476.3	2,432.0	23.7	2,042.0	1,915.8	18.8
AA/Aa	2,149.5	2,408.8	23.4	3,669.1	4,383.3	43.1
A/A	823.1	819.8	8.0	649.3	728.5	7.2
BBB/Baa	1,617.1	1,764.8	17.1	910.4	1,024.0	10.1
BB/Ba	151.1	154.0	1.5	98.5	117.6	1.2
B/B	448.7	447.6	4.3	339.0	261.6	2.5
Lower than B/B(1)	554.1	432.7	4.2	392.1	320.5	3.2
Unrated(2)	1,594.4	1,831.1	17.8	1,416.7	1,416.2	13.9

Total	9,814.3	10,290.8	100.0	9,517.1	10,167.5	100.0

(1)
Lower than B/B is primarily comprised of the fair value of the company's investments in EXCO Resources, Inc. of $402.0 (December 31, 2016 – $292.4).

(2)
Unrated is primarily comprised of the fair value of the company's investments in Blackberry Limited of $663.6 (December 31, 2016 – $461.2), Sanmar Chemicals Group of $333.2 (December 31, 2016 – $299.1), Chorus Aviation Inc. $155.2 (December 31, 2016 – nil) and FBD Insurance plc. of $112.0 (December 31, 2016 – $76.8).

At December 31, 2017, 72.2% (December 31, 2016 – 79.2%) of the fixed income portfolio carrying value was rated investment grade or better, with 47.1% (December 31, 2016 – 61.9%) being rated AA or better (primarily consisting of government obligations). The increase in the fair value of bonds rated AAA/Aaa, A/A and BBB/Baa primarily reflected the consolidation of Allied World's bond portfolio. The decrease in the fair value of bonds rated AA/Aa primarily reflected net sales in 2017 of long dated U.S. state and municipal bonds (net proceeds of $2,346.5), partially offset by the consolidation of Allied World's bond portfolio. The increase in the fair value of bonds rated lower than B/B primarily reflected unrealized appreciation. The increase in bonds that were unrated primarily reflected unrealized appreciation related to convertible bonds and purchases of certain corporate and other bonds. Except as described above, there were no other significant changes to the composition of the company's fixed income portfolio classified according to the higher of each security's respective S&P and Moody's issuer credit rating at December 31, 2017 compared to December 31, 2016.

At December 31, 2017 holdings of bonds in the ten issuers (excluding U.S., Canadian, U.K. and German sovereign government bonds) to which the company had the greatest exposure totaled $3,398.7 (December 31, 2016 – $4,178.6), which represented approximately 8.7% (December 31, 2016 – 14.7%) of the total investment portfolio. Exposure to the largest single issuer of corporate bonds at December 31, 2017 was $663.6 (December 31, 2016 – $461.2), which represented approximately 1.7% (December 31, 2016 – 1.6%) of the total investment portfolio.

The consolidated investment portfolio included $2.5 billion at December 31, 2017 (December 31, 2016 – $4.7 billion) of U.S. state and municipal bonds (approximately $2.3 billion tax-exempt, $0.2 billion taxable), a large portion of which were purchased during 2008 within subsidiary investment portfolios. At December 31, 2017 approximately $1.5 billion (December 31, 2016 – $2.1 billion) of those U.S. state and municipal bonds are insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default, and are therefore all rated AA or better.

Counterparties to derivative contracts

Counterparty risk arises from the company's derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and there may be insufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the then daily fair value of the derivative contracts. The company's exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts whereby counterparties are permitted to take control of the collateral only in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the "net settlement arrangements"). The following table sets out the company's credit risk related to derivative contract counterparties, assuming all such counterparties are simultaneously in default:

	December 31, 2017	December 31, 2016
Total derivative assets(1)	126.7	196.4
Impact of net settlement arrangements	(38.6)	(53.8)
Fair value of collateral deposited for the benefit of the company(2)	(39.1)	(54.0)
Excess collateral pledged by the company in favour of counterparties	9.0	12.2
Initial margin not held in segregated third party custodian accounts	8.2	5.0

Net derivative counterparty exposure after net settlement and collateral arrangements	66.2	105.8

(1)
Excludes equity warrants and equity call options which are not subject to counterparty risk.

(2)
Excludes $0.4 (December 31, 2016 – $8.7) of excess collateral pledged by counterparties.

Collateral deposited for the benefit of the company at December 31, 2017 consisted of cash of $3.6 and government securities of $35.9 (December 31, 2016 – $8.3 and $54.4). The company had not exercised its right to sell or repledge collateral at December 31, 2017.

Recoverable from reinsurers

Credit risk on the company's recoverable from reinsurers balance existed at December 31, 2017 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints. The company regularly assesses the creditworthiness of reinsurers with whom it transacts business. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and to maintain capital and surplus in excess of $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on when amounts remain unpaid beyond contractually specified time periods for each individual reinsurer.

The company's reinsurance security department conducts ongoing detailed assessments of current and potential reinsurers and annual reviews on impaired reinsurers, and provides recommendations for uncollectible reinsurance provisions for the group. This department also collects and maintains individual and group reinsurance exposures across the group. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by the company on acquisition of a subsidiary. The company's largest single recoverable from reinsurer (Munich Reinsurance Company) represented 6.5% of shareholders' equity attributable to shareholders of Fairfax at December 31, 2017 (December 31, 2016 – 3.6%) and is rated A+ by A.M. Best.

The company's gross exposure to credit risk from its reinsurers increased at December 31, 2017 compared to December 31, 2016, principally reflecting the impact from the consolidation of the recoverable from reinsurers of Allied World and Fairfax Latam and current period catastrophe losses ceded to reinsurers. Changes that occurred in the provision for uncollectible reinsurance during the period are disclosed in note 9.

The following table presents the gross recoverable from reinsurers classified according to the financial strength ratings of the reinsurers. Pools and associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

	December 31, 2017			December 31, 2016
A.M. Best Rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	429.6	31.9	397.7	390.0	27.2	362.8
A+	3,878.4	267.2	3,611.2	1,551.0	152.0	1,399.0
A	2,311.9	95.4	2,216.5	1,130.8	67.3	1,063.5
A-	245.5	15.1	230.4	299.7	19.9	279.8
B++	22.2	1.2	21.0	22.0	1.4	20.6
B+	3.1	0.8	2.3	2.0	1.2	0.8
B or lower	5.4	3.0	2.4	11.9	8.9	3.0
Not rated	948.2	493.8	454.4	703.3	218.5	484.8
Pools and associations	134.6	4.5	130.1	71.3	5.6	65.7

	7,978.9	912.9	7,066.0	4,182.0	502.0	3,680.0
Provision for uncollectible reinsurance	(166.4)		(166.4)	(171.7)		(171.7)

Recoverable from reinsurers	7,812.5		6,899.6	4,010.3		3,508.3

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable cost as they fall due. The company's policy is to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed regularly at both the holding company and subsidiary company levels to ensure that future cash needs are met or exceeded by cash flows generated from operating companies.

The holding company's known significant commitments for 2018 consist of payment of the $283.2 dividend on common shares ($10.00 per share paid January 2018), interest and corporate overhead expenses, preferred share dividends, income tax payments, the purchase prices related to the acquisitions of certain businesses of Carillion and the insurance operations of AIG in Uruguay (completed January 31, 2018) and Venezuela, and potential cash outflows related to derivative contracts.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at December 31, 2017 of $2,356.9 provides adequate liquidity to meet the holding company's known commitments in 2018. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility (described in note 15).

The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to the liabilities associated with underwriting, operating costs and expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal on debt investments, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).

The company's insurance and reinsurance subsidiaries (and the holding company on a consolidated basis) focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity or the combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments. At December 31, 2017 portfolio investments net of short sale and derivative obligations totaled $36.9 billion (December 31, 2016 – $27.1 billion). Portfolio investments include investments that may lack liquidity or are inactively traded, including corporate debentures, preferred stocks, common stocks, limited partnership interests and other invested assets. At December 31, 2017 these asset classes represented approximately 12.3% (December 31, 2016 – 9.6%) of the carrying value of the insurance and reinsurance subsidiaries' portfolio investments. Fairfax India and Fairfax Africa held investments that may lack liquidity or are inactively traded with a carrying value of $1,054.7 at December 31, 2017 (December 31, 2016 – $326.6).

The insurance and reinsurance subsidiaries may experience cash inflows or outflows on occasion related to their derivative contracts, including collateral requirements. During 2017 the insurance and reinsurance subsidiaries paid net cash of $285.0 (2016 – $814.4) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The closure in the fourth quarter of 2016 of all of the company's short positions effected through total return swaps in the Russell 2000, S&P 500 and S&P/TSX 60 equity indexes significantly reduced cash flow volatility related to derivatives in 2017.

The non-insurance companies have principal repayments coming due in 2018 of $855.9 primarily related to the Fairfax India and Fairfax Africa term loans. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

The following tables set out the maturity profile of the company's financial liabilities based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

	December 31, 2017
	Less than 3 months	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	1,564.5	578.8	485.3	216.8	93.5	2,938.9
Funds withheld payable to reinsurers	186.6	553.2	41.9	1.4	67.1	850.2
Provision for losses and loss adjustment expenses	2,108.8	5,344.5	8,272.0	4,557.3	8,328.2	28,610.8
Borrowings – principal	47.1	958.0	877.5	1,556.8	2,957.5	6,396.9
Borrowings – interest	45.6	270.1	542.9	381.5	745.6	1,985.7

	3,952.6	7,704.6	10,219.6	6,713.8	12,191.9	40,782.5

	December 31, 2016
	Less than 3 months	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	1,257.4	433.9	347.4	113.3	131.8	2,283.8
Funds withheld payable to reinsurers	125.1	252.0	25.8	1.5	11.8	416.2
Provision for losses and loss adjustment expenses	1,383.5	3,890.0	5,664.4	3,428.0	5,115.9	19,481.8
Borrowings – principal	478.1	237.6	650.8	1,299.6	2,117.4	4,783.5
Borrowings – interest	51.5	197.6	443.1	334.5	610.0	1,636.7

	3,295.6	5,011.1	7,131.5	5,176.9	7,986.9	28,602.0

(1)
Excludes pension and post retirement liabilities, ceded deferred premium acquisition costs and accrued interest. Operating lease commitments are described in note 22.

The timing of loss payments is not fixed and represents the company's best estimate. The payment obligations which are due beyond one year in accounts payable and accrued liabilities primarily relate to certain payables to brokers and reinsurers not expected to be settled in the short term. At December 31, 2017 the company had income taxes payable of $95.6 (December 31, 2016 – $35.4).

The following table provides a maturity profile of the company's short sale and derivative obligations based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

	December 31, 2017			December 31, 2016
	Less than 3 months	3 months to 1 year	Total	Less than 3 months	3 months to 1 year	Total
Equity total return swaps – short positions	12.1	–	12.1	78.1	–	78.1
Equity total return swaps – long positions	15.6	–	15.6	5.1	–	5.1
Foreign exchange forward contracts	58.1	11.6	69.7	89.0	12.4	101.4
U.S. treasury bond forwards	28.8	–	28.8	49.7	–	49.7

	114.6	11.6	126.2	221.9	12.4	234.3

Market Risk

Market risk (comprised of foreign currency risk, interest rate risk and other price risk) is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure at the subsidiary level and in total at the holding company level. The following is a discussion of the company's primary market risk exposures and how those exposures are managed.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Typically, as interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of a change in interest rates. The company's interest rate risk management strategy is to position its fixed income portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At December 31, 2017 the company's investment portfolio included fixed income securities with an aggregate fair value of $10.3 billion that is subject to interest rate risk.

The company's exposure to interest rate risk remained relatively unchanged in 2017 compared to 2016 on a pre-tax basis. Allied World's bond portfolio ($5,337.2, acquired on July 6, 2017) was re-balanced to reflect the company's interest rate risk tolerance. Net sales of long dated U.S. state and municipal bonds (net proceeds of $2,346.5) were broadly in line with the decrease in the notional amount of forward contracts to sell long dated U.S. treasury bonds (notional amount of $1,693.8 at December 31, 2017 compared to $3,013.4 at December 31, 2016). The table below, which displays the potential impact on net earnings of changes in interest rates on the company's fixed income portfolio, incorporates the anticipated effects of U.S. tax reform on the company's effective tax rate in 2017. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at December 31, 2017 compared to December 31, 2016.

Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company's investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of the company's existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of fixed income securities held. These risks are monitored by the company's senior portfolio managers and CEO, and taken into consideration when managing the consolidated bond portfolio.

The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.

	December 31, 2017			December 31, 2016
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)
Change in interest rates
200 basis point increase	9,897.4	(306.2)	(3.8)	9,758.6	(295.1)	(4.0)
100 basis point increase	10,090.1	(155.6)	(2.0)	9,962.2	(148.2)	(2.0)
No change	10,290.8	–	–	10,167.5	–	–
100 basis point decrease	10,498.6	161.3	2.0	10,338.3	124.6	1.7
200 basis point decrease	10,720.5	332.0	4.2	10,480.2	228.6	3.1

(1)
Includes the impact of forward contracts to sell long dated U.S. treasury bonds with a notional amount of $1,693.8 (December 31, 2016 – $3,013.4).

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income securities at the indicated date, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations may include non-parallel shifts in the term structure of interest rates and changes in individual issuer credit spreads.

Market price fluctuations

Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. Changes to the company's exposure to equity price risk through its equity and equity-related holdings at December 31, 2017 compared to December 31, 2016 are described below.

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition.

Throughout most of 2016 the company had economically hedged certain market risks associated with its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential significant decline in equity markets by way of short positions effected through equity and equity index total return swaps (including short positions in certain equity indexes and individual equities) and equity index put options (S&P 500). The company's equity hedges were structured to provide a return that was inverse to changes in the fair values of the indexes and certain individual equities.

The company discontinued its economic equity hedging strategy in the fourth quarter of 2016 after giving consideration to the possible and actual outcome of the U.S. elections and the potential for fundamental changes that could improve U.S. economic growth and equity markets. During 2016 the company closed out $6,350.6 notional amount of short positions effected through equity index total return swaps (comprised of Russell 2000, S&P 500 and S&P/TSX 60 short equity index total return swaps) and recognized a net loss on investment of $955.2 (realized loss of $2,665.4 of which $1,710.2 had been recognized as unrealized losses in prior years). The company continues to hold short equity and equity index total return swaps for investment purposes, but no longer regards them as hedges of its equity and equity-related holdings. During 2017 the company closed out $1,202.9 notional amount of short equity total return swaps and recognized a net loss on investment of $237.9 (realized loss of $553.1 of which $315.2 was recognized as unrealized losses in prior years). In the first quarter of 2018 the company closed out an additional $481.3 notional amount of short equity and equity index total return swaps and recognized a net loss on investment of $8.1 (realized loss of $199.0 of which $190.9 was recognized as unrealized losses in prior years), which reduced the notional amount of remaining short equity and equity index total return swaps to approximately $509.

The following table summarizes the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position as at December 31, 2017 and 2016 and results of operations for the years then ended. The company considers the fair value of $3,846.2 (December 31, 2016 – $1,752.5) of its non-insurance investments in associates (see note 6) as a component of its equity and equity-related holdings when assessing its net equity exposures.

	December 31, 2017		December 31, 2016		Year ended December 31, 2017	Year ended December 31, 2016
	Exposure/ Notional amount	Carrying value	Exposure/ Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)
Long equity exposures:
Common stocks(1)	5,578.1	5,578.1	4,181.4	4,181.4	707.8	(78.0)
Preferred stocks – convertible	68.1	68.1	9.1	9.1	(1.6)	(6.6)
Bonds – convertible	833.8	833.8	638.2	638.2	233.1	(39.4)
Investments in associates(2)	3,846.2	2,945.3	1,752.5	1,693.0	69.8	–
Derivatives and other invested assets:
Equity total return swaps – long positions	697.8	2.2	213.1	4.3	19.6	23.3
Equity warrants and call options(4)	77.6	77.6	19.3	19.3	38.3	(4.0)

Total equity and equity related holdings	11,101.6	9,505.1	6,813.6	6,545.3	1,067.0	(104.7)

Short equity exposures and equity hedges(3):
Derivatives and other invested assets:
Equity total return swaps – short positions	(892.5)	(0.3)	(1,623.0)	(67.7)	(408.7)	(208.0)
Equity index total return swaps – short positions	(52.6)	0.4	(43.3)	0.6	(9.2)	(971.8)
Equity index put options(4)	–	–	–	–	–	(13.1)

	(945.1)	0.1	(1,666.3)	(67.1)	(417.9)	(1,192.9)

Net equity exposures and financial effects	10,156.5		5,147.3		649.1	(1,297.6)

(1)
The company excludes other funds that are invested principally in fixed income securities with a carrying value of $90.9 at December 31, 2017 (December 31, 2016 – $157.1) when measuring its equity and equity-related exposure.

(2)
Excludes the company's insurance and reinsurance investments in associates which are considered long term strategic holdings. See note 6 for details.

(3)
Prior to the fourth quarter of 2016 the short equity exposures were considered economic hedges of certain market risks associated with the company's equity and equity-related holdings.

(4)
The company does not consider the notional amounts of the S&P 500 call options and put options in its assessment of its net equity exposures if they are out-of-the-money.

The table that follows illustrates the potential impact on net earnings of changes in the fair value of the company's equity and equity-related holdings (long exposures net of short exposures) as a result of changes in global equity markets at December 31, 2017 and 2016. The analysis assumes variations of 5% and 10% which the company believes to be reasonably possible based on analysis of the return on various equity indexes and management's knowledge of global equity markets.

	December 31, 2017			December 31, 2016
	Fair value of equity and equity- related holdings	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value	Fair value of equity and equity- related holdings	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in global equity markets
10% increase	6,887.9	479.9	9.2	3,755.3	248.6	10.6
5% increase	6,597.9	239.0	4.6	3,569.7	119.6	5.2
No change	6,310.3	–	–	3,394.7	–	–
5% decrease	6,023.0	(238.5)	(4.6)	3,233.5	(106.7)	(4.7)
10% decrease	5,738.1	(475.0)	(9.1)	3,082.9	(204.5)	(9.2)

The changes in fair value of non-insurance investments in associates have been excluded from each of the scenarios presented above as any change in the fair value of an investment in associate is generally recognized in the company's consolidated financial reporting only upon ultimate disposition of the associate.

The company's risk management objective with respect to market price fluctuations places primary emphasis on the preservation of invested capital. Subsequent to the economic downturn in 2008, the company became increasingly concerned about the risk of a potential significant decline in global equity markets. From 2010 until the fourth quarter of 2016, the company relied on certain derivative financial instruments to protect its equity and equity-related holdings. In the latter part of 2016, the company's sentiment with respect to U.S. economic growth and improvements in the global equity markets improved, resulting in the discontinuation of the economic equity hedging strategy. In the foreseeable future, the company does not expect to apply equity hedging strategies and will remain focused on its long-term value-oriented investment philosophy, seeking investments that are attractively priced, are selling at a discount to intrinsic value and afford a margin of safety.

At December 31, 2017 the company's exposure to the ten largest issuers of common stock owned in its investment portfolio was $3,138.1, which represented 8.0% of the total investment portfolio (December 31, 2016 – $2,113.8, 7.4%). The exposure to the largest single issuer of common stock held at December 31, 2017 was $549.0, which represented 1.4% of the total investment portfolio (December 31, 2016 – $391.7, 1.4%).

Risk of decreasing price levels

The risk of decreases in the general price level of goods and services is the potential for negative impacts on the consolidated balance sheet (including the company's equity and equity-related holdings and fixed income investments in non-sovereign debt) and the consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.

The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2017 these contracts have a remaining weighted average life of 4.6 years (December 31, 2016 – 5.6 years), a notional amount of $117.3 billion (December 31, 2016 – $110.4 billion) and a fair value of $39.6 (December 31, 2016 -$83.4). As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The company's maximum potential loss on any contract is limited to the original cost of that contract. During 2017 the company did not enter into any new CPI-linked derivative contracts. The company's CPI-linked derivative contracts produced net unrealized losses of $71.0 in 2017 (2016 – $196.2).

Foreign currency risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, and also through its investments in associates and net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage foreign currency exposure on foreign currency denominated transactions. Foreign currency denominated liabilities may be used to manage the company's foreign currency exposures to net investments in foreign operations having a functional currency other than the U.S. dollar. The company's exposure to foreign currency risk was not significantly different at December 31, 2017 compared to December 31, 2016.

The company's foreign currency risk management objective is to mitigate the impact of foreign currency exchange rate fluctuations on total equity, notwithstanding the company's exposure to the Indian rupee resulting from its investment in Fairfax India. At the consolidated level the company accumulates, and matches, all significant asset and liability foreign currency exposures, thereby identifying any net unmatched positions, whether long or short. The company may then take action to cure an unmatched position through the acquisition of a derivative contract or the purchase or sale of investments denominated in the exposed currency.

A portion of the company's premiums are written in foreign currencies and a portion of the company's loss reserves are denominated in foreign currencies. Moreover, a portion of the company's cash and investments are held in currencies other than the U.S. dollar. In general, the company manages foreign currency risk on liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate. The company also monitors the exposure of invested assets to foreign currency risk and limits these amounts as deemed necessary. The company may nevertheless, from time to time, experience gains or losses resulting from fluctuations in the values of these foreign currencies, which may favourably or adversely affect operating results.

At December 31, 2017 the company had designated the carrying value of Cdn$2,212.9 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,868.6 (December 31, 2016 – principal amount of Cdn$1,975.0 with a fair value of $1,618.1) as a hedge of its net investment in its Canadian subsidiaries for financial reporting. In 2017 the company recognized pre-tax losses of $106.3 (2016 – $37.5) related to exchange rate movements on the unsecured senior notes in losses on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

The pre-tax foreign exchange effect on certain line items in the company's consolidated financial statements for the years ended December 31 follows:

	2017	2016
Net gains (losses) on investments
Investing activities	88.8	(136.9)
Underwriting activities	(74.9)	19.7
Foreign currency forward contracts	(11.1)	(12.3)

Foreign currency net gains (losses) included in pre-tax earnings (loss)	2.8	(129.5)

The table below shows the approximate effect of a 5% appreciation of the U.S. dollar against each of the Canadian dollar, euro, British pound sterling, Indian rupee and all other currencies, respectively, on pre-tax earnings (loss), net earnings (loss), pre-tax other comprehensive income (loss) and other comprehensive income (loss). Certain shortcomings are inherent in the method of analysis presented, including the assumption that the 5% appreciation of the U.S. dollar occurred at December 31, 2017 with all other variables held constant.

	Canadian dollar		Euro		British pound sterling		Indian rupee		All other currencies		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Pre-tax earnings (loss)	32.5	40.6	6.2	9.5	5.7	15.6	(64.8)	(31.2)	(55.7)	24.0	(76.1)	58.5
Net earnings (loss)	24.3	28.0	5.0	7.8	5.4	11.7	(57.3)	(21.9)	(45.4)	13.8	(68.0)	39.4
Pre-tax other comprehensive income (loss)	(75.3)	(66.1)	(60.8)	(1.7)	(33.6)	(29.9)	(128.5)	(99.3)	(54.3)	(60.0)	(352.5)	(257.0)
Other comprehensive income (loss)	(73.8)	(66.0)	(54.7)	4.3	(33.4)	(28.5)	(126.8)	(94.0)	(50.9)	(60.0)	(339.6)	(244.2)

The hypothetical impact in 2017 of the foreign currency movements on pre-tax earnings (loss) in the table above principally related to the following:

  Canadian dollar:    Foreign exchange forward contracts used as economic hedges of operational exposure at OdysseyRe (including OdysseyRe's net investment in its Canadian branch where the net assets are translated through other comprehensive income), the translation of the company's Canadian dollar denominated senior notes not included as part of the hedge of net investment in Canadian subsidiaries and certain net assets of Allied World (consolidated during 2017).

  Euro:    Foreign exchange forward contracts at OdysseyRe and Crum & Forster used as economic hedges of euro denominated operational exposure and portfolio investments, and certain net liabilities of Allied World (consolidated during 2017) and Run-off (principally provision for losses and loss adjustment expenses, partially offset by portfolio investments).

  British pound sterling:    Certain net liabilities at OdysseyRe (principally insurance contract liabilities net of recoverable from reinsurers and portfolio investments) and Allied World (consolidated during 2017), partially offset by certain net assets at Brit (principally portfolio investments and recoverable from reinsurers, net of insurance contract liabilities).

  Indian rupee:    The company's 9.9% equity interest in ICICI Lombard (reclassified from investments in associates to holding company cash and investments within Fairfax Asia during 2017) and portfolio investments held broadly across the company.

  All other currencies:    U.S. dollar denominated portfolio investments held in entities where the functional currency is other than the U.S. dollar (primarily at OdysseyRe's Paris branch and Newline syndicate), foreign exchange forward contracts used as economic hedges of operational exposure at OdysseyRe and certain net assets of Allied World (consolidated during 2017), partially offset by certain net liabilities at Fairfax India (primarily U.S. dollar long term debt).

The hypothetical impact in 2017 of the foreign currency movements on pre-tax other comprehensive income (loss) in the table above principally related to the translation of the company's non-U.S. dollar net investments in subsidiaries and investments in associates as follows:

  Canadian dollar:    Net investments in Northbridge and Canadian subsidiaries within the Other reporting segment, partially offset by the impact of the hedge of net investment in Canadian subsidiaries.

  Euro:    Net investments in Grivalia Properties (consolidated during 2017) and investments in associates (primarily Eurolife, Astarta and KWF LPs), partially offset by net liabilities in OdysseyRe's Paris branch.

  British pound sterling:    Net investments in Newline syndicate (OdysseyRe) and RiverStone Insurance in the U.K. (European Run-off).

  Indian rupee:    Net investments in Fairfax India and Thomas Cook India.

  All other currencies:    Net investments in Fairfax Latin America (Argentine peso, Chilean peso, Colombian peso), Bryte Insurance (South African rand), Polish Re (Polish zloty), AMAG (Indonesian rupiah), Fairfirst Insurance (Sri Lankan rupee) and Pacific Insurance (Malaysian ringgit), and investments in associates (primarily Kuwaiti dinar at Gulf Insurance, South African rand at AFGRI and Vietnamese dong at BIC Insurance).

Capital Management

The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at December 31, 2017, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $24,826.1 compared to $16,587.7 at December 31, 2016. The company manages its capital based on the following financial measurements and ratios to provide an indication of the company's ability to issue and service debt without impacting the operating companies or their portfolio investments:

	December 31, 2017	December 31, 2016
Holding company cash and investments (net of short sale and derivative obligations)	2,356.9	1,329.4

Borrowings – holding company	3,475.1	3,472.5
Borrowings – insurance and reinsurance companies	1,373.0	435.5
Borrowings – non-insurance companies	1,566.0	859.6

Total debt	6,414.1	4,767.6

Net debt(1)	4,057.2	3,438.2

Common shareholders' equity	12,475.6	8,484.6
Preferred stock	1,335.5	1,335.5
Non-controlling interests	4,600.9	2,000.0

Total equity	18,412.0	11,820.1

Net debt/total equity	22.0%	29.1%
Net debt/net total capital(2)	18.1%	22.5%
Total debt/total capital(3)	25.8%	28.7%
Interest coverage(4)	7.1x	n/a
Interest and preferred share dividend distribution coverage(5)	6.0x	n/a
(1)
Net debt is is calculated by the company as total debt less holding company cash and investments (net of short sale and derivative obligations).

(2)
Net total capital is calculated by the company as the sum of total equity and net debt.

(3)
Total capital is calculated by the company as the sum of total equity and total debt.

(4)
Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.

During 2017 the company completed an underwritten public offering of Cdn$650.0 principal amount of 4.25% senior notes due 2027 for net proceeds of $509.5. Those net proceeds were used to redeem the company's remaining Cdn$388.4 principal amount 7.5% senior notes for cash consideration of $340.6 (including accrued interest), repay $124.9 principal amount of purchase consideration payable upon maturity and reduce the amount outstanding on the company's revolving credit facility (note 15). The company also issued 5,075,894 subordinate voting shares with a fair value of $2,191.6 as part of the acquisition of Allied World (note 23).

The company's capital management objectives include maintaining sufficient liquid resources at the holding company to be able to pay interest on debt, dividends to preferred shareholders and all other holding company obligations. Accordingly, the company monitors its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 5 of the table above.

In the United States, the National Association of Insurance Commissioners ("NAIC") has developed a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance, investment and other business activities. At December 31, 2017 Crum & Forster, Zenith National, Allied World, OdysseyRe and U.S. Run-off subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level.

In Bermuda, the Bermuda Insurance Act 1978 imposes solvency and liquidity standards on Bermuda insurers and reinsurers. There is a requirement to hold available statutory economic capital and surplus equal to or in excess of an enhanced capital and target capital level as determined by the Bermuda Monetary Authority under the Bermuda Solvency Capital Requirement model. The target capital level is measured as 120% of the enhanced capital requirements. At December 31, 2017 Allied World was in compliance with Bermuda's regulatory requirements.

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2017 Northbridge's subsidiaries had a weighted average MCT ratio in excess of the 150% minimum supervisory target.

The Lloyd's market is subject to the solvency and capital adequacy requirements of the Prudential Regulatory Authority in the U.K. The capital requirements of Brit are based on the output of an internal model which reflects the risk profile of the business. At December 31, 2017 Brit's available capital was in excess of its management capital requirements (capital required for business strategy and regulatory requirements).

In countries other than the U.S., Canada, the U.K. and Bermuda where the company operates, the company met or exceeded the applicable regulatory capital requirements at December 31, 2017.

25.  Segmented Information

The company identifies its operating segments by operating company, consistent with its management structure. Certain of the operating segments have been aggregated into reporting segments, with reporting segments categorized by type of business as described below. The accounting policies of the reporting segments are the same as those described in note 3. Transfer prices for inter-segment transactions are set at arm's length. Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.

Insurance and Reinsurance

Northbridge – A national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries.

OdysseyRe – A U.S.-based reinsurer that provides a full range of property and casualty products on a worldwide basis, and that underwrites specialty insurance, primarily in the U.S. and in the U.K., both directly and through the Lloyd's market in London.

Crum & Forster – A national commercial property and casualty insurer in the U.S. writing a broad range of commercial coverages, principally specialty coverages.

Zenith National – An insurer primarily engaged in workers' compensation business in the U.S.

Brit – A market-leading global Lloyd's of London specialty insurer and reinsurer.

Allied World – A global property, casualty and specialty insurer and reinsurer with a presence at Lloyd's.

Fairfax Asia – This reporting segment includes the company's operations that underwrite insurance and reinsurance coverages in Singapore (First Capital, sold on December 28, 2017), Hong Kong (Falcon), Malaysia (Pacific Insurance), Indonesia (AMAG, acquired on October 10, 2016), and Sri Lanka (Fairfirst Insurance, acquired on October 3, 2016). Fairfax Asia also includes the company's equity accounted interests in Vietnam-based BIC Insurance (35.0%), Thailand-based Falcon Thailand (41.2%) and Mumbai-based ICICI Lombard (partially sold during 2017 and reclassified to a common stock investment).

Insurance and Reinsurance – Other – This reporting segment is comprised of Group Re, Bryte Insurance (acquired on December 7, 2016), Advent, Fairfax Latin America and Fairfax Central and Eastern Europe ("Fairfax CEE"). Group Re primarily constitutes the participation of CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business. Bryte Insurance is an established property and casualty insurer in South Africa and Botswana. Advent is a specialty property reinsurance and insurance company operating through Syndicate 780 at Lloyd's. Fairfax Latin America is comprised of Fairfax Brasil, which writes commercial property and casualty insurance in Brazil, and Fairfax Latam, consisting of property and casualty insurance operations in Chile, Colombia and Argentina. Fairfax CEE is comprised of Polish Re, which writes reinsurance in Central and Eastern Europe, and Colonnade Insurance, a Luxembourg property and casualty insurer with branches in each of the Czech Republic, Hungary, Slovakia, Poland, Bulgaria and Romania, and an insurance subsidiary in Ukraine.

Run-off

The Run-off reporting segment principally comprises RiverStone (UK), Syndicate 3500 at Lloyd's (managed by RiverStone Managing Agency Limited), RiverStone Insurance (European Run-off) and TIG Insurance (U.S. Run-off).

Other

The Other reporting segment is comprised of the company's non-insurance operations, including Cara and its subsidiaries St-Hubert (acquired on September 2, 2016), Original Joe's (acquired on November 28, 2016) and Pickle Barrel (acquired on December 1, 2017), The Keg, Thomas Cook India and its subsidiaries Quess and Sterling Resorts, Grivalia Properties (consolidated on July 4, 2017), Mosaic Capital (consolidated on January 26, 2017), Pethealth, Praktiker, Sporting Life, William Ashley, Boat Rocker, Golf Town (acquired on October 31, 2016), Fairfax Africa (since its initial public offering on February 17, 2017), and Fairfax India and its subsidiaries NCML, Fairchem (merged on March 14, 2017 with Privi Organics (acquired on August 26, 2016)) and Saurashtra Freight (acquired on February 14, 2017).

Corporate and Other

Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies and Hamblin Watsa, an investment management company.

Sources of Earnings by Reporting Segment

Sources of earnings by reporting segment for the years ended December 31 were as follows:

2017

	Insurance and Reinsurance
													Eliminations and adjustments
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other		Consolidated
Gross premiums written
External	1,180.4	2,725.7	2,120.0	849.0	2,048.1	1,447.6	667.9	1,160.4	12,199.1	8.4	–	–	–	12,207.5
Intercompany	6.6	57.4	54.5	–	8.9	–	2.5	83.9	213.8	–	–	–	(213.8)	–

	1,187.0	2,783.1	2,174.5	849.0	2,057.0	1,447.6	670.4	1,244.3	12,412.9	8.4	–	–	(213.8)	12,207.5

Net premiums written	1,064.9	2,495.9	1,863.4	837.4	1,530.9	991.9	327.5	863.3	9,975.2	8.3	–	–	–	9,983.5

Net premiums earned
External	1,023.7	2,318.3	1,822.1	814.1	1,537.3	1,041.3	369.3	775.2	9,701.3	20.1	–	–	–	9,721.4
Intercompany	(4.0)	15.1	30.7	(2.5)	(0.4)	(12.6)	(41.7)	15.4	–	–	–	–	–	–

	1,019.7	2,333.4	1,852.8	811.6	1,536.9	1,028.7	327.6	790.6	9,701.3	20.1	–	–	–	9,721.4
Underwriting expenses(2)	(1,010.7)	(2,273.4)	(1,849.6)	(694.4)	(1,738.8)	(1,615.3)	(289.4)	(871.2)	(10,342.8)	(227.5)	–	–	–	(10,570.3)

Underwriting profit (loss)	9.0	60.0	3.2	117.2	(201.9)	(586.6)	38.2	(80.6)	(641.5)	(207.4)	–	–	–	(848.9)

Interest income	56.1	131.0	53.4	26.8	41.9	76.8	31.3	38.7	456.0	37.2	29.7	(8.3)	–	514.6
Dividends	9.5	15.6	3.4	3.8	3.7	2.2	3.2	11.8	53.2	4.6	9.1	6.3	–	73.2
Investment expenses	(11.5)	(21.7)	(23.0)	(7.2)	(13.0)	(13.1)	(5.4)	(12.0)	(106.9)	(12.9)	(143.7)	(2.1)	236.8	(28.8)

Interest and dividends	54.1	124.9	33.8	23.4	32.6	65.9	29.1	38.5	402.3	28.9	(104.9)	(4.1)	236.8	559.0

Share of profit (loss) of associates	3.2	7.2	(1.1)	(9.8)	9.2	(17.6)	29.4	3.0	23.5	(6.1)	55.4	127.7	–	200.5

Other
Revenue	–	–	–	–	–	–	–	–	–	–	3,257.6	–	–	3,257.6
Expenses	–	–	–	–	–	–	–	–	–	–	(2,996.0)	–	–	(2,996.0)

	–	–	–	–	–	–	–	–	–	–	261.6	–	–	261.6

Operating income (loss)	66.3	192.1	35.9	130.8	(160.1)	(538.3)	96.7	(39.1)	(215.7)	(184.6)	212.1	123.6	236.8	172.2
Net gains (losses) on investments	44.8	253.1	27.9	26.6	79.0	(26.5)	1,083.9	69.5	1,558.3	73.3	7.2	(171.3)	–	1,467.5
Gain on sale of subsidiary	–	–	–	–	–	–	1,018.6	–	1,018.6	–	–	–	–	1,018.6
Loss on repurchase of long term debt (note 15)	–	–	–	–	–	–	–	–	–	–	–	(28.6)	–	(28.6)
Interest expense	–	(3.3)	(1.8)	(3.3)	(12.5)	(15.6)	–	(4.8)	(41.3)	–	(65.8)	(224.1)	–	(331.2)
Corporate overhead	(8.7)	(27.4)	(25.4)	(8.2)	(9.2)	(27.9)	(2.6)	(22.2)	(131.6)	–	–	93.1	(236.8)	(275.3)

Pre-tax income (loss)	102.4	414.5	36.6	145.9	(102.8)	(608.3)	2,196.6	3.4	2,188.3	(111.3)	153.5	(207.3)	–	2,023.2
Income taxes														(408.3)

Net earnings														1,614.9

Attributable to:
Shareholders of Fairfax														1,740.6
Non-controlling interests														(125.7)

														1,614.9

(1)
Allied World is included in the company's financial reporting with effect from July 6, 2017.

(2)
Total underwriting expenses for the year ended December 31, 2017 are comprised as shown below. Accident year total underwriting expenses exclude the impact of favourable or unfavourable prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies
Loss & LAE – accident year	760.1	1,827.7	1,209.8	477.9	1,117.8	1,293.1	263.1	563.8	7,513.3
Commissions	164.5	492.5	292.4	83.5	424.8	32.6	4.7	148.4	1,643.4
Premium acquisition costs and other underwriting expenses	179.6	241.3	357.6	209.4	205.7	217.7	73.9	192.6	1,677.8

Total underwriting expenses – accident year	1,104.2	2,561.5	1,859.8	770.8	1,748.3	1,543.4	341.7	904.8	10,834.5
Unfavourable (favourable) claims reserve development	(93.5)	(288.1)	(10.2)	(76.4)	(9.5)	71.9	(52.3)	(33.6)	(491.7)

Total underwriting expenses – calendar year	1,010.7	2,273.4	1,849.6	694.4	1,738.8	1,615.3	289.4	871.2	10,342.8

2016

	Insurance and Reinsurance
												Eliminations and adjustments
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other		Consolidated
Gross premiums written
External	1,052.3	2,355.8	2,011.8	831.7	1,904.3	636.1	558.4	9,350.4	183.9	–	–	–	9,534.3
Intercompany	2.8	24.9	43.2	–	7.9	12.6	84.9	176.3	–	–	–	(176.3)	–

	1,055.1	2,380.7	2,055.0	831.7	1,912.2	648.7	643.3	9,526.7	183.9	–	–	(176.3)	9,534.3

Net premiums written	942.6	2,100.2	1,801.1	819.4	1,480.2	303.1	458.4	7,905.0	183.4	–	–	–	8,088.4

Net premiums earned
External	915.8	2,083.9	1,738.6	809.3	1,396.5	348.5	406.1	7,698.7	163.5	–	–	–	7,862.2
Intercompany	(7.0)	(9.8)	30.9	(2.0)	2.8	(46.0)	31.1	–	–	–	–	–	–

	908.8	2,074.1	1,769.5	807.3	1,399.3	302.5	437.2	7,698.7	163.5	–	–	–	7,862.2
Underwriting expenses(1)	(862.5)	(1,838.9)	(1,737.1)	(643.2)	(1,370.2)	(261.4)	(409.5)	(7,122.8)	(348.6)	–	–	–	(7,471.4)

Underwriting profit (loss)	46.3	235.2	32.4	164.1	29.1	41.1	27.7	575.9	(185.1)	–	–	–	390.8

Interest income	56.6	158.5	72.8	33.0	66.5	26.6	32.2	446.2	58.6	21.3	(11.7)	–	514.4
Dividends	8.4	23.9	5.8	4.3	2.6	3.4	2.7	51.1	5.9	8.2	1.6	–	66.8
Investment expenses	(12.8)	(28.7)	(12.8)	(7.7)	(13.7)	(3.3)	(8.3)	(87.3)	(13.3)	(12.8)	(1.4)	88.8	(26.0)

Interest and dividends	52.2	153.7	65.8	29.6	55.4	26.7	26.6	410.0	51.2	16.7	(11.5)	88.8	555.2

Share of profit (loss) of associates	5.2	17.3	(22.6)	1.2	3.4	48.1	0.7	53.3	(15.5)	13.6	(27.2)	–	24.2

Other
Revenue	–	–	–	–	–	–	–	–	–	2,061.6	–	–	2,061.6
Expenses	–	–	–	–	–	–	–	–	–	(1,958.4)	–	–	(1,958.4)

	–	–	–	–	–	–	–	–	–	103.2	–	–	103.2

Operating income (loss)	103.7	406.2	75.6	194.9	87.9	115.9	55.0	1,039.2	(149.4)	133.5	(38.7)	88.8	1,073.4
Net gains (losses) on investments(3)	(161.3)	(318.7)	(184.7)	(168.2)	87.3	(1.7)	(90.0)	(837.3)	(225.2)	30.1	(171.2)	–	(1,203.6)
Interest expense	–	(2.8)	(1.6)	(3.3)	(14.2)	–	(4.2)	(26.1)	–	(28.3)	(188.4)	–	(242.8)
Corporate overhead	(6.6)	(30.2)	(20.4)	(8.4)	(9.2)	(0.1)	–	(74.9)	–	–	(17.6)	(88.8)	(181.3)

Pre-tax income (loss)	(64.2)	54.5	(131.1)	15.0	151.8	114.1	(39.2)	100.9	(374.6)	135.3	(415.9)	–	(554.3)
Income taxes													159.6

Net loss													(394.7)

Attributable to:
Shareholders of Fairfax													(512.5)
Non-controlling interests													117.8

													(394.7)

(1)
Total underwriting expenses for the year ended December 31, 2016 are comprised as shown below. Accident year total underwriting expenses exclude the impact of favourable or unfavourable prior year claims reserve development.
	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating companies
Loss & LAE – accident year	651.1	1,438.4	1,136.1	459.3	909.7	252.5	290.1	5,137.2
Commissions	150.6	431.4	283.2	81.9	292.3	(6.5)	101.8	1,334.7
Premium acquisition costs and other underwriting expenses	173.6	235.6	326.1	203.0	221.7	67.5	78.0	1,305.5

Total underwriting expenses – accident year	975.3	2,105.4	1,745.4	744.2	1,423.7	313.5	469.9	7,777.4
Favourable claims reserve development	(112.8)	(266.5)	(8.3)	(101.0)	(53.5)	(52.1)	(60.4)	(654.6)

Total underwriting expenses – calendar year	862.5	1,838.9	1,737.1	643.2	1,370.2	261.4	409.5	7,122.8

Investments in Associates, Additions to Goodwill, Segment Assets and Segment Liabilities

Investments in associates, additions to goodwill, segment assets and segment liabilities by reporting segment as at and for the years ended December 31 were as follows:

	Investments in associates		Additions to goodwill		Segment assets		Segment liabilities
	2017	2016	2017	2016	2017	2016	2017	2016
Insurance and Reinsurance
Northbridge	218.6	206.9	1.1	–	4,527.2	4,149.9	2,804.6	2,630.2
OdysseyRe	355.7	373.5	–	–	11,316.1	10,334.8	7,248.4	6,370.5
Crum & Forster	263.2	153.5	–	7.8	6,290.6	6,294.1	4,651.1	4,625.7
Zenith National	162.9	146.9	–	–	2,586.8	2,590.7	1,653.8	1,633.1
Brit	231.4	217.8	–	–	7,480.1	6,579.5	5,930.1	4,915.7
Allied World(1)	210.5	–	937.9	–	14,584.4	–	10,937.2	–
Fairfax Asia	100.9	487.3	(24.2)	69.5	1,930.7	2,684.7	674.5	1,457.7
Other	92.0	127.4	19.6	11.5	4,321.3	2,656.2	3,223.5	1,850.1

Operating companies	1,635.2	1,713.3	934.4	88.8	53,037.2	35,289.9	37,123.2	23,483.0
Run-off	252.0	308.2	–	–	5,207.2	5,709.5	3,456.5	3,970.4
Other	1,250.8	255.3	277.9	127.2	8,684.0	4,740.2	3,245.8	2,029.8
Corporate and Other and eliminations and adjustments	518.3	356.7	–	–	(2,838.3)	(2,355.2)	1,852.6	2,081.1

Consolidated	3,656.3	2,633.5	1,212.3	216.0	64,090.1	43,384.4	45,678.1	31,564.3

(1)
Allied World is included in the company's financial reporting with effect from July 6, 2017.

Product Line

Net premiums earned by product line for the years ended December 31 was as follows:

	Property		Casualty		Specialty		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Net premiums earned – Insurance and Reinsurance
Northbridge	449.1	395.6	474.4	423.8	96.2	89.4	1,019.7	908.8
OdysseyRe	1,206.0	1,159.9	901.5	714.5	225.9	199.7	2,333.4	2,074.1
Crum & Forster	238.9	237.0	1,518.0	1,426.6	95.9	105.9	1,852.8	1,769.5
Zenith National	32.1	29.3	779.5	778.0	–	–	811.6	807.3
Brit	427.1	402.7	755.7	664.3	354.1	332.3	1,536.9	1,399.3
Allied World(1)	360.9	–	607.4	–	60.4	–	1,028.7	–
Fairfax Asia	65.6	57.4	219.2	191.2	42.8	53.9	327.6	302.5
Other	405.9	191.9	221.9	146.1	162.8	99.2	790.6	437.2

Operating companies	3,185.6	2,473.8	5,477.6	4,344.5	1,038.1	880.4	9,701.3	7,698.7
Run-off	–	0.4	22.9	162.6	(2.8)	0.5	20.1	163.5

Consolidated net premiums earned	3,185.6	2,474.2	5,500.5	4,507.1	1,035.3	880.9	9,721.4	7,862.2
Interest and dividends							559.0	555.2
Share of profit of associates							200.5	24.2
Net gains (losses) on investments							1,467.5	(1,203.6)
Gain on sale of subsidiary							1,018.6	–
Other							3,257.6	2,061.6

Consolidated revenue							16,224.6	9,299.6

Allocation of net premiums earned	32.8%	31.5%	56.6%	57.3%	10.6%	11.2%
(1)
Allied World is included in the company's financial reporting with effect from July 6, 2017.

Geographic Region

Net premiums earned by geographic region for the years ended December 31 was as follows:

	Canada		United States		Asia(1)		International(2)		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Net premiums earned – Insurance and Reinsurance
Northbridge	1,007.2	899.5	12.5	9.3	–	–	–	–	1,019.7	908.8
OdysseyRe	76.8	72.5	1,539.2	1,319.3	247.2	231.4	470.2	450.9	2,333.4	2,074.1
Crum & Forster	–	–	1,852.6	1,769.3	–	–	0.2	0.2	1,852.8	1,769.5
Zenith National	–	–	811.6	807.3	–	–	–	–	811.6	807.3
Brit	83.1	77.1	1,036.5	942.1	60.3	54.0	357.0	326.1	1,536.9	1,399.3
Allied World(3)	20.5	–	773.7	–	88.2	–	146.3	–	1,028.7	–
Fairfax Asia	0.1	0.1	–	0.3	319.0	293.2	8.5	8.9	327.6	302.5
Other	9.1	3.9	98.9	142.6	108.0	105.7	574.6	185.0	790.6	437.2

Operating companies	1,196.8	1,053.1	6,125.0	4,990.2	822.7	684.3	1,556.8	971.1	9,701.3	7,698.7
Run-off	–	–	23.7	162.6	–	–	(3.6)	0.9	20.1	163.5

Consolidated net premiums earned	1,196.8	1,053.1	6,148.7	5,152.8	822.7	684.3	1,553.2	972.0	9,721.4	7,862.2
Interest and dividends									559.0	555.2
Share of profit of associates									200.5	24.2
Net gains (losses) on investments									1,467.5	(1,203.6)
Gain on sale of subsidiary									1,018.6	–
Other									3,257.6	2,061.6

Consolidated revenue									16,224.6	9,299.6

Allocation of net premiums earned	12.3%	13.4%	63.2%	65.5%	8.5%	8.7%	16.0%	12.4%
(1)
The Asia geographic segment comprises countries located throughout Asia, including China, India, Sri Lanka, Malaysia, Singapore, Indonesia and Thailand, and the Middle East.

(2)
The International geographic segment comprises Australia and countries located in Africa, Europe and South America.

(3)
Allied World is included in the company's financial reporting with effect from July 6,  2017.

26. Expenses

  Losses on claims, net, operating expenses and other expenses for the years ended December 31 were comprised as follows:

	2017			2016
	Insurance and reinsurance companies(1)	Non-insurance companies(2)	Total	Insurance and reinsurance companies(1)	Non-insurance companies(2)	Total
Losses and loss adjustment expenses	6,880.0	–	6,880.0	4,478.3	–	4,478.3
Other reporting segment cost of sales	–	1,821.4	1,821.4	–	1,095.2	1,095.2
Wages and salaries	1,072.0	495.2	1,567.2	876.6	351.8	1,228.4
Employee benefits	242.1	76.9	319.0	213.1	63.8	276.9
Depreciation, amortization and impairment charges	136.5	144.0	280.5	98.4	93.3	191.7
Operating lease costs	79.3	136.9	216.2	60.6	95.1	155.7
Audit, legal and tax professional fees	155.7	27.2	182.9	116.2	17.4	133.6
Premium taxes	152.7	–	152.7	101.4	–	101.4
Information technology costs	122.2	16.2	138.4	99.8	6.7	106.5
Other reporting segment marketing costs	–	65.4	65.4	–	43.9	43.9
Share-based payments to directors and employees	58.4	5.4	63.8	48.1	5.5	53.6
Restructuring costs	30.6	3.1	33.7	2.9	0.3	3.2
Loss on repurchase of long term debt (note 15)(2)	–	28.6	28.6	–	–	–
Administrative expense and other	266.9	204.3	471.2	220.9	185.4	406.3

	9,196.4	3,024.6	12,221.0	6,316.3	1,958.4	8,274.7

(1)
Total expense of the insurance and reinsurance companies is comprised of losses on claims, net and operating expenses as presented in the consolidated statement of earnings.

(2)
Other expenses as presented in the consolidated statement of earnings is comprised of cost of sales and operating expenses of the non-insurance companies, and loss on repurchase of long term debt of the holding company.

27.  Supplementary Cash Flow Information

Cash and cash equivalents as presented in the consolidated balance sheets and the consolidated statements of cash flows were comprised as follows:

	December 31, 2017	December 31, 2016
Holding company cash and investments:
Cash and balances with banks	129.1	131.9
Treasury bills and other eligible bills	866.3	401.3

	995.4	533.2

Subsidiary cash and short term investments:
Cash and balances with banks	2,355.5	1,668.2
Treasury bills and other eligible bills	5,028.6	2,275.2

	7,384.1	3,943.4

Subsidiary assets pledged for short sale and derivative obligations:
Treasury bills and other eligible bills	16.8	–

Fairfax India:
Cash and balances with banks	44.0	44.5
Treasury bills and other eligible bills	–	128.7

	44.0	173.2

Fairfax Africa:
Cash and balances with banks	329.7	–

Cash and cash equivalents as presented in the consolidated balance sheet	8,770.0	4,649.8

Less: Cash and cash equivalents – restricted(1)
Holding company cash and cash equivalents – restricted:
Cash and balances with banks	1.7	2.8
Subsidiary cash and cash equivalents – restricted:
Cash and balances with banks	546.8	180.8
Treasury bills and other eligible bills	286.5	247.1

	835.0	430.7

Cash and cash equivalents as presented in the consolidated statement of cash flows	7,935.0	4,219.1

(1)
Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes balances that are restricted. Restricted cash and cash equivalents are comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the operations of the insurance and reinsurance subsidiaries.

Details of certain cash flows included in the consolidated statements of cash flows for the years ended December 31 were as follows:

		2017	2016
(a)	Net sales of securities classified as FVTPL
	Short term investments	(2,816.5)	(2,688.0)
	Bonds	5,677.1	4,514.5
	Preferred stocks	(249.6)	(42.4)
	Common stocks	778.3	170.4
	Derivatives, short sales and other invested assets	(710.9)	(835.2)

		2,678.4	1,119.3

(b)	Changes in operating assets and liabilities
	Net increase in restricted cash and cash equivalents	(245.4)	(55.1)
	Provision for losses and loss adjustment expenses	1,842.1	(355.7)
	Provision for unearned premiums	395.2	326.2
	Insurance contract receivables	(428.4)	(296.6)
	Recoverable from reinsurers	(1,168.5)	(34.6)
	Other receivables	(32.4)	(36.5)
	Funds withheld payable to reinsurers	182.0	87.9
	Accounts payable and accrued liabilities	174.0	110.6
	Income taxes payable	46.5	(54.1)
	Other	(209.7)	(300.0)

		555.4	(607.9)

(c)	Net interest and dividends received
	Interest and dividends received	531.9	782.4
	Interest paid	(277.9)	(216.2)

		254.0	566.2

(d)	Net income taxes paid	(33.4)	(267.1)

28.  Related Party Transactions

Compensation for the company's key management team for the years ended December 31 determined in accordance with the company's IFRS accounting policies was as follows:

	2017	2016
Salaries and other short-term employee benefits	9.7	8.2
Share-based payments	3.1	2.5

	12.8	10.7

Compensation for the company's Board of Directors for the years ended December 31 was as follows:

	2017	2016
Retainers and fees	0.8	0.8
Share-based payments	0.3	0.1

	1.1	0.9

During 2017 the company entered into an investment management contract on normal commercial terms pursuant to which effectively Benjamin Watsa, a member of the company's Board of Directors and the son of Prem Watsa, the company's Chairman and CEO and effectively controlling shareholder, would manage up to $50.0 for operating companies within the Fairfax group.

Subsequent to December 31, 2017

Pursuant to the company's investment advisory agreement with Fairfax India, a performance fee of $114.4 in the form of newly issued Fairfax India subordinate voting shares was received on March 9, 2018. See note 23.

29.  Subsidiaries

During 2017 the company acquired controlling interests in Allied World, Grivalia Properties, Mosaic Capital, Saurashtra Freight and Fairchem (through Fairfax India), and sold First Capital. The foregoing transactions are described in note 23. The company has wholly-owned subsidiaries not presented in the tables below that are intermediate holding companies of investments in subsidiaries and intercompany balances, all of which are eliminated on consolidation.

December 31, 2017	Domicile	Fairfax's ownership (100% other than as shown below)
Insurance and Reinsurance
Northbridge Financial Corporation (Northbridge)	Canada
Odyssey Re Holdings Corp. (OdysseyRe)	United States
Hudson Insurance Company (Hudson Insurance)	United States
Crum & Forster Holdings Corp. (Crum & Forster)	United States
Zenith National Insurance Corp. (Zenith National)	United States
Brit Limited (Brit)	United Kingdom	72.5%
Allied World Assurance Company Holdings, GmbH (Allied World)	Switzerland	67.4%
Advent Capital (Holdings) Ltd. (Advent)	United Kingdom
Fairfax Central and Eastern Europe, which consists of:
Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)	Poland
Colonnade Insurance S.A. (Colonnade Insurance)	Luxembourg
Fairfax Latin America, which consists of:
Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)	Brazil
SBS Seguros Colombia S.A. (SouthBridge Colombia)	Colombia
Southbridge Compañía de Seguros Generales S.A. (SouthBridge Chile)	Chile
La Meridional Compañía Argentina de Seguros S.A. (La Meridional Argentina)	Argentina
Bryte Insurance Company Limited (Bryte Insurance)	South Africa
Group Re, which underwrites business in:
CRC Reinsurance Limited (CRC Re)	Barbados
Wentworth Insurance Company Ltd. (Wentworth)	Barbados
Fairfax Asia, which consists of:
Falcon Insurance Company (Hong Kong) Limited (Falcon)	Hong Kong
The Pacific Insurance Berhad (Pacific Insurance)	Malaysia	85.0%
PT Asuransi Multi Artha Guna TBK (AMAG)	Indonesia	80.0%
Fairfirst Insurance Limited (Fairfirst Insurance)	Sri Lanka	78.0%
Run-off
TIG Insurance Company (TIG Insurance)	United States
RiverStone Insurance (UK) Limited (RiverStone (UK))	United Kingdom
RiverStone Insurance Limited (RiverStone Insurance)	United Kingdom
RiverStone Managing Agency Limited	United Kingdom

December 31, 2017	Domicile	Fairfax's ownership		Primary business
Other reporting segment
Hamblin Watsa Investment Counsel Ltd. (Hamblin Watsa)	Canada	100.0%		Investment management
Fairfax Africa Holdings Corporation (Fairfax Africa)	Canada	64.2%	(1)	Invests in public and private African businesses
Grivalia Properties Real Estate Investment Company S.A. (Grivalia Properties)	Greece	52.7%		Real Estate investment company
Mosaic Capital Corporation (Mosaic Capital)	Canada	—	(2)	Invests in private Canadian businesses
Pethealth Inc. (Pethealth)	Canada	100.0%		Pet medical insurance and database services
Boat Rocker Media Inc. (Boat Rocker)	Canada	58.2%		Development, production, marketing and distribution of television programs
Restaurants and Retail
Cara Operations Limited (Cara) which owns:	Canada	40.2%	(1)	Franchisor, owner and operator of restaurants
100.0% of Groupe St-Hubert Inc. (St-Hubert)	Canada	40.2%		Full-service restaurant operator and a fully integrated food manufacturer
89.2% of Original Joe's Franchise Group Inc. (Original Joe's)	Canada	35.9%		Multi-brand restaurant owner and operator
100.0% of Pickle Barrel Restaurants Inc. (Pickle Barrel)	Canada	40.2%		Owner and operator of restaurants and catering business
Keg Restaurants Ltd. (The Keg)	Canada	51.0%		Owner and operator of premium dining restaurants
Praktiker Hellas Commercial Societe Anonyme (Praktiker)	Greece	100.0%		Retailer of home improvement goods
Sporting Life Inc. (Sporting Life)	Canada	75.0%		Retailer of sporting goods and sports apparel
William Ashley China Corporation (William Ashley)	Canada	100.0%		Retailer of tableware and gifts
Golf Town Limited (Golf Town)	Canada	60.0%	(3)	Retailer of golf equipment, consumables, athletic apparel and accessories
India focused
Fairfax India Holdings Limited (Fairfax India) which owns:	Canada	30.2%	(1)	Invests in public and private Indian businesses
89.5% of National Collateral Management Services Limited (NCML)	India	27.0%		Provider of agricultural commodities storage
48.7% of Fairchem Specialty Limited (Fairchem)	India	14.7%		Manufacturer, supplier and exporter of aroma chemicals
51.0% of Saurashtra Freight Private Limited (Saurashtra Freight)	India	15.4%		Container freight station operator
Thomas Cook (India) Limited (Thomas Cook India) which owns:	India	67.6%		Provider of integrated travel and travel-related financial services
49.0% of Quess Corp Limited (Quess)	India	33.1%		Provider of staffing and facilities management services
100.0% of Sterling Holiday Resorts Limited (Sterling Resorts)	India	67.6%		Owner and operator of holiday resorts
(1)
The company holds multiple voting shares that give it voting rights of 56.7% in Cara, 98.8% in Fairfax Africa and 93.6% in Fairfax India.

(2)
The company holds Mosaic Capital warrants representing a potential voting interest of approximately 62%.

(3)
The company holds 100% of the voting rights in Golf Town.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations	123
Overview of Consolidated Performance	124
Business Developments
Acquisitions and Divestitures	125
Operating Environment	127
Sources of Revenue	128
Net Premiums Earned by Geographic Region	131
Sources of Net Earnings	133
Net Earnings by Reporting Segment	136
Balance Sheets by Reporting Segment	137
Components of Net Earnings
Underwriting and Operating Income	139
Interest and Dividends	157
Net Gains (Losses) on Investments	157
Interest Expense	157
Corporate Overhead and Other	157
Income Taxes	158
Non-controlling Interests	158
Components of Consolidated Balance Sheets
Consolidated Balance Sheet Summary	159
Provision for Losses and Loss Adjustment Expenses	161
Asbestos, Pollution and Other Hazards	163
Recoverable from Reinsurers	165
Investments
Hamblin Watsa Investment Counsel Ltd.	168
Overview of Investment Performance	169
Interest and Dividends	169
Share of Profit of Associates	170
Net Gains (Losses) on Investments	171
Total Return on the Investment Portfolio	173
Bonds	175
Common Stocks	175
Derivatives and Derivative Counterparties	176
Float	177
Financial Condition
Capital Resources and Management	178
Book Value per Share	181
Liquidity	183
Contractual Obligations	185
Contingencies and Commitments	186
Accounting and Disclosure Matters
Management's Evaluation of Disclosure Controls and Procedures	186
Management's Report on Internal Control Over Financial Reporting	186
Critical Accounting Estimates and Judgments	187
Significant Accounting Policy Changes	187
Future Accounting Changes	187
Risk Management
Overview	189
Issues and Risks	189
Other
Quarterly Data (unaudited)	199
Stock Prices and Share Information	200
Compliance with Corporate Governance Rules	200
Forward-Looking Statements	200

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of March 9, 2018)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

  (1)
  Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should review the entire Annual Report for additional commentary and information. Additional information relating to the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company's website www.fairfax.ca.

  (2)
  Management analyzes and assesses the underlying insurance, reinsurance and run-off operations and the financial position of the consolidated group in various ways. Certain of the measures and ratios provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS and may not be comparable to similar measures presented by other companies.

  (3)
  The company presents information on gross premiums written and net premiums written throughout this MD&A. These two measures are used in the insurance industry and by management in evaluating operating results. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion earned, and is an indicator of the volume of new business generated by the company. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated.

  (4)
  The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years). These ratios are calculated from information disclosed in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2017 and are used by management for comparisons to historical underwriting results and to the underwriting results of competitors and the broader property and casualty industry.

  (5)
  The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity instrument (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity instrument in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term "total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps. The company's consolidated interest and dividend income is shown net of total return swap expense.

  (6)
  The measures "pre-tax income before net gains (losses) on investments", "net realized gains (losses) on investments", and "net change in unrealized gains (losses) on investments" are each shown separately in this MD&A to present more meaningfully the results of the company's investment management strategies. The two measures "net realized gains (losses) on investments", and "net change in unrealized gains (losses) on investments" are derived from the details of net gains (losses) on investments as presented in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2017, and their sum is equal to "net gains (losses) on investments" as presented in the consolidated statement of earnings.

  (7)
  In this MD&A the term "equity hedges" refers to equity and equity-related short positions held in the company's investment portfolio as part of the company's economic hedging strategy that was discontinued

    in the fourth quarter of 2016; the term "short equity exposures" refers to equity and equity-related short positions held for investment purposes since discontinuing the economic hedging strategy.

  (8)
  Ratios included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. Those performance measures are used by the company to assess the amount of leverage employed in its operations. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as measures of its ability to service its debt and pay dividends to its preferred shareholders. These ratios are calculated using amounts presented in the company's consolidated financial statements for the year ended December 31, 2017 and are explained in detail in note 24 (Financial Risk Management, under the heading of Capital Management).

  (9)
  Average annual return on average equity is a performance measure calculated for a reporting segment as the cumulative net earnings for a specified period of time expressed as a percentage of average equity over the same period, using net earnings and equity amounts from segment operating results and segment balance sheets respectively.

  (10)
  Book value per basic share (also referred to as book value per share) is a performance measure calculated by the company as common shareholders' equity divided by the number of common shares outstanding.

  (11)
  Intercompany shareholdings of insurance and reinsurance affiliates are presented as "Investments in Fairfax insurance and reinsurance affiliates" and intercompany shareholdings of non-insurance affiliates are presented within "Portfolio investments" on the segmented balance sheets and carried at cost. Total intercompany shareholdings are presented as "Investments in Fairfax affiliates" within the "Capital" section of the segmented balance sheets.

  (12)
  References in this MD&A to the company's insurance and reinsurance operations do not include its run-off operations.

Overview of Consolidated Performance

The insurance and reinsurance operations produced an underwriting loss of $641.5 and a combined ratio of 106.6% in 2017 compared to an underwriting profit of $575.9 and a combined ratio of 92.5% in 2016. The underwriting loss in 2017 principally reflected the impact of higher current period catastrophe losses, lower net favourable prior year reserve development and an increase in non-catastrophe loss experience related to the current accident year. The insurance and reinsurance operations reported an operating loss (excluding net gains (losses) on investments) of $215.7 in 2017 compared to operating income of $1,039.2 in 2016 primarily as a result of the underwriting loss incurred in 2017, and lower share of profit of associates. Net premiums written by the insurance and reinsurance operations increased by 26.2% in 2017, principally reflecting the acquisition of Allied World on July 6, 2017, increased business volumes at OdysseyRe, and the consolidation of full year results for acquisitions made in 2016 (primarily Bryte Insurance, AMAG and Fairfirst Insurance).

Net investment gains of $1,467.5 in 2017 (compared to net investment losses of $1,203.6 in 2016) were principally due to the gain on the company's reduction of its equity accounted interest in ICICI Lombard, and net gains on net equity exposure, partially offset by net losses on CPI-linked derivatives and U.S. treasury bond forward contracts that reduce exposure to interest rate risk. Interest and dividends increased to $559.0 in 2017 from $555.2 in 2016, primarily reflecting lower total return swap expense, the consolidation of Allied World's interest and dividends of ($65.9) and increased interest income earned on cash equivalents and short term investments, partially offset by lower interest income earned as a result of sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017. At December 31, 2017 subsidiary cash and short term investments of $17,545.0 (excluding Fairfax India and Fairfax Africa) accounted for 47.5% of portfolio investments.

Net earnings of $1,740.6 in 2017 (compared to a net loss of $512.5 in 2016) primarily reflected net investment gains (compared to net investment losses in 2016), a gain on the sale of the company's 97.7% interest in First Capital, and an increase in share of profit of associates, partially offset by underwriting losses due to current period catastrophe losses and an increased provision for income taxes primarily due to the impact of U.S. tax reform. The company's consolidated total debt to total capital ratio decreased to 25.8% at December 31, 2017 from 28.7% at December 31, 2016 primarily as a result of increased total capital, partially offset by increased total debt. The increase in total capital primarily reflected increases in common shareholders' equity (principally from the issuance of 5,075,894 subordinate voting shares pursuant to the acquisition of Allied World), non-controlling interests

(principally from consolidating Allied World, Grivalia Properties and Fairfax Africa) and total debt (principally from consolidating the borrowings of Allied World, Grivalia Properties and Fairfax Africa, and increased borrowings by Fairfax India). Common shareholders' equity increased to $12,475.6 ($449.55 per basic share) at December 31, 2017 from $8,484.6 ($367.40 per basic share) at December 31, 2016 (an increase of 24.7%, adjusted for the $10.00 per common share dividend paid in the first quarter of 2017).

Maintaining its emphasis on financial soundness, the company held $2,368.4 of cash and investments at the holding company level ($2,356.9 net of $11.5 of holding company short sale and derivative obligations) at December 31, 2017 compared to $1,371.6 ($1,329.4 net of $42.2 of holding company short sale and derivative obligations) at December 31, 2016.

Business Developments

    Acquisitions and Divestitures

The following narrative sets out the company's key business developments in 2017 and 2016 by reporting segment. Unless indicated otherwise, all completed acquisitions described in the following paragraphs resulted in a 100% ownership interest in the acquiree. For further details about these acquisitions and transactions (including definitions of terms set out in italics), refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2017 or the Components of Net Earnings section of this MD&A under the relevant reporting segment heading.

Crum & Forster

On October 4, 2016 Crum & Forster acquired Trinity, which focuses on occupational accident insurance and produces approximately $26 of gross premiums written annually.

Allied World

On July 6, 2017 the company acquired 94.6% of Allied World AG. Contemporaneously with the closing of the acquisition of Allied World AG, OMERS, AIMCo and certain other third parties ("the co-investors") invested funds for an indirect equity interest in Allied World AG. The remaining 5.4% of Allied World AG was acquired on August 17, 2017 in a merger transaction under Swiss law pursuant to which Allied World became the surviving entity. This merger resulted in the co-investors holding an indirect ownership in Allied World of 32.6%. Allied World is a global property, casualty and specialty insurer and reinsurer with gross written premiums of approximately $3.1 billion in 2017 (inclusive of gross written premiums prior to the acquisition by Fairfax).

Fairfax Asia

On December 28, 2017 the company completed the sale of its 97.7% interest in First Capital to Mitsui Sumitomo.

On August 30, 2017 Pacific Insurance acquired Prudential Assurance Malaysia, a general insurer in Malaysia.

On July 6, 2017 the company sold a 12.2% equity interest in ICICI Lombard to private equity investors. On September 19, 2017 the company sold an additional 12.1% equity interest through participation in ICICI Lombard's initial public offering. The company's remaining 9.9% equity interest in ICICI Lombard was reclassified from the equity method of accounting to common stock at FVTPL (fair value of $549.0 at December 31, 2017). On March 31, 2016 the company increased its ownership interest in ICICI Lombard to 34.6% by acquiring an additional 9.0% of ICICI Lombard from ICICI Bank.

On October 10, 2016 the company acquired an 80.0% interest in AMAG, an established general insurer in Indonesia. On December 31, 2016 Fairfax Indonesia was merged into AMAG.

On October 3, 2016 Union Assurance acquired Fairfirst Insurance, a general insurer in Sri Lanka. On February 28, 2017 Union Assurance was merged into Fairfirst Insurance.

Insurance and Reinsurance – Other

During 2017 the company completed the acquisition of the business and renewal rights of the insurance operations of AIG in Hungary, Czech Republic and Slovakia (effective from April 30, 2017), Turkey (on May 2, 2017 and sold to Gulf Insurance on the same day), Bulgaria (effective from May 31, 2017), Poland (effective from June 30, 2017) and

Romania (effective October 31, 2017). Further, the company completed the acquisition of the insurance operations of AIG in Chile and Colombia (effective from July 31, 2017), Argentina (effective from September 30, 2017) and Uruguay (effective January 31, 2018).

On December 7, 2016 the company acquired Bryte Insurance, a property and casualty insurer in South Africa and Botswana.

Other

Subsequent to December 31, 2017

On March 9, 2018 the company received a performance fee of $114.4 for the period January 30, 2015 to December 31, 2017 in the form of 7,663,685 newly issued Fairfax India subordinate voting shares, which increased the company's equity interest in Fairfax India to 33.6% from 30.2% at December 31, 2017.

On March 7, 2018 the company acquired the services business of Carillion, an infrastructure services company.

On February 22, 2018 the company sold its 51.0% ownership interest in The Keg to Cara for consideration of $74.6 (Cdn$94.7), comprised of cash consideration of $7.9 (Cdn$10.0) and 3,400,000 Cara subordinate voting shares. The transaction increased the company's equity interest in Cara to 43.2% from 40.2% at December 31, 2017.

On February 20, 2018 Fairfax India entered into an agreement to acquire a 51.0% equity interest in The Catholic Syrian Bank Ltd. ("CS Bank") for approximately $186 (12.1 billion Indian rupees). CS Bank, headquartered in Thrissur, Kerala, offers banking services across India.

Years ended December 31, 2017 and 2016

On December 27, 2017 Quess acquired the facility management and catering business of Manipal primarily through issuance of Quess common shares to Manipal shareholders and the reinvestment of Quess' existing holdings of Manipal preferred shares upon cancellation of those shares. In November of 2017 Thomas Cook India sold a 5.4% interest in Quess. On August 18, 2017 Quess completed a private placement of common shares with institutional investors. These transactions collectively reduced the company's indirect ownership of Quess from 42.1% to 33.1%.

On December 1, 2017 Cara acquired Pickle Barrel, which operates restaurants and provides catering services in the province of Ontario, Canada.

On July 4, 2017 the company acquired control of Grivalia Properties by increasing its equity interest to 52.6% through the purchase of an additional 10.3% equity interest from Eurobank Ergasias S.A. Accordingly, the company re-measured its equity accounted carrying value of Grivalia Properties to fair value and commenced consolidating Grivalia Properties.

On March 14, 2017 Fairchem and Privi Organics completed their previously announced merger, with the merged entity continuing under the Fairchem name. Subsequent to the merger, Fairfax India, which had acquired a 44.7% interest in Fairchem on February 8, 2016 and a 50.8% interest in Privi Organics on August 26, 2016, became the dominant shareholder in Fairchem with a 48.7% interest. Privi Organics is a supplier of aroma chemicals to the fragrances industry and Fairchem is a specialty chemical manufacturer of oleochemicals used in the paints, inks and adhesives industries, as well as intermediate nutraceutical and health products.

On February 17, 2017 the company acquired 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa, which was established, with the support of Fairfax, to invest in public and private equity and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa.

On February 14, 2017 Fairfax India acquired a 51.0% interest in Saurashtra Freight, which operates a container freight station at the Mundra Port in the Indian state of Gujarat.

On January 26, 2017 the company invested in securities of Mosaic Capital through purchases of 6.00% senior preferred securities, 5.00% senior secured debentures and warrants entitling the company to acquire up to 17,026,106 common shares of Mosaic Capital at any time until January 26, 2024. The company's investment in Mosaic Capital warrants represents a potential voting interest of approximately 62%.

On January 13, 2017 the company acquired an additional 12,340,500 subordinate voting shares of Fairfax India for $145.0 in a private placement.

On November 28, 2016 Cara acquired an 89.2% interest in Original Joe's, a Canadian multi-brand restaurant company. On September 2, 2016 Cara acquired St-Hubert, a Canadian full-service restaurant operator and fully integrated food manufacturer.

On October 31, 2016 the company acquired a 60.0% indirect interest in Golf Town, a Canadian specialty retailer of golf equipment, consumables, golf apparel and accessories.

    Operating Environment

Insurance Environment

The property and casualty insurance and reinsurance industry is expected to report a moderate underwriting loss in 2017 driven by an active Atlantic hurricane season and wildfire activity on the U.S. west coast. This marks the first year of deteriorating underwriting results relative to the past several years, reflecting the above average catastrophe losses and the expectation that the benefit from prior year reserve releases may diminish somewhat, combined with the challenging market conditions that persist across many lines of business. The industry continues to feel the effects of low interest rates that negatively affect operating income, although investments results have been bolstered by strong equity markets throughout 2017. Despite interest rates having increased recently, the interest rates that currently prevail for reinvestment are still lower than those on maturing fixed income securities, with the gap narrowing as the 10-year anniversary of the financial crisis approaches. Strong performance in the equity markets, partially offset by the impact of underwriting losses, is expected to contribute to low single digit growth in capital for the industry. Insurance pricing on property and casualty lines of business shows signs of firming as catastrophe losses have focused attention on pricing across all segments, some of which were being subsidized by property lines of business that were benefiting from lower than average catastrophe losses in recent years.

The reinsurance sector remains well capitalized despite the significant catastrophe losses in 2017. Pricing on many reinsurance lines remains attractive: property catastrophe-exposed business has experienced significant rate increases for loss affected lines of business with non-loss affected lines of business experiencing low single digit price increases and non-catastrophe property and casualty reinsurance business experiencing flat or nominal price increases after several years of price decreases.

Sources of Revenue

Revenue for the most recent three years is shown in the table that follows.

	2017	2016	2015
Net premiums earned – Insurance and Reinsurance
Northbridge	1,019.7	908.8	874.7
OdysseyRe	2,333.4	2,074.1	2,204.1
Crum & Forster	1,852.8	1,769.5	1,522.0
Zenith National	811.6	807.3	766.4
Brit	1,536.9	1,399.3	892.5
Allied World(1)	1,028.7	–	–
Fairfax Asia	327.6	302.5	287.0
Other	790.6	437.2	442.7
Run-off	20.1	163.5	381.6

	9,721.4	7,862.2	7,371.0
Interest and dividends	559.0	555.2	512.2
Share of profit of associates	200.5	24.2	172.9
Net gains (losses) on investments	1,467.5	(1,203.6)	(259.2)
Gain on sale of subsidiary	1,018.6	–	–
Other revenue(2)	3,257.6	2,061.6	1,783.5

	16,224.6	9,299.6	9,580.4

(1)
Allied World is included in the company's financial reporting with effect from July 6, 2017.

(2)
Other revenue comprises the revenue earned by the Other reporting segment, which primarily comprises the revenue earned by William Ashley, Sporting Life, Praktiker, The Keg, Thomas Cook India and its subsidiaries Quess and Sterling Resorts, Pethealth, Cara and its subsidiaries St-Hubert (acquired on September 2, 2016), Original Joe's (acquired on November 28, 2016) and Pickle Barrel (acquired on December 1, 2017), Boat Rocker, Golf Town (acquired on October 31, 2016), Mosaic Capital (consolidated on January 26, 2017), Grivalia Properties (consolidated on July 4, 2017), Fairfax Africa (since its initial public offering on February 17, 2017), and Fairfax India and its subsidiaries NCML, Fairchem (merged on March 14, 2017 with Privi Organics (acquired on August 26, 2016)) and Saurashtra Freight (acquired on February 14, 2017).

The increase in revenue to $16,224.6 in 2017 from $9,299.6 in 2016 principally reflected increased net gains on investments, a gain of $1,018.6 on the sale of the company's 97.7% interest in First Capital, higher net premiums earned (including the consolidation of the net premiums earned of Allied World of $1,028.7), higher other revenue and increased share of profit of associates. The increase in net gains on investments principally reflected the net gain of $930.1 related to the reduction in the company's shareholding in ICICI Lombard in 2017, higher net gains on common stocks and lower net losses on short equity exposures and equity hedges, partially offset by higher net losses on U.S. treasury bond forward contracts. Interest and dividends increased modestly to $559.0 in 2017 from $555.2 in 2016, primarily reflecting lower total return swap expense, the consolidation of the interest and dividends of Allied World ($65.9) and increased interest income earned on cash equivalents and short term investments, partially offset by lower interest income earned as a result of sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017. Share of profit of associates of $200.5 in 2017 increased from $24.2 in 2016, primarily due to an increase at Eurolife in 2017 and a non-cash impairment charge of $100.4 recognized on Resolute in 2016.

The increase in net premiums earned by the company's insurance and reinsurance operations in 2017 reflected the consolidation of the net premiums earned by Allied World ($1,028.7), increases at Insurance and Reinsurance – Other ($353.4, 80.8% inclusive of the consolidation of the $241.1, $68.5 and $23.7 of net premiums earned by Bryte Insurance, Fairfax Latam and Colonnade Insurance related to the AIG branches in Central and Eastern Europe respectively), OdysseyRe ($259.3, 12.5%), Brit ($137.6, 9.8%), Northbridge ($110.9, 12.2% including the favourable effect of foreign currency translation), Crum & Forster ($83.3, 4.7%), Fairfax Asia ($25.1, 8.3% including the consolidation of year-over-year increases of $34.4 and $8.6 of net premiums earned by AMAG and Fairfirst Insurance) and Zenith National ($4.3, 0.5%). Net premiums earned at Run-off in 2016 principally reflected the impacts of the second quarter 2016 construction defect reinsurance transaction and the habitational casualty reinsurance transaction.

The decrease in revenue to $9,299.6 in 2016 from $9,580.4 in 2015 principally reflected increased net losses on investments and lower share of profit of associates, partially offset by higher net premiums earned, increased other revenue and higher interest and dividends. The increase in net losses on investments principally reflected net losses on equity and equity-related holdings after equity hedges (primarily realized losses) and CPI-linked derivatives, partially offset by net gains on bonds. Interest and dividends increased to $555.2 in 2016 from $512.2 in 2015 reflecting higher interest earned (primarily due to increased holdings of higher yielding government and corporate bonds for most of 2016, partially offset by lower holdings of U.S. state and municipal bonds), lower total return swap expense and lower interest on funds withheld expense. Share of profit of associates decreased to $24.2 in 2016 from $172.9 in 2015 primarily reflecting a non-cash impairment charge of $100.4 recognized on Resolute and lower share of profit from the KWF LPs (a Kennedy Wilson real estate partnership recognized a significant gain on disposition of its investment properties in 2015), partially offset by a higher share of profit of ICICI Lombard.

The increase in net premiums earned by the company's insurance and reinsurance operations in 2016 compared to 2015 reflected the consolidation of a full year of net premiums earned by Brit ($506.8 incremental increase year-over-year), increases at Crum & Forster ($247.5, 16.3%), Zenith National ($40.9, 5.3%), Northbridge ($34.1, 3.9% including the unfavourable effect of foreign currency translation) and Fairfax Asia ($15.5, 5.4%), partially offset by decreases at OdysseyRe ($130.0, 5.9%) and Insurance and Reinsurance – Other ($5.5, 1.2%). The decrease in net premiums earned at Run-off in 2016 principally reflected the impact of two significant reinsurance transactions in 2016 compared to the completion of four significant reinsurance transactions in 2015.

In order to better compare 2017 to 2016, the table which follows presents net premiums written by the company's insurance and reinsurance operations excluding the impact of the acquisition of Allied World (acquired July 6, 2017) and other smaller acquisitions as described in the footnotes.

	2017	2016	% change year-over- year
Net premiums written
Northbridge	1,064.9	942.6	13.0
OdysseyRe	2,495.9	2,100.2	18.8
Crum & Forster	1,863.4	1,801.1	3.5
Zenith National	837.4	819.4	2.2
Brit	1,530.9	1,480.2	3.4
Fairfax Asia(1)	272.2	290.1	(6.2)
Other(2)	480.7	458.4	4.9

Insurance and reinsurance operations	8,545.4	7,892.0	8.3

(1)
Excludes AMAG (acquired October 10, 2016) and Fairfirst Insurance (acquired October 3, 2016).

(2)
Excludes Bryte Insurance (acquired December 7, 2016), Fairfax Latam (Chile and Colombia (effective from July 31, 2017) and Argentina (effective from September 30, 2017)) and the AIG branches in Central and Eastern Europe (Hungary, Czech Republic and Slovakia (effective from April 30, 2017), Bulgaria (effective from May 31, 2017), Poland (effective from June 30, 2017) and Romania (effective from October 31, 2017).

Northbridge's net premiums written increased by 13.0% in 2017 including the favourable effect of foreign currency translation. In Canadian dollar terms, Northbridge's net premiums written increased by 10.7% in 2017, primarily reflecting increased renewal and new business writings, and price increases across the group.

OdysseyRe's net premiums written increased by 18.8% in 2017, principally reflecting increases in the U.S. Insurance division (automobile, crop and liability package lines of business), North America division (property and casualty reinsurance lines of business), EuroAsia division (crop, commercial automobile and credit and bond reinsurance lines of business) and the London Market division (affinity and liability insurance lines of business).

Crum & Forster's net premiums written increased by 3.5% in 2017, principally reflecting growth in the accident and health and commercial transportation lines of business, partially offset by decreases in excess and surplus and marine lines of business.

Zenith National's net premiums written increased by 2.2% in 2017, primarily reflecting increased exposure, partially offset by price decreases.

Brit's net premiums written increased by 3.4% in 2017, principally reflecting better than expected development on 2016 and prior underwriting years, inwards reinstatement premiums following the current period catastrophe losses, increased contribution from initiatives launched in recent years and measured growth in core lines of business, partially offset by modest price decreases and reductions in other lines of business through active portfolio management, the unfavourable impact of foreign currency translation and the impact of additional reinsurance purchased.

Net premiums written by Fairfax Asia decreased by 6.2% in 2017, principally reflecting lower writings in the commercial automobile, property and marine lines of business and the impact of lower premium retention (primarily at First Capital).

Net premiums written by the Insurance and Reinsurance – Other reporting segment increased by 4.9% in 2017, principally reflecting increases at Fairfax CEE (primarily at Colonnade Insurance), Advent and Fairfax Brasil, partially offset by decreases at Group Re.

Net gains (losses) on investments in 2017 and 2016 were comprised as shown in the following table:

	2017	2016
Common stocks	707.8	(78.0)
Preferred stocks – convertible	(1.6)	(6.6)
Bonds – convertible	233.1	(39.4)
Gain on disposition of associates(1)	69.8	–
Other equity derivatives(2)	57.9	19.3

Long equity exposures	1,067.0	(104.7)
Short equity exposures and equity hedges	(417.9)	(1,192.9)

Net equity exposure and financial effects	649.1	(1,297.6)
Bonds	44.9	322.7
CPI-linked derivatives	(71.0)	(196.2)
U.S. treasury bond forwards	(153.2)	47.0
Other derivatives	(0.3)	(7.4)
Foreign currency	2.8	(129.5)
Gain on disposition of insurance and reinsurance associates(3)	930.1	–
Other	65.1	57.4

Net gains (losses) on investments	1,467.5	(1,203.6)

Net gains (losses) on bonds is comprised as follows:
Government bonds	24.2	256.8
U.S. states and municipalities	67.3	(29.5)
Corporate and other	(46.6)	95.4

	44.9	322.7

(1)
During 2017 the company acquired control of Grivalia Properties by increasing its equity interest to 52.7% and commenced consolidating Grivalia Properties in the Other reporting segment. As a result, the company re-measured its equity accounted carrying value of Grivalia Properties to fair value and recorded a net realized gain of $51.3. Refer to note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2017.

(2)
Other equity derivatives include long equity total return swaps, equity warrants and equity index call options.

(3)
During 2017 the company sold a 24.3% equity interest in ICICI Lombard for net proceeds of $908.5 and recorded a net realized gain of $595.6. The company's remaining 9.9% equity interest in ICICI Lombard was reclassified to common stock measured at FVTPL and re-measured to fair value for a net realized gain of $334.5. Refer to note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2017.

The company discontinued its economic equity hedging strategy in the fourth quarter of 2016 after giving consideration to the possible and actual outcome of the U.S. elections and the potential for fundamental changes that could improve U.S. economic growth and equity markets. During 2016 the company closed out $6,350.6 notional amount of short positions effected through equity index total return swaps (comprised of Russell 2000, S&P 500 and S&P/TSX 60 short equity index total return swaps) and recognized a net loss on investment of $955.2 (realized loss of $2,665.4 of which $1,710.2 had been recognized as unrealized losses in prior years). The company continues to hold short equity and equity index total return swaps for investment purposes, but no longer regards them as hedges of its equity and equity-related holdings.

During 2017 the company closed out $1,202.9 notional amount of short equity total return swaps and recognized a net loss on investment of $237.9 (realized loss of $553.1 of which $315.2 was recognized as unrealized losses in prior years). In the first quarter of 2018 the company closed out an additional $481.3 notional amount of short equity and equity index total return swaps and recognized a net loss on investment of $8.1 (realized loss of $199.0 of which $190.9 was recognized as unrealized losses in prior years), which reduced the notional amount of remaining short equity and equity index total return swaps to approximately $509. Refer to note 24 (Financial Risk Management) under the heading Market Price Fluctuations in the company's consolidated financial statements for the year ended December 31, 2017 for a tabular analysis followed by a discussion of the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) and to the tabular analysis in the Investments section of this MD&A for further details about the components of net gains (losses) on investments.

Net gains on bonds of $44.9 in 2017 were primarily comprised of net gains on U.S. treasury bonds ($52.8) and U.S. state and municipal bonds ($67.3), partially offset by losses on Indian government bonds ($40.5) and corporate and other bonds ($46.6).

The company's CPI-linked derivative contracts produced net unrealized losses of $71.0 and $196.2 in 2017 and 2016 respectively. Net unrealized losses on CPI-linked derivative contracts typically reflect the market's expectation of increases in the values of the CPI indexes underlying those contracts at their respective maturities during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).

The increase in other revenue to $3,257.6 in 2017 from $2,061.6 in 2016 principally reflected increases at Cara (reflecting the inclusion of the full year revenue of St-Hubert and Original Joe's, and the consolidation of Pickle Barrel on December 1, 2017), Thomas Cook India (reflecting increased business volumes at Quess), Fairfax India (reflecting the consolidation of Fairchem on March 14, 2017, the inclusion of the full year revenue of Privi Organics and increased business volumes at NCML), Golf Town (reflecting the inclusion of the full year revenue), and the consolidation of Mosaic Capital (on January 26, 2017) and Grivalia Properties (on July 4, 2017).

Net Premiums Earned by Geographic Region

As presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2017, the United States, Canada, International and Asia accounted for 63.2%, 12.3%, 16.0% and 8.5% respectively, of net premiums earned by geographic region in 2017, compared to 65.5%, 13.4%, 12.4% and 8.7% respectively, in 2016.

United States

Net premiums earned in the United States geographic region increased by 19.3% from $5,152.8 in 2016 to $6,148.7 in 2017 primarily reflecting the consolidation of Allied World ($773.7 for the period July 6, 2017 to December 31, 2017) and increases at OdysseyRe (growth in the property and casualty reinsurance segments and the commercial automobile, casualty and crop insurance segments), Brit (organic growth and new initiatives) and Crum & Forster (growth in accident and health and commercial transportation lines of business), partially offset by lower net premiums earned at Run-off reflecting non-recurring transactions in 2016 involving the reinsurance of third party runoff portfolios.

Canada

Net premiums earned in the Canada geographic region increased by 13.6% from $1,053.1 in 2016 to $1,196.8 in 2017 primarily reflecting increased net premiums earned at Northbridge (increased new business writings, modest price increases across the group and the favourable effect of the strengthening of the Canadian dollar relative to the U.S. dollar as measured by average annual rates of exchange) and the consolidation of Allied World ($20.5 for the period July 6, 2017 to December 31, 2017).
International

Net premiums earned in the International geographic region increased by 59.8% from $972.0 in 2016 to $1,553.2 in 2017 primarily reflecting the consolidation of Bryte Insurance ($241.1), Allied World ($146.3 for the period July 6, 2017 to December 31, 2017), and Fairfax Latam ($68.5), the impact of the expansion at Colonnade Insurance and modest increases in net premiums earned at Brit and OdysseyRe.

Asia

Net premiums earned in the Asia geographic region increased by 20.2% from $684.3 in 2016 to $822.7 in 2017 primarily as a result of the consolidation of Allied World ($88.2 for the period July 6, 2017 to December 31, 2017), year-over-year increases at AMAG and Fairfirst Insurance and modest increases in net premiums earned at Brit and OdysseyRe.

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for run-off operations, as well as the earnings contributions from the Other reporting segment for the years ended December 31, 2017, 2016 and 2015. In that table, interest and dividends and share of profit (loss) of associates are presented separately as they relate to the insurance and reinsurance reporting segments, and included in Run-off, Corporate overhead and other, and Other as they relate to those segments. Pre-tax income before net gains (losses) on investments, net realized gains (losses) on investments, pre-tax income (loss) including net realized gains (losses) on investments, and net change in unrealized gains (losses) on investments are each shown separately to present more meaningfully the results of the company's investment management strategies.

	2017	2016	2015
Combined ratios – Insurance and Reinsurance
Northbridge	99.1%	94.9%	91.8%
OdysseyRe	97.4%	88.7%	84.7%
Crum & Forster	99.8%	98.2%	97.7%
Zenith National	85.6%	79.7%	82.5%
Brit	113.1%	97.9%	94.9%
Allied World(1)	157.0%	–%	–%
Fairfax Asia	88.4%	86.4%	87.9%
Other	110.2%	93.7%	89.6%

Consolidated	106.6%	92.5%	89.9%

Sources of net earnings
Underwriting – Insurance and Reinsurance
Northbridge	9.0	46.3	71.4
OdysseyRe	60.0	235.2	336.9
Crum & Forster	3.2	32.4	35.4
Zenith National	117.2	164.1	134.4
Brit	(201.9)	29.1	45.4
Allied World(1)	(586.6)	–	–
Fairfax Asia	38.2	41.1	34.8
Other	(80.6)	27.7	46.2

Underwriting profit (loss) – Insurance and Reinsurance	(641.5)	575.9	704.5
Interest and dividends – Insurance and Reinsurance	402.3	410.0	338.9
Share of profit of associates – Insurance and Reinsurance	23.5	53.3	138.1

Operating income (loss) – Insurance and Reinsurance	(215.7)	1,039.2	1,181.5
Run-off (excluding net gains (losses) on investments)	(184.6)	(149.4)	(74.1)
Other reporting segment (excluding net gains (losses) on investments)	212.1	133.5	127.8
Interest expense	(331.2)	(242.8)	(219.0)
Corporate overhead and other	56.5	(131.2)	(132.5)
Gain on sale of subsidiary	1,018.6	–	–

Pre-tax income before net gains (losses) on investments	555.7	649.3	883.7
Net realized gains (losses) on investments	723.4	(2,071.4)	1,176.4

Pre-tax income (loss) including net realized gains (losses) on investments	1,279.1	(1,422.1)	2,060.1
Net change in unrealized gains (losses) on investments	744.1	867.8	(1,435.6)

Pre-tax income (loss)	2,023.2	(554.3)	624.5
Income taxes	(408.3)	159.6	17.5

Net earnings (loss)	1,614.9	(394.7)	642.0

Attributable to:
Shareholders of Fairfax	1,740.6	(512.5)	567.7
Non-controlling interests	(125.7)	117.8	74.3

	1,614.9	(394.7)	642.0

Net earnings (loss) per share	$66.74	$(24.18)	$23.67
Net earnings (loss) per diluted share	$64.98	$(24.18)	$23.15
Cash dividends paid per share	$10.00	$10.00	$10.00
(1)
Allied World is included in the company's financial reporting with effect from July 6, 2017.

The company's insurance and reinsurance operations produced an underwriting loss of $641.5 (combined ratio of 106.6%) in 2017 compared to an underwriting profit of $575.9 (combined ratio of 92.5%) in 2016. The increase in the combined ratio in 2017 principally reflected the impact of higher current period catastrophe losses, lower net favourable prior year reserve development and an increase in non-catastrophe loss experience related to the current accident year.

Net favourable prior year reserve development of $491.7 (5.1 combined ratio points) in 2017 decreased from $654.6 (8.5 combined ratio points) in 2016 and was comprised as follows:

	2017	2016
Insurance and Reinsurance
Northbridge	(93.5)	(112.8)
OdysseyRe	(288.1)	(266.5)
Crum & Forster	(10.2)	(8.3)
Zenith National	(76.4)	(101.0)
Brit	(9.5)	(53.5)
Allied World(1)	71.9	–
Fairfax Asia	(52.3)	(52.1)
Other	(33.6)	(60.4)

Net favourable development	(491.7)	(654.6)

(1)
Allied World is included in the company's financial reporting with effect from July 6, 2017.

Current period catastrophe losses of $1,330.4 (13.7 combined ratio points) in 2017 increased from $352.7 (4.6 combined ratio points) in 2016 and were comprised as follows:

	2017			2016
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Irma	372.0	3.8		–	–
Hurricane Maria	281.7	2.9		–	–
Hurricane Harvey	252.4	2.6		–	–
California wildfires	185.4	1.9		–	–
Mexico earthquakes	24.1	0.2		–	–
Hurricane Matthew	–	–		67.9	0.9
Fort McMurray wildfires	–	–		61.8	0.8
Other	214.8	2.3		223.0	2.9

	1,330.4	13.7	points	352.7	4.6	points

(1)
Net of reinstatement premiums.

The following table presents the components of the company's combined ratios for the years ended December 31:

	2017	2016
Underwriting profit (loss) – Insurance and Reinsurance	(641.5)	575.9

Loss & LAE – accident year	77.4%	66.7%
Commissions	16.9%	17.3%
Underwriting expense	17.4%	17.0%

Combined ratio – accident year	111.7%	101.0%
Net favourable development	(5.1)%	(8.5)%

Combined ratio – calendar year	106.6%	92.5%

The commission expense ratio decreased to 16.9% in 2017 from 17.3% in 2016, primarily reflecting the consolidation of Allied World (non-recurring acquisition accounting adjustments reduced net premiums earned and commission expense in the period July 6, 2017 to December 31, 2017 and resulted in a commission expense ratio that was generally lower than Fairfax's other operating companies), partially offset by an increased commission expense ratio at Brit (primarily the impacts of non-recurring acquisition accounting adjustments which reduced net premiums earned and commission expense in 2016, partially offset by changes in the mix of business written, reinsurance purchased and higher net premiums earned in 2017).

The underwriting expense ratio increased to 17.4% in 2017 from 17.0% in 2016, primarily reflecting the consolidation of Allied World (Allied World's underwriting expense ratio of 21.1% for the period July 6, 2017 to December 31, 2017 was generally higher than Fairfax's other operating companies), partially offset by increased net premiums earned relative to underwriting expenses at OdysseyRe and Northbridge.

Underwriting expenses increased by 4.8% in 2017 (excluding the combined underwriting expenses of $310.2 of Allied World, Bryte Insurance and Fairfax Latam in 2017), primarily reflecting increases at Crum & Forster (primarily due to increased compensation costs related to new underwriting initiatives), Colonnade Insurance (primarily reflecting its start-up costs), Zenith National (primarily reflecting higher underwriting expenses attributable to ongoing investment in personnel) and Fairfax Asia (primarily reflecting the year-over-year impact of the consolidation of the underwriting expenses of AMAG and Fairfirst Insurance and increased compensation costs), partially offset by a decrease at Brit (primarily reflecting the favourable effect of foreign currency translation and increased fee income earned from the management of third party underwriting capital)

Operating expenses in the consolidated statements of earnings include only the operating expenses of the company's insurance and reinsurance and run-off operations and corporate overhead. Operating expenses increased to $2,049.5 in 2017 from $1,597.7 in 2016 primarily as a result of increased underwriting expenses of the insurance and reinsurance operations as described in the preceding paragraph and increased Fairfax and subsidiary holding companies' corporate overhead, partially offset by lower operating expenses at Run-off.

Other expenses increased to $3,024.6 in 2017 from $1,958.4 in 2016 primarily as a result of increases at Cara (reflecting the inclusion of the full year expenses of St-Hubert and Original Joe's, and the consolidation of Pickle Barrel on December 1, 2017), Thomas Cook India (reflecting increased business volumes at Quess), Fairfax India (reflecting the consolidation of Fairchem on March 14, 2017, the inclusion of the full year expenses of Privi Organics and increased business volume at NCML) and Golf Town (reflecting the inclusion of the full year expenses), and the consolidation of Mosaic Capital (on January 26, 2017) and Grivalia Properties (on July 4, 2017).

The company reported net earnings attributable to shareholders of Fairfax of $1,740.6 (net earnings of $66.74 per basic share and$64.98 per diluted share) in 2017 compared to a net loss attributable to shareholders of Fairfax of $512.5 (net loss of $24.18 per basic and diluted share) in 2016. The year-over-year increase in profitability primarily reflected increased net gains on investments and the gain on the sale of the company's 97.7% interest in First Capital, partially offset by a decrease in underwriting profit and increased provision for income taxes.

Common shareholders' equity increased from $8,484.6 at December 31, 2016 to $12,475.6 at December 31, 2017, primarily reflecting the issuance of 5,075,894 shares with a fair value of $2,191.6 pursuant to the acquisition of Allied World, net earnings attributable to shareholders of Fairfax of $1,740.6 and other comprehensive income of $283.8 (comprised of net unrealized foreign currency translation gains on foreign operations of $200.4 and the company's share of other comprehensive income of associates of $114.3, partially offset by net losses on defined benefit plans of $30.9), partially offset by dividends paid of $282.0 on the company's common and preferred shares. Common shareholders' equity per basic share at December 31, 2017 was $449.55 compared to $367.40 per basic share at December 31, 2016, representing an increase of 22.4% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2017, or an increase of 24.7% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings (loss) shown by reporting segment are set out below for the years ended December 31, 2017 and 2016. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Year ended December 31, 2017

	Insurance and Reinsurance
													Eliminations and adjustments
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other		Consolidated
Gross premiums written	1,187.0	2,783.1	2,174.5	849.0	2,057.0	1,447.6	670.4	1,244.3	12,412.9	8.4	–	–	(213.8)	12,207.5

Net premiums written	1,064.9	2,495.9	1,863.4	837.4	1,530.9	991.9	327.5	863.3	9,975.2	8.3	–	–	–	9,983.5

Net premiums earned	1,019.7	2,333.4	1,852.8	811.6	1,536.9	1,028.7	327.6	790.6	9,701.3	20.1	–	–	–	9,721.4

Underwriting profit (loss)	9.0	60.0	3.2	117.2	(201.9)	(586.6)	38.2	(80.6)	(641.5)	(207.4)	–	–	–	(848.9)
Interest and dividends	54.1	124.9	33.8	23.4	32.6	65.9	29.1	38.5	402.3	28.9	(104.9)	(4.1)	236.8	559.0
Share of profit (loss) of associates	3.2	7.2	(1.1)	(9.8)	9.2	(17.6)	29.4	3.0	23.5	(6.1)	55.4	127.7	–	200.5

Operating income (loss)	66.3	192.1	35.9	130.8	(160.1)	(538.3)	96.7	(39.1)	(215.7)	(184.6)	(49.5)	123.6	236.8	(89.4)
Net gains (losses) on investments	44.8	253.1	27.9	26.6	79.0	(26.5)	1,083.9	69.5	1,558.3	73.3	7.2	(171.3)	–	1,467.5
Gain on sale of subsidiary	–	–	–	–	–	–	1,018.6	–	1,018.6	–	–	–	–	1,018.6
Other reporting segment	–	–	–	–	–	–	–	–	–	–	261.6	–	–	261.6
Interest expense	–	(3.3)	(1.8)	(3.3)	(12.5)	(15.6)	–	(4.8)	(41.3)	–	(65.8)	(224.1)	–	(331.2)
Corporate overhead and other	(8.7)	(27.4)	(25.4)	(8.2)	(9.2)	(27.9)	(2.6)	(22.2)	(131.6)	–	–	64.5	(236.8)	(303.9)

Pre-tax income (loss)	102.4	414.5	36.6	145.9	(102.8)	(608.3)	2,196.6	3.4	2,188.3	(111.3)	153.5	(207.3)	–	2,023.2
Income taxes														(408.3)

Net earnings														1,614.9

Attributable to:
Shareholders of Fairfax														1,740.6
Non-controlling interests														(125.7)

														1,614.9

Year ended December 31, 2016

	Insurance and Reinsurance
													Eliminations and adjustments
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other		Consolidated
Gross premiums written	1,055.1	2,380.7	2,055.0	831.7	1,912.2	–	648.7	643.3	9,526.7	183.9	–	–	(176.3)	9,534.3

Net premiums written	942.6	2,100.2	1,801.1	819.4	1,480.2	–	303.1	458.4	7,905.0	183.4	–	–	–	8,088.4

Net premiums earned	908.8	2,074.1	1,769.5	807.3	1,399.3	–	302.5	437.2	7,698.7	163.5	–	–	–	7,862.2

Underwriting profit (loss)	46.3	235.2	32.4	164.1	29.1	–	41.1	27.7	575.9	(185.1)	–	–	–	390.8
Interest and dividends	52.2	153.7	65.8	29.6	55.4	–	26.7	26.6	410.0	51.2	16.7	(11.5)	88.8	555.2
Share of profit (loss) of associates	5.2	17.3	(22.6)	1.2	3.4	–	48.1	0.7	53.3	(15.5)	13.6	(27.2)	–	24.2

Operating income (loss)	103.7	406.2	75.6	194.9	87.9	–	115.9	55.0	1,039.2	(149.4)	30.3	(38.7)	88.8	970.2
Net gains (losses) on investments	(161.3)	(318.7)	(184.7)	(168.2)	87.3	–	(1.7)	(90.0)	(837.3)	(225.2)	30.1	(171.2)	–	(1,203.6)
Other reporting segment	–	–	–	–	–	–	–	–	–	–	103.2	–	–	103.2
Interest expense	–	(2.8)	(1.6)	(3.3)	(14.2)	–	–	(4.2)	(26.1)	–	(28.3)	(188.4)	–	(242.8)
Corporate overhead and other	(6.6)	(30.2)	(20.4)	(8.4)	(9.2)	–	(0.1)	–	(74.9)	–	–	(17.6)	(88.8)	(181.3)

Pre-tax income (loss)	(64.2)	54.5	(131.1)	15.0	151.8	–	114.1	(39.2)	100.9	(374.6)	135.3	(415.9)	–	(554.3)
Income taxes														159.6

Net loss														(394.7)

Attributable to:
Shareholders of Fairfax														(512.5)
Non-controlling interests														117.8

														(394.7)

(1)
Allied World is included in the company's financial reporting with effect from July 6, 2017.

Balance Sheets by Reporting Segment

The company's segmented balance sheets as at December 31, 2017 and 2016 present the assets and liabilities of, and the capital invested by the company in, each of the company's reporting segments. The segmented balance sheets have been prepared on the following basis:

  (a)
  The balance sheet for each reporting segment is on a legal entity basis for the subsidiaries within that segment, in accordance with Fairfax's IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition.

  (b)
  Certain of the company's subsidiaries held ownership interests in other Fairfax subsidiaries ("Fairfax affiliates") at December 31, 2017. These investments in Fairfax affiliates are carried at cost and are disclosed in the table below. Affiliated insurance and reinsurance balances, including premiums receivable (included in insurance contracts receivable), deferred premium acquisition costs, recoverable from reinsurers, funds withheld payable to reinsurers, provision for losses and loss adjustment expenses and provision for unearned premiums, are not shown separately but are eliminated in Corporate and Other.

  (c)
  Corporate and Other includes the Fairfax holding company and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under IFRS to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between OdysseyRe and the primary insurers), which affects recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. Corporate and Other borrowings of $3,445.1 as at December 31, 2017 primarily consisted of Fairfax holding company debt of $3,475.1, partially offset by the elimination of intercompany debt. Corporate and Other borrowings of $3,479.6 as at December 31, 2016 primarily consisted of Fairfax holding company debt of $3,341.2 and purchase consideration payable of $129.2 (repaid in 2017) related to the TRG acquisition.
	Economic ownership percentage in Fairfax affiliates
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Insurance & Reinsurance – Other	Run-off	Corporate & Other	Consolidated
Investments in insurance and reinsurance affiliates(1)(2)
Zenith National	–	6.1%	2.0%	–	–	–	–	–	–	91.9%	100.0%
Advent	–	15.7%	12.7%	–	–	–	–	–	13.8%	57.8%	100.0%
TRG (Run-off)	–	–	5.2%	–	–	–	–	31.5%	44.9%	18.4%	100.0%
Investments in non-insurance affiliates(3)
Thomas Cook India	–	11.0%	1.5%	0.4%	–	1.8%	0.6%	1.7%	4.9%	45.7%	67.6%
Fairfax India	–	6.9%	3.5%	1.0%	4.1%	4.8%	1.0%	2.0%	5.4%	1.5%	30.2%
The Keg	11.0%	14.7%	7.3%	8.0%	–	–	–	6.6%	3.4%	–	51.0%
Cara	8.5%	10.5%	4.9%	–	3.8%	5.7%	–	–	6.3%	0.5%	40.2%
Boat Rocker Media	–	27.3%	–	20.1%	–	–	–	10.8%	–	–	58.2%
Fairfax Africa	1.7%	20.1%	4.8%	9.1%	9.9%	4.2%	0.6%	7.6%	1.5%	4.7%	64.2%
Grivalia Properties	3.9%	18.8%	5.1%	1.4%	1.7%	5.0%	–	5.0%	9.2%	2.6%	52.7%
(1)
This table excludes subsidiaries where the company's equity interest is entirely held by the holding company including Northbridge, OdysseyRe, Crum & Forster, Brit, Allied World, Fairfax Asia, Fairfax Brasil, Fairfax Latam, Bryte Insurance and Polish Re.

(2)
Investments in insurance and reinsurance affiliates are reported in Investment in Fairfax insurance and reinsurance affiliates on the segmented balance sheet.

(3)
Investments in non-insurance affiliates are reported within Portfolio investments on the segmented balance sheet.

Segmented Balance Sheet as at December 31, 2017

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	107.0	557.8	5.3	9.4	–	–	549.0	–	1,228.5	–	–	1,139.9	2,368.4
Insurance contract receivables	327.4	995.9	315.4	260.7	774.0	1,336.7	97.8	621.6	4,729.5	73.8	–	(116.4)	4,686.9
Portfolio investments(2)	3,008.1	7,979.8	4,024.2	1,716.0	4,245.1	8,162.9	632.9	2,145.7	31,914.7	3,710.0	3,176.8	(1,788.3)	37,013.2
Deferred premium acquisition costs	116.4	223.4	126.0	12.2	207.1	146.6	16.8	94.4	942.9	–	–	(15.4)	927.5
Recoverable from reinsurers	441.5	976.1	1,033.7	53.1	1,437.6	2,879.6	275.9	1,110.2	8,207.7	737.9	–	(1,133.1)	7,812.5
Deferred income taxes	81.6	195.7	151.6	29.9	–	–	–	66.3	525.1	25.3	–	(169.6)	380.8
Goodwill and intangible assets	172.8	171.3	318.2	433.1	725.6	1,702.6	196.4	66.6	3,786.6	36.8	2,242.7	6.4	6,072.5
Due from affiliates	205.4	1.6	3.0	–	–	–	8.6	32.0	250.6	437.6	–	(688.2)	–
Other assets	67.0	82.6	243.0	72.4	90.7	356.0	153.3	149.4	1,214.4	79.7	3,264.5	269.7	4,828.3
Investments in Fairfax insurance and reinsurance affiliates	–	131.9	70.2	–	–	–	–	35.1	237.2	106.1	–	(343.3)	–

Total assets	4,527.2	11,316.1	6,290.6	2,586.8	7,480.1	14,584.4	1,930.7	4,321.3	53,037.2	5,207.2	8,684.0	(2,838.3)	64,090.1

Liabilities
Accounts payable and accrued liabilities	187.2	533.0	309.9	108.6	156.5	272.2	114.2	442.0	2,123.6	90.4	1,288.0	127.5	3,629.5
Income taxes payable	16.2	34.4	–	–	7.4	1.7	1.9	5.2	66.8	–	12.8	16.0	95.6
Short sale and derivative obligations	2.7	61.0	19.1	4.3	12.5	0.6	0.1	1.6	101.9	13.0	12.6	(1.3)	126.2
Due to affiliates	0.9	5.1	10.9	2.8	–	6.0	0.7	13.4	39.8	1.6	189.8	(231.2)	–
Funds withheld payable to reinsurers	4.9	94.2	21.4	–	450.1	270.3	12.5	103.2	956.6	12.5	–	(118.9)	850.2
Provision for losses and loss adjustment expenses	1,964.3	5,521.8	3,535.4	1,194.2	4,136.1	7,787.9	359.5	1,836.5	26,335.7	3,331.0	–	(1,055.9)	28,610.8
Provision for unearned premiums	628.4	909.1	713.0	305.7	891.2	1,653.0	177.1	726.3	6,003.8	8.0	–	(60.1)	5,951.7
Deferred income taxes	–	–	–	–	42.8	67.5	8.5	3.2	122.0	–	146.6	(268.6)	–
Borrowings	–	89.8	41.4	38.2	233.5	878.0	–	92.1	1,373.0	–	1,596.0	3,445.1	6,414.1

Total liabilities	2,804.6	7,248.4	4,651.1	1,653.8	5,930.1	10,937.2	674.5	3,223.5	37,123.2	3,456.5	3,245.8	1,852.6	45,678.1

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,722.5	4,067.7	1,639.5	933.0	1,550.0	3,641.6	1,195.0	1,095.7	15,845.0	1,750.7	5,092.5	(8,877.1)	13,811.1
Non-controlling interests	0.1	–	–	–	–	5.6	61.2	2.1	69.0	–	345.7	4,186.2	4,600.9

Total equity	1,722.6	4,067.7	1,639.5	933.0	1,550.0	3,647.2	1,256.2	1,097.8	15,914.0	1,750.7	5,438.2	(4,690.9)	18,412.0

Total liabilities and total equity	4,527.2	11,316.1	6,290.6	2,586.8	7,480.1	14,584.4	1,930.7	4,321.3	53,037.2	5,207.2	8,684.0	(2,838.3)	64,090.1

Capital
Borrowings	–	89.8	41.4	38.2	233.5	878.0	–	92.1	1,373.0	–	1,596.0	3,445.1	6,414.1
Investments in Fairfax affiliates	154.3	824.2	298.6	106.0	193.4	244.1	26.0	195.2	2,041.8	629.0	–	(2,670.8)	–
Shareholders' equity attributable to shareholders of Fairfax	1,568.2	3,243.5	1,340.9	827.0	921.3	2,173.7	1,169.0	902.6	12,146.2	1,121.7	2,563.3	(2,020.1)	13,811.1
Non-controlling interests	0.1	–	–	–	435.3	1,229.4	61.2	–	1,726.0	–	2,874.9	–	4,600.9

Total capital	1,722.6	4,157.5	1,680.9	971.2	1,783.5	4,525.2	1,256.2	1,189.9	17,287.0	1,750.7	7,034.2	(1,245.8)	24,826.1

% of consolidated total capital	6.9%	16.7%	6.8%	3.9%	7.2%	18.2%	5.1%	4.8%	69.6%	7.1%	28.3%	(5.0)%	100.0%

(1)
Allied World is included in the company's financial reporting with effect from July 6, 2017.

(2)
Includes investments in non-insurance affiliates.

Segmented Balance Sheet as at December 31, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	125.9	508.6	7.2	10.3	–	–	–	652.0	–	–	719.6	1,371.6
Insurance contract receivables	272.7	830.8	279.1	238.2	639.2	169.6	385.7	2,815.3	196.8	–	(94.6)	2,917.5
Portfolio investments(1)	2,748.8	7,243.8	3,907.7	1,708.7	3,986.7	1,568.8	1,680.6	22,845.1	3,847.2	1,476.5	(875.4)	27,293.4
Deferred premium acquisition costs	96.4	182.5	122.0	10.9	192.7	30.6	72.0	707.1	–	–	(14.0)	693.1
Recoverable from reinsurers	463.3	774.8	1,104.1	68.0	923.7	634.3	346.3	4,314.5	835.8	–	(1,140.0)	4,010.3
Deferred income taxes	65.9	300.5	257.3	55.0	–	–	18.9	697.6	11.6	–	23.4	732.6
Goodwill and intangible assets	152.8	174.9	331.6	439.0	730.9	173.1	33.9	2,036.2	37.1	1,766.0	8.2	3,847.5
Due from affiliates	120.9	4.0	31.4	–	0.3	23.3	35.1	215.0	575.3	–	(790.3)	–
Other assets	103.2	182.9	183.5	60.6	106.0	85.0	51.0	772.2	99.6	1,497.7	148.9	2,518.4
Investments in Fairfax insurance and reinsurance affiliates	–	132.0	70.2	–	–	–	32.7	234.9	106.1	–	(341.0)	–

Total assets	4,149.9	10,334.8	6,294.1	2,590.7	6,579.5	2,684.7	2,656.2	35,289.9	5,709.5	4,740.2	(2,355.2)	43,384.4

Liabilities
Accounts payable and accrued liabilities	161.3	511.0	282.2	94.6	79.4	273.7	261.1	1,663.3	104.2	973.8	147.3	2,888.6
Income taxes payable	6.3	–	–	1.5	–	13.0	0.2	21.0	–	2.2	12.2	35.4
Short sale and derivative obligations	40.9	79.5	37.2	3.1	11.8	–	5.0	177.5	41.9	–	14.9	234.3
Due to affiliates	0.9	9.2	0.6	3.0	–	5.5	2.2	21.4	1.0	48.3	(70.7)	–
Funds withheld payable to reinsurers	3.3	61.6	18.2	–	302.3	51.8	66.0	503.2	13.3	–	(100.3)	416.2
Provision for losses and loss adjustment expenses	1,875.0	4,896.9	3,562.3	1,212.5	3,406.7	800.0	1,019.1	16,772.5	3,790.1	–	(1,080.8)	19,481.8
Provision for unearned premiums	542.5	722.5	683.8	280.2	836.8	308.9	403.1	3,777.8	19.9	–	(57.3)	3,740.4
Deferred income taxes	–	–	–	–	102.8	4.8	3.2	110.8	–	153.0	(263.8)	–
Borrowings	–	89.8	41.4	38.2	175.9	–	90.2	435.5	–	852.5	3,479.6	4,767.6

Total liabilities	2,630.2	6,370.5	4,625.7	1,633.1	4,915.7	1,457.7	1,850.1	23,483.0	3,970.4	2,029.8	2,081.1	31,564.3

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,519.7	3,964.3	1,668.4	957.6	1,663.8	1,166.9	806.1	11,746.8	1,739.1	2,622.9	(6,288.7)	9,820.1
Non-controlling interests	–	–	–	–	–	60.1	–	60.1	–	87.5	1,852.4	2,000.0

Total equity	1,519.7	3,964.3	1,668.4	957.6	1,663.8	1,227.0	806.1	11,806.9	1,739.1	2,710.4	(4,436.3)	11,820.1

Total liabilities and total equity	4,149.9	10,334.8	6,294.1	2,590.7	6,579.5	2,684.7	2,656.2	35,289.9	5,709.5	4,740.2	(2,355.2)	43,384.4

Capital
Borrowings	–	89.8	41.4	38.2	175.9	–	90.2	435.5	–	852.5	3,479.6	4,767.6
Investments in Fairfax affiliates	110.6	544.0	197.5	40.8	74.7	44.8	99.3	1,111.7	523.3	–	(1,635.0)	–
Shareholders' equity attributable to shareholders of Fairfax	1,409.1	3,420.3	1,470.9	916.8	1,125.7	1,122.1	706.8	10,171.7	1,215.8	1,233.9	(2,801.3)	9,820.1
Non-controlling interests	–	–	–	–	463.4	60.1	–	523.5	–	1,476.5	–	2,000.0

Total capital	1,519.7	4,054.1	1,709.8	995.8	1,839.7	1,227.0	896.3	12,242.4	1,739.1	3,562.9	(956.7)	16,587.7

% of consolidated total capital	9.2%	24.4%	10.3%	6.0%	11.1%	7.4%	5.4%	73.8%	10.5%	21.5%	(5.8)%	100.0%

(1)
Includes investments in non-insurance affiliates.

Components of Net Earnings

    Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Run-off and Other by reporting segment for the years ended December 31, 2017 and 2016.

    Northbridge(1)

	Cdn$
	2017	2016	2017	2016
Underwriting profit	11.6	61.3	9.0	46.3

Loss & LAE – accident year	74.5%	71.6%	74.5%	71.6%
Commissions	16.1%	16.6%	16.1%	16.6%
Underwriting expenses	17.7%	19.1%	17.7%	19.1%

Combined ratio – accident year	108.3%	107.3%	108.3%	107.3%
Net favourable development	(9.2)%	(12.4)%	(9.2)%	(12.4)%

Combined ratio – calendar year	99.1%	94.9%	99.1%	94.9%

Gross premiums written	1,539.4	1,395.9	1,187.0	1,055.1

Net premiums written	1,381.0	1,247.0	1,064.9	942.6

Net premiums earned	1,322.4	1,202.3	1,019.7	908.8

Underwriting profit	11.6	61.3	9.0	46.3
Interest and dividends	70.2	69.0	54.1	52.2
Share of profit of associates	4.1	6.9	3.2	5.2

Operating income	85.9	137.2	66.3	103.7

(1)
These results differ from those published by Northbridge primarily due to purchase accounting adjustments related to the privatization of Northbridge in 2009.

The Canadian dollar strengthened relative to the U.S. dollar (measured using average foreign exchange rates) by 2.0% in 2017 compared to 2016. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.

Northbridge reported an underwriting profit of Cdn$11.6 ($9.0) and a combined ratio of 99.1% in 2017 compared to an underwriting profit of Cdn$61.3 ($46.3) and a combined ratio of 94.9% in 2016. The decrease in underwriting profit in 2017 principally reflected an increase in non-catastrophe loss experience related to the current accident year (particularly in personal lines and commercial property lines of business) and lower net favourable prior year reserve development, partially offset by the impact of higher net premiums earned and lower current period catastrophe losses.

Net favourable prior year reserve development in 2017 of Cdn$121.3 ($93.5) representing 9.2 combined ratio points principally reflected better than expected emergence on automobile and casualty lines of business related to accident years 2009 to 2014. Net favourable prior year reserve development in 2016 of Cdn$149.2 ($112.8) representing 12.4 combined ratio points principally reflected better than expected emergence on automobile and casualty lines of business related to accident years 2008 through 2014.

Current period catastrophe losses in 2017 of Cdn$11.6 ($8.9) (0.9 of a combined ratio point, principally the impact of storms in central Canada) decreased from Cdn$38.0 ($28.7) in 2016 (3.2 combined ratio points, principally the impact of the Fort McMurray wildfires). The decrease in Northbridge's underwriting expense ratio to 17.7% in 2017 from 19.1% in 2016 principally reflected the impact of higher net premiums earned, partially offset by higher underwriting expenses.

The increase in gross premiums written of 10.3% from Cdn$1,395.9 in 2016 to Cdn$1,539.4 in 2017, primarily reflected increased renewal and new business writings, and price increases across the group. Net premiums written increased by 10.7% in 2017, consistent with the growth in gross premiums written. Net premiums earned increased by 10.0% in 2017, reflecting the growth in net premiums written during 2016 and 2017.

Interest and dividends of Cdn$70.2 ($54.1) in 2017, while comparable to Cdn$69.0 ($52.2) in 2016, principally reflected lower total return swap expense in 2017, partially offset by lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017).

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased to Cdn$113.6 ($87.6) in 2017 from Cdn$67.4 ($51.0) in 2016, primarily due to higher net premiums collected and lower income taxes paid, partially offset by higher net claims paid.

Northbridge's average annual return on average equity over the past 32 years since inception in 1985 was 12.9% at December 31, 2017 (December 31, 2016 – 13.1%) (expressed in Canadian dollars).

    OdysseyRe(1)

	2017	2016
Underwriting profit	60.0	235.2

Loss & LAE – accident year	78.3%	69.3%
Commissions	21.1%	20.8%
Underwriting expenses	10.3%	11.4%

Combined ratio – accident year	109.7%	101.5%
Net favourable development	(12.3)%	(12.8)%

Combined ratio – calendar year	97.4%	88.7%

Gross premiums written	2,783.1	2,380.7

Net premiums written	2,495.9	2,100.2

Net premiums earned	2,333.4	2,074.1

Underwriting profit	60.0	235.2
Interest and dividends	124.9	153.7
Share of profit of associates	7.2	17.3

Operating income	192.1	406.2

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

OdysseyRe reported an underwriting profit of $60.0 and a combined ratio of 97.4% in 2017 compared to an underwriting profit of $235.2 and a combined ratio of 88.7% in 2016. The decrease in underwriting profit in 2017 principally reflected increased current period catastrophe losses (as set out in the table below), partially offset by modestly higher net favourable prior year reserve development and lower current year extraordinary losses.

	2017			2016
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Maria	103.0	4.4		–	–
Hurricane Irma	70.4	3.0		–	–
Hurricane Harvey	51.6	2.2		–	–
California wildfires	46.6	2.0		–	–
Mexico earthquakes	8.2	0.4		–	–
Hurricane Matthew	–	–		30.0	1.4
Fort McMurray wildfires	–	–		14.1	0.7
France floods	–	–		10.0	0.5
Belgium floods	–	–		9.0	0.4
Other	111.9	4.8		128.8	6.2

	391.7	16.8	points	191.9	9.2	points

(1)
Net of reinstatement premiums.

Net favourable prior year reserve development increased to $288.1 (12.3 combined ratio points) in 2017 from $266.5 (12.8 combined ratio points) in 2016, principally related to net favourable emergence on casualty and catastrophe loss reserves respectively in each of those periods. Current year extraordinary losses decreased to $28.4 (1.2 combined ratio points) in 2017 from $61.9 (3.0 combined ratio points) in 2016. The decrease in OdysseyRe's underwriting expense ratio to 10.3% in 2017 from 11.4% in 2016 principally reflected the impact of increased net premiums earned. The increase in OdysseyRe's commission expense ratio to 21.1% in 2017 from 20.8% in 2016 principally reflected changes in the mix of business and commission expense adjustments.

The increase in gross premiums written and net premiums written of 16.9% and 18.8% in 2017 principally reflected increases in the U.S. Insurance division (automobile, crop and liability package lines of business), North America division (property and casualty reinsurance lines of business), EuroAsia division (crop, commercial automobile and credit and bond reinsurance lines of business) and the London Market division (affinity and liability insurance lines of business). Net premiums earned in 2017 increased 12.5%, consistent with the growth in net premiums written.

The decrease in interest and dividends to $124.9 in 2017 from $153.7 in 2016 principally reflected lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017), partially offset by lower total return swap expense.

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased to $389.9 in 2017 from $268.9 in 2016, primarily due to lower income taxes paid and increased net premiums collected, partially offset by increased net claims paid related to current period catastrophes losses and lower investment income received.

    Crum & Forster

	2017	2016
Underwriting profit	3.2	32.4

Loss & LAE – accident year	65.3%	64.2%
Commissions	15.8%	16.0%
Underwriting expenses	19.3%	18.5%

Combined ratio – accident year	100.4%	98.7%
Net favourable development	(0.6)%	(0.5)%

Combined ratio – calendar year	99.8%	98.2%

Gross premiums written	2,174.5	2,055.0

Net premiums written	1,863.4	1,801.1

Net premiums earned	1,852.8	1,769.5

Underwriting profit	3.2	32.4
Interest and dividends	33.8	65.8
Share of loss of associates	(1.1)	(22.6)

Operating income	35.9	75.6

On October 4, 2016 Crum & Forster acquired a 100% interest in Trinity Risk LLC ("Trinity") for consideration of $12.0. Trinity focuses on occupational accident insurance and produces approximately $26 of gross premiums written annually.

Crum & Forster reported an underwriting profit of $3.2 and a combined ratio of 99.8% in 2017 compared to an underwriting profit of $32.4 and a combined ratio of 98.2% in 2016. The decrease in underwriting profit in 2017 principally reflected the impact of higher current period catastrophe losses (as set out in the table below) and increased underwriting expenses, partially offset by increased net favourable prior year reserve development.

	2017			2016
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Irma	16.5	0.9		–	–
Hurricane Harvey	5.0	0.3		–	–
California wildfires	2.1	0.1		–	–
Texas hailstorms	–	–		10.5	0.6
Hurricane Matthew	–	–		5.0	0.3
Other	18.4	1.0		10.5	0.6

	42.0	2.3	points	26.0	1.5	points

(1)
Net of reinstatement premiums.

Net favourable prior year reserve development in 2017 of $10.2 (0.6 of a combined ratio point, principally related to excess and surplus lines loss reserves, partially offset by net adverse development on commercial transportation loss reserves) increased from $8.3 in 2016 (0.5 of a combined ratio point, principally related to net favourable emergence on workers' compensation and professional risk loss reserves, partially offset by an increase in construction defect loss reserves).

The decrease in Crum & Forster's commission expense ratio to 15.8% in 2017 from 16.0% in 2016, principally reflected the impact of higher ceding commission income in 2017. The increase in Crum & Forster's underwriting expense ratio to 19.3% in 2017 from 18.5% in 2016 principally reflected increased compensation costs related to new underwriting initiatives.

The increase in gross premiums written of 5.8% in 2017 principally reflected growth in the accident and health and commercial transportation lines of business, partially offset by decreases in excess and surplus and marine lines of business. Net premiums written increased by 3.5% in 2017, consistent with the growth in gross premiums written. Net premiums earned increased by 4.7% in 2017, reflecting the growth in net premiums written during 2016 and 2017.

The decrease in interest and dividends to $33.8 in 2017 from $65.8 in 2016 principally reflected lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017) and increased investment management and administration fees, partially offset by lower total return swap expense. Share of loss of associates in 2016 included a non-cash impairment charge of $25.3 related to Resolute.

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of $111.6 in 2017 decreased from $238.5 in 2016 primarily due to higher net paid losses and lower interest and dividend income received, partially offset by higher net premiums collected and lower income taxes paid.

Crum & Forster's cumulative net earnings since acquisition on August 13, 1998 was $1,816.4 and its average annual return on average equity since acquisition was 8.7% (December 31, 2016 – 9.4%).

    Zenith National(1)

	2017	2016
Underwriting profit	117.2	164.1

Loss & LAE – accident year	58.9%	56.9%
Commissions	10.3%	10.1%
Underwriting expenses	25.8%	25.2%

Combined ratio – accident year	95.0%	92.2%
Net favourable development	(9.4)%	(12.5)%

Combined ratio – calendar year	85.6%	79.7%

Gross premiums written	849.0	831.7

Net premiums written	837.4	819.4

Net premiums earned	811.6	807.3

Underwriting profit	117.2	164.1
Interest and dividends	23.4	29.6
Share of profit (loss) of associates	(9.8)	1.2

Operating income	130.8	194.9

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National reported an underwriting profit of $117.2 and a combined ratio of 85.6% in 2017 compared to an underwriting profit of $164.1 and a combined ratio of 79.7% in 2016. The decrease in underwriting profit in 2017 principally reflected lower net favourable prior year reserve development, an increase in non-catastrophe property loss experience related to the current accident year and higher current period catastrophe losses.

Net favourable prior year reserve development in 2017 of $76.4 (9.4 combined ratio points) decreased from $101.0 in 2016 (12.5 combined ratio points), principally reflecting net favourable emergence related to accident years 2013 through 2016 in 2017 and net favourable emergence related to accident years 2012 through 2015 in 2016.

In 2017 Zenith National's agriculture property and casualty line of business incurred current period catastrophe losses of $8.2 (1.0 combined ratio point) related to the California wildfires and other large losses of $6.7 (0.8 of a combined ratio point). Excluding these incurred losses, the estimated accident year loss and LAE ratio in 2017 was comparable to 2016 and reflected favourable loss development trends for accident year 2016, offset by modest earned price decreases and estimated loss trends for accident year 2017. The increase in Zenith National's underwriting expense ratio to 25.8% in 2017 from 25.2% in 2016 principally reflected flat net premiums earned and higher underwriting expenses, primarily attributable to ongoing investment in personnel.

The increase in gross premiums written and net premiums written of 2.1% and 2.2% in 2017 principally reflected increased exposure, partially offset by price decreases. The increase in net premiums earned of 0.5% in 2017 principally reflected the growth in net premiums written during 2016 and 2017.

The decrease in interest and dividends to $23.4 in 2017 from $29.6 in 2016 principally reflected lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017), partially offset by lower total return swap expense. Share of loss of associates in 2017 included a non-cash impairment charge of $5.5 related to Thai Re.

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of $95.5 in 2017 decreased from $141.2 in 2016, primarily due to higher income taxes paid, higher net paid losses and expenses and lower investment income received, partially offset by higher net premiums collected.

    Brit(1)

	2017	2016
Underwriting profit (loss)	(201.9)	29.1

Loss & LAE – accident year	72.7%	65.0%
Commissions	27.6%	20.9%
Underwriting expenses	13.4%	15.8%

Combined ratio – accident year	113.7%	101.7%
Net favourable development	(0.6)%	(3.8)%

Combined ratio – calendar year	113.1%	97.9%

Gross premiums written	2,057.0	1,912.2

Net premiums written	1,530.9	1,480.2

Net premiums earned	1,536.9	1,399.3

Underwriting profit (loss)	(201.9)	29.1
Interest and dividends	32.6	55.4
Share of profit of associates	9.2	3.4

Operating income (loss)	(160.1)	87.9

(1)
These results differ from those published by Brit primarily due to differences in presentation of net gains on investments and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Brit on June 5, 2015.

On August 3, 2016 Brit purchased shares for cancellation from its minority shareholder Ontario Municipal Employees Retirement System ("OMERS") for cash consideration of $57.8, which increased the company's ownership interest in Brit from 70.1% to 72.5%. On March 3, 2017 Brit paid a dividend of $45.8 to OMERS.

Brit reported an underwriting loss of $201.9 and a combined ratio of 113.1% in 2017 compared to an underwriting profit of $29.1 and a combined ratio of 97.9% in 2016. The decrease in underwriting profit in 2017 principally reflected an increase in current period catastrophe losses (as set out in the table below), lower net favourable prior year reserve development and an increase in commission expense (described below).

	2017			2016
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Irma	110.5	7.2		–	–
Hurricane Harvey	54.3	3.5		–	–
Hurricane Maria	45.6	3.0		–	–
California wildfires	34.2	2.2		–	–
Mexico earthquakes	6.8	0.4		–	–
Hurricane Matthew	–	–		26.1	1.9
Fort McMurray wildfire	–	–		17.8	1.3
Other	7.5	0.5		32.5	2.3

	258.9	16.8	points	76.4	5.5	points

(1)
Net of reinstatement premiums.

Net favourable prior year reserve development in 2017 decreased to $9.5 (0.6 of a combined ratio point, principally related to favourable emergence on casualty and property reinsurance and energy lines of business, partially offset by net reserve strengthening of $13.1 resulting from a change in the Ogden discount rate that was effective from March 2017) from $53.5 in 2016 (3.8 combined ratio points, principally related to favourable emergence on casualty and property reinsurance lines of business). The Ogden discount rate is set and revised periodically by the U.K. government and is used by the U.K. courts in the assessment of lump sum awards for personal injury claimants.

The increase in Brit's commission expense ratio to 27.6% in 2017 from 20.9% in 2016 principally reflected the impacts of non-recurring acquisition accounting adjustments which reduced net premiums earned and commission expense in 2016, partially offset by changes in the mix of business written, reinsurance purchased and higher net premiums earned in 2017. The decrease in Brit's underwriting expense ratio to 13.4% in 2017 from 15.8% in 2016 principally reflected the favourable effect of foreign currency translation and increased fee income earned from the management of third party underwriting capital, partially offset by higher compensation costs.

The increase in gross premiums written and net premiums written of 7.6% and 3.4% in 2017 principally reflected better than expected development on 2016 and prior underwriting years, inwards reinstatement premiums following the current period catastrophe losses, increased contribution from initiatives launched in recent years and measured growth in core lines of business, partially offset by modest price decreases and reductions in other lines of business through active portfolio management and the unfavourable impact of foreign currency translation. The increase in net premiums written was tempered by the impact of additional reinsurance purchased. The increase in net premiums earned of 9.8% in 2017 principally reflected the same factors that affected net premiums written and the impact of the acquisition accounting adjustments described in the preceding paragraph.

The decrease in interest and dividends to $32.6 in 2017 from $55.4 in 2016 principally reflected lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017).

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of $17.2 in 2017 decreased from $148.3 in 2016, primarily due to higher net paid losses and lower interest and dividend income received, partially offset by higher net premiums collected.

    Allied World(1)

For the period July 6, 2017 to December 31, 2017
Underwriting loss	(586.6)

Loss & LAE – accident year	125.7%
Commissions	3.2%
Underwriting expenses	21.1%

Combined ratio – accident year	150.0%
Net adverse development	7.0%

Combined ratio – calendar year	157.0%

Gross premiums written	1,447.6

Net premiums written	991.9

Net premiums earned	1,028.7

Underwriting loss	(586.6)
Interest and dividends	65.9
Share of loss of associates	(17.6)

Operating loss	(538.3)

(1)
These results differ from those published by Allied World primarily due to differences between IFRS and U.S. GAAP and acquisition accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the acquisition of Allied World on July 6, 2017.

On July 6, 2017 the company completed the acquisition of 94.6% of the outstanding shares of Allied World Assurance Company Holdings, AG ("Allied World AG") for purchase consideration of $3,977.9, consisting of $1,905.6 in cash and $2,072.3 by the issuance of 4,799,497 subordinate voting shares. In addition, Allied World AG declared a special pre-closing cash dividend of $5.00 per share ($438.0). Contemporaneously with the closing of the acquisition of Allied World AG, Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, Alberta Investment Management Corporation

("AIMCo"), an investment manager for pension, endowment and government funds in the province of Alberta, and certain other third parties (together, "the co-investors") invested $1,580.0 for an indirect equity interest in Allied World AG. The remaining 5.4% of the outstanding shares of Allied World AG were acquired on August 17, 2017 for purchase consideration of $229.0, consisting of $109.7 in cash and $119.3 by the issuance of 276,397 subordinate voting shares, in a merger transaction under Swiss law pursuant to which Allied World Assurance Company Holdings, GmbH ("Allied World") became the surviving entity. This merger resulted in the co-investors holding an indirect ownership interest in Allied World of 32.6%. The co-investors will have a dividend in priority to the company, and the company will have the ability to purchase the shares owned by the co-investors over the next seven years. Allied World is a global property, casualty and specialty insurer and reinsurer.

Allied World reported an underwriting loss of $586.6 and a combined ratio of 157.0% in the period July 6, 2017 to December 31, 2017, which included current period catastrophe losses (as set out in the table below) and net adverse prior year reserve development of $71.9 (7.0 combined ratio points). Net adverse development principally related to the insurance segment (due to higher than expected claims development within the professional liability line of business for the 2012 and 2013 accident years and the primary casualty line of business), partially offset by net favourable development in the reinsurance segment (due to net favourable prior year reserve development in the specialty and casualty lines of business, partially offset by net adverse prior year reserve development in the property line of business related to U.S. storms in 2015 and 2016). Allied World's gross premiums written of $1,447.6 in the period July 6, 2017 to December 31, 2017 included assumed reinstatement premiums of $19.8 related to current period catastrophe losses.

	For the period July 6, 2017 to December 31, 2017
	Catastrophe losses(1)	Combined ratio impact
Hurricane Irma	153.9	15.1
Hurricane Maria	124.9	12.0
Hurricane Harvey	122.9	11.8
California wildfires	87.3	8.4
Mexico earthquakes	9.1	0.9
Other	43.5	4.5

	541.6	52.7	points

(1)
Net of reinstatement premiums.

Share of loss of associates in the period July 6, 2017 to December 31, 2017 included a non-cash impairment charge of $19.2 related to an associate.

    Fairfax Asia

	2017	2016
Underwriting profit	38.2	41.1

Loss & LAE – accident year	80.3%	83.4%
Commissions	1.4%	(2.1)%
Underwriting expenses	22.7%	22.3%

Combined ratio – accident year	104.4%	103.6%
Net favourable development	(16.0)%	(17.2)%

Combined ratio – calendar year	88.4%	86.4%

Gross premiums written	670.4	648.7

Net premiums written	327.5	303.1

Net premiums earned	327.6	302.5

Underwriting profit	38.2	41.1
Interest and dividends	29.1	26.7
Share of profit of associates	29.4	48.1

Operating income	96.7	115.9

Fairfax Asia comprises the company's Asian holdings and operations: 97.7%-owned Singapore-based First Capital Insurance Limited ("First Capital", sold on December 28, 2017), Hong Kong-based Falcon Insurance (Hong Kong) Company Ltd. ("Falcon"), 85.0%-owned Malaysia-based The Pacific Insurance Berhad ("Pacific Insurance"), 80.0%-owned Indonesia-based PT Asuransi Multi Artha Guna Tbk. ("AMAG"), 78.0%-owned Sri Lanka-based Fairfirst Insurance Limited ("Fairfirst Insurance"), 35.0%-owned Vietnam-based Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance"), 41.2%-owned Bangkok-based Falcon Insurance PLC ("Falcon Thailand") and Mumbai-based ICICI Lombard General Insurance Company Limited ("ICICI Lombard", partially sold during 2017 and reclassified to a common stock investment).

On December 28, 2017 the company completed the sale of its 97.7% interest in First Capital to Mitsui Sumitomo Insurance Company Limited of Tokyo, Japan ("Mitsui Sumitomo") for gross proceeds of $1,683.3 and realized a net after-tax gain of $1,018.6. The transaction was completed pursuant to an agreement with Mitsui Sumitomo to pursue a global strategic alliance. The company expects to enter into a quota share participation in First Capital's insurance portfolio in 2018.

On August 30, 2017 Pacific Insurance acquired the assets and liabilities of the general insurance business of Prudential Assurance Malaysia Berhad ("Prudential Assurance Malaysia") for $2.3. Prudential Assurance Malaysia is a general insurer in Malaysia.

On July 6, 2017 the company sold a 12.2% equity interest in ICICI Lombard to private equity investors for net proceeds of $376.3 and a net realized investment gain of $223.3. On September 19, 2017 the company sold an additional 12.1% equity interest through participation in ICICI Lombard's initial public offering for net proceeds of $532.2 and a net realized investment gain of $372.3. The company's remaining 9.9% equity interest in ICICI Lombard (fair value of $549.0 at December 31, 2017) was reclassified from the equity method of accounting to common stock at FVTPL (included in holding company cash and investments in the Fairfax Asia reporting segment), resulting in a $334.5 re-measurement gain. In 2017, Fairfax Asia paid dividends to Fairfax of $2,429.7 primarily comprised of the proceeds from the partial sale of ICICI Lombard and the sale of the company's 97.7% interest in First Capital. On March 31, 2016 the company increased its ownership interest in ICICI Lombard to 34.6% by acquiring an additional 9.0% of the issued and outstanding shares of ICICI Lombard from ICICI Bank for $234.1 (15.5 billion Indian rupees).

On October 10, 2016 the company acquired an 80.0% interest in AMAG from PT Bank Pan Indonesia Tbk. ("Panin Bank") for $178.9 (2.322 trillion Indonesian rupiah). AMAG will distribute its insurance products through a long-term bancassurance partnership with Panin Bank. AMAG is a general insurer in Indonesia. On December 31, 2016 Fairfax Indonesia was merged into AMAG.

On October 3, 2016 Union Assurance acquired a 100% equity interest in Asian Alliance General Insurance Limited (subsequently renamed Fairfirst Insurance Limited) for $10.2 (1,488.9 million Sri Lankan rupees). Fairfirst Insurance is a general insurer in Sri Lanka. On February 28, 2017 Union Assurance was merged into Fairfirst Insurance.

Fairfax Asia reported an underwriting profit of $38.2 and a combined ratio of 88.4% in 2017, compared to an underwriting profit of $41.1 and a combined ratio of 86.4% in 2016. The entities comprising Fairfax Asia produced combined ratios as set out in the following table:

	2017	2016
First Capital	69.5%	64.9%
Falcon	99.1%	97.6%
Pacific Insurance	99.6%	95.6% (1)
AMAG	95.9%	128.0%
Fairfirst Insurance	99.0%	105.2%
(1)
Excludes the impact of an intercompany loss portfolio transfer in 2016 of commercial automobile loss reserves ($15.8) and the related premiums ceded to reinsurers ($15.8) (the "2016 LPT"). Underwriting profit remained unchanged.

Net favourable prior year reserve development in 2017 of $52.3 (16.0 combined ratios points, principally related to commercial automobile, health, marine and property loss reserves) increased nominally from $52.1 in 2016 (17.2 combined ratio points, principally related to commercial automobile, engineering and marine hull loss reserves).

Fairfax Asia's commission expense ratio of 1.4% in 2017 compared to its commission income ratio of 2.1% in 2016 primarily reflected decreased profit commission on reinsurance ceded by First Capital related to commercial property and marine lines of business and the consolidation of the higher commission expense ratios of recent acquisitions AMAG and Fairfirst Insurance.

The consolidation of AMAG, Fairfirst Insurance and the 2016 LPT affected gross premiums written, net premiums written and net premiums earned as set out in the following table:

	2017			2016
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Fairfax Asia – as reported	670.4	327.5	327.6	648.7	303.1	302.5
Fairfirst Insurance	(11.9)	(11.4)	(12.4)	(4.1)	(3.9)	(3.8)
AMAG	(62.9)	(43.9)	(45.1)	(11.8)	(9.1)	(10.7)
Pacific Insurance – 2016 LPT	–	–	–	–	15.8	15.8

Fairfax Asia – as adjusted	595.6	272.2	270.1	632.8	305.9	303.8

Percentage change (year-over-year)	(5.9)%	(11.0)%	(11.1)%

The decrease in gross premiums written of 5.9% in 2017 principally reflected lower writings in the commercial automobile, property and marine lines of business. The decrease in net premiums written of 11.0% in 2017 principally reflected the impact of lower premium retention (primarily at First Capital) and the same factors which affected gross premiums written. Net premiums earned decreased by 11.1% in 2017 reflecting the decreases in net premiums written during 2016 and 2017.

The decrease in share of profit of associates to $29.4 in 2017 from $48.1 in 2016 primarily reflected the impact of reclassifying the remaining 9.9% equity interest in ICICI Lombard from the equity method of accounting to common stock at FVTPL during the third quarter of 2017.

    Insurance and Reinsurance – Other

	2017
	Group Re	Bryte Insurance	Advent	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter-company	Total
Underwriting profit (loss)	7.1	(3.0)	(48.7)	(22.2)	(13.8)	–	(80.6)

Loss & LAE – accident year	96.1%	68.6%	81.7%	54.8%	51.5%	–	71.3%
Commissions	29.0%	17.9%	24.3%	1.1%	19.1%	–	18.8%
Underwriting expenses	4.3%	17.2%	21.1%	57.5%	31.2%	–	24.3%

Combined ratio – accident year	129.4%	103.7%	127.1%	113.4%	101.8%	–	114.4%
Net adverse (favourable) development	(35.2)%	(2.5)%	(0.8)%	5.1%	9.7%	–	(4.2)%

Combined ratio – calendar year	94.2%	101.2%	126.3%	118.5%	111.5%	–	110.2%

Gross premiums written	147.9	348.9	271.2	314.1	168.6	(6.4)	1,244.3

Net premiums written	129.2	240.8	184.4	160.6	148.3	–	863.3

Net premiums earned	124.4	241.1	185.1	120.1	119.9	–	790.6

Underwriting profit (loss)	7.1	(3.0)	(48.7)	(22.2)	(13.8)	–	(80.6)
Interest and dividends	1.9	16.8	5.9	12.7	1.2	–	38.5
Share of profit (loss) of associates	3.4	–	(1.2)	–	0.8	–	3.0

Operating income (loss)	12.4	13.8	(44.0)	(9.5)	(11.8)	–	(39.1)

	2016
	Group Re	Bryte Insurance	Advent	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter- company	Total
Underwriting profit (loss)	35.4	–	0.5	0.5	(8.7)	–	27.7

Loss & LAE – accident year	66.0%	–	70.7%	61.4%	59.1%	–	66.4%
Commissions	30.9%	–	22.3%	12.6%	18.5%	–	23.3%
Underwriting expenses	5.2%	–	19.3%	32.6%	28.1%	–	17.8%

Combined ratio – accident year	102.1%	–	112.3%	106.6%	105.7%	–	107.5%
Net adverse (favourable) development	(28.5)%	–	(12.6)%	(7.7)%	6.3%	–	(13.8)%

Combined ratio – calendar year	73.6%	–	99.7%	98.9%	112.0%	–	93.7%

Gross premiums written	156.9	–	257.8	144.8	90.4	(6.6)	643.3

Net premiums written	140.6	–	177.0	58.3	82.5	–	458.4

Net premiums earned	133.8	–	185.1	45.6	72.7	–	437.2

Underwriting profit (loss)	35.4	–	0.5	0.5	(8.7)	–	27.7
Interest and dividends	8.7	–	10.6	5.5	1.8	–	26.6
Share of profit (loss) of associates	0.8	–	(0.1)	–	–	–	0.7

Operating income (loss)	44.9	–	11.0	6.0	(6.9)	–	55.0

On December 7, 2016 the company acquired a 100% interest in Zurich Insurance Company South Africa Limited (subsequently rebranded Bryte Insurance Company Limited ("Bryte Insurance")) from Zurich Insurance Company Ltd. for $128.0 (1.8 billion South African rand). Bryte Insurance is a property and casualty insurer in South Africa and Botswana.

Fairfax Latin America is comprised of Fairfax Brasil (established by Fairfax in 2010) and Fairfax Latam, which consists of the insurance operations acquired from AIG in Chile and Colombia (effective from July 31, 2017), Argentina (effective from September 30, 2017) and Uruguay (effective from January 31, 2018). Fairfax Latam continues to work through the legal, regulatory and operational requirements to complete the acquisition of the insurance operations of AIG in Venezuela.

Fairfax Central and Eastern Europe ("Fairfax CEE") is comprised of Colonnade Insurance and Polish Re (acquired in 2009). Colonnade Insurance includes the following: the business and renewal rights of the insurance operations acquired from QBE in Hungary, Czech Republic and Slovakia (effective from February 1, 2016, April 1, 2016 and May 2, 2016 respectively); the business and renewal rights of the insurance operations acquired from AIG in Hungary, Czech Republic and Slovakia (effective from April 30, 2017), Bulgaria (effective from May 31, 2017), Poland (effective from June 30, 2017) and Romania (effective from October 31, 2017); and Colonnade Ukraine (acquired in 2015). On July 31, 2017 ("the effective date") a Part VII transfer pursuant to the U.K. Financial Services and Markets Act 2000 was completed to legally transfer the run-off of the business written by QBE's insurance operations in Hungary, Czech Republic and Slovakia prior to the effective date ("the transferring business") from QBE to Colonnade Insurance. The net liabilities relating to the transferring business have been fully reinsured by Polish Re since December 31, 2014 through various 100% quota share transactions with QBE. All reinsurance protection that benefited the transferring business was transferred from QBE to Colonnade Insurance at the effective date.

The Insurance and Reinsurance – Other reporting segment produced an underwriting loss of $80.6 and a combined ratio of 110.2% in 2017 compared to an underwriting profit of $27.7 and a combined ratio of 93.7% in 2016. The decrease in underwriting profit in 2017 principally reflected increased current period catastrophe losses (as set out in the table below), lower net favourable prior year reserve development and higher non-catastrophe loss experience related to the current accident year.

	2017			2016
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Irma	20.7	2.6		–	–
Hurricane Harvey	18.6	2.4		–	–
Hurricane Maria	8.2	1.0		–	–
California wildfires	7.0	0.9		–	–
Fort McMurray wildfire	–	–		7.3	1.7
Hurricane Matthew	–	–		5.7	1.3
Other	24.6	3.1		16.7	3.8

	79.1	10.0	points	29.7	6.8	points

(1)
Net of reinstatement premiums.

The underwriting results in 2017 included net favourable prior year reserve development of $33.6 (4.2 combined ratio points), primarily reflecting net favourable development at Group Re (property and liability loss reserves), partially offset by net adverse development at Fairfax CEE (liability loss reserves at Polish Re) and Fairfax Latin America (general liability loss reserves in Argentina). The underwriting results in 2016 included net favourable prior year reserve development of $60.4 (13.8 combined ratio points), primarily reflecting net favourable development at Group Re (property and liability loss reserves including net favourable emergence on the run-off of the intercompany quota share reinsurance contract with Northbridge), Advent (property and casualty reinsurance loss reserves) and Fairfax Latin America (Fairfax Brasil).

The expense ratio increased to 24.3% in 2017 from 17.8% in 2016, principally reflecting higher operating expenses at Fairfax Brasil, the impact of the start-up of Colonnade Insurance and a higher expense ratio at Fairfax Latam due to lower net premium earned from changes to its reinsurance structure subsequent to its acquisition by Fairfax, partially offset by lower operating expenses at Polish Re. The commission expense ratio decreased to 18.8% in 2017 from 23.3% in 2016, primarily reflecting the impact of the consolidation of Bryte Insurance and Fairfax Latam which have commission expense ratios that are generally lower than the other companies within the Insurance and Reinsurance – Other segment. Fairfax Latam's commission income ratio reflected the impact of the lag from changing from proportional reinsurance (with high ceding commissions) to a combination of proportional reinsurance and non-proportional reinsurance (with lower ceding commissions).

The consolidation of Bryte Insurance, Fairfax Latam and the business and renewal rights of the insurance operations acquired from AIG in Central and Eastern Europe affected gross premiums written, net premiums written and net premiums earned as set out in the following table:

	2017			2016
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Insurance and Reinsurance – Other – as reported	1,244.3	863.3	790.6	643.3	458.4	437.2
Bryte Insurance	(348.9)	(240.8)	(241.1)	–	–	–
Insurance operations acquired from AIG in Latin America	(166.5)	(97.7)	(68.5)	–	–	–
Business and renewal rights of the insurance operations acquired from AIG in CEE	(57.0)	(44.1)	(23.7)	–	–	–

Insurance and Reinsurance – Other – as adjusted	671.9	480.7	457.3	643.3	458.4	437.2

Percentage change (year-over-year)	4.4%	4.9%	4.6%

The increase in gross premiums written, net premiums written and net premiums earned by 4.4%, 4.9% and 4.6% in 2017 principally reflected increases at Fairfax CEE (primarily related to inward reinstatement premiums related to a large loss in the commercial automobile line of business at Polish Re and organic growth at Colonnade Insurance) and Advent (primarily reflecting organic growth in property binders and consumer products lines of business), partially offset by decreases at Group Re (primarily reflecting the non-renewal in 2017 of certain reinsurance contracts). Net premiums written in 2017 was also affected by increased premium retention at Polish Re and Fairfax Brasil, partially offset by outwards reinstatement premiums on current period catastrophe losses at Advent and purchases of additional reinsurance at Advent and Group Re. The increase in net premiums earned reflected the growth in net premiums written during 2016 and 2017.

The increase in interest and dividends to $38.5 in 2017 from $26.6 in 2016 principally reflected the consolidation of the interest and dividends of Bryte Insurance and Fairfax Latam, and lower total return swap expense, partially offset by lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017).

    Run-off

The Run-off business segment was formed with the acquisition of the company's interest in The Resolution Group ("TRG") on August 11, 1999, and currently consists of two groups: the U.S. Run-off group, principally consisting of TIG Insurance Company, and the European Run-off group, principally consisting of RiverStone (UK), Syndicate 3500 at Lloyd's and RiverStone Insurance. The Run-off reporting segment also includes Resolution Group Reinsurance (Barbados) Limited and TIG Insurance (Barbados) Limited, formed to facilitate certain reinsurance transactions. Both groups are managed by the dedicated RiverStone Run-off management operation which has 406 employees in the U.S. and the U.K.

On December 13, 2017 U.S. Run-off repaid $124.9 aggregate principal amount of purchase consideration payable upon maturity.

On December 31, 2016 U.S. Run-off agreed to reinsure a portfolio of casualty exposures associated with habitational risks (commercial residential properties such as apartment buildings and condominiums) relating to accident years 2011 through 2016 from a U.S.-based insurer (the "habitational casualty reinsurance transaction"). The 2016 U.S. Run-off results reflected premiums of $110.7 as consideration for the assumption of $90.2 of net loss reserves and net provision for unearned premiums of $19.9.

On April 1, 2016 U.S. Run-off agreed to reinsure a portfolio of business comprised of construction defect exposures in various states in the western U.S. relating to accident years 2008 to 2013 (the "second quarter 2016 construction defect reinsurance transaction"). U.S. Run-off received a cash premium of $71.5 as consideration for the assumption of $70.5 of net loss reserves and paid a commission of $1.0 to a third party for facilitating the transaction.

Set out below is a summary of the operating results of Run-off for the years ended December 31, 2017 and 2016.

	2017	2016
Gross premiums written	8.4	183.9

Net premiums written	8.3	183.4

Net premiums earned	20.1	163.5

Losses on claims	(125.4)	(236.2)
Operating expenses	(102.1)	(112.4)
Interest and dividends	28.9	51.2
Share of loss of associates	(6.1)	(15.5)

Operating loss	(184.6)	(149.4)

Run-off reported an operating loss of $184.6 in 2017 compared to an operating loss of $149.4 in 2016. Net premiums earned of $20.1 in 2017 principally reflected the run-off of the unearned premium related to the habitational casualty reinsurance transaction (net premiums earned of $15.1 and losses on claims of $12.9). Losses on claims of $125.4 in 2017 principally reflected net adverse prior year reserve development of $145.9 at U.S. Run-off, partially offset by net favourable prior year reserve development of $33.4 at European Run-off. Net adverse prior year reserve development at U.S. Run-off was principally comprised of $182.5 related to APH exposures assumed primarily from Crum & Forster and in the legacy portfolio of Clearwater Insurance, partially offset by $39.0 of net favourable prior year reserve development at TIG Insurance related to workers' compensation loss reserves. Net favourable prior year reserve development of $33.4 at European Run-off principally related to the World Trade Center aviation market settlement.

Net premiums earned of $163.5 and losses on claims of $236.2 in 2016 principally reflected the impact of the habitational casualty reinsurance transaction and the second quarter 2016 construction defect reinsurance transaction. Losses on claims in 2016 also reflected net adverse prior year reserve development of $96.6 at U.S. Run-off, partially offset by net favourable prior year reserve development of $17.1 at European Run-off. Net adverse prior year reserve development of $96.6 at U.S. Run-off was principally comprised of $149.1 related to APH exposures assumed from Crum & Forster and in the legacy portfolio of Clearwater Insurance (including $50.0 related to a single assumed excess of loss contract with exposures to APH that was triggered and a loss of $18.8 incurred in connection with the commutation of certain assumed long tail APH liabilities) and $30.2 of non-APH loss reserve strengthening, partially offset by $89.5 of net favourable prior year reserve development at TIG Insurance principally related to workers' compensation loss reserves. Net favourable prior year reserve development at European Run-off was across various lines of business.

Operating expenses decreased to $102.1 in 2017 from $112.4 in 2016 principally reflecting a decrease in the provision for reinsurance recoverables.

Interest and dividends decreased to $28.9 in 2017 from $51.2 in 2016 primarily as a result of lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017), partially offset by lower total return swap expense. Share of loss of associates in 2016 included a non-cash impairment charge of $23.6 related to Resolute.

Run-off's cash flows may be volatile as to timing and amount, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only subsequently collected in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims.

    Other

	2017
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	1,441.7	336.0	1,009.6	470.3	3,257.6
Expenses	(1,322.5)	(315.9)	(953.1)	(404.5)	(2,996.0)
Interest and dividends	7.7	(116.8)	–	4.2	(104.9)
Share of profit of associates	–	45.5	0.3	9.6	55.4

Operating income (loss)	126.9	(51.2)	56.8	79.6	212.1
Net gains (losses) on investments	(0.4)	(4.6)	0.6	11.6	7.2

Pre-tax income (loss) before interest expense	126.5	(55.8)	57.4	91.2	219.3

	2016
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	978.3	154.6	786.4	142.3	2,061.6
Expenses	(897.0)	(151.5)	(769.5)	(140.4)	(1,958.4)
Interest and dividends	7.2	9.5	–	–	16.7
Share of profit of associates	–	13.6	–	–	13.6

Operating income	88.5	26.2	16.9	1.9	133.5
Net gains (losses) on investments	8.8	20.4	1.5	(0.6)	30.1

Pre-tax income before interest expense	97.3	46.6	18.4	1.3	163.6

(1)
Comprised primarily of Cara and its subsidiaries Pickle Barrel (acquired on December 1, 2017), St. Hubert (acquired on September 2, 2016) and Original Joe's (acquired on November 28, 2016), The Keg, Praktiker, William Ashley, Sporting Life and Golf Town (acquired on October 31, 2016).

(2)
Comprised of Fairfax India and its subsidiaries NCML, Fairchem (merged on March 14, 2017 with Privi Organics) and Saurashtra Freight (acquired on February 14, 2017). These results differ from those published by Fairfax India primarily due to Fairfax India's application of investment entity accounting under IFRS. Interest and dividends at Fairfax India in 2017 is net of a performance fee accrual of $114.4 (2016 – nil).

(3)
Comprised of Thomas Cook India and its subsidiaries Quess and Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Indian GAAP, and acquisition accounting adjustments.

(4)
Comprised primarily of Grivalia Properties (consolidated on July 4, 2017), Fairfax Africa (since its initial public offering on February 17, 2017), Mosaic Capital (consolidated on January 26, 2017), Pethealth and Boat Rocker.

Restaurants and retail

Subsequent to December 31, 2017

On February 22, 2018 the company sold its 51.0% ownership interest in The Keg to Cara for consideration of $74.6 (Cdn$94.7), comprised of cash consideration of $7.9 (Cdn$10.0) and 3,400,000 Cara subordinate voting shares. The transaction increased the company's equity interest in Cara to 43.2% from 40.2% at December 31, 2017.

Year ended December 31, 2017

On December 1, 2017 Cara acquired a 100% equity interest in Pickle Barrel Restaurants Inc. ("Pickle Barrel") for purchase consideration of $16.9 (Cdn$21.5). Pickle Barrel operates restaurants and provides catering services in the province of Ontario.

Year ended December 31, 2016

On November 28, 2016 Cara acquired an 89.2% interest in Original Joe's Franchise Group Inc. ("Original Joe's") for $83.8 (Cdn$112.5), comprised of cash consideration of $69.3 (Cdn$93.0) and contingent consideration valued at $14.5 (Cdn$19.5). Original Joe's is a Canadian multi-brand restaurant company based in the province of Alberta.

On September 2, 2016 Cara acquired a 100% equity interest in Groupe St-Hubert Inc. ("St-Hubert") for $413.8 (Cdn$538.7), comprised of cash consideration of $372.4 (Cdn$484.8) and the issuance of $41.4 (Cdn$53.9) of Cara subordinate voting shares to St-Hubert shareholders. A portion of the cash consideration was financed through a private placement of 7,863,280 Cara subordinate voting shares at a price of Cdn$29.25 for gross proceeds of $179.2 (Cdn$230.0), of which 3,418,804 shares were acquired by the company and its subsidiaries to maintain its equity and voting interests in Cara. St-Hubert is a Canadian full-service restaurant operator and fully integrated food manufacturer in the province of Quebec.

The year-over-year increases in the revenues and expenses of Restaurants and retail in 2017 primarily reflected increased revenue and expenses at Cara due to the inclusion of the full year results of St-Hubert and Original Joe's, and the consolidation of Pickle Barrel on December 1, 2017.

Fairfax India

Subsequent to December 31, 2017

On March 9, 2018 the company received a performance fee of $114.4 for the period January 30, 2015 to December 31, 2017 in the form of 7,663,685 newly issued Fairfax India subordinate voting shares, which increased the company's equity interest in Fairfax India to 33.6% from 30.2% at December 31, 2017.

On February 20, 2018 Fairfax India entered into an agreement to acquire a 51.0% equity interest in The Catholic Syrian Bank Ltd. ("CS Bank") for approximately $186 (12.1 billion Indian rupees). The transaction is subject to customary closing conditions and is expected to close in the first half of 2018. CS Bank, headquartered in Thrissur, Kerala, offers banking services across India.

Year ended December 31, 2017

On March 14, 2017 Fairchem Speciality Limited ("Fairchem") and Privi Organics Limited ("Privi Organics") completed their previously announced merger, with the merged entity continuing under the Fairchem name. As a result of the merger, Fairfax India, which had acquired a 44.7% interest in Fairchem on February 8, 2016 and a 50.8% interest in Privi Organics on August 26, 2016, became the dominant shareholder in Fairchem with a 48.7% interest. Prior to the merger, the company consolidated Privi Organics and applied the equity method of accounting to its investment in Fairchem.

On February 14, 2017 Fairfax India acquired a 51.0% interest in Saurashtra Freight Private Limited ("Saurashtra Freight") for cash consideration of $30.0 (2.0 billion Indian rupees). Saurashtra Freight operates a container freight station at the Mundra Port in the Indian state of Gujarat.

On January 13, 2017 the company acquired 12,340,500 subordinate voting shares of Fairfax India for $145.0 ($11.75 per share) in a private placement. Through that private placement and a contemporaneous bought deal public offering, Fairfax India raised proceeds of $493.5 net of commissions and expenses. Combined with various open market purchases of Fairfax India subordinate voting shares, the company's multiple voting shares and subordinate voting shares represented 93.6% of the voting rights and 30.2% of the equity interest in Fairfax India at the close of the aforementioned private placement and public offering.

Year ended December 31, 2016

On August 26, 2016 Fairfax India acquired a 50.8% equity interest in Privi Organics for $55.0 (3.7 billion Indian rupees) through the purchase of newly issued shares and shares acquired from existing shareholders. Privi Organics is a supplier of aroma chemicals to the fragrance industry.

On February 8, 2016 Fairfax India acquired a 44.7% interest in Adi Finechem Limited (subsequently renamed Fairchem Specialty Limited ("Fairchem")) for $19.4 (1.3 billion Indian rupees). Fairchem is a specialty chemical manufacturer in India of oleochemicals used in the paints, inks and adhesives industries, as well as intermediate nutraceutical and health products.

The year-over-year increases in the revenues and expenses of Fairfax India in 2017 primarily reflected the consolidation of Fairchem on March 14, 2017, the inclusion of the full year results of Privi Organics and increased business volumes at NCML. Interest and dividends in 2017 included the accrual of a performance fee of $114.4 payable to Fairfax for the period January 30, 2015 to December 31, 2017 (subsequently settled on March 9, 2018) as Fairfax India's common shareholders' equity at December 31, 2017 exceeded a specified hurdle rate for that period. The performance fee is an intercompany transaction that is eliminated on consolidation. The increase in share of profit of associates in 2017 primarily reflected the contribution from Bangalore Airport since March 24, 2017 and a year-over-year increase related to IIFL Holdings. Net losses on investments in 2017 primarily reflected net losses on Indian government bonds.

Thomas Cook India

Year ended December 31, 2017

On December 27, 2017 Quess acquired the facility management and catering business of Manipal Integrated Services Private Limited ("Manipal") for $152.5 (9.8 billion Indian rupees), primarily comprised of the issuance of $117.7 (7.5 billion Indian rupees) of Quess common shares to Manipal shareholders and the reinvestment of $34.3 (2.2 billion Indian rupees) of Quess' existing holdings of Manipal preferred shares upon cancellation of those shares. In November of 2017 Thomas Cook India sold a 5.4% equity interest in Quess for cash proceeds of $96.8 (6.3 billion Indian rupees). On August 18, 2017 Quess raised $132.2 (8.5 billion Indian rupees) in net proceeds following the completion of a private placement of common shares with institutional investors. These transactions at Thomas Cook India and Quess collectively reduced the company's indirect ownership of Quess from 42.1% to 33.1%. Quess is a provider of staffing and facilities management services.

The year-over-year increases in the revenues and expenses of Thomas Cook India in 2017 primarily reflected increased revenue and expenses at Quess driven by the growth in its business.

Other

Subsequent to December 31, 2017

On March 7, 2018 the company acquired the services business carried on in Canada by Carillion Canada Inc. and certain affiliates thereof (collectively "Carillion") relating to facilities management of airports, commercial and retail properties, defense facilities, select healthcare facilities and on behalf of oil, gas and mining clients. The transaction was approved by the Ontario Superior Court of Justice in Carillion's proceedings under the Companies' Creditors Arrangement Act (Canada). Carillion is an infrastructure services company that provides asset management and operations solutions to industries and governments.

Year ended December 31, 2017

On July 4, 2017 the company acquired control of Grivalia Properties REIC ("Grivalia Properties") by increasing its equity interest to 52.6% through the acquisition of an additional 10.3% equity interest from Eurobank Ergasias S.A. for cash consideration of $100.0 (€88.0) and commenced consolidating Grivalia Properties in the Other reporting segment. Grivalia Properties is a real estate investment company listed on the Athens Stock Exchange.

On February 17, 2017 the company acquired 22,715,394 multiple voting shares in a private placement and 2,500,000 subordinate voting shares as part of the initial public offering of Fairfax Africa Holdings Corporation ("Fairfax Africa") for total cash consideration of $252.2. The company also contributed its indirect equity interest in AFGRI Proprietary Limited ("AFGRI") with a fair value of $72.8 to Fairfax Africa in exchange for 7,284,606 multiple voting shares. Through its initial public offering, private placements and exercise of the over-allotment option by the underwriters, Fairfax Africa raised net proceeds of $493.3 after issuance costs and expenses, inclusive of the contribution of the investment in AFGRI. Following those transactions, the company's $325.0 ($10.00 per share) investment represented 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa. Fairfax Africa was established, with the support of Fairfax, to invest in public and private equity and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa.

On January 26, 2017 the company invested $114.5 (Cdn$150.0) in securities of Mosaic Capital Corporation ("Mosaic Capital") issued through a private placement comprised of: (i) Cdn$100.0 principal amount of 6.00% senior preferred securities; (ii) Cdn$50.0 principal amount of 5.00% senior secured debentures; and (iii) warrants entitling the company to acquire up to 17,026,106 common shares of Mosaic Capital at a price of Cdn$8.81 per common share at any time until January 26, 2024 (the "Mosaic warrants"). The company's Mosaic Capital warrants represent a potential voting interest of approximately 62% (assuming all holders of Mosaic Capital convertible securities, including the company, exercised their options to convert), giving the company the ability to control Mosaic Capital.

Year ended December 31, 2016

On October 31, 2016 the company acquired a 60.0% indirect interest in Golf Town Limited ("Golf Town") for $31.4 (Cdn$42.0). Golf Town is a Canadian specialty retailer of golf equipment, consumables, golf apparel and accessories.

The year-over-year increases in the revenues and expenses of Other in 2017 reflected the inclusion of the full year results of Golf Town and the consolidation of Mosaic Capital (on January 26, 2017) and Grivalia Properties (on July 4, 2017). Share of profit of associates in 2017 primarily reflected the contribution from joint ventures held by Grivalia Properties. Net gains on investments in 2017 primarily reflected net gains on Atlas Mara convertible bonds and equity call options held by Fairfax Africa.

    Interest and Dividends

An analysis of interest and dividends is presented in the Investments section of this MD&A.

    Net Gains (Losses) on Investments

An analysis of consolidated net gains (losses) on investments is provided in the Investments section of this MD&A.

    Interest Expense

Consolidated interest expense increased to $331.2 in 2017 from $242.8 in 2016, primarily reflecting the impact of increased borrowings at Fairfax India and its subsidiaries, the issuance on December 16, 2016 of Cdn$450.0 principal amount of 4.70% unsecured senior notes due 2026, consolidation of the interest expense of Allied World, increased borrowings in 2017 on the holding company's revolving credit facility, increased subsidiary borrowings (primarily at Cara), consolidation of the interest expense of Grivalia Properties and Mosaic Capital and the issuance on December 4, 2017 of Cdn$650.0 principal amount of 4.25% unsecured senior notes due 2027.

Consolidated interest expense in 2017 of $331.2 (2016 – $242.8) was primarily attributable to interest expense at the holding company of $224.1 (2016 – $188.4). Interest expense by reporting segment is set out in the Sources of Net Earnings section of this MD&A.

    Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of investment management and administration fees earned by the holding company and the interest and dividend income earned on holding company cash and investments.

	2017	2016
Fairfax corporate overhead	143.7	106.4
Subsidiary holding companies' corporate overhead	49.5	15.5
Subsidiary holding companies' non-cash intangible asset amortization(1)	82.1	59.4
Holding company interest and dividends	4.1	11.5
Holding company share of (profit) loss of associates	(127.7)	27.2
Investment management and administration fees	(236.8)	(88.8)
Loss on repurchase of long term debt	28.6	–

	(56.5)	131.2

(1)
Non-cash amortization of intangible assets is principally comprised of customer and broker relationships.

Fairfax corporate overhead increased to $143.7 in 2017 from $106.4 in 2016, primarily reflecting increases in charitable donations and consulting fees, and fees related to the renegotiation of the company's revolving credit facility, partially offset by non-recurring expenses incurred in connection with business acquisitions in 2016 (principally Fairfax Latam).

Subsidiary holding companies' corporate overhead increased to $49.5 in 2017 from $15.5 in 2016, primarily reflecting restructuring costs incurred in 2017 at Bryte Insurance and Fairfax Latam, non-recurring expenses incurred in connection with the acquisition of Allied World, the consolidation of the corporate overhead of Allied World and increased charitable donations. Subsidiary holding companies' non-cash intangible asset amortization increased to $82.1 in 2017 from $59.4 in 2016, primarily due to amortization of intangible assets related to the acquisition of Allied World.

Holding company interest and dividends included total return swap expense which decreased to $16.8 in 2017 from $27.9 in 2016, primarily reflecting a reduction in short equity and equity index total return swaps in 2017. Excluding the impact of total return swap expense, holding company interest and dividends decreased to $12.7 in 2017 from $16.4 in 2016, primarily reflecting decreased interest income on bonds, partially offset by increased dividend income.

Holding company share of profit of associates of $127.7 in 2017 primarily reflected increased share of profit of Eurolife, partially offset by decreased share of profit of Gulf Insurance. Holding company share of loss of associates of $27.2 in 2016 included a non-cash impairment charge related to Resolute of $34.8.

Investment management and administration fees increased to $236.8 in 2017 from $88.8 in 2016, primarily reflecting the performance fee receivable from Fairfax India of $114.4 (2016 – nil) and increased investment and advisory fees earned on the investment portfolios of Allied World, Fairfax India and Fairfax Africa.

Loss on repurchase of long term debt arose on the early redemption of Cdn$388.4 principal amount 7.5% unsecured senior notes due 2019 and the purchase of principal amounts of $8.7, $5.8 and $3.3 of the holding company's unsecured senior notes due in 2019, 2020 and 2021. Refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2017.

Net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

    Income Taxes

The company's effective income tax rate in 2017 of 20.2% ($408.3 provision for income taxes) was lower than the company's Canadian statutory income tax rate of 26.5% primarily due to the impact of net gains on the sales of ICICI Lombard and First Capital which were not taxable in the jurisdictions in which they were held (income tax rate benefits of $246.5 in Mauritius and $269.9 in Barbados respectively) and non-taxable investment income (principally comprised of dividend income, non-taxable interest income and share of profit of associates in certain jurisdictions), partially offset by the revaluation of U.S. deferred tax assets as a result of U.S. tax reform (income tax rate charge of $222.4), losses at Allied World that are taxed at rates lower than the Canadian statutory income tax rate and a reduction in U.S. tax credits and operating losses capitalized in prior years primarily driven by the effects of U.S. tax reform (income tax rate charge of $89.7).

The company's effective income tax recovery rate in 2016 of 28.8% ($159.6 recovery of income taxes) was higher than the company's Canadian statutory income tax rate of 26.5% primarily due to non-taxable investment income (including dividend income and non-taxable interest income), losses incurred in the U.S. that are taxed at rates higher than the Canadian statutory income tax rate and income in the U.K. that is taxed at rates lower than the Canadian statutory rate, partially offset by deferred taxes not recorded in Canada.

For further details related to the impact of U.S. tax reform on the company's financial reporting, please refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2017.

    Non-controlling Interests

Non-controlling interests principally relate to Allied World, Fairfax India, Cara, Grivalia Properties, Brit, Thomas Cook India and Fairfax Africa. For further details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2017.

Components of Consolidated Balance Sheets

    Consolidated Balance Sheet Summary

The assets and liabilities reflected on the company's consolidated balance sheet at December 31, 2017 were primarily impacted by the acquisitions of Allied World and Fairfax Latam, the consolidation of Grivalia Properties and the divestiture of the company's 97.7% interest in First Capital. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2017 for additional details related to these transactions.

Holding company cash and investments increased to $2,368.4 ($2,356.9 net of $11.5 of holding company short sale and derivative obligations) at December 31, 2017 from $1,371.6 at December 31, 2016 ($1,329.4 net of $42.2 of holding company short sale and derivative obligations). Significant cash movements at the holding company level in 2017 are as set out in the Financial Condition section of this MD&A under the heading Liquidity.

Insurance contract receivables increased by $1,769.4 to $4,686.9 at December 31, 2017 from $2,917.5 at December 31, 2016 primarily reflecting the impact of the consolidation of Allied World ($1,336.7) and Fairfax Latam ($162.9) and growth in business volumes at OdysseyRe and Brit, partially offset by the impact of the divestiture of First Capital ($113.1).

Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $37,013.2 at December 31, 2017 ($36,898.5 net of subsidiary short sale and derivative obligations) compared to an aggregate carrying value at December 31, 2016 of $27,293.4 ($27,101.3 net of subsidiary short sale and derivative obligations). The increase of $9,797.2 primarily reflected the consolidation of the investment portfolios of Allied World ($7,918.8) and Fairfax Latam ($248.6), the net proceeds received from Fairfax Africa's initial public offering and Fairfax India's secondary offering and the favourable impact of foreign currency translation (principally the strengthening of the euro, Canadian dollar and the British pound relative to the U.S. dollar), partially offset by the divestiture of First Capital's investment portfolio ($686.7) and the reduction in ownership of ICICI Lombard (see the discussion of investments in associates below), in addition to the specific factors which caused movements in portfolio investments as discussed in the subsequent paragraphs.

Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $7,675.8, primarily reflecting the consolidation of the cash and short term investments of Allied World ($4,509.0) and Fairfax Latam ($77.2), the proceeds received from net sales of long dated U.S. state and municipal and corporate and other bonds (primarily corporate and other bonds that were part of the acquisition of Allied World) where a portion of the proceeds was retained in cash or invested in short term investments, and net proceeds received from Fairfax Africa's initial public offering, partially offset by the divestiture of the cash and short term investments of First Capital ($362.4).

Bonds (including bonds pledged for short sale derivative obligations) increased by $19.0 primarily reflecting the consolidation of the bond portfolios of Allied World ($2,306.2) and Fairfax Latam ($148.9), partially offset by net sales of U.S. state and municipal and corporate and other bonds (primarily corporate and other bonds that were part of the acquisition of Allied World), and the divestiture of the bond portfolio of First Capital ($140.9).

Common stocks increased by $698.8 primarily reflecting the consolidation of the common stock portfolios of Allied World ($833.8) and Fairfax Latam ($13.5), net unrealized appreciation and the favourable impact of foreign currency translation (principally the strengthening of the euro, Canadian dollar and the British pound relative to the U.S. dollar), partially offset by net sales of certain common stock investments and the divestiture of the common stock portfolio of First Capital ($117.0).

Investments in associates increased by $1,022.8 primarily reflecting associates acquired in 2017 by Fairfax India (Bangalore Airport) and Fairfax Africa (Atlas Mara) and the insurance and reinsurance companies (Farmers Edge, Astarta and Sigma), increased investments in associates owned prior to 2017 (APR Energy, IIFL Holdings and Peak Achievement) and the share of profit of associates ($200.5), partially offset by the reduction in ownership of ICICI Lombard (proceeds from the sale of a 24.3% equity interest in ICICI Lombard were remitted to the holding company and the remaining 9.9% equity interest in ICICI Lombard, previously reflected as an investment in associate within portfolio investments, was reclassified to common stock at FVTPL within holding company cash and investments (fair value of $549.0 at December 31, 2017).

Derivatives and other invested assets net of short sale and derivative obligations increased by $153.6 primarily due to investments in equity warrants, the closure of various short equity total return swaps and decreased payables to counterparties to the company's U.S. treasury bond forward contracts (excluding the impact of collateral requirements), partially offset by net unrealized losses on CPI-linked derivatives.

Recoverable from reinsurers increased by $3,802.2 to $7,812.5 at December 31, 2017 from $4,010.3 at December 31, 2016 primarily reflecting the consolidation of Allied World ($2,879.6) and Fairfax Latam ($572.6) and the impact of current period catastrophe losses ceded to reinsurers (primarily by Brit, OdysseyRe and Advent), partially offset by a decrease at Run-off and the divestiture of the recoverable from reinsurers of First Capital ($447.1).

Deferred income taxes decreased by $351.8 to $380.8 at December 31, 2017 from $732.6 at December 31, 2016 primarily due to the revaluation of the net U.S. deferred tax asset to the lower corporate income tax rate as a result of U.S. tax reform, a reduction in tax credits and operating losses capitalized in prior years and deferred tax liabilities related to intangible assets recognized in connection with the acquisition of Allied World. Refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2017 for additional details related to the impact of U.S. tax reform on the company's financial reporting.

Goodwill and intangible assets increased by $2,225.0 to $6,072.5 at December 31, 2017 from $3,847.5 at December 31, 2016 primarily as a result of the acquisitions of Allied World ($1,726.9) and Fairfax Latam ($23.3), the consolidation of Mosaic Capital ($49.0), various acquisitions by Quess ($204.5, including $154.2 related to Quess' acquisition of Manipal) and the favourable impact of foreign currency translation (principally the strengthening of the Canadian dollar and Indian rupee relative to the U.S. dollar), partially offset by non-cash intangible asset amortization ($159.5).

The aforementioned acquisitions, and the allocation of goodwill of $2,904.7 and intangible assets of $3,167.8 at December 31, 2017 (December 31, 2016 – $1,633.7 and $2,213.8) by operating segment, are described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2017. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2017 and it was concluded that no impairments had occurred.

Other assets increased by $2,309.9 to $4,828.3 at December 31, 2017 from $2,518.4 at December 31, 2016 primarily as a result of the consolidation of Grivalia Properties ($1,170.4 comprised principally of its portfolio of investment properties), Allied World ($356.0) and Fairfax Latam ($96.5). Acquisitions completed in 2017 and recorded in the Other reporting segment also contributed to increased other assets, primarily related to premises and equipment, inventories and sales receivables.

Provision for losses and loss adjustment expenses increased by $9,129.0 to $28,610.8 at December 31, 2017 from $19,481.8 at December 31, 2016 primarily reflecting the consolidation of Allied World ($7,787.9) and Fairfax Latam ($581.1), the impact of significant current period catastrophe losses (primarily related to Hurricanes Harvey, Irma and Maria and the California wildfires) and the impact on loss reserves of the strengthening of certain foreign currencies relative to the U.S. dollar (principally at OdysseyRe, Brit and Northbridge), partially offset by Runoff's continued progress settling its claims liabilities, the divestiture of the provision for loss and loss adjustment expenses of First Capital ($512.5) and prior year favourable reserve development (principally at OdysseyRe, Northbridge, Zenith National, Fairfax Asia and Group Re).

Non-controlling interests increased by $2,600.9 to $4,600.9 at December 31, 2017 from $2,000.0 at December 31, 2016 principally reflecting the consolidation of Allied World ($1,229.4) and Grivalia Properties ($517.6), Fairfax India's secondary offering in January 2017, Fairfax Africa's initial public offering in February 2017, the reduction in the company's indirect ownership of Quess from 42.1% to 33.1% and foreign currency translation (principally the strengthening of the Canadian dollar relative to the U.S. dollar), partially offset by the net loss attributable to non-controlling interests ($125.7) and dividends paid to non-controlling interests (principally the dividend paid by Brit to its minority shareholder OMERS). For further details refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2017.

Comparison of 2016 to 2015 – Total assets increased to $43,384.4 at December 31, 2016 from $41,529.0 at December 31, 2015 primarily reflecting the acquisitions of Bryte Insurance, AMAG, St-Hubert and Original Joe's (at Cara) and Privi Organics (at Fairfax India) pursuant to the transactions described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2017.

    Provision for Losses and Loss Adjustment Expenses

Since 1985, in order to ensure so far as possible that the company's provision for losses and loss adjustment expenses ("LAE") (often called "loss reserves" or "provision for claims") is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company's insurance, reinsurance and run-off operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax, and one or more independent actuaries.

The tables below present the company's gross provision for losses and loss adjustment expenses by reporting segment and line of business for the years ended December 31:

2017

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating Companies	Run-off	Corporate and Other	Consolidated
Property	285.5	1,575.6	146.9	23.6	674.7	1,382.8	99.8	604.5	4,793.4	32.9	–	4,826.3
Casualty	1,614.6	3,451.5	3,171.9	1,162.9	2,637.5	5,940.7	159.4	813.1	18,951.6	2,491.9	–	21,443.5
Specialty	57.6	348.5	149.8	7.7	782.2	452.3	100.2	272.6	2,170.9	170.1	–	2,341.0

	1,957.7	5,375.6	3,468.6	1,194.2	4,094.4	7,775.8	359.4	1,690.2	25,915.9	2,694.9	–	28,610.8
Intercompany	6.6	146.2	66.8	–	41.7	12.1	0.1	146.3	419.8	636.1	(1,055.9)	–

Provision for losses and LAE	1,964.3	5,521.8	3,535.4	1,194.2	4,136.1	7,787.9	359.5	1,836.5	26,335.7	3,331.0	(1,055.9)	28,610.8

2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating Companies	Run-off	Corporate and Other	Consolidated
Property	251.3	1,199.2	147.9	10.1	378.4	–	239.0	283.4	2,509.3	120.9	–	2,630.2
Casualty	1,570.6	3,312.5	3,140.5	1,193.7	2,280.0	–	274.8	346.8	12,118.9	2,668.8	–	14,787.7
Specialty	47.4	328.3	210.8	8.7	703.5	–	284.6	181.3	1,764.6	299.3	–	2,063.9

	1,869.3	4,840.0	3,499.2	1,212.5	3,361.9	–	798.4	811.5	16,392.8	3,089.0	–	19,481.8
Intercompany	5.7	56.9	63.1	–	44.8	–	1.6	207.6	379.7	701.1	(1,080.8)	–

Provision for losses and LAE	1,875.0	4,896.9	3,562.3	1,212.5	3,406.7	–	800.0	1,019.1	16,772.5	3,790.1	(1,080.8)	19,481.8

(1)
Allied World is included in the company's financial reporting with effect from July 6, 2017.

In the ordinary course of carrying on business, the company's insurance, reinsurance and run-off companies may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be pledged (either directly or to support letters of credit) include: regulatory deposits (such as with U.S. states for workers' compensation business); deposits of funds at Lloyd's in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $5.7 billion of cash and investments pledged by the company's subsidiaries at December 31, 2017, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2017, represented the aggregate amount at that date that had been pledged in the ordinary course of business to support each pledging subsidiary's respective obligations (these pledges do not involve the cross-collateralization by one group company of another group company's obligations).

Claims provisions are established by the company's primary insurance companies by the case method as claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company's reinsurance companies rely on initial and subsequent claims reports received from ceding companies to establish estimates of provision for claims.

In determining the provision to cover the estimated ultimate liability for all of the company's insurance and reinsurance obligations, a provision is also made for management's calculation of factors affecting the future development of claims including incurred but not reported claims based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the various elements of estimation encompassed in this process and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates of provision for claims can be developed.

The development of the provision for claims is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The net favourable reserve development in the two tables that follow excludes the loss reserve development of a subsidiary in the year it is acquired. In the second table below, a subsidiary's provision for claims balance at December 31 in the year of acquisition is included in the line 'Provision for claims of companies acquired during the year at December 31', whereas the net favourable reserve development as set out in the Sources of Net Earnings section of this MD&A and the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Aggregate net favourable development for the years ended December 31, 2017 and 2016 were comprised as shown in the following table:

	Favourable/(Unfavourable)
	2017(1)	2016(2)
Insurance and Reinsurance
Northbridge	93.5	112.8
OdysseyRe	288.1	266.5
Crum & Forster	10.2	8.3
Zenith National	76.4	101.0
Brit	9.5	53.5
Fairfax Asia	53.1	50.7
Other	36.3	60.4

Operating companies	567.1	653.2
Run-off	(112.5)	(79.5)

	454.6	573.7

(1)
Excludes net unfavourable development of companies acquired in 2017 – Allied World ($71.9), Fairfax Latam ($6.7) and Prudential Assurance Malaysia ($0.8). Also excluded in 2017 is net favourable development on the CTR Life business ($4.0).

(2)
Excludes net favourable development of companies acquired in 2016 – Fairfirst Insurance ($1.4).

Changes in provision for losses and loss adjustment expenses recorded on the consolidated balance sheets and the related impact on unpaid claims and allocated loss adjustment expenses for the years ended December 31 were as shown in the following table:

Reconciliation of Provision for Claims – Consolidated

	2017	2016	2015	2014	2013
Provision for claims at January 1 – net	16,289.4	16,596.3	14,378.2	14,981.6	15,075.8
Foreign exchange effect of change in provision for claims	463.3	(103.7)	(559.3)	(496.2)	(128.0)
Provision for claims occurring:
In the current year	6,192.9	5,286.9	4,307.0	4,166.2	4,151.2
In the prior years	(454.6)	(573.7)	(467.5)	(374.4)	(476.0)
Paid on claims during the year related to:
The current year	(1,691.3)	(1,304.5)	(1,055.3)	(1,076.7)	(1,050.8)
The prior years	(3,876.8)	(3,695.2)	(2,688.4)	(2,822.7)	(3,068.7)
Provision for claims of companies acquired during the year at December 31	5,725.0	83.3	2,681.6	0.4	478.1
Divestiture of subsidiary	(235.5)	–	–	–	–

Provision for claims at December 31 before the undernoted	22,412.4	16,289.4	16,596.3	14,378.2	14,981.6
CTR Life(1)	8.7	12.8	14.2	15.2	17.9

Provision for claims at December 31 – net	22,421.1	16,302.2	16,610.5	14,393.4	14,999.5
Reinsurers' share of provision for claims at December 31	6,189.7	3,179.6	3,205.9	3,355.7	4,213.3

Provision for claims at December 31 – gross	28,610.8	19,481.8	19,816.4	17,749.1	19,212.8

(1)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into run-off in 2002.

The foreign exchange effect of change in provision for claims principally related to the impact in 2017 of the strengthening of the the Canadian dollar, British pound and the euro relative to the U.S. dollar (principally at OdysseyRe, Northbridge, Brit and Run-off). In general, the company manages foreign currency risk on claims liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate.

The company endeavours to establish adequate provisions for losses and loss adjustment expenses at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future and future development could be significantly different from the past due to many unknown factors.

Available on Fairfax's website (www.fairfax.ca) in the Annual Financial Supplement for the year ended December 31, 2017 are tables that show the historical reserve reconciliation and the reserve development of Northbridge, OdysseyRe, Crum & Forster, Zenith National, Fairfax Asia and Insurance and Reinsurance – Other (comprised of Group Re, Bryte Insurance, Advent, Fairfax Latin America and Fairfax Central and Eastern Europe), and Run-off's reconciliation of provision for claims.

    Asbestos, Pollution and Other Hazards

  General Discussion

The company's exposure to asbestos claims, environmental pollution and other types of mass tort or health hazard claims (collectively "APH exposures") are described in more detail in the following paragraphs.

A number of the company's subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims. Substantially all of the company's exposure to asbestos losses are now under the management of Run-off. The vast majority of these claims are presented under policies written many years ago. There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. Further, asbestos litigation itself continues to be an imperfect process for resolving asbestos claims fairly and cost effectively. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify asbestos exposures.

The company also faces exposure to other types of mass tort or health hazard claims including claims related to environmental pollution and exposure to potentially harmful products or substances such as breast implants, pharmaceutical products, chemical products, lead-based pigments, tobacco, hepatitis C, talc, head trauma and in utero exposure to diethylstilbestrol ("DES"). Tobacco, although a significant potential risk to the company, has not presented significant actual exposure to date. Methyl tertiary butyl ether ("MTBE") contamination of underground drinking water supplies was a significant potential health hazard, and while the company has resolved most of its potential MBTE exposures, some exposure lingers. Although still a risk due to occasional unfavourable court decisions, lead pigment has had some favourable underlying litigation developments resulting in this hazard presenting less of a risk to the company. The company has been monitoring claims alleging breast cancer as a result of in utero exposure to DES, a synthetic estrogen supplement prescribed to prevent miscarriages or premature births. Since first emerging several years ago, the DES breast cancer claims have not progressed due to a lack of widely accepted scientific support for such claims. The company is also monitoring an emerging body of claims by women who claim exposure to talc as an ingredient of consumer products such as powders and cosmetics resulted in ovarian cancer. Since 2016, a number of large talc verdicts have been awarded against a number of defendants. However, there have been developments in defendants' favour in 2017, including the reversal of two sizeable plaintiff verdicts by appellate courts based on jurisdictional and scientific defenses as well as a defense verdict.

  Asbestos Claims Discussion

Tort reform in the first decade of the millennium, both legislative and judicial, has had a significant impact on the asbestos litigation landscape. The majority of claims now being filed and litigated continue to be mesothelioma and lung cancer claims, with cases alleging less serious injury continuing to be brought in a small number of jurisdictions. With unimpaired and non-malignant claims brought much less frequently, the litigation industry has focused on the more seriously injured plaintiffs, and the number of mesothelioma cases has not tailed off as expected. Though there are fewer cases overall, the average number of defendants named in each case continues to rise, and each year more defendants not previously sued for asbestos liability are named in lawsuits for the first time. Furthermore, there continues to be an increase in the settlement value of asbestos cases involving malignancies. Defense costs have also increased because the malignancy cases often are more heavily litigated than the non-malignancy cases and because the asbestos litigation process and practices in the U.S. continue to be inefficient. Asbestos trial results have been mixed, with both plaintiff and defense verdicts having been rendered in courts throughout the U.S. Some plaintiffs continue to focus their efforts on maximizing their recoveries in the U.S. tort system from solvent defendants by heavily emphasizing their exposure to these defendants' products and operations, however limited that exposure may have been. Separately, these plaintiffs also seek to recover from the trusts established by the bankruptcies of large asbestos manufacturing defendants associated with significant and prolonged worksite contamination, which, in some cases, is not identified in the allegations in the tort system. The unfortunate result in these instances is a disproportionate shift in financial responsibility for alleged asbestos injuries from large bankrupt entities to solvent peripheral defendants. The company continues to implement strategies and initiatives to address these issues and will prudently evaluate and adjust its asbestos reserves as necessary as the litigation landscape continues to evolve. As set out in the table that follows, the company has strengthened asbestos reserves by $153.0 or 11.4% in 2017.

In November 2016 A.M. Best Company issued its Asbestos Review, where it estimated net ultimate asbestos losses in the U.S. property and casualty industry at $100 billion, an increase of more than $15 billion from its previous review, citing "an unstable environment faced with evolving litigation, increasing secondary exposure cases, and an increase in life expectancy." The company has seen some of the underlying litigation factors that A.M. Best cites in the asbestos claims in the Run-off portfolio. The policyholders with the most significant asbestos exposure continue to be defendants who manufactured, distributed or installed asbestos products on a nationwide basis. The run-off companies are exposed to these risks and have the bulk of the direct asbestos exposure within Fairfax. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants. In addition, less prominent or "peripheral" defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners continue to present with new reports. For the most part, these insureds are defendants on a regional rather than nationwide basis. Reinsurance contracts entered into before 1984 also continue to present exposure to asbestos.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the company evaluates its asbestos exposure on an insured-by-insured basis. Since the mid-1990's Fairfax has utilized a sophisticated, non-traditional methodology that draws upon company experience and asbestos claim data sets to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry "best practice" approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants, and the results are reviewed annually by actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation of exposure the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured's potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; applicable coverage defenses and the impact of the defense strategies and initiatives advanced on behalf of each insured.

Following is an analysis of the company's gross and net loss and ALAE reserves from asbestos exposures as at December 31, 2017 and 2016, and the movement in gross and net reserves for those years:

	2017		2016
	Gross	Net	Gross	Net
Asbestos
Provision for asbestos claims and ALAE at January 1	1,347.7	1,065.5	1,381.0	1,043.8
Asbestos losses and ALAE incurred during the year	153.0	141.8	219.9	218.7
Asbestos losses and ALAE paid during the year	(208.6)	(174.0)	(253.2)	(197.0)

Provision for asbestos claims and ALAE at December 31	1,292.1	1,033.3	1,347.7	1,065.5

  Summary

Management believes that the asbestos reserves reported at December 31, 2017 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These asbestos reserves are continually monitored by management and reviewed by actuaries. To the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders, the original intent of the policies and the ability to recover reinsurance, adjustments to loss reserves may emerge in future periods.

    Recoverable from Reinsurers

The company's subsidiaries purchase reinsurance to reduce their exposure on the insurance and reinsurance risks they underwrite. Credit risk associated with reinsurance is managed through adherence to internal reinsurance guidelines whereby the company`s ongoing reinsurers generally must have high A.M. Best and/or Standard & Poor's financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by the company on acquisition of a subsidiary.

Recoverable from reinsurers of $7,812.5 on the consolidated balance sheet at December 31, 2017 consisted of future recoverables from reinsurers on unpaid claims ($6,216.2), reinsurance receivable on paid losses ($593.7) and the unearned portion of premiums ceded to reinsurers ($1,169.0), net of provision for uncollectible balances ($166.4). Recoverables from reinsurers on unpaid claims increased by $3,006.2 to $6,216.2 at December 31, 2017 from $3,210.0 at December 31, 2016 principally reflecting the consolidation of the recoverable from reinsurers of Allied

World and Fairfax Latam (refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2017) and current period catastrophe losses ceded to reinsurers.

The following table presents the company's top 25 reinsurance groups (ranked by gross recoverable from reinsurers) at December 31, 2017, which represented 81.0% (December 31, 2016 – 72.2%) of total recoverable from reinsurers.

Reinsurance group	Principal reinsurers	A.M. Best rating (or S&P equivalent)(1)	Gross recoverable from reinsurers(2)	Net unsecured recoverable from reinsurers(3)
Munich	Munich Reinsurance Company	A+	1,181.5	1,027.1
Swiss Re	Swiss Reinsurance America Corporation	A+	737.0	726.7
Lloyd's	Lloyd's	A	520.5	516.4
AIG	American Home Assurance Company	A	520.2	510.9
Markel	Markel CATCo Reinsurance Ltd	A	462.6	235.0
Everest	Everest Reinsurance (Bermuda), Ltd	A+	372.4	328.2
AXIS	AXIS Reinsurance Company	A+	329.8	318.1
HDI	Hannover Rück SE	A+	317.5	307.4
Berkshire Hathaway	General Reinsurance Corporation	A++	259.5	258.3
Alleghany	Transatlantic Reinsurance Company	A+	194.2	191.3
SCOR	SCOR Global P&C SE	A+	152.6	151.2
Arch Capital	Arch Reinsurance Company	A+	149.6	144.7
XL	XL Insurance Company of New York, Inc.	A	145.7	139.6
RenaissanceRe	Renaissance Reinsurance US Inc	A	145.7	138.7
Liberty Mutual	Liberty Mutual Insurance Company	A	130.7	130.6
WR Berkley	Berkley Insurance Company	A+	113.2	109.7
EXOR	Partner Reinsurance Company of the U.S.	A	110.1	106.2
QBE	QBE Reinsurance Corporation	A	104.0	103.3
Chubb	Chubb Tempest Reinsurance Ltd	A++	98.8	70.5
Tokio Marine	Tokio Millennium Re AG	A++	84.9	81.4
Aspen	Aspen Insurance UK Ltd	A	78.8	78.8
Singapore Re	Singapore Reinsurance Corporation Ltd	A-	66.2	66.2
Nationwide	Nationwide Mutual Insurance Company	A+	65.9	65.7
Validus	AlphaCat Reinsurance Limited	A	61.4	24.4
ARAG Holding	ARAG Allgemeine Versicherungs-AG	NR	60.1	60.1

Top 25 reinsurance groups			6,462.9	5,890.5
Other reinsurers			1,516.0	1,175.5

Total recoverable from reinsurers			7,978.9	7,066.0
Provision for uncollectible reinsurance			(166.4)	(166.4)

Recoverable from reinsurers			7,812.5	6,899.6

(1)
Financial strength rating of principal reinsurer (or, if principal reinsurer is not rated, of the group).

(2)
Excludes specific provisions for uncollectible reinsurance.

(3)
Net of outstanding balances for which security was held, and excludes specific provisions for uncollectible reinsurance.

The following table presents the classification of the $7,812.5 recoverable from reinsurers according to the financial strength rating of the responsible reinsurers at December 31, 2017, shown separately for the insurance and reinsurance operations and for the run-off operations. At December 31, 2017 approximately 8.7% (December 31,

2016 – 19.3%) of the consolidated recoverable from reinsurers related to run-off operations. Pools and associations, shown separately, generally consist of government or similar insurance funds carrying limited credit risk.

	Insurance and Reinsurance			Run-off			Consolidated
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers
A++	353.0	30.9	322.1	76.6	1.0	75.6	429.6	31.9	397.7
A+	3,596.3	242.8	3,353.5	282.1	24.4	257.7	3,878.4	267.2	3,611.2
A	2,178.8	81.8	2,097.0	133.1	13.6	119.5	2,311.9	95.4	2,216.5
A-	235.6	9.4	226.2	9.9	5.7	4.2	245.5	15.1	230.4
B++	20.2	0.2	20.0	2.0	1.0	1.0	22.2	1.2	21.0
B+	2.2	0.4	1.8	0.9	0.4	0.5	3.1	0.8	2.3
B or lower	3.1	3.0	0.1	2.3	–	2.3	5.4	3.0	2.4
Not rated	649.1	413.4	235.7	299.1	80.4	218.7	948.2	493.8	454.4
Pools and associations	125.0	4.5	120.5	9.6	–	9.6	134.6	4.5	130.1

	7,163.3	786.4	6,376.9	815.6	126.5	689.1	7,978.9	912.9	7,066.0
Provision for uncollectible reinsurance	(31.9)		(31.9)	(134.5)		(134.5)	(166.4)		(166.4)

Recoverable from reinsurers	7,131.4		6,345.0	681.1		554.6	7,812.5		6,899.6

To support recoverable from reinsurers balances, the company had the benefit of letters of credit or trust funds totaling $912.9 at December 31, 2017 as follows:

  •
  for reinsurers rated A – or better, security of $409.6 against outstanding reinsurance recoverables of $6,865.4;

  •
  for reinsurers rated B++ or lower, security of $5.0 against outstanding reinsurance recoverables of $30.7;

  •
  for unrated reinsurers, security of $493.8 against outstanding reinsurance recoverables of $948.2; and

  •
  for pools and associations, security of $4.5 against outstanding reinsurance recoverables of $134.6.

In addition to the above security arrangements, Lloyd's is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities in those jurisdictions.

Substantially all of the provision for uncollectible reinsurance of $166.4 at December 31, 2017 related to the $480.1 of net unsecured reinsurance recoverables from reinsurers rated B++ or lower or which are unrated (which excludes pools and associations).

Based on the preceding analysis of the company's recoverable from reinsurers and on the credit risk analysis performed by the company's reinsurance security department as described below, the company believes that its provision for uncollectible reinsurance has reasonably estimated all incurred losses arising from uncollectible reinsurance at December 31, 2017.

The company's reinsurance security department, with its dedicated specialized personnel and expertise in analyzing and managing credit risk, is responsible for the following with respect to recoverable from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the company's reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance recoverables by reinsurer, by operating company, and in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The insurance and reinsurance companies purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total loss of a large manufacturing plant from a fire, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously and generally to protect capital by limiting loss exposure to acceptable levels. Consolidated net earnings included the pre-tax benefit of ceded reinsurance of $621.3 (2016 – pre-tax cost of $123.1). The consolidated pre-tax impact of ceded reinsurance was comprised as follows: reinsurers' share of premiums earned (see tables which follow this paragraph); commissions earned on reinsurers' share of premiums earned of $347.1 (2016 – $267.4); losses on claims ceded to reinsurers of $2,367.1 (2016 – $952.1); and recovery of uncollectible reinsurance of $7.7 (2016 – $4.9).

Year ended December 31, 2017

	Insurance and Reinsurance
												Corporate and Other
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off	Other		Inter- company	Consolidated
Reinsurers' share of premiums earned	121.2	283.1	292.6	11.9	465.8	390.7	330.8	414.1	2,310.2	0.1	–	–	(209.7)	2,100.6
Pre-tax benefit (cost) of ceded reinsurance	(60.2)	156.4	90.1	(11.8)	155.8	318.7	(75.8)	19.0	592.2	68.7	–	–	(39.6)	621.3

Year ended December 31, 2016

	Insurance and Reinsurance
												Corporate and Other
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off	Other		Inter- company	Consolidated
Reinsurers' share of premiums earned	113.5	300.3	258.7	11.9	341.0	–	338.9	155.1	1,519.4	0.5	–	–	(172.4)	1,347.5
Pre-tax benefit (cost) of ceded reinsurance	(36.5)	(16.6)	128.0	(12.5)	(113.8)	–	(11.2)	(85.6)	(148.2)	77.9	–	–	(52.8)	(123.1)
(1)
Allied World is included in the company's financial reporting with effect from July 6, 2017.

Reinsurers' share of premiums earned increased from $1,347.5 in 2016 to $2,100.6 in 2017 primarily reflecting the consolidation of Allied World and Fairfax Latam, the inclusion of the full year results of Bryte Insurance, increases at Crum & Forster (consistent with increased business volumes) and Brit (primarily reflecting lower risk retention), and higher reinstatement premiums paid as a result of current period catastrophe losses in 2017, partially offset by a decrease at OdysseyRe (primarily reflecting the non-renewal in 2017 of a specific fronting arrangement).

Commissions earned on reinsurers' share of premiums earned increased from $267.4 in 2016 to $347.1 in 2017 primarily reflecting the consolidation of Allied World and Fairfax Latam, the inclusion of the full year results of Bryte Insurance and increases at Crum & Forster and Brit consistent with the increase in reinsurers' share of premiums earned.

Reinsurers' share of losses on claims increased from $952.1 in 2016 to $2,367.1 in 2017 primarily reflecting the consolidation of Allied World and Fairfax Latam, the inclusion of the full year results of Bryte Insurance and significant current period catastrophe losses in 2017. The company recorded net recoveries of uncollectible reinsurance of $7.7 in 2017 (2016 – $4.9).

The use of reinsurance in 2017 decreased cash provided by operating activities by approximately $469 (2016 – $152). The increase in cash used in operating activities in 2017 primarily reflected the timing of premiums paid to reinsurers ($2,224.0 in 2017 compared to $1,445.9 in 2016) being sooner than the receipt of reinsurance recoverables, primarily related to significant current period catastrophe losses in 2017 (total reinsurance recoveries received of $1,314.0 in 2017 compared to $1,017.4 in 2016).

Investments

    Hamblin Watsa Investment Counsel Ltd.

Hamblin Watsa Investment Counsel Ltd. ("Hamblin Watsa") is a wholly owned subsidiary of the company that serves as the investment manager for Fairfax, its insurance, reinsurance and run-off companies, Fairfax India and Fairfax Africa. Following a long-term value-oriented investment philosophy with primary emphasis on the preservation of invested capital, Hamblin Watsa looks for investments with a margin of safety by conducting thorough proprietary analysis of investment opportunities and markets to assess the financial strength of issuers, identifying attractively priced securities selling at discounts to intrinsic value and hedging risks where appropriate. Hamblin Watsa is opportunistic and disciplined in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and willing to maintain a large proportion of its investment portfolio in cash and cash equivalents when it perceives markets to be over-valued.

Hamblin Watsa generally operates as a separate investment management entity, with Fairfax's CEO and one other corporate officer being members of Hamblin Watsa's investment committee. This investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints, and oversight by management of Hamblin Watsa. Fairfax's Board of Directors, its insurance, reinsurance and run-off companies, Fairfax India and Fairfax Africa are kept apprised of significant investment decisions through the financial reporting process as well as periodic presentations by Hamblin Watsa management.

    Overview of Investment Performance

Investments at their year-end carrying values (including at the holding company) for the company's first year and for the past ten years are presented in the following table. Included in bonds are U.S. treasury bond forward contracts, CPI-linked derivatives and credit default swaps and included in common stocks are investments in associates and equity derivatives.

Year(1)	Cash and short term investments	Bonds(2)	Preferred stocks	Common stocks	Real estate(3)	Total(4)	Per share ($)
1985	6.4	14.1	1.0	2.5	–	24.0	4.80
--
2008	6,343.5	9,069.6	50.3	4,480.0	6.4	19,949.8	1,140.85
2009	3,658.8	11,550.7	357.6	5,697.9	8.0	21,273.0	1,064.24
2010	4,073.4	13,353.5	627.3	5,095.3	150.5	23,300.0	1,139.07
2011	6,899.1	12,074.7	608.3	4,448.8	291.6	24,322.5	1,193.70
2012	8,085.4	11,545.9	651.4	5,397.6	413.9	26,094.2	1,288.89
2013	7,988.0	10,710.3	764.8	4,951.0	447.5	24,861.6	1,172.72
2014	6,428.5	12,660.3	520.6	5,968.1	615.2	26,192.7	1,236.90
2015	7,368.7	14,905.0	116.9	6,124.4	501.1	29,016.1	1,306.22
2016	11,214.4	10,358.3	70.6	6,281.1	506.3	28,430.7	1,231.11
2017(5)	19,186.2	10,392.5	299.6	9,014.1	363.0	39,255.4	1,414.55
(1)
IFRS basis for 2010 to 2017; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Includes the company's investment in other funds with a carrying value of $90.9 at December 31, 2017 (December 31, 2016 – $157.1, December 31, 2015 – $1.094.0) that are invested principally in fixed income securities.

(3)
Includes the company's equity-accounted investments in KWF LPs, and Grivalia Properties prior to its consolidation effective July 4, 2017.

(4)
Net of short sale and derivative obligations of both the holding company and the operating companies commencing in 2004.

(5)
Includes Allied World's investment portfolio of $7,918.8, which the company commenced consolidating on July 6, 2017.

Investments per share increased by $183.44 to $1,414.55 at December 31, 2017 from $1,231.11 at December 31, 2016. Approximately $106 of the increase in investments per share reflected the factors that increased investments described under the heading "Components of Consolidated Balance Sheets" in this MD&A (excluding the impact of the acquisition of Allied World). Approximately $56 of the increase in investments per share reflected the consolidation of Allied World's investment portfolio of $7,918.8 relative to the 5,075,894 subordinate voting shares issued to acquire Allied World. The remaining increase in investments per share of approximately $21 reflected the impact of net repurchases of shares by the company for treasury for use in its share-based payment awards and for cancellation pursuant to normal course issuer bids. Fairfax common shares effectively outstanding increased to 27,751,073 at December 31, 2017 from 23,093,566 at December 31, 2016. Since 1985, investments per share have compounded at a rate of 19.4% per year, including the impact of acquisitions.

    Interest and Dividends

The majority of interest and dividends is earned by the insurance, reinsurance and run-off companies. Interest and dividends on holding company cash and investments was $12.7 in 2017 (2016 – $16.4) prior to giving effect to total return swap expense of $16.8 (2016 – $27.9). Interest and dividends earned in the company's first year and for the past ten years is presented in the following table.

		Interest and dividends
	Average	Pre-tax			After tax
Year(1)	Investments at carrying value(2)	Amount	Yield(3) (%)	Per share ($)	Amount(4)	Yield(3) (%)	Per share ($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
--
2008	19,468.8	626.4	3.22	34.73	416.6	2.14	23.10
2009	20,604.2	712.7	3.46	38.94	477.5	2.32	26.09
2010	22,270.2	711.5	3.20	34.82	490.9	2.20	24.02
2011	23,787.5	705.3	2.97	34.56	505.7	2.13	24.78
2012	25,185.2	409.3	1.63	19.90	300.8	1.19	14.63
2013	25,454.7	376.9	1.48	18.51	277.0	1.09	13.60
2014	25,527.2	403.8	1.58	18.70	296.8	1.16	13.74
2015	27,604.4	512.2	1.86	22.70	376.5	1.36	16.69
2016	28,723.4	555.2	1.93	24.12	408.1	1.42	17.73
2017	33,843.1	559.0	1.65	21.42	410.9	1.21	15.74
(1)
IFRS basis for 2010 to 2017; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Comprised of cash and investments at both the holding company and operating companies, net of short sale and derivative obligations commencing in 2004.

(3)
Interest and dividends, on a pre-tax and after-tax basis, expressed as a percentage of average investments at carrying value.

(4)
Tax effected at the company's Canadian statutory income tax rate.

Interest and dividends increased modestly to $559.0 in 2017 from $555.2 in 2016, primarily reflecting lower total return swap expense, partially offset by lower interest earned. Lower interest earned principally reflected sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017, partially offset by the impact of consolidating Allied World's investment portfolio and the higher interest earned on increased holdings of cash and short term investments. Total return swap expense decreased to $53.2 in 2017 from $146.4 in 2016, primarily reflecting the closure of the Russell 2000 short equity index total return swaps in the fourth quarter of 2016.

The company's pre-tax interest and dividends yield decreased from 1.93% in 2016 to 1.65% in 2017 and the company's after-tax interest and dividends yield decreased from 1.42% in 2016 to 1.21% in 2017. Prior to giving effect to the interest which accrued to reinsurers on funds withheld of $2.8 (2016 – $0.9) and total return swap expense of $53.2 (2016 – $146.4), interest and dividends in 2017 of $609.4 (2016 – $700.7) produced a pre-tax gross portfolio yield of 1.80% (2016 – 2.44%). The decline in the pre-tax gross portfolio yield was primarily due to lower interest earned on bonds as the result of sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017 as described in the preceding paragraph.

    Share of Profit of Associates

Share of profit of associates increased to $200.5 in 2017 from $24.2 in 2016, primarily due to year-over-year increases of $124.0 related to Eurolife and a non-cash impairment charge of $100.4 recognized on Resolute in 2016. Details of the company's associates and transactions related to associates are described in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2017.

    Net Gains (Losses) on Investments

Net gains on investments of $1,467.5 in 2017 (2016 – net losses on investments of $1,203.6) were comprised as shown in the following table:

	2017			2016
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments
Common stocks	125.1	582.7	707.8	(151.2)	(5)(6)	73.2	(5)(6)	(78.0)
Preferred stocks – convertible	–	(1.6)	(1.6)	(68.0)	(5)(7)	61.4	(5)(7)	(6.6)
Bonds – convertible	25.9	207.2	233.1	35.0		(74.4)		(39.4)
Gain on disposition of associates(1)	69.8	–	69.8	–		–		–
Other equity derivatives(2)(3)	(19.9)	77.8	57.9	–		19.3		19.3

Long equity exposures	200.9	866.1	1,067.0	(184.2)		79.5		(104.7)
Short equity exposures and equity hedges(3)	(553.1)	135.2	(417.9)	(2,634.8)		1,441.9		(1,192.9)

Net equity exposure and financial effects	(352.2)	1,001.3	649.1	(2,819.0)		1,521.4		(1,297.6)
Bonds	419.8	(374.9)	44.9	648.7		(326.0)		322.7
CPI-linked derivatives	–	(71.0)	(71.0)	–		(196.2)		(196.2)
U.S. treasury bond forwards	(174.5)	21.3	(153.2)	96.7		(49.7)		47.0
Other derivatives	(8.4)	8.1	(0.3)	(70.6)		63.2		(7.4)
Foreign currency	(95.1)	97.9	2.8	80.6		(210.1)		(129.5)
Gain on disposition of insurance and reinsurance associates(4)	930.1	–	930.1	–		–		–
Other	3.7	61.4	65.1	(7.8)		65.2		57.4

Net gains (losses) on investments	723.4	744.1	1,467.5	(2,071.4)		867.8		(1,203.6)

Net gains (losses) on bonds is comprised as follows:
Government bonds	(2.6)	26.8	24.2	334.3		(77.5)		256.8
U.S. states and municipalities	437.5	(370.2)	67.3	321.4		(350.9)		(29.5)
Corporate and other	(15.1)	(31.5)	(46.6)	(7.0)		102.4		95.4

	419.8	(374.9)	44.9	648.7		(326.0)		322.7

(1)
During 2017 the company acquired control of Grivalia Properties by increasing its equity interest to 52.7% and commenced consolidating Grivalia Properties in the Other reporting segment. As a result, the company re-measured its equity accounted carrying value of Grivalia Properties to fair value and recorded a net realized gain of $51.3. Refer to note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2017.

(2)
Other equity derivatives include long equity total return swaps, equity warrants and equity index call options.

(3)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term investment strategy are presented within net change in unrealized gains (losses). During 2017 the company closed out $1,202.9 notional amount of short equity total return swaps and recogonized a net loss on investment of $237.9 (realized loss of $553.1, of which $315.2 was recognized as unrealized losses in prior years). In the fourth quarter of 2016 the company discontinued its economic hedging strategy and recorded a net loss on investment of $955.2 (realized loss of $2,665.4, of which $1,710.2 had been recogonized as unrealized losses in prior years).

(4)
During 2017 the company sold a 24.3% equity interest in ICICI Lombard for net proceeds of $908.5 and recorded a net realized gain of $595.6. The company's remaining 9.9% equity interest in ICICI Lombard was reclassified to common stock measured at FVTPL and re-measured to fair value for a net realized gain of $334.5. Refer to note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2017.

(5)
During 2016 the company recognized net realized losses of $220.3 and $103.7 on common and preferred stock investments pursuant to the issuer's plan of restructuring and subsequent emergence from bankruptcy protection. Prior period unrealized losses on the common and preferred stock investments of $209.5 and $99.6 were reclassified to net realized losses with a net impact of nil on the consolidated statement of earnings.

(6)
During 2016 the company increased its ownership interest in APR Energy to 49.0% and commenced applying the equity method of accounting, resulting in the reclassification of an unrealized loss of $68.1 on APR Energy to realized losses with a net impact of nil on the consolidated statement of earnings.

(7)
During 2016 the company was required to convert a preferred stock investment into common shares of the issuer, resulting in a net realized gain on investment of $35.1 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock). Prior period unrealized gains on the preferred stock investment of $41.7 were reclassified to net realized gains with a net impact of nil on the consolidated statement of earnings.

Net equity exposure and financial effects:    During 2017 the company's net equity exposure (long equity exposures net of short equity exposures) produced net gains of $649.1 (2016 – net losses of $1,297.6).

Throughout most of 2016 the company had economically hedged certain market risks associated with its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential significant decline in equity markets by way of short positions effected through equity and equity index total return swaps (including short positions in certain equity indexes and individual equities) and equity index put options (S&P 500). The company's equity hedges were structured to provide a return that was inverse to changes in the fair values of the indexes and certain individual equities.

The company discontinued its economic equity hedging strategy in the fourth quarter of 2016 after giving consideration to the possible and actual outcome of the U.S. elections and the potential for fundamental changes that could improve U.S. economic growth and equity markets. During 2016 the company closed out $6,350.6 notional amount of short positions effected through equity index total return swaps (comprised of Russell 2000, S&P 500 and S&P/TSX 60 short equity index total return swaps) and recognized a net loss on investment of $955.2 (realized loss of $2,665.4 of which $1,710.2 had been recognized as unrealized losses in prior years). The company continues to hold short equity and equity index total return swaps for investment purposes, but no longer regards them as hedges of its equity and equity-related holdings. During 2017 the company closed out $1,202.9 notional amount of short equity total return swaps and recognized a net loss on investment of $237.9 (realized loss of $553.1 of which $315.2 was recognized as unrealized losses in prior years). In the first quarter of 2018 the company closed out an additional $481.3 notional amount of short equity and equity index total return swaps and recognized a net loss on investment of $8.1 (realized loss of $199.0 of which $190.9 was recognized as unrealized losses in prior years), which reduced the notional amount of remaining short equity and equity index total return swaps to approximately $509.

At December 31, 2017 the company had entered into long equity total return swaps on individual equities for investment purposes with an original notional amount of $706.3 (December 31, 2016 – $283.9).

Bonds:    Net gains on bonds of $44.9 in 2017 were primarily comprised of net gains on U.S. treasury bonds ($52.8) and U.S. state and municipal bonds ($67.3), partially offset by losses on Indian government bonds ($40.5) and corporate and other bonds ($46.6).

CPI-linked derivatives:    The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. During 2017 the company did not enter into any new CPI-linked derivative contracts. The company's CPI-linked derivative contracts produced net unrealized losses of $71.0 in 2017 (2016 – $196.2).

Net unrealized losses on CPI-linked derivative contracts typically reflect increases in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values). Refer to the analysis in note 7 (Short Sales and Derivatives) under the heading CPI-linked derivatives in the company's consolidated financial statements for the year ended December 31, 2017 for a discussion and analysis of the company's CPI-linked derivatives.

Net gains (losses) on investments by reporting segment: Net gains (losses) on investments by reporting segment for 2017 and 2016 were comprised as shown in the following tables:

Year ended December 31, 2017

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other	Consolidated
Long equity exposures	114.4	362.0	119.1	24.6	80.9	0.6	130.5	80.8	912.9	129.9	23.6	0.6	1,067.0
Short equity exposures	(35.7)	(46.2)	(114.5)	–	–	–	–	(8.3)	(204.7)	(35.1)	–	(178.1)	(417.9)
Bonds	(21.9)	(13.5)	102.6	5.1	(10.4)	(35.5)	11.9	6.9	45.2	8.0	(2.5)	(5.8)	44.9
U.S treasury bond forwards	(2.3)	(29.0)	(84.0)	(8.5)	(1.2)	–	–	(2.4)	(127.4)	(23.5)	–	(2.3)	(153.2)
CPI-linked derivatives	(5.5)	(22.2)	(5.0)	(5.5)	(7.6)	–	–	(17.3)	(63.1)	(1.9)	–	(6.0)	(71.0)
Foreign currency	(5.9)	0.1	9.6	10.3	15.5	10.1	10.7	2.8	53.2	(4.1)	(13.4)	(32.9)	2.8
Other(2)	1.7	1.9	0.1	0.6	1.8	(1.7)	930.8	7.0	942.2	–	(0.5)	53.2	994.9

Net gains (losses) on investments	44.8	253.1	27.9	26.6	79.0	(26.5)	1,083.9	69.5	1,558.3	73.3	7.2	(171.3)	1,467.5

Year ended December 31, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other	Consolidated
Long equity exposures	42.6	(16.1)	31.1	(43.2)	(36.9)	–	5.2	(9.6)	(26.9)	(32.4)	13.5	(58.9)	(104.7)
Short equity exposures	(181.8)	(389.0)	(155.0)	(107.0)	(13.1)	–	–	(62.1)	(908.0)	(159.0)	–	(125.9)	(1,192.9)
Bonds	67.6	90.9	(27.9)	19.8	110.6	–	0.4	33.9	295.3	7.1	19.0	1.3	322.7
CPI-linked derivatives	(20.3)	(43.8)	(16.7)	(15.5)	(20.6)	–	–	(44.1)	(161.0)	(11.2)	–	(24.0)	(196.2)
Foreign currency	(67.8)	27.8	(35.1)	(20.7)	41.5	–	(7.0)	(5.7)	(67.0)	(48.6)	(5.9)	(8.0)	(129.5)
Other	(1.6)	11.5	18.9	(1.6)	5.8	–	(0.3)	(2.4)	30.3	18.9	3.5	44.3	97.0

Net gains (losses) on investments	(161.3)	(318.7)	(184.7)	(168.2)	87.3	–	(1.7)	(90.0)	(837.3)	(225.2)	30.1	(171.2)	(1,203.6)

(1)
Allied World is included in the company's financial reporting with effect from July 6, 2017.

(2)
Includes net realized gains of $930.1 on partial disposition of the company's investment in ICICI Lombard at Fairfax Asia, refer to note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2017.

    Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio since Fairfax's inception in 1985. For the years 1986 to 2006, the calculation of total return on average investments included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company's investment portfolio was carried at cost or amortized cost under Canadian GAAP. For the years 2007 to 2009, Canadian GAAP required the company to carry the majority of its investments at fair value and as a result, the calculation of total return on average investments during this period included interest and dividends, net investment gains (losses) recorded in net earnings, net unrealized gains (losses) recorded in other comprehensive income and changes in net unrealized gains (losses) on equity accounted investments in associates. Effective January 1, 2010 the company adopted IFRS and was required to carry the majority of its investments at FVTPL and as a result, the calculation of total return on average investments for the years 2010 to 2017 includes interest and dividends, net investment gains (losses) recorded in net earnings and changes in net unrealized gains (losses) on equity accounted investments in associates. All noted amounts above are included on a pre-tax basis in the calculation of total return on average investments.

						Net gains (losses) recorded in:
								Change in unrealized gains (losses) on investments in associates(8)	Total return on average investments(8)
	Average investments at carrying value(2)	Interest and dividends	Net realized gains (losses)		Change in unrealized gains (losses)	Net earnings (loss)(3)	Other comprehensive income (loss)
Year(1)										(%)
1986	46.3	3.4	0.7		(0.2)	–	–	–	3.9	8.4
1987	81.2	6.2	7.1		(6.1)	–	–	–	7.2	8.9
1988	102.6	7.5	6.5		9.5	–	–	–	23.5	22.9
1989	112.4	10.0	13.4		(5.1)	–	–	–	18.3	16.3
1990	201.2	17.7	2.0		(28.5)	–	–	–	(8.8)	(4.4)
1991	292.3	22.7	(3.9)		24.0	–	–	–	42.8	14.6
1992	301.8	19.8	2.8		(8.3)	–	–	–	14.3	4.7
1993	473.1	18.1	21.6		22.2	–	–	–	61.9	13.1
1994	871.5	42.6	14.6		(30.7)	–	–	–	26.5	3.0
1995	1,163.4	65.3	52.5		32.7	–	–	–	150.5	12.9
1996	1,861.5	111.0	96.3		82.1	–	–	–	289.4	15.5
1997	3,258.6	183.8	149.3		(6.9)	–	–	–	326.2	10.0
1998	5,911.2	303.7	314.3		(78.3)	–	–	–	539.7	9.1
1999	10,020.3	532.7	63.8		(871.4)	–	–	–	(274.9)	(2.7)
2000	11,291.5	534.0	259.1		584.1	–	–	–	1,377.2	12.2
2001	10,264.3	436.9	121.0		194.0	–	–	–	751.9	7.3
2002	10,377.9	436.1	465.0		263.2	–	–	–	1,164.3	11.2
2003	11,527.5	331.9	826.1		142.4	–	–	–	1,300.4	11.3
2004	12,955.8	375.7	300.5	(4)	165.6	–	–	–	841.8	6.5
2005	14,142.4	466.1	385.7		73.0	–	–	–	924.8	6.5
2006	15,827.0	746.5	789.4	(5)	(247.8)	–	–	–	1,288.1	8.1
2007	17,898.0	761.0	–		–	1,639.5	304.5	(131.2)	2,573.8	14.4
2008	19,468.8	626.4	–		–	2,718.6	(426.7)	278.3	3,196.6	16.4
2009	20,604.2	712.7	–		–	904.3 (6)	1,076.7	(185.2)	2,508.5	12.2
2010	22,270.2	711.5	–		–	28.7	–	98.2	838.4	3.8
2011	23,787.5	705.3	–		–	737.7	–	78.5	1,521.5	6.4
2012	25,185.2	409.3	–		–	639.4	–	79.6	1,128.3	4.5
2013	25,454.7	376.9	–		–	(1,579.8)	–	(44.6)	(1,247.5)	(4.9)
2014	25,527.2	403.8	–		–	1,682.7	–	70.3	2,156.8	8.4
2015	27,604.4	512.2	–		–	(341.3)	–	20.9	191.8	0.7
2016	28,723.4	555.2	–		–	(1,223.3)	–	160.1	(508.0)	(1.8)
2017	33,843.1	559.0	–		–	1,542.4	–	339.2	2,440.6	7.2

Cumulative from inception		11,005.0	3,887.8			6,748.9				8.2 (7)

(1)
IFRS basis for 2010 to 2017; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Comprised of cash and investments at both the holding company and operating companies, net of short sale and derivative obligations commencing in 2004.

(3)
Excludes net gains (losses) recognized on the company's underwriting activities related to foreign currency since 2008.

(4)
Excludes the $40.1 gain on the company's secondary offering of Northbridge and the $27.0 loss in connection with the company's repurchase of outstanding debt at a premium to par during 2004.

(5)
Excludes the $69.7 gain on the company's secondary offering of OdysseyRe, the $15.7 loss on the company's repurchase of outstanding debt at a premium to par and the $8.1 dilution loss on conversions of the OdysseyRe convertible senior debenture during 2006.

(6)
Net gains on investments in 2009 excluded $25.9 of gains recognized on transactions involving the common and preferred shares of the company's consolidated subsidiaries.

(7)
Simple average of the total return on average investments for each of the 32 years.

(8)
Total return on average investments is considered a non-IFRS measure as it includes changes in net unrealized gains (losses) on equity accounted investments in associates and excludes share of profit (loss) of associates.

Investment gains have been an important component of Fairfax's financial results since 1985, having contributed an aggregate $11,695.4 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period; the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2017, total return on average investments has averaged 8.2%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds, derivatives and other securities.

    Bonds

Credit Risk

At December 31, 2017, 72.2% (December 31, 2016 – 79.2%) of the fixed income portfolio carrying value was rated investment grade or better, with 47.1% (December 31, 2016 – 61.9%) being rated AA or better (primarily consisting of government obligations). Refer to note 24 (Financial Risk Management) under the heading Investments in Debt Instruments in the consolidated financial statements for the year ended December 31, 2017 for a discussion of the company's exposure to the credit risk of individual issuers, sovereign and U.S. state and municipal governments.

Interest Rate Risk

Hypothetical parallel upward shifts in the term structure of interest rates by 100 basis points and 200 basis points would potentially decrease net earnings by $155.6 and $306.2 respectively (2016 – $148.2 and $295.1). The company's exposure to interest rate risk did not change significantly during 2017 compared to 2016. Allied World's bond portfolio ($5,337.2, acquired on July 6, 2017) was re-balanced to reflect the company's interest rate risk tolerance. To reduce its exposure to interest rate risk (specifically exposure to U.S. state and municipal bonds and long dated U.S. treasury bonds held in its fixed income portfolio), the company entered into forward contracts to sell long dated U.S. treasury bonds with a notional amount of $1,693.8 as at December 31, 2017 (December 31, 2016 – $3,013.4). These contracts have an average term to maturity of less than three months and may be renewed at market rates.

The company's exposure to interest rate risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017.

    Common Stocks

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. Throughout most of 2016 the company had economically hedged its equity and equity-related holdings. The company discontinued its economic equity hedging strategy in the fourth quarter of 2016 after giving consideration to the possible and actual outcome of the U.S. elections and the potential for fundamental changes that could improve U.S. economic growth and equity markets. During 2017 the company's equity and equity-related exposure increased, primarily reflecting the consolidation of the common stock portfolio of Allied World ($833.8), net acquisitions of non-insurance and reinsurance associates, purchases of common stocks and the continued reduction of the notional amount of short equity total return swaps.

The company's risk management objective with respect to market price fluctuations places primary emphasis on the preservation of invested capital. Subsequent to the economic downturn in 2008, the company became increasingly concerned about the risk of a potential significant decline in global equity markets. From 2010 until the fourth quarter of 2016, the company relied on certain derivative financial instruments to protect its equity and equity-related holdings. In the latter part of 2016, the company's sentiment with respect to U.S. economic growth and improvements in the global equity markets improved, resulting in the discontinuation of the economic equity hedging strategy. In the foreseeable future, the company does not expect to apply equity hedging strategies and will remain focused on its long-term value-oriented investment philosophy, seeking investments that are attractively priced, are selling at a discount to intrinsic value and afford a margin of safety.

As a result of the increase in its net equity exposures and the termination of its economic equity hedging strategy, a hypothetical decrease in global equity markets of 5% and 10% at December 31, 2017 would potentially decrease the company's net earnings by $238.5 and $475.0 respectively (2016 – $106.7 and $204.5). The company's net equity exposure and exposure to market price fluctuations are discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017.

The company's holdings of common stocks and long equity total return swaps at December 31, 2017 and 2016 are summarized by the issuer's primary industry in the table below.

	December 31, 2017(1)	December 31, 2016(1)
Financials and investment funds	4,171.6	2,988.2
Commercial and industrial	1,356.1	571.5
Consumer products and other	748.2	834.8

	6,275.9	4,394.5

(1)
Excludes other funds of $90.9 at December 31, 2017 (December 31, 2016 – $157.1) that are invested principally in fixed income securities.

The company's holdings of common stocks and long equity total return swaps at December 31, 2017 and 2016 are summarized by the issuer's country of domicile in the table below.

	December 31, 2017(1)	December 31, 2016(1)
United States	2,078.2	1,266.9
Canada	1,060.7	755.6
India	621.2	247.8
Greece	434.1	297.0
Egypt	367.1	331.5
Netherlands	355.8	231.9
China	214.3	167.2
Singapore	122.9	182.3
Hong Kong	115.2	66.8
Thailand	111.0	105.5
United Kingdom	94.3	35.8
Nigeria	78.4	74.4
Kuwait	47.7	70.3
Germany	29.5	30.3
Ireland	0.8	102.8
All other	544.7	428.4

	6,275.9	4,394.5

(1)
Excludes other funds of $90.9 at December 31, 2017 (December 31, 2016 – $157.1) that are invested principally in fixed income securities.

    Derivatives and Derivative Counterparties

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the then daily fair value of the derivative contracts. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The company's exposure to derivative counterparty risk at December 31, 2017 was estimated to be $66.2 (December 31, 2016 – $105.8).

Refer to note 24 (Financial Risk Management) under the heading Credit Risk – Counterparties to Derivative Contracts in the company's consolidated financial statements for the year ended December 31, 2017 for a discussion and tabular analysis of the company's exposure to derivative counterparty risk.

    Float

Fairfax's float (a non-IFRS measure) is the sum of its loss reserves, including loss adjustment expense reserves, unearned premiums and other insurance contract liabilities, less insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. The annual benefit (cost) of float is calculated by dividing the underwriting profit (loss) by the average float in that year. Float arises as an insurance or reinsurance business receives premiums in advance of the payment of claims.

The following table presents the accumulated float and the cost of generating that float for Fairfax's insurance and reinsurance operations. The average float from those operations increased by 23.5% in 2017 to $16,977.9, at a cost of 3.8%.

Year	Underwriting profit (loss)(1)	Average float	Cost (benefit) of float	Average long term Canada treasury bond yield
1986	2.5	21.6	(11.6)%	9.6%
--
2013	440.0	12,045.7	(3.7)%	2.8%
2014	552.0	11,707.4	(4.7)%	2.8%
2015	704.5	12,634.9	(5.6)%	2.2%
2016	575.9	13,748.6	(4.2)%	1.9%
2017	(641.5)	16,977.9	3.8%	2.3%
Weighted average since inception			0.7%	3.7%
Fairfax's weighted average net benefit of float since inception: 3.0%
(1)
IFRS basis for 2010 to 2017; Canadian GAAP basis for 2009 and prior.

The following table presents a breakdown of total year-end float for the most recent five years.

	Insurance and Reinsurance
Year	Northbridge(1)	OdysseyRe(2)	Crum & Forster(3)	Zenith National(4)	Brit(5)	Allied World(6)	Fairfax Asia(7)	Other(8)	Ongoing operations	Run-off(9)	Total
2013	2,112.0	4,673.5	2,338.7	1,202.3	–	–	519.3	1,003.2	11,849.0	3,701.5	15,550.5
2014	1,910.8	4,492.3	2,562.7	1,195.2	–	–	524.4	880.4	11,565.8	3,499.2	15,065.0
2015	1,626.1	4,172.2	2,593.6	1,217.1	2,731.8	–	570.7	792.5	13,704.0	3,367.6	17,071.6
2016	1,670.7	4,024.6	2,706.5	1,179.1	2,795.8	–	561.1	855.4	13,793.2	2,879.7	16,672.9
2017	1,760.2	4,439.6	2,860.8	1,177.2	3,078.3	5,457.2	233.5	1,155.8	20,162.6	2,566.9	22,729.5

During 2017 the company's total float increased by $6,056.6 to $22,729.5.

(1)
Northbridge's float increased by 5.4% primarily due to the effect of the strengthening of the Canadian dollar relative to the U.S. dollar. In Canadian dollar terms, Northbridge's float decreased by 1.7% primarily due to a decrease in loss reserves reflecting favourable prior year development and an increase in insurance balances receivables.

(2)
OdysseyRe's float increased by 10.3% primarily due to increases in loss reserves and unearned premiums, partially offset by increases in insurance balances receivable and reinsurance recoverables. The increases in loss reserves and reinsurance recoverables were principally due to increased catastrophe losses in 2017. The increase in unearned premiums primarily reflected higher business volumes.

(3)
Crum & Forster's float increased by 5.7% primarily due to an increase in unearned premiums from higher business volumes, partially offset by lower loss reserves and reinsurance recoverables.

(4)
Zenith National's float was consistent year-over-year (decreased by 0.2%) but reflected an increase in unearned premiums due to slightly higher business volumes, largely offset by an increase in insurance balances receivable.

(5)
Brit's float increased by 10.1% due to increases in loss reserves and unearned premiums, partially offset by increases in reinsurance recoverables and insurance balances receivable. The increases in loss reserves and reinsurance recoverables were principally due to increased catastrophe losses in 2017.

(6)
Allied World increased the company's float with effect from its acquisition date of July 6, 2017.

(7)
Fairfax Asia's float decreased by 58.4% primarily due to the sale of its 97.7% interest in First Capital in 2017. Excluding the impact of the First Capital sale, Fairfax Asia's float decreased by 2.6%.

(8)
Insurance and Reinsurance – Other's float increased by 35.1% primarily due the consolidation of Fairfax Latam and the strengthening of the Canadian dollar, South African rand and Polish zloty relative to the U.S. dollar, partially offset by the strengthening of the U.S. dollar relative to the Brazilian real. The increase in float also reflected increases in loss reserves and reinsurance recoverables principally due to increased catastrophe losses in 2017.

(9)
Run-off's float decreased by 10.9% primarily due to lower loss reserves, partially offset by lower insurance balances receivable and reinsurance recoverables. Lower loss reserves and reinsurance recoverables were principally due to normal course cession and collection activity, partially offset by net adverse prior year reserve development. The decrease in insurance balances receivable reflected the settlement of a large receivable balance which was outstanding at the end of 2016.

Financial Condition

    Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios:

	December 31,
	2017		2016	2015		2014		2013
Holding company cash and investments (net of short sale and derivative obligations)	2,356.9		1,329.4	1,275.9		1,212.7		1,241.6

Borrowings – holding company	3,475.1		3,472.5	2,599.0		2,656.5		2,491.0
Borrowings – insurance and reinsurance companies	1,373.0		435.5	468.5		385.9		458.8
Borrowings – non-insurance companies	1,566.0		859.6	284.0		136.6		44.7

Total debt	6,414.1		4,767.6	3,351.5		3,179.0		2,994.5

Net debt(1)	4,057.2		3,438.2	2,075.6		1,966.3		1,752.9

Common shareholders' equity	12,475.6		8,484.6	8,952.5		8,361.0		7,186.7
Preferred stock	1,335.5		1,335.5	1,334.9		1,164.7		1,166.4
Non-controlling interests	4,600.9		2,000.0	1,731.5		218.1		107.4

Total equity	18,412.0		11,820.1	12,018.9		9,743.8		8,460.5

Net debt/total equity	22.0%		29.1%	17.3%		20.2%		20.7%
Net debt/net total capital(2)	18.1%		22.5%	14.7%		16.8%		17.2%
Total debt/total capital(3)	25.8%		28.7%	21.8%		24.6%		26.1%
Interest coverage(4)	7.1	x	n/a	3.9	x	12.3	x	n/a
Interest and preferred share dividend distribution coverage(5)	6.0	x	n/a	2.9	x	9.0	x	n/a
(1)
Net debt is calculated by the company as total debt less holding company cash and investments (net of short sale and derivative obligations).

(2)
Net total capital is calculated by the company as the sum of total equity and net debt.

(3)
Total capital is calculated by the company as the sum of total equity and total debt.

(4)
Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.

Holding company cash and investments increased to $2,356.9 at December 31, 2017 from $1,329.4 at December 31, 2016. Significant cash movements at the Fairfax holding company level during 2017 are as set out in the Financial Condition section of this MD&A under the heading Liquidity.

Borrowings – holding company increased by $2.6 to $3,475.1 at December 31, 2017 from $3,472.5 at December 31, 2016 primarily reflecting the issuance of Cdn$650.0 principal amount of 4.25% unsecured senior notes due

December 6, 2027 and the impact of foreign currency translation on the company's Canadian dollar denominated long term debt, partially offset by the early redemption of the Cdn$388.4 principal amount of 7.50% unsecured senior notes due 2019, the repayment of the amount drawn on the revolving credit facility, the repayment of purchase consideration payable upon maturity and the repurchases of $17.8 principal amount of Fairfax senior notes due 2019, 2020 and 2021.

Borrowings – insurance and reinsurance companies increased by $937.5 to $1,373.0 at December 31, 2017 from $435.5 at December 31, 2016 primarily reflecting the consolidation of the borrowings of Allied World ($878.0) and borrowings of $45.0 on Brit's revolving credit facility which was repaid in January 2018.

Borrowings – non-insurance companies increased by $706.4 to $1,566.0 at December 31, 2017 from $859.6 at December 31, 2016 primarily reflecting the consolidation of the borrowings of Grivalia Properties ($160.4), Mosaic Capital ($54.0) and Fairfax Africa (term loan of $150.0) and increased borrowings at Fairfax India (term loan of $400.0 at December 31, 2017 compared to $225.0 at December 31, 2016).

Common shareholders' equity increased from $8,484.6 at December 31, 2016 to $12,475.6 at December 31, 2017 primarily reflecting the issuance of 5,075,894 subordinate voting shares pursuant to the acquisition of Allied World ($2,191.6), net earnings attributable to shareholders of Fairfax ($1,740.6) and other comprehensive income ($283.8, comprised of net unrealized foreign currency translation gains on foreign operations of $200.4 and share of other comprehensive income of associates of $114.3, partially offset by net losses on defined benefit plans of $30.9), partially offset by the payment of dividends on the company's common and preferred shares ($282.0).

Non-controlling interests increased from $2,000.0 at December 31, 2016 to $4,600.9 at December 31, 2017 principally reflecting the impact of the consolidation of Allied World ($1,229.4) and Grivalia Properties ($517.6), Fairfax India's secondary offering in January 2017 and Fairfax Africa's initial public offering in February 2017, the reduction in the company's indirect ownership of Quess from 42.1% to 33.1% and foreign currency translation (principally the strengthening of the Canadian dollar relative to the U.S. dollar), partially offset by the net loss attributable to non-controlling interests ($125.7) and dividends paid to non-controlling interests (principally the dividend paid by Brit to its minority shareholder OMERS).

The changes in holding company borrowings, subsidiary borrowings (comprised of the borrowings of the insurance and reinsurance companies and the non-insurance companies) and common shareholders' equity affected the company's leverage ratios as follows: the consolidated net debt/net total capital ratio decreased from 22.5% at December 31, 2016 to 18.1% at December 31, 2017 primarily as a result of increased net total capital, partially offset by increased net debt. The increase in net debt was primarily due to increased subsidiary borrowings, partially offset by increased holding company cash and investments. The increase in net total capital was primarily due to increases in common shareholders' equity, non-controlling interests and net debt. The consolidated total debt/total capital ratio decreased from 28.7% at December 31, 2016 to 25.8% at December 31, 2017 primarily as a result of increased total capital (reflecting increases in common shareholders' equity, non-controlling interests and total debt), partially offset by increased total debt.

The company believes that holding company cash and investments, net of short sale and derivative obligations, at December 31, 2017 of $2,356.9 (December 31, 2016 – $1,329.4) provide adequate liquidity to meet the holding company's known commitments in 2018. Refer to the Liquidity section of this MD&A for a discussion of the holding company's available sources of liquidity and known significant commitments for 2018.

The company's insurance and reinsurance companies continue to maintain capital above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels as discussed below. A common non-IFRS measure of capital adequacy in the property and casualty industry is the ratio of net premiums written to statutory surplus (or total equity). This ratio is shown for the insurance and reinsurance companies for the most recent five years in the following table:

	Net premiums written to statutory surplus (total equity)
	2017	2016	2015	2014	2013
Insurance and Reinsurance
Northbridge (Canada)	1.0	0.9	0.9	0.8	0.9
OdysseyRe (U.S.)	0.6	0.5	0.5	0.6	0.6
Crum & Forster (U.S.)	1.4	1.5	1.3	1.1	1.1
Zenith National (U.S.)	1.5	1.5	1.3	1.3	1.4
Brit(1)	1.4	1.3	1.4	n/a	n/a
Allied World(2)	0.9	–	–	–	–
Fairfax Asia(3)	0.4	0.4	0.5	0.5	0.5
Other(4)	0.8	0.7	0.7	0.5	0.6
Canadian insurance industry	1.1	1.0	1.0	1.0	1.0
U.S. insurance industry	0.8	0.7	0.7	0.7	0.7
(1)
The 2015 ratio presented for Brit includes net premiums written by Brit prior its acquisition by the company on June 5, 2015.

(2)
The 2017 ratio presented for Allied World includes net premiums written by Allied World prior its acquisition by the company on July 6, 2017 and its U.S. GAAP equity of $2,523.8 at December 31, 2017.

(3)
Total equity excludes certain holding company investments.

(4)
Other includes Group Re, Bryte Insurance, Advent, Fairfax Latin America (Fairfax Brasil and Fairfax Latam) and Fairfax CEE (Colonnade Insurance and Polish Re).

In the U.S., the National Association of Insurance Commissioners ("NAIC") has developed a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance and reinsurance, investment and other business activities. At December 31, 2017 OdysseyRe, Crum & Forster, Zenith National, Allied World and U.S. Run-off subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level; each subsidiary had capital and surplus of at least 3.3 times (December 31, 2016 – 3.4 times) the authorized control level, except for TIG Insurance which had 2.3 times (December 31, 2016 – 2.2 times).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2017 Northbridge's subsidiaries had a weighted average MCT ratio of 205% of the minimum statutory capital required, compared to 211% at December 31, 2016.

In Bermuda, insurance and reinsurance companies are regulated by the Bermuda Monetary Authority and are subject to the statutory requirements of the Bermuda Insurance Act 1978. There is a requirement to hold available statutory economic capital and surplus equal to or in excess of an enhanced capital and target capital level as determined under the Bermuda Solvency Capital Requirement model. The target capital level is measured as 120% of the enhanced capital requirements. At December 31, 2017 Allied World was in compliance with Bermuda's regulatory requirements.

The Lloyd's market is subject to the solvency and capital adequacy requirements of the Prudential Regulatory Authority in the U.K. The capital requirements of Brit are based on the output of an internal model which reflects the risk profile of the business. At December 31, 2017 Brit's available capital consisted of net tangible assets (total assets less any intangible assets and all liabilities), subordinated debt and contingent funding in the form of letters of credit and amounted to $1,468.5 (December 31, 2016 – $1,457.3). This represented a surplus of $395.1 (December 31, 2016 – $297.1) over the management capital requirements (capital required for business strategy and regulatory requirements), compared to Brit's minimum targeted surplus of $200.0 (December 31, 2016 – $200.0).

In countries other than the U.S., Canada, the U.K. and Bermuda where the company operates, the company met or exceeded the applicable regulatory capital requirements at December 31, 2017.

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies at December 31, 2017 were as follows:

Issuer Credit Ratings	A.M. Best	Standard & Poor's	Moody's	DBRS
Fairfax Financial Holdings Limited	bbb	BBB-	Baa3	BBB (high)
Financial Strength Ratings
Crum & Forster Holdings Corp.(1)	A	A-	Baa1	–
Zenith National Insurance Corp.(1)	A	A-	Baa1	–
Odyssey Re Holdings Corp.(1)	A	A-	A3	–
Brit Limited(2)	A	A+	–	–
Northbridge General Insurance Corp.	A	A-	A3	A
Federated Insurance Company of Canada	A	A-	–	A
Allied World Assurance Company Holdings, GmbH(1)	A	A-	A3	–
Wentworth Insurance Company Ltd.	A	–	–	–
Falcon Insurance Company (Hong Kong) Limited	–	A-	–	–
Advent Capital (Holdings) Ltd.(2)	A	A+	–	–
Polish Re	A-	–	–	–
Colonnade Insurance S.A.	A-	–	–	–
(1)
Financial strength ratings apply to the operating companies.

(2)
Advent and Brit's ratings are the A.M. Best and Standard & Poor's ratings assigned to Lloyd's.

During 2017 DBRS upgraded the Issuer Credit Rating of Fairfax to "BBB (high)" from "BBB" and the Financial Strength Ratings of Northbridge General Insurance Corp. and Federated Insurance Company of Canada to "A" from "A (low)". Standard & Poor's and Moody's downgraded the Financial Strength Ratings of Allied World's operating companies to "A-" and "A3" from "A" and "A2" respectively subsequent to the acquisition by Fairfax. A.M. Best assigned a Financial Strength Rating of "A-" to Colonnade Insurance.

    Book Value Per Share

Common shareholders' equity at December 31, 2017 of $12,475.6 or $449.55 per basic share (excluding the unrecorded $1,233.0 pre-tax excess of fair value over the carrying value of investments in associates and certain consolidated non-insurance subsidiaries) compared to $8,484.6 or $367.40 per basic share (excluding the unrecorded $1,001.7 pre-tax excess of fair value over the carrying value of investments in associates and certain consolidated non-insurance subsidiaries) at December 31, 2016, representing an increase per basic share in 2017 of 22.4% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2017, or a increase of 24.7% adjusted to include that dividend). During 2017 the number of basic shares increased primarily as a result of the issuance of 5,075,894 subordinate voting shares related to the acquisition of Allied World, partially offset by net repurchases of 243,087 subordinate voting shares for treasury (for use in the company's share-based payment awards) and purchases of 184,367 subordinate voting shares for cancellation. At December 31, 2017 there were 27,751,073 common shares effectively outstanding.

The company has issued and repurchased common shares in the most recent five years as follows:

Date	Number of subordinate voting shares	Average issue/repurchase price per share	Net proceeds/ (repurchase cost)
2013 – issuance of shares	1,000,000	399.49	399.5
2013 – repurchase of shares	(36)	402.78	–
2014 – repurchase of shares	(8)	430.98	–
2015 – issuance of shares	1,169,294	502.01	587.0
2016 – issuance of shares	1,000,000	523.50	523.5
2016 – repurchase of shares	(30,732)	458.81	(14.1)
2017 – issuance of shares	5,084,961	431.94	2,196.4
2017 – repurchase of shares	(184,367)	521.79	(96.2)

On September 28, 2017 the company commenced its normal course issuer bid by which it is authorized, until expiry of the bid on September 27, 2018, to acquire up to 2,672,504 subordinate voting shares, 601,538 Series C preferred shares, 344,111 Series D preferred shares, 396,713 Series E preferred shares, 357,204 Series F preferred shares, 743,295 Series G preferred shares, 256,704 Series H preferred shares, 1,046,555 Series I preferred shares, 153,444 Series J preferred shares, 950,000 Series K preferred shares and 920,000 Series M preferred shares, representing at that date approximately 10% of the public float in respect of the subordinate voting shares and 10% of the public float in respect of each series of preferred shares. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Virtually all of the common share issuances in 2013, 2015 and 2016 were pursuant to public offerings. During 2013 and 2014 the company repurchased 36 and 8 subordinate voting shares respectively for cancellation from former employees. During 2016 and 2017 the company repurchased 30,732 and 184,367 subordinate voting shares respectively for cancellation under the terms of its normal course issuer bids.

The company's indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

The table below presents the pre-tax excess (deficiency) of fair value over carrying value of investments in associates and certain non-insurance subsidiaries the company considers to be portfolio investments but that are required to be consolidated under IFRS. The aggregate pre-tax excess of fair value over carrying value of these investments is not included in the calculation of book value per share.

	December 31, 2017			December 31, 2016
	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value
Insurance and reinsurance associates	783.1	711.0	72.1	1,514.8	940.5	574.3
Non-insurance associates(2)	2,041.2	1,776.0	265.2	1,440.6	1,452.5	(11.9)
Cara(3)	486.3	519.5	(33.2)	433.9	454.9	(21.0)
Grivalia Properties	568.6	573.2	(4.6)	–	–	–
Thomas Cook India	996.6	449.7	546.9	691.2	296.2	395.0
Fairfax India	666.4	448.4	218.0	355.7	290.4	65.3
Fairfax Africa	460.2	291.6	168.6	–	–	–

	6,002.4	4,769.4	1,233.0	4,436.2	3,434.5	1,001.7

(1)
The carrying values of Cara, Grivalia Properties, Thomas Cook India, Fairfax India and Fairfax Africa represent their approximate carrying values under the equity method of accounting.

(2)
Excludes investments in associates held by Fairfax India and Fairfax Africa.

(3)
Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2017 and 2016. It was concluded that no impairment had occurred in each year.

    Liquidity

Holding company cash and investments at December 31, 2017 totaled $2,368.4 ($2,356.9 net of $11.5 of holding company short sale and derivative obligations) compared to $1,371.6 at December 31, 2016 ($1,329.4 net of $42.2 of holding company short sale and derivative obligations).

Significant cash and investment movements at the holding company level during 2017 included the following significant inflows: dividends from Fairfax Asia ($2,429.7 comprised of net proceeds from the partial sale of ICICI Lombard and the sale of First Capital), net proceeds of $509.5 from the issuance of Cdn$650.0 principal amount of 4.25% unsecured senior notes due 2027 and dividends from other subsidiaries (primarily Zenith National ($102.0), OdysseyRe ($100.0) and Northbridge ($213.2)). The company's remaining 9.9% equity interest in ICICI Lombard, previously reflected as an investment in associate within portfolio investments, was reclassified to common stock at FVTPL within holding company cash and investments (fair value of $549.0 at December 31, 2017).

Significant holding company outflows during 2017 included the following: cash consideration of $435.3 paid to partially fund the acquisition of Allied World, the redemption of Cdn$388.4 principal amount of 7.5% unsecured senior notes due 2019 ($340.6), payment of common and preferred share dividends ($282.0), repayment of the amount drawn on the revolving credit facility ($200.0), net cash paid of $179.0 with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements), cash consideration of $167.9 paid to acquire Fairfax Latam, repayment of purchase consideration payable upon maturity ($124.9) and purchases of subordinate voting shares for cancellation under the terms of normal course issuer bids ($96.2).

The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements associated with corporate overhead expenses and interest paid on long term debt. The carrying value of holding company cash and investments will vary with changes in the fair values of those investments (including derivative contracts that may have collateral and cash settlement requirements).

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at December 31, 2017 of $2,356.9 provides adequate liquidity to meet the holding company's known commitments in 2018. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility (for further details related to the revolving credit facility, refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2017).

The holding company's known significant commitments for 2018 consist of payment of the $283.2 dividend on common shares ($10.00 per share paid January 2018), interest and corporate overhead expenses, preferred share dividends, income tax payments, the purchase prices related to the acquisitions of certain businesses of Carillion and the insurance operations of AIG in Uruguay (completed January 31, 2018) and Venezuela, and potential cash outflows related to derivative contracts.

During 2017 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $7,675.8 primarily reflecting the consolidation of the cash and short term investments of Allied World ($4,509.0) and Fairfax Latam ($77.2), the proceeds received from net sales of long dated U.S. state and municipal and corporate and other bonds (primarily corporate and other bonds that were part of the acquisition of Allied World) where a portion of the proceeds was retained in cash or invested in short term investments, and net proceeds received from Fairfax Africa's initial public offering, partially offset by the impact of the divestiture of the cash and short term investments of First Capital ($362.4).

The insurance and reinsurance subsidiaries may experience cash inflows or outflows on occasion related to their derivative contracts, including collateral requirements. During 2017 the insurance and reinsurance subsidiaries paid net cash of $285.0 (2016 – $814.4) in connection with long and short equity and equity index total return swaps (excluding the impact of collateral requirements). The closure in the fourth quarter of 2016 of all of the company's short positions effected through total return swaps in the Russell 2000, S&P 500 and S&P/TSX 60 equity indexes significantly reduced cash flow volatility related to derivatives in 2017.

The non-insurance companies have principal repayments coming due in 2018 of $855.9 primarily related to Fairfax India and Fairfax Africa term loans. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

The following table presents major components of cash flows for the years ended December 31, 2017 and 2016:

	2017	2016
Operating activities
Cash provided by operating activities before the undernoted	22.2	138.9
Net sales of investments classified as FVTPL	2,678.4	1,119.3
Investing activities
Purchases of investments in associates	(1,026.5)	(735.3)
Sales of investments in associates	1,014.9	45.8
Purchases of subsidiaries, net of cash acquired	(1,107.7)	(779.1)
Sale of subsidiary, net of cash divested	640.4	–
Net purchases of premises and equipment and intangible assets	(415.2)	(208.3)
Decrease in restricted cash for purchase of subsidiary	–	6.5
Financing activities
Net proceeds from borrowings – holding company and insurance and reinsurance companies	577.0	637.7
Repayment of borrowings – holding company and insurance and reinsurance companies	(483.7)	(5.4)
Net borrowings from (repayments to) holding company revolving credit facility	(200.0)	200.0
Net proceeds from borrowings – non-insurance companies	500.6	360.5
Repayment of borrowings – non-insurance companies	(268.7)	(38.9)
Net borrowings from revolving credit facilities – non-insurance companies	193.7	193.6
Increase in restricted cash related to financing activities	(150.8)	(18.9)
Issuances of subordinate voting shares	–	523.5
Purchases of subordinate voting shares for treasury	(140.5)	(64.2)
Purchases of subordinate voting shares for cancellation	(96.2)	(14.1)
Issuances of subsidiary common shares to non-controlling interests	2,223.2	157.1
Purchases of subsidiary common shares from non-controlling interests	(140.3)	(87.2)
Sales of subsidiary common shares to non-controlling interests	96.8	12.7
Common and preferred share dividends paid	(282.0)	(271.8)
Dividends paid to non-controlling interests	(67.5)	(41.2)

Increase in cash and cash equivalents during the year	3,568.1	1,131.2

Cash provided by operating activities (excluding net purchases of investments classified as FVTPL) decreased from $138.9 in 2016 to $22.2 in 2017, principally reflecting higher net paid losses and expenses and lower interest and dividends received, partially offset by higher net premium collections and lower income taxes paid. Refer to note 27 (Supplementary Cash Flow Information) to the consolidated financial statements for the year ended December 31, 2017 for details of net purchases of securities classified as FVTPL.

Purchases of investments in associates of $1,026.5 in 2017 primarily reflected investments in Astarta (28.1%), Farmers Edge (46.1%), Sigma (81.2%), Bangalore Airport (48.0% by Fairfax India), Atlas Mara (43.3% by Fairfax Africa) and the purchase of an additional indirect interest in APR Energy (ownership increased by 22.9%). Purchases of investments in associates of $735.3 in 2016 primarily reflected the purchase of an additional ownership interest in ICICI Lombard (ownership increased by 9.0%), an additional indirect interest in APR Energy, an investment in Fairchem (44.7% by Fairfax India), and the acquisition of indirect interests in Eurolife (40.0%) and Peak Achievement (38.2%). Sales of associates of $1,014.9 in 2017 primarily reflected net proceeds received on the sale of a 24.3% equity interest in ICICI Lombard ($908.5) and distributions received from the company's insurance and non-insurance associates.

Purchases of subsidiaries, net of cash acquired of $1,107.7 in 2017 primarily related to the acquisitions of Allied World and Fairfax Latam (100%), an additional investment in Grivalia Properties (ownership increased by 10.3%), and the acquisition of Saurashtra Freight (51.0% by Fairfax India). Purchases of subsidiaries, net of cash acquired of $779.1 in 2016 primarily related to the acquisitions of St-Hubert (100% by Cara), Original Joe's (89.2% by Cara),

AMAG (80.0%), Privi Organics (50.8% by Fairfax India), Bryte Insurance (100%) and Golf Town (60.0%). Sale of subsidiary, net of cash divested in 2017 related to the divestiture of a 97.7% equity interest in First Capital.

Net proceeds from borrowings – holding company and insurance and reinsurance companies of $577.0 in 2017 primarily reflected net proceeds from the issuance of Cdn$650.0 principal amount of 4.25% unsecured senior notes due December 6, 2027. Net proceeds from borrowings – holding company and insurance and reinsurance companies of $637.7 in 2016 primarily reflected net proceeds from the issuance of Cdn$400.0 principal amount of 4.50% unsecured senior notes due March 22, 2023 and Cdn$450.0 principal amount of 4.70% unsecured senior notes due December 16, 2026. Repayment of borrowings – holding company and insurance and reinsurance companies of $483.7 in 2017 primarily reflected the early redemption of Cdn$388.4 principal amount of 7.5% unsecured senior notes due 2019 and repayment of $124.9 principal amount of purchase consideration payable upon maturity.

Net proceeds from borrowings by non-insurance companies of $500.6 in 2017 primarily reflected net proceeds from Fairfax India's term loan ($400.0). Repayment of borrowings by non-insurance companies of $268.7 in 2017 primarily reflected Fairfax India's repayment of a previous term loan ($225.0). Net borrowings from revolving credit facilities and short term loans by non-insurance companies of $193.7 in 2017 primarily reflected proceeds from Fairfax Africa's term loan ($150.0) that required cash collateral of $150.0 (included in restricted cash related to financing activities). Net proceeds from borrowings – non-insurance companies of $360.5 in 2016 reflected net proceeds from Cara's floating rate term loan of $115.2 (Cdn $150.0) to finance its acquisition of St-Hubert and Fairfax India's term loan ($225.0). Net borrowings from revolving credit facilities – non-insurance companies of $193.6 in 2016 principally reflected Cara's borrowing on its floating rate revolving credit facility to finance its acquisitions of St-Hubert and Original Joe's.

Purchases of subordinate voting shares for treasury in 2017 of $140.5 (2016 – $64.2) were for the company's share-based payment awards. Issuance of subsidiary common shares to non-controlling interests of $2,223.2 in 2017 primarily reflected certain co-investors acquiring an indirect equity interest in Allied World, the public offerings by Fairfax Africa and Fairfax India and the issuance of common shares by Quess. Purchases of subsidiary common shares from non-controlling interests of $140.3 in 2017 primarily reflected Mosaic Capital's redemption of certain of its preferred shares and other equity instruments. Sales of subsidiary common shares to non-controlling interests of $96.8 in 2017 reflected Thomas Cook India's sale of a 5.4% equity interest in Quess.

Issuance of subordinate voting shares of $523.5 in 2016 reflected net proceeds received from the underwritten public offering of 1.0 million subordinate voting shares. Issuance of subsidiary common shares to non-controlling interests of $157.1 in 2016 primarily reflected Cara's issuance of subordinate voting shares to finance its acquisition of St-Hubert and the issuance of common shares by Quess through its initial public offering. Purchases of subsidiary common shares from non-controlling interests of $87.2 in 2016 primarily reflected the repurchase by Brit of its common shares from OMERS and the repurchase of subordinate voting shares for cancellation by Fairfax India.

    Contractual Obligations

The following table sets out the expected payment schedule of the company's significant contractual obligations as at December 31, 2017:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Provision for losses and loss adjustment expenses	7,453.3	8,272.0	4,557.3	8,328.2	28,610.8
Borrowings – principal	1,005.1	877.5	1,556.8	2,957.5	6,396.9
Borrowings – interest	315.7	542.9	381.5	745.6	1,985.7
Operating leases	188.5	326.6	252.5	458.2	1,225.8

	8,962.6	10,019.0	6,748.1	12,489.5	38,219.2

For further detail on the maturity profile of the company's financial liabilities, please see the heading Liquidity Risk in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017.

    Contingencies and Commitments

For a full description of these matters, please see note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2017.

Accounting and Disclosure Matters

    Management's Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the company's management, including the company's CEO and CFO, the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2017, as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the company's CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2017, the company's disclosure controls and procedures were effective.

    Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 and under National Instrument 52-109). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2017. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). Based on this assessment, except as described below under "Limitation on scope of design and evaluation", the company's management, including the CEO and CFO, concluded that, as of December 31, 2017, the company's internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework (2013) issued by COSO.

Pursuant to the requirements of the U.S. Securities Exchange Act, the effectiveness of the company's internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears within this Annual Report.

    Limitation on scope of design and evaluation

On July 6, 2017 the company completed the acquisition of Allied World Assurance Company Holdings, AG, which was subsequently renamed Allied World Assurance Company Holdings, GmbH ("Allied World"). Management has determined to limit the scope of the design and evaluation of the company's internal control over financial reporting to exclude the controls, policies and procedures of Allied World, the results of which are included in the consolidated financial statements of the company for the year ended December 31, 2017 since the acquisition date. The scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. The operations of Allied World represented 6.5% of the company's consolidated revenue for the year ended December 31, 2017 and represented 22.8% and 23.9% of the company's consolidated assets and liabilities respectively as at December 31, 2017. In addition, the table that follows presents a summary of financial information for Allied World.

For the period July 6, 2017 to December 31, 2017
Revenue	1,050.5

Net loss	(555.4)

As at December 31, 2017
Assets
Insurance contract receivables	1,336.7
Portfolio investments	8,162.9
Deferred premium acquisition costs	146.6
Recoverable from reinsurers	2,879.6
Goodwill and intangible assets	1,702.6
Other assets	356.0

14,584.4

Liabilities
Accounts payable and accrued liabilities	272.2
Income taxes payable	1.7
Short sale and derivative obligations	0.6
Due to affiliates	6.0
Funds withheld payable to reinsurers	270.3
Insurance contract liabilities	9,440.9
Deferred income taxes	67.5
Borrowings	878.0

10,937.2

Equity	3,647.2

14,584.4

    Critical Accounting Estimates and Judgments

Please refer to note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2017.

    Significant Accounting Policy Changes

There were no significant accounting policy changes during 2017. Please refer to note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2017 for a detailed description of the company's accounting policies.

    Future Accounting Changes

Certain new IFRS standards may have a significant impact on the company's consolidated financial reporting in the future. Each of those standards will require a moderate to high degree of implementation effort within the next three years as described below. The company does not expect to adopt any of these new standards in advance of their respective effective dates. New standards and amendments that have been issued but are not yet effective are also described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2017.

IFRS 9 Financial Instruments ("IFRS 9")

In July 2014 the IASB issued the complete version of IFRS 9 which will supersede the 2010 version of IFRS 9 currently applied by the company ("IFRS 9 (2010)"). IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with retrospective application, and includes requirements for the classification and measurement of financial assets and liabilities, an expected credit loss model that replaces the existing incurred loss impairment model, and new hedge accounting guidance.

The company evaluated the impact of IFRS 9 by assessing its business models and the cash flow characteristics of its financial assets to determine their appropriate classifications under the new standard, and is nearing completion of that analysis. The company expects equities and derivative instruments held within the company's investment portfolio to continue to be classified as FVTPL, and the classification of financial liabilities and its hedge of net investment to also remain substantially unchanged from IFRS 9 (2010). The company continues to monitor and consider evolving guidance and interpretations related to IFRS 9 as it works through the classification analysis for its investments in debt instruments.

IFRS 15 Revenue from Contracts with Customers ("IFRS 15")

In May 2014 the IASB issued IFRS 15 which introduces a single model for recognizing revenue from contracts with customers. IFRS 15 excludes insurance contracts and financial instruments from its scope and is applicable primarily to the company's non-insurance companies. In April 2016 the IASB issued amendments to clarify certain aspects of IFRS 15 and to provide additional practical expedients upon transition. The standard is effective for annual periods beginning on or after January 1, 2018, with retrospective application.

During 2016 the company developed a detailed project plan for the implementation of IFRS 15 and conducted an impact assessment, involving all of its significant operating companies, that focused on identifying, by industry and key revenue streams, potential measurement differences under IFRS 15 compared to current accounting policies. Further study of a limited number of potential issues for certain of the non-insurance companies, particularly in the restaurant and staffing industries, was undertaken in 2017. Based on the cumulative work performed, the company has substantially completed its analysis of the accounting requirements under IFRS 15 and does not anticipate recording any significant transition adjustments upon adoption on January 1, 2018.

IFRS 16 Leases ("IFRS 16")

In January 2016 the IASB issued IFRS 16 which largely eliminates the distinction between finance and operating leases for lessees. With limited exceptions, a lessee will be required to recognize a right-of-use asset and a liability for its obligation to make lease payments. The standard is effective for annual periods beginning on or after January 1, 2019, with a choice of modified retrospective or full retrospective application.

During 2017 the company developed an implementation plan for IFRS 16 and had its operating companies undertake a detailed inventory of leases to determine the characteristics of their leases and the completeness of historic lease data required for IFRS 16 transition calculations. Further work will be undertaken in 2018 to develop IFRS 16 lease liability calculations and to identify and implement enhancements to current processes and information systems that may be required to embed such calculations within the company's financial reporting.

IFRS 17 Insurance Contracts ("IFRS 17")

In May 2017 the IASB issued IFRS 17, a comprehensive standard that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. The measurement approach is based on the following: (i) a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract; (ii) the effect of the time value of money; (iii) a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows; and (iv) a contractual service margin which represents the unearned profit in a contract (that is recognized in net earnings as the insurer fulfills its performance obligations under the contract). Estimates are required to be re-measured each reporting period. In addition, a simplified measurement approach is permitted for short-duration contracts in which the coverage period is approximately one year or less. The standard is effective for annual periods beginning on or after January 1, 2021, with retrospective application and some practical expedients available on adoption.

The company is currently evaluating the impact of the new standard on its financial reporting, and potentially, its business activities. The new measurement approach and its need for current estimates is expected to significantly increase operational complexity compared to existing practice. The use of different measurement models depending on whether an insurance contract is considered short-duration or long-duration under the standard presents certain implementation challenges and the presentation requirements significantly alter the disclosure of profit and loss from insurance contracts in the consolidated financial statements. The company is devoting significant effort to the analysis of IFRS 17, including education workshops and impact assessments at its largest insurance and reinsurance companies. Findings from those impact assessments will support implementation planning and analysis for all insurance and reinsurance operations in 2018.

Risk Management

    Overview

The primary goals of the company's financial risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. Please refer to note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017 for a detailed discussion of the company's risk management policies.

    Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. For further detail about the issues and risks relating to the company, please see Risk Factors in Fairfax's most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The company's success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover losses. This could adversely affect the company's net earnings and financial condition.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a given point in time involving actuarial and statistical projections of the company's expectations of the ultimate settlement and administration costs of claims incurred. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized to establish appropriate claims reserves. The company's management of pricing risk is discussed in note 24 (Financial Risk Management), and management of claims reserves is discussed in note 4 (Critical Accounting Estimates and Judgments) and note 8 (Insurance Contract Liabilities), to the consolidated financial statements for the year ended December 31, 2017.

Catastrophe Exposure

The company's insurance and reinsurance operations are exposed to claims arising out of catastrophes. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, tornadoes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. The incidence and severity of catastrophes are inherently unpredictable.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines, including losses relating to business interruptions occurring in the same geographic area as the catastrophic event or in the other geographic areas. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon the company's financial condition, profitability or cash flows. The company believes that increases in the value and geographic concentration of insured property, higher construction costs due to labour and raw material shortages following a significant catastrophe event, and climate change could increase the severity of claims from catastrophic events in the future. The company's management of catastrophe risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company's net earnings, financial position or cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive premium levels. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could reduce the premiums the company writes and could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because insurers, including the larger insurers created by industry consolidation, may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by existing reinsurers or alternative forms of reinsurance capacity entering the market from recent or future market entrants. If any of these events transpire, the profitability of the company's reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017.

Investment Portfolio

Investment returns are an important part of the company's overall profitability as the company's operating results depend in part on the performance of its investment portfolio. The company's investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks, equity-related securities and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could impair the company's financial condition, profitability or cash flows. Investment income is derived from interest and dividends, together with net gains or losses on investments. The portion derived from net gains or losses on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company's control. General economic conditions, stock market conditions and many other factors can also adversely affect the equity markets and, consequently, the value of the equities owned. In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company's investment income and net gains on investment or result in investment losses. The company's management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017.

Derivative Instruments

The company may be a counterparty to various derivative instruments, primarily for general protection against declines in the fair value of its financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these investments are volatile and may vary dramatically up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement.

The use of derivative instruments is governed by the company's investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk, basis risk and counterparty risk, although these risks are diminished because the company's principal use of derivative instruments is to hedge exposures to various risks. The company endeavors to limit counterparty risk through diligent selection of counterparties to its derivative instruments and through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could have a material adverse effect upon its financial position, profitability or cash flows. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) and management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017.

Economic Hedging Strategies

The company may use derivative instruments from time to time to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. The company may choose to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have typically been used to hedge macro level risks, although the company does not expect to undertake hedges of such risks in the foreseeable future. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) to the consolidated financial statements for the year ended December 31, 2017.

The company's derivative instruments may expose it to basis risk. Basis risk is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company's financial condition, profitability or cash flows.

The company regularly monitors the prospective and retrospective effectiveness of any hedging instruments and will adjust the amount and/or type of hedging instruments as required to achieve its risk management goals. The management of credit risk and various market risks is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to the company's financial condition, profitability or cash flows in future periods.

The company's exposure to asbestos, environmental and other latent claims is discussed in the Asbestos, Pollution and Other Hazards section of this MD&A. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2017.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurer, called the cedant, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company, as a cedant, of its primary obligation to the insured. Recoverable from reinsurers balances may become an issue mainly due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries are received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay amounts due under reinsurance contracts, the company will incur unexpected losses and its operations, financial positions and cash flows will be adversely affected. The credit risk associated with the company's reinsurance recoverable balances is described in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017 and in the Recoverable from Reinsurers section of this MD&A.

The company's insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company's insurance and reinsurance companies for certain losses. Accordingly, the company's insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Acquisitions and Divestitures

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved which could adversely affect the company's financial condition, profitability or cash flows. The company may periodically explore opportunities to make strategic investments in all or part of certain businesses or companies. Acquisitions may involve a number of special risks, including failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on the company's business, results of operations and financial position. The company cannot be sure that any acquired businesses will achieve the anticipated revenues, income and synergies. Failure on the company's part to manage its acquisition strategy successfully could have a material adverse effect on its business, results of operations and financial position. The company cannot be sure that it will be able to identify appropriate targets, profitably manage additional businesses or successfully integrate any acquired business into its operations.

The strategies and performance of operating companies, and the alignment of those strategies throughout the organization, are regularly assessed through various processes involving senior management and the company's Board of Directors.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Third-party rating agencies assess and rate the claims-paying ability of reinsurers and insurers based upon the criteria of such rating agencies. Periodically the rating agencies evaluate the company's insurance and reinsurance subsidiaries to confirm that they continue to meet the criteria of the ratings previously assigned to them. The claims-paying ability ratings assigned by rating agencies to reinsurance or insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company's insurance subsidiaries write and could cause early termination of contracts written by the company's reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparts. A downgrade of the company's long term debt ratings by the major rating agencies could require the company and/or its subsidiaries to accelerate their cash settlement obligations for certain derivative transactions to which they are a party, and could result in the termination of certain other derivative transactions. In addition, a downgrade of the company's credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company's relationships with its various rating agencies.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company's reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company's operating margins would decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company's management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017.

Emerging Claim and Coverage Issues

The provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures) and extreme weather events. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty lines of business, these legal, social and environmental changes may not become apparent until some time after their occurrence.

The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company's liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known until many years after a policy or contract is issued. The company's exposure to this uncertainty is greatest in its "long-tail" casualty lines of business where claims can typically be made for many years, rendering them more susceptible to these trends than in the property insurance lines of business, which is more typically "short-tail". In addition, the company could be adversely affected by the growing trend of plaintiffs targeting participants in the property-liability insurance industry in purported class action litigation relating to claims handling and other practices.

The company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written. Loss exposure is also limited by geographic diversification. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2017 and in the Asbestos, Pollution and Other Hazards section of this MD&A.

Cost of Reinsurance and Adequate Protection

The company uses reinsurance arrangements, including reinsurance of its own reinsurance business purchased from other reinsurers, referred to as retrocessionaires, to help manage its exposure to property and casualty risks. The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company's business volume and profitability. Reinsurance companies can also add or exclude certain coverages from, or alter terms in, the policies they offer. Reinsurers may also impose terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. As a result, the company's insurance subsidiaries, like other primary insurance companies, increasingly are writing insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose the company to greater risk and greater potential losses.

The rates charged by reinsurers and the availability of reinsurance to the company's subsidiaries will generally reflect the recent loss experience of the company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in Florida to increase significantly in 2006. In 2011 the insurance industry experienced the second highest number of insured losses in history, primarily due to numerous catastrophes. The significant catastrophe losses incurred by reinsurers worldwide resulted in higher costs for reinsurance protection in 2012. More recently, there has been excess capital within the reinsurance market due to favourable operating results of reinsurers and alternative forms of reinsurance capacity entering the market. As a result, the market has become very competitive with prices decreasing for most lines of business. However, significant hurricane loss activity in 2017 may again result in higher costs for reinsurance protection going forward. Each of the company's subsidiaries continue to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Holding Company Liquidity

Fairfax is a holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

Although substantially all of the holding company's operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for payment of its outstanding debt. Accordingly, the holding company's ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of the countries where the company operates (principally the U.S., Canada, the United Kingdom and Bermuda) (in each case, including the provinces, states or other jurisdictions therein) and is affected by the subsidiaries' credit agreements, indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. The holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017 and in the Liquidity section of this MD&A.

Access to Capital

The company's future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company's business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, financial condition and profitability would be materially adversely affected.

The company's ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of its revolving credit facility discussed in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2017. The revolving credit facility contains various covenants that may restrict, among other things, the company's ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization of not more than 0.35:1 and consolidated shareholders' equity of not less than $9.5 billion. A failure to comply with the obligations and covenants under the revolving credit facility could result in an event of default under such agreement which, if not cured or waived, could permit acceleration of indebtedness, including other indebtedness of Fairfax or its subsidiaries. If such indebtedness were to be accelerated, there can be no assurance that the company's assets would be sufficient to repay that indebtedness in full. This risk is mitigated by maintaining high levels of liquid assets at the holding company. The company's management of liquidity risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017 and in the Liquidity section of this MD&A.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman, Chief Executive Officer and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputations of these individuals are important factors in the company's ability to attract new business. The company's success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not maintain key employee insurance with respect to any of its employees.

Regulatory, Political and other Influences

The insurance and reinsurance industries are highly regulated and are subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal, state and provincial governments in the United States and Canada, as well as governments in foreign jurisdictions in which the company operates, have periodically considered programs to reform or amend the insurance systems at both the federal and local levels. For example, in recent years the company has had to implement the following: new regulatory capital guidelines for the company's European operations due to Solvency II; the Dodd-Frank Act created a new framework for regulation of over-the-counter derivatives in the United States which could increase the cost of the company's use of derivatives for investment and hedging purposes; the activities of the International Association of Insurance Supervisors has resulted in additional regulatory oversight of the company; and the Canadian and U.S. insurance regulators' Own Risk and Solvency Assessment ("ORSA") initiatives have required the company's North American operations to perform self-assessments of the capital available to support their business risks. Such initiatives could adversely affect the financial results of the company's subsidiaries, including their ability to pay dividends, cause unplanned modifications of products or services, or result in delays or cancellations of sales of products and services by insurers or reinsurers. Insurance industry participants may respond to changes by reducing their investments or postponing investment decisions, including investments in the company's products and services. The company's management of the risks associated with its capital within the various regulatory regimes in which it operates is discussed in note 24 (Financial Risk Management) under the heading of Capital Management in the consolidated financial statements for the year ended December 31, 2017 and in the Capital Resources and Management section of this MD&A.

Information Requests or Proceedings by Government Authorities

From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The company sometimes receives inquiries and informational requests from insurance regulators in the jurisdictions in which its insurance and reinsurance subsidiaries operate. From time to time, consumer advocacy groups or the media also focus attention on certain insurance industry practices. The company cannot predict at this time the effect that investigations, litigation and regulatory activity or negative publicity from consumers or the media will have on the insurance or reinsurance industry or its business, or whether activities or practices currently thought to be lawful will be characterized in the future as unlawful or will become subject to negative scrutiny from consumer advocacy groups or the media. The company's involvement in any investigations and related lawsuits would cause it to incur legal costs and, if the company were found to have violated any laws, could be required to pay fines and damages, perhaps in material amounts. In addition, the company could be materially adversely affected by the negative publicity for the insurance industry related to any such proceedings, and by any new industry-wide regulations or practices that may result from such proceedings or publicity. It is possible that future investigations or related regulatory developments will mandate changes in industry practices in a fashion that increases the company's costs of doing business or requires the company to alter aspects of the manner in which it conducts its business. The company's internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings.

Regional or Geographical Limitations and Risks

The company's international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company's operations permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company's international operations are widespread and therefore not dependent on the economic stability of any one particular region.

Lawsuits

The company may, from time to time, become party to a variety of legal claims and regulatory proceedings including, but not limited to: disputes over coverage or claims adjudication; disputes regarding sales practices, disclosures, premium refunds, licensing, regulatory compliance and compensation arrangements; disputes with its agents, brokers or network providers over compensation and termination of contracts and related claims; regulatory actions relating to consumer pressure in relation to benefits realized by insurers; disputes with taxing authorities regarding its tax liabilities and tax assets; regulatory proceedings and litigation related to acquisitions or divestitures made or proposed by the company or its subsidiaries or in connection with subsidiaries in which the company holds an investment; and disputes relating to certain businesses acquired or disposed of by the company. The existence of such claims against the company or its affiliates, directors or officers could have various adverse effects, including the incurrence of significant legal expenses defending claims, even those without merit.

Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk. The company's legal and regulatory matters are discussed in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2017.

Significant Shareholder

The company's Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing 42.5% of the voting power of the company's outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

Amendments were made to the terms of the company's multiple voting shares, which are controlled by Mr. Watsa, in August of 2015 having the effect of preserving the voting power represented by the multiple voting shares at 41.8% even if additional subordinate voting shares are issued in the future. The amendments are described in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015 and in the company's annual information form filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Foreign Exchange

The company's reporting currency is the U.S. dollar. A portion of the company's premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities are hedged) which could adversely affect the company's financial condition, profitability or cash flows. The company's management of foreign currency risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2017.

Reliance on Distribution Channels

The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company's business is generated by brokers (including international reinsurance brokers with respect to the company's reinsurance operations), with the remainder split among the other distribution channels. This is substantially consistent across the company's insurance and reinsurance subsidiaries.

The company's insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company's reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company's competitors and there can be no assurance as to their continuing commitment to distribute the company's insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company's brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company's underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, financial condition, profitability or cash flows of the company. The company's insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company's established underwriting guidelines.

Goodwill and Intangible Assets

The goodwill and intangible assets on the company's consolidated balance sheet originated from various acquisitions made by the company or its operating subsidiaries. Continued profitability of acquired businesses is a key driver for there to be no impairment in the carrying value of goodwill and intangible assets. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished.

Management regularly reviews the current and expected profitability of the operating companies relative to plan in assessing the carrying value of goodwill. The intended use, expected life, and economic benefit to be derived from intangible assets are evaluated by the company when there are potential indicators of impairment. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be potential impairment.

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a reduction in the company's deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company's determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. While the company believes its tax positions to be reasonable, where the company's interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also consults with external tax professionals as needed. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as a result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury, which are funded by either assessments based on paid losses or premium surcharge mechanisms. In addition, as a condition to the ability to conduct business in various jurisdictions, the company's insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company's U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company's Canadian insurance subsidiaries contribute to a mandatory guaranty fund that protects insureds in the event of a Canadian property and casualty insurer becoming insolvent.

Technological Changes

Technological changes could have unpredictable effects on the insurance and reinsurance industries. It is expected that new services and technologies will continue to emerge that will affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business, including new lines of business. Failure to understand evolving technologies, or to position the company in the appropriate direction, or to deploy new products and services in a timely way that considers customer demand and competitor activities could have an adverse impact on the company's business, financial condition, profitability or cash flows. The company maintains an innovation working group comprised of members with diverse backgrounds from across its global operating companies to regularly assess new services and technologies that that may be applicable or disruptive to the insurance and reinsurance industries.

Technology Infrastructure

The company's business is highly dependent upon the successful and uninterrupted functioning of its computer and data processing systems which are relied upon to perform actuarial and other modeling functions necessary for writing business, to process and make claim payments and to process and summarize investment transactions. Third parties provide certain of the key components of the company's business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. The failure of these systems could interrupt the company's operations or impact its ability to rapidly evaluate and commit to new business opportunities. If sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise the company's ability to pay claims in a timely manner.

In addition, a security breach of the company's computer systems could damage its reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. Any well publicized compromise of security could deter people from conducting transactions that involve transmitting confidential information to the company's systems. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. This infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, the company could be subject to liability if hackers were able to penetrate its network security or otherwise misappropriate confidential information.

The company has highly trained staff that is committed to the continual development and maintenance of its technology infrastructure. Security measures, including data security programs specific to confidential personal information, have been implemented and are regularly upgraded. The company and its third party service providers also maintain contingency plans specific to its technology infrastructure.

Systemic Cyber-Attacks

The company relies on information technology in virtually all aspects of its business. A significant disruption or failure of the company's information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures, and inability to protect information and assets against intruders, and other operational difficulties. Attacks perpetrated against those information systems could result in loss of assets and critical information, expose the company to remediation costs and reputational damage, and adversely affect the company's results of operations, financial condition and liquidity.

Cyber-attacks could further adversely affect the company's ability to operate facilities, information technology and business systems, or compromise confidential customer and employee information. Cyber-attacks resulting in political, economic, social or financial market instability or damage to or interference with the company's assets, or its customers or suppliers may result in business interruptions, lost revenue, higher commodity prices, disruption in fuel supplies, lower energy consumption, unstable markets, increased security and repair or other costs, any of which may affect the company's consolidated financial results. Furthermore, instability in the financial markets as a result of terrorism, sustained or significant cyber-attacks, or war could also adversely affect the company's ability to raise capital.

The company has taken steps intended to mitigate these risks, including implementation of cyber security measures, business continuity planning, disaster recovery planning and business impact analysis, and regularly updates these plans and security measures.

Other

    Quarterly Data (unaudited)

Years ended December 31

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2017
Revenue	2,737.6	3,258.2	4,907.3	5,321.5	16,224.6
Net earnings	75.3	312.6	370.2	856.8	1,614.9
Net earnings attributable to shareholders of Fairfax	82.6	311.6	476.9	869.5	1,740.6
Net earnings per share	$3.11	$13.04	$16.85	$30.87	$66.74
Net earnings per diluted share	$3.03	$12.67	$16.42	$30.06	$64.98
2016
Revenue	2,186.5	2,907.0	2,431.4	1,774.7	9,299.6
Net earnings (loss)	(16.7)	293.5	32.7	(704.2)	(394.7)
Net earnings (loss) attributable to shareholders of Fairfax	(51.0)	238.7	1.3	(701.5)	(512.5)
Net earnings (loss) per share	$(2.76)	$9.81	$(0.42)	$(30.77)	$(24.18)
Net earnings (loss) per diluted share	$(2.76)	$9.58	$(0.42)	$(30.77)	$(24.18)

Revenue of $4,907.3 and $5,321.5 in the third and fourth quarter of 2017 increased from $2,431.4 and $1,774.7 in the third and fourth quarter of 2016, principally as a result of net gains from the partial sale of ICICI Lombard in the third quarter of 2017, the sale of the company's 97.7% interest in First Capital in the fourth quarter of 2017, and the consolidation of the net premiums earned by Allied World from July 6, 2017.

Net earnings attributable to shareholders of Fairfax of $476.9 (net earnings of $16.85 per basic share and $16.42 per diluted share) in the third quarter of 2017 compared to net earnings attributable to shareholders of Fairfax of $1.3 (net loss of $0.42 per basic and diluted share) in the third quarter of 2016, reflected higher net gains on investments (which primarily resulted from the partial sale of ICICI Lombard and increased net gains on net equity exposure), partially offset by underwriting losses (which primarily resulted from current period catastrophe losses related to Hurricanes Harvey, Irma and Maria).

Net earnings attributable to shareholders of Fairfax of $869.5 (net earnings of $30.87 per basic share and $30.06 per diluted share) in the fourth quarter of 2017 compared to a net loss attributable to shareholders of Fairfax of $701.5 (net loss of $30.77 per basic and diluted share) in the fourth quarter of 2016, reflected higher net gains on investments (which primarily resulted from decreased net losses on bonds and increased net gains on net equity exposure) and the net gain on the sale of the company's 97.7% interest in First Capital, partially offset by decreased underwriting profit (which primarily resulted from current period catastrophe losses related to the California wildfires) and increased provision for income taxes.

Operating results at the company's insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

    Stock Prices and Share Information

At March 9, 2018, Fairfax had 26,934,931 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 27,683,701 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. The multiple voting shares cumulatively carry 41.8% voting power at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2017 and 2016.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Cdn$)
2017
High	663.63	628.42	652.89	708.99
Low	598.00	547.95	552.01	639.00
Close	605.20	562.01	649.33	669.34
2016
High	780.13	736.54	774.90	777.45
Low	646.03	637.17	673.00	586.00
Close	727.07	695.83	768.72	648.50

    Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company's Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

    Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; and assessments and shared market mechanisms which may adversely affect our insurance subsidiaries. Additional risks and uncertainties are described in this Annual Report, which is available at www.fairfax.ca, and in our Supplemental and Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

APPENDIX
GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED

OBJECTIVES:

1)
We expect to compound our mark-to-market book value per share over the long term by 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees, shareholders and the communities where we operate – at the expense of short term profits if necessary.

2)
Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

3)
We always want to be soundly financed.

4)
We provide complete disclosure annually to our shareholders.

STRUCTURE:

1)
Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions, financing and investments, which are done by or with Fairfax. Investing will always be conducted based on a long term value-oriented philosophy. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)
Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)
Share ownership and large incentives are encouraged across the Group.

4)
Fairfax will always be a very small holding company and not an operating company.

VALUES:

1)
Honesty and integrity are essential in all our relationships and will never be compromised.

2)
We are results oriented – not political.

3)
We are team players – no "egos". A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)
We are hard working but not at the expense of our families.

5)
We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)
We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)
We will never bet the company on any project or acquisition.

8)
We believe in having fun – at work!

 Directors of the Company
Anthony F. Griffiths
 Corporate Director
Robert J. Gunn
 Corporate Director
Alan D. Horn
 President and Chief Executive Officer
Rogers Telecommunications Limited
Karen L. Jurjevich
 Principal, Branksome Hall
Christine N. McLean (as of April 2018)
Director of Research
Sprucegrove Investment Management Ltd.
John R.V. Palmer
 Chairman, Toronto Leadership Centre
Timothy R. Price
 Chairman, Brookfield Funds, a division of
Brookfield Asset Management Inc.
Brandon W. Sweitzer
 Dean, School of Risk Management, St. John's University
Lauren C. Templeton
 President, Templeton and Phillips Capital Management, LLC
Benjamin P. Watsa
 President and Founder, Marval Capital Ltd.
V. Prem Watsa
 Chairman and Chief Executive Officer of the Company
Officers of the Company
Jennifer Allen
 Vice President
David Bonham
 Vice President and Chief Financial Officer
Peter Clarke
 Vice President and Chief Risk Officer
Jean Cloutier
 Vice President, International Operations
Vinodh Loganadhan
 Vice President, Administrative Services
Bradley Martin
 Vice President, Strategic Investments
Paul Rivett
 President
Eric Salsberg
 Vice President, Corporate Affairs and Corporate Secretary
Ronald Schokking
 Vice President and Treasurer
John Varnell
 Vice President, Corporate Development
V. Prem Watsa
 Chairman and Chief Executive Officer
Auditor
PricewaterhouseCoopers LLP
 General Counsel
Torys LLP

Operating Management
    Fairfax Insurance Group
Andrew A. Barnard, President
    Northbridge
Silvy Wright, President
 Northbridge Financial Corporation
    OdysseyRe
Brian D. Young, President
 Odyssey Re Holdings Corp.
    Crum & Forster
Marc Adee, President
 Crum & Forster Holdings Corp.
    Zenith National
Kari Van Gundy, President
 Zenith National Insurance Corp.
    Brit
Mark Cloutier, Executive Chairman
Matthew Wilson, President
 Brit Limited
    Allied World
Scott A. Carmilani, President
 Allied World Assurance Company Holdings, GmbH
    Fairfax Asia
Ramaswamy Athappan, Chief Executive Officer
Sammy Y. Chan, President
Gobinath Athappan, Chief Operating Officer
and President, Pacific Insurance
    Insurance and Reinsurance – Other
Bruno Camargo, President
 Fairfax Brasil
Nigel Fitzgerald, President
 Advent Capital (Holdings)
Jacek Kugacz, President
 Polish Re
Peter Csakvari, President
 Colonnade Insurance
Edwyn O'Neill, President
 Bryte Insurance
Fabricio Campos, President
 Fairfax Latin America
    Run-off
Nicholas C. Bentley, President
 RiverStone Group
    Other
Bijan Khosrowshahi, President
 Fairfax International
Sean Smith, President
 Pethealth
Roger Lace, President
Hamblin Watsa Investment Counsel

Head Office        95 Wellington Street West, Suite 800, Toronto, Canada M5J 2N7
Telephone: (416) 367-4941
Website: www.fairfax.ca

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  EXHIBIT 99.1
Contents
Fairfax Corporate Performance
Corporate Profile
Consolidated Financial Statements
APPENDIX GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED